As confidentially submitted to the Securities and Exchange Commission on June 17, 2022.
This draft registration statement has not been publicly filed with the Securities and
Exchange Commission and all information herein remains strictly confidential.

Registration Statement No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

____________________________

Amendment No.1
to
Form F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

__________________________________________

Chi Ko Holdings Limited

(Exact name of registrant as specified in its charter)

__________________________________________

Cayman Islands	1540	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification Number)

Room 2620, 26/F., New Tech Plaza
34 Tai Yau Street
San Po Kong
Kowloon, Hong Kong
+852 2155 9690
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

__________________________________________

c/o Cogency Global Inc.
122 East 42nd Street, 18th Floor
New York, NY 10168
+212 947-7200
(Name, address, including zip code, and telephone number, including area code, of agent for service)

__________________________________________

Copies to:

Virginia Tam K&L Gates 44/F, Edinburgh Tower, The Landmark 15 Queen’s Road Central, Hong Kong +852 2230 3535	Mark E. Crone, Esq. The Crone Law Group P.C. 500 Fifth Avenue, Suite 938 New York, NY 10110 +646 861 7891

__________________________________________

Approximate date of commencement of proposed sale to public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act: Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”), indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

____________

†        The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the Commission, acting pursuant to such Section 8(a), may determine.

EXPLANATORY NOTE

This registration statement contains two prospectuses, as set forth below.

•        Public Offering Prospectus. A prospectus to be used for the public offering of              shares of Ordinary Shares of the registrant (the “Public Offering Prospectus”) through the underwriter named on the cover page of the Public Offering Prospectus.

•        Resale Prospectus. A prospectus to be used for the resale by the Selling Shareholders set forth therein of 1,102,500 shares of Ordinary Shares of the registrant (the “Resale Prospectus”).

The Resale Prospectus is substantively identical to the Public Offering Prospectus, except for the following principal points:

•        they contain different outside and inside front covers and back covers;

•        they contain different Offering sections in the Prospectus Summary section beginning on page 1;

•        they contain different Use of Proceeds sections on page 55;

•        a Selling Shareholders section is included in the Resale Prospectus;

•        the Underwriting section from the Public Offering Prospectus on page 127 is deleted from the Resale Prospectus and a Selling Shareholder Plan of Distribution is inserted in its place; and

•        the Legal Matters section in the Resale Prospectus on page 133 deletes the reference to counsel for the underwriter.

The registrant has included in this registration statement a set of alternate pages after the back cover page of the Public Offering Prospectus (the “Alternate Pages”) to reflect the foregoing differences in the Resale Prospectus as compared to the Public Offering Prospectus. The Public Offering Prospectus will exclude the Alternate Pages and will be used for the public offering by the registrant. The Resale Prospectus will be substantively identical to the Public Offering Prospectus except for the addition or substitution of the Alternate Pages and will be used for the resale offering by the Selling Shareholders.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION, DATED , 2022

 Ordinary Shares

Chi Ko Holdings Limited

This is the IPO of the ordinary shares, par value US$0.0001 per share (“Ordinary Shares” or “Shares”), of Chi Ko Holdings Limited (“CKHL”). We are offering              Ordinary Shares of CKHL, representing          of the Ordinary Shares following completion of the offering of CKHL. Following the offering,          of the Ordinary Shares will be held by shareholders for general trading, assuming the underwriters do not exercise the over-allotment option.

Prior to this offering, there has been no public market for our Ordinary Shares. The offering price of our Ordinary Shares in this offering is expected to be between $         and $         per share. We intend to apply to list our Ordinary Shares on the Nasdaq Capital Market under the symbol “CKHL.” There is no assurance that such application will be approved, and if our application is not approved, this offering may not be completed.

Investors are cautioned that you are buying shares of a Cayman Islands holding company with operations in Hong Kong by its Operating Subsidiary.

CKHL is a holding company incorporated in the Cayman Islands with no material operations of its own, and we conduct our operations primarily in Hong Kong through our key Operating Subsidiary Chiu & Lee Partners. References to the “Company,” “we,” “us,” and “our” in the prospectus are to CKHL, the Cayman Islands entity that will issue the Ordinary Shares being offered. References to “Chiu & Lee Partners” are to the entity operating the business. References to “Operating Subsidiary” refer to Chiu & Lee Partners. This is an offering of the Ordinary Shares of CKHL, the holding company in the Cayman Islands, instead of the shares of the Operating Subsidiary. Investors in this offering will not directly hold any equity interests in the Operating Subsidiary.

Investing in our Ordinary Shares is highly speculative and involves a high degree of risk. Before buying any shares, you should carefully read the discussion of material risks of investing in our Ordinary Shares in “Risk Factors” beginning on page 21 of this prospectus.

Our operations are primarily located in Hong Kong, a Special Administrative Region of the People’s Republic of China (“China” or the “PRC”), and therefore, we may be subject to unique risks due to uncertainty of the interpretation and the application of the PRC laws and regulations. As of the date of this prospectus, we are not subject to the PRC government’s direct influence or discretion over the manner in which we conduct our business activities outside of the PRC. However, due to long-arm provisions under the current PRC laws and regulations, there remains regulatory uncertainty with respect to the implementation and interpretation of laws in China. We are also subject to the risks of uncertainty about any future actions of the PRC government or authorities in Hong Kong in this regard.

Should the PRC government choose to exercise significant oversight and discretion over the conduct of our business, they may intervene in or influence our operations. Such governmental actions:

•        could result in a material change in our operations and/or the value of our securities;

•        could significantly limit or completely hinder our ability to continue our operations;

•        could significantly limit or completely hinder our ability to offer or continue to offer our securities to investors; and

•        may cause the value of our securities to significantly decline or be worthless.

We are aware that recently, the PRC government has initiated a series of regulatory actions and new policies to regulate business operations in certain areas in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using a variable interest entity (“VIE”) structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. Since these statements and regulatory actions are new, it is highly uncertain how soon the legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any. It is also highly uncertain what the potential impact such modified or new laws and regulations will have on Chiu & Lee Partners’ daily business operation, its ability to accept foreign investments and the listing of our Ordinary Shares on U.S. or other foreign exchanges. The PRC government may intervene or influence our operations at any time and may exert more control over offerings conducted overseas and foreign investment in Hong Kong-based issuers. The PRC government may also intervene or impose restrictions on our ability to move out of Hong Kong to distribute earnings and pay dividends or to reinvest in our business outside of Hong Kong. Furthermore, PRC regulatory authorities may in the future promulgate laws, regulations or implementing rules that require our company or any of our subsidiaries to obtain regulatory approval from Chinese authorities before this offering. These actions could result in a material change in our operations and could significantly limit or completely hinder our ability to complete this offering or cause the value of our Ordinary Shares to significantly decline or become worthless. See “Prospectus Summary — Recent Regulatory Development in the PRC” beginning on page 13.

As of the date of this prospectus, our operations in Hong Kong and our registered public offering in the United States are not subject to the review nor prior approval of the Cyberspace Administration of China (the “CAC”) nor the China Securities Regulatory Commission (the “CSRC”). Uncertainties still exist, however, due to the possibility that laws, regulations, or policies in the PRC could change rapidly in the future. In the event that (i) the PRC government expanded the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or the CAC and that we are required to obtain such permissions or approvals, or (ii) we inadvertently concluded that relevant permissions or approvals were not required or that we did not receive or maintain relevant permissions or approvals required, any action taken by the PRC government could significantly limit or completely hinder our operations in Hong Kong and our ability to offer or continue to offer our Ordinary Shares to investors and could cause the value of such securities to significantly decline or be worthless.

Furthermore, as more stringent criteria, including the Holding Foreign Companies Accountable Act (the “HFCA Act”), have been imposed by the SEC and the Public Company Accounting Oversight Board (“PCAOB”), recently, our Ordinary Shares may be prohibited from trading if our auditor cannot be fully inspected. Our auditor, ZH CPA, LLC, the independent registered public accounting firm that issues the audit report included in this prospectus, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess ZH CPA, LLC’s compliance with applicable professional standards. ZH CPA, LLC is headquartered in Denver, Colorado, and can be inspected by the PCAOB. Therefore, we believe that, as of the date of this prospectus, our auditor is not subject to the determinations announced by the PCAOB on December 16, 2021, relating to the PCAOB’s inability to inspect or investigate completely registered public accounting firms headquartered in mainland China or Hong Kong because of a position taken by one or more authorities in the PRC or Hong Kong. See “Risk Factors — Risks Relating to Our Ordinary Shares — Although the audit report included in this prospectus is prepared by U.S. auditors who are currently inspected by the PCAOB, there is no guarantee that future audit reports will be prepared by auditors inspected by the PCAOB and, as such, in the future investors may be deprived of the benefits of such inspection. Furthermore, trading in our securities may be prohibited under the HFCA Act if the SEC subsequently determines our audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely, and as a result, U.S. national securities exchanges, such as the Nasdaq, may determine to delist our securities. Furthermore, on June 22, 2021, the U.S. Senate passed the

Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, and thus, would reduce the time before the securities may be prohibited from trading or delisted” on page 25. We cannot assure you whether Nasdaq or other regulatory authorities will apply additional or more stringent criteria to us. Such uncertainty could cause the market price of our Ordinary Shares to be materially and adversely affected.

Our management monitors the cash position of our Operating Subsidiary regularly and prepares budgets on a monthly basis to ensure it has the necessary funds to fulfill its obligations for the foreseeable future and to ensure adequate liquidity. In the event that there is a need for cash or a potential liquidity issue, it will be reported to our chief financial officer and subject to approval by our board of directors.

For CKHL to transfer cash to its subsidiaries, CKHL is permitted under the laws of the Cayman Islands and its memorandum and articles of association (as amended from time to time) to provide funding to our subsidiaries incorporated in the BVI and Hong Kong through loans or capital contributions. CKHL’s subsidiary formed under the laws of the BVI is permitted under the laws of the BVI to provide funding to our Hong Kong Operating Subsidiary Chiu & Lee Partners subject to certain restrictions laid down in the BVI Business Companies Act 2004 (as amended) and memorandum and articles of association of the relevant CKHL’s subsidiary incorporated under the laws of the BVI. As a holding company, CKHL may rely on dividends and other distributions on equity paid by its subsidiaries for its cash and financing requirements. According to the BVI Business Companies Act 2004 (as amended), a BVI company may make dividends distribution to the extent that immediately after the distribution, the value of the company’s assets exceeds its liabilities and that such company is able to pay its debts as they fall due. According to the Companies Ordinance of Hong Kong, a Hong Kong company may only make a distribution out of profits available for distribution. If any of CKHL’s subsidiaries incur debt on its own behalf in the future, the instruments governing such debt may restrict their ability to pay dividends to CKHL. During the years ended March 31, 2022, 2021 and 2020 and as of the date of this prospectus, CKHL did not declare or pay any dividends and there was no transfer of assets among CKHL and its subsidiaries. We do not have any current intentions to distribute further earnings. If we determine to pay dividends on any of our Ordinary Shares in the future, as a holding company, we will be dependent on receipt of funds from our Hong Kong Operating Subsidiary Chiu & Lee Partners by way of dividend payments. See “Dividend Policy,” and “Consolidated Statements of Change in Shareholders’ Equity in the Report of Independent Registered Public Accounting Firm” for further details.

We are an “emerging growth company” as defined under the federal securities laws and, as such, will be subject to reduced public company reporting requirements. See “Prospectus Summary — Implications of Being an Emerging Growth Company and a Foreign Private Issuer” for additional information.

Upon the completion of this offering, the outstanding shares of CKHL will consist of              Ordinary Shares, assuming the underwriters do not exercise their over-allotment option to purchase additional Ordinary Shares, or              Ordinary Shares, assuming the over-allotment option is exercised in full. CKHL will be a “controlled company” as defined under the Nasdaq Stock Market Rules because, immediately after the completion of this offering, our Controlling Shareholder of CKHL will own       % of the total issued and outstanding Ordinary Shares, representing       % of the total voting power, assuming that the underwriters do not exercise their over-allotment option, or       % of the total issued and outstanding Ordinary Shares, representing       % of the total voting power, assuming that the over-allotment option is exercised in full.

	Per Share	Total
IPO price	$	$
Underwriting discounts(1) and commissions	$	$
Proceeds, before expenses, to us	$	$

____________

(1)      Represents underwriting discounts equal to        % per Ordinary Share.

We expect our total cash expenses for this offering (including cash expenses payable to our underwriters for their out-of-pocket expenses) to be approximately US$         exclusive of the above discounts. In addition, we will pay additional items of value in connection with this offering that are viewed by the Financial Industry Regulatory Authority (“FINRA”), as underwriting compensation. These payments will further reduce proceeds available to us before expenses. See “Underwriting.”

Neither the Securities and Exchange Commission nor any state securities commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This offering is being conducted on a firm commitment basis. The underwriters are obligated to take and pay for all of the shares if any such shares are taken. We have granted the underwriters an option for a period of forty-five (45) days after the closing of this offering to purchase up to        additional Ordinary Shares from us at the IPO price, less underwriting discounts to cover over-allotments, if any. If the underwriters exercise the option in full, assuming the public offering price per share is US$        , the total underwriting discounts payable will be US$         and the total proceeds to us, before expenses, will be US$        .

We expect our total cash expenses for this offering to be approximately US$        , including cash expenses payable to the underwriters for their reasonable out-of-pocket expenses, exclusive of the above discounts.

If we complete this offering, net proceeds will be delivered to us on the closing date.

The underwriters expect to deliver the Ordinary Shares against payment as set forth under “Underwriting” on or about            , 2022.

EF Hutton

division of Benchmark Investments, LLC

The date of this prospectus is            , 2022.

We are responsible for the information contained in this prospectus and any free writing prospectus we prepare or authorize. We have not, and the underwriters have not, authorized anyone to provide you with different information, and we and the underwriters take no responsibility for any other information others may give you. We are not, and the underwriters are not, making an offer to sell our Ordinary Shares in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front cover of this prospectus, regardless of the time of delivery of this prospectus or the sale of any Ordinary Shares.

For investors outside the United States: Neither we nor the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction, other than the United States, where action for that purpose is required. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the Ordinary Shares and the distribution of this prospectus outside the United States.

CKHL is incorporated under the laws of the Cayman Islands as an exempted company with limited liability and a majority of our outstanding securities are owned by non-U.S. residents. Under the rules of the SEC we currently qualify for treatment as a “foreign private issuer.” As a foreign private issuer, we will not be required to file periodic reports and financial statements with the SEC as frequently or as promptly as domestic registrants whose securities are registered under the Exchange Act.

Until and including            , 2022 (25 days after the date of this prospectus), all dealers that buy, sell or trade our Ordinary Shares, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

i

CONVENTIONS THAT APPLY TO THIS PROSPECTUS

Unless otherwise indicated or the context otherwise requires, all references in this prospectus to:

•        ‘‘Articles’’ or ‘‘Articles of Association’’ refers to the amended and restated articles of association of our Company (as amended from time to time) adopted on [•] and as amended, supplemented and/or otherwise modified from time to time;

•        “BVI” refers to the British Virgin Islands;

•        “Chiu & Lee Partners” refers to Chiu & Lee Partners Construction Co., Limited, a company incorporated in Hong Kong with limited liability, an indirect wholly owned subsidiary of CKHL and our key Operating Subsidiary in Hong Kong;

•        “Companies Act” refers to the Companies Act (as revised) of the Cayman Islands, as amended, supplemented or otherwise modified from time to time;

•        “Company,” “we,” “us,” and “CKHL” refers to Chi Ko Holdings Limited, an exempted Company incorporated in the Cayman Islands with limited liability on March 29, 2022, that will issue the Ordinary Shares being offered;

•        “Controlling Shareholder” refers to the ultimate beneficial owner of the Company, who is Mr. Keung Yun Yuen. See “Management” and “Principal Shareholders” for more information;

•        “COVID-19” refers to the Coronavirus Disease 2019;

•        “Exchange Act” refers to the U.S. Securities Exchange Act of 1934, as amended;

•        “HKD” or “HK$” refers to Hong Kong dollar(s), the lawful currency of Hong Kong;

•        “Hong Kong” refers to Hong Kong Special Administrative Region of the People’s Republic of China;

•        “Independent Third Party” refers to a person or company who or which is independent of and is not a 5% owner of, does not control and is not controlled by or under common control with any 5% owner and is not the spouse or descendant (by birth or adoption) of any 5% owner of the Company;

•        “IPO” refers to an initial public offering of securities;

•        ‘‘Memorandum’’ or ‘‘Memorandum of Association’’ refers to the amended and restated memorandum of association of our Company (as amended from time to time) adopted on [•] and as amended, supplemented and/or otherwise modified from time to time;

•        “Nasdaq” refers to Nasdaq Stock Market LLC;

•        “Orange Space” refers to ORANGE SPACE LIMITED, a BVI business company limited by shares incorporated in the BVI, a direct wholly owned subsidiary of CKHL;

•        “Ordinary Shares” or “Shares” refer to our ordinary shares, par value $0.0001 per ordinary share;

•        “PCAOB” refers to Public Company Accounting Oversight Board;

•        “PRC” or “China” refers to the People’s Republic of China, excluding, for the purpose of this prospectus, Taiwan, Hong Kong and Macau;

•        “SEC” or “Securities and Exchange Commission” means the United States Securities and Exchange Commission;

•        “Securities Act” refers to the U.S. Securities Act of 1933, as amended;

•        “Selling Shareholders” refer to Wong Chi Wai and Ling Chi Fai; and

•        “U.S. dollars” or “$” or “USD” or “dollars” refers to United States dollar(s), the lawful currency of the United States.

ii

We have made rounding adjustments to some of the figures included in this prospectus. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

Unless the context indicates otherwise, all information in this prospectus assumes no exercise by the underwriters of their over-allotment option.

CKHL is a holding company with operations conducted in Hong Kong through its key Operating Subsidiary in Hong Kong, Chiu & Lee Partners. Chiu & Lee Partners’ reporting currency is Hong Kong dollars. This prospectus contains translations of Hong Kong dollars into U.S. dollars solely for the convenience of the reader. Unless otherwise noted, all translations from Hong Kong dollars to U.S. dollars and from U.S. dollars to Hong Kong dollars in this prospectus were calculated at the noon buying rate of US$1 = HK$7.7746 on March 31, 2021, as published in H.10. statistical release of the U.S. Federal Reserve Board. We make no representation that the HKD or U.S. dollar amounts referred to in this prospectus could have been or could be converted into U.S. dollars or HKD, as the case may be, at any particular rate or at all. CKHL’s fiscal year ends on March 31.

iii

PROSPECTUS SUMMARY

The following summary highlights information contained elsewhere in this prospectus and does not contain all of the information you should consider before investing in our Ordinary Shares. You should read the entire prospectus carefully, including “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements and the related notes thereto, in each case included in this prospectus. You should carefully consider, among other things, the matters discussed in the section of this prospectus titled “Business” before making an investment decision. Unless the context otherwise requires, all references to “CKHL,” “we,” “us,” “our,” the “Company,” and similar designations refer to Chi Ko Holdings Limited, a Cayman Islands company and its wholly owned subsidiaries.

Overview

We are a holding company incorporated in the Cayman Islands with operations conducted by our Hong Kong subsidiary, Chiu & Lee Partners.

We are a one-stop shop construction service provider and established construction contractor in Hong Kong with over 40 years of experience in the construction industry, principally providing (i) foundation and site formation work, which mainly include piling work, excavation and lateral support work and pile cap construction, work; (ii) general building work and associated services, which mainly include development of superstructures, alteration, and addition work; and (iii) other construction work, which mainly includes demolition work. We are able to undertake construction work as either a main contractor or a subcontractor.

Competitive Strengths

We believe the following competitive strengths differentiate us from our competitors:

•        Established market presence in the construction industry with over 40 years of operating history;

•        Possess a range of qualifications to undertake a range of construction projects;

•        Strong and stable network of subcontractors and suppliers;

•        Stable relationships with our customers; and

•        Experienced and professional management team.

Our Strategies

We intend to pursue the following strategies to further expand our business:

•        Adhere to our one-stop shop strategy and prudent financial management;

•        Compete for sizeable and profitable construction projects;

•        Grow through selected strategic acquisition for machinery and robotics;

•        Enhance our participation in undertaking construction works from both the private sector and the public sector; and

•        Further enhance our project management capability.

Corporate History and Structure

We are a company principally engaged in construction work in Hong Kong. We have obtained the relevant registration for our business operations via our key Operating Subsidiary, Chiu & Lee Partners, as a general building contractor from the Buildings Department of Hong Kong since 1999 and as a specialist contractor in the demolition work category, foundation work category, and site formation work category from the Buildings Department of Hong Kong since 2006. As of the date of this prospectus, our Controlling Shareholder owns            of our issued share capital.

In February 2022, Orange Space Limited was incorporated under the laws of the British Virgin Islands, as an intermediate holding company.

In March 2022, CKHL was incorporated under the laws of the Cayman Islands as an exempted company with limited liability, as the holding company of our BVI and Hong Kong subsidiaries.

In April 2022, as part of the reorganization, CKHL acquired, through Orange Space, all the shares of Chiu & Lee Partners from the Controlling Shareholder and became the ultimate holding company of Orange Space and Chiu & Lee Partners. On May 4, 2022, CKHL issued 11,249,999 Ordinary Shares to the Controlling Shareholder. On May 4, 2022, the Controlling Shareholder sold 551,250 Ordinary Shares each to Mr. Ling Chi Fai and Mr. Wong Chi Wai, respectively. Mr. Ling Chi Fai and Mr. Wong Chi Wai are individuals that have no affiliation with CKHL and its subsidiaries.

The chart below illustrates our corporate structure and subsidiaries as of the date of this prospectus and upon completion of this offering (assuming the underwriters do not exercise the over-allotment option):

We are offering              Ordinary Shares, representing             % of the Ordinary Shares following completion of the offering of CKHL, assuming the underwriters do not exercise the over-allotment option.

We will be a “controlled company” as defined under the Nasdaq Stock Market Rules because, immediately after the completion of this offering, our Controlling Shareholder will own             % of our total issued and outstanding Shares, representing             % of the total voting power, assuming that the underwriters do not exercise their over-allotment option.

Holding Company Structure

CKHL is a holding company incorporated in the Cayman Islands with no material operations of its own, and we conduct our operations primarily in Hong Kong through our key Operating Subsidiary Chiu & Lee Partners. This is an offering of the Ordinary Shares of CKHL, the holding company in the Cayman Islands, instead of the shares of the Operating Subsidiary. Investors in this offering will not directly hold any equity interests in the Operating Subsidiary.

As a result of our corporate structure, CKHL’s ability to pay dividends may depend upon dividends paid by our Operating Subsidiary. If our existing Operating Subsidiary or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us.

Transfers of Cash To and From Our Subsidiaries

Our management monitors the cash position of our Operating Subsidiary regularly and prepares budgets on a monthly basis to ensure it has the necessary funds to fulfill its obligations for the foreseeable future and to ensure adequate liquidity. In the event that there is a need for cash or a potential liquidity issue, it will be reported to our Chief Financial Officer and subject to approval by our board of directors.

The ability of CKHL to transfer cash to its subsidiaries is subject to the following: CKHL is permitted under the laws of the Cayman Islands and its memorandum and articles of association (as amended from time to time) to provide funding to our subsidiaries incorporated in the BVI and Hong Kong through loans or capital contributions. CKHL’s subsidiary formed under the laws of the BVI is permitted under the laws of the BVI to provide funding to our Hong Kong Operating Subsidiary Chiu & Lee Partners subject to certain restrictions laid down in the BVI Business Companies Act 2004 (as amended) and memorandum and articles of association of the relevant CKHL’s subsidiary incorporated under the laws of the BVI.

The ability of Orange Space, the direct subsidiary of CKHL, to transfer cash to CKHL is subject to the following: according to the BVI Business Companies Act 2004 (as amended), Orange Space may make dividends distribution to the extent that immediately after the distribution, the value of the company’s assets exceeds its liabilities and that such company is able to pay its debts as they fall due.

The ability of Chiu & Lee Partners to transfer cash to Orange Space is subject to the following: according to the Companies Ordinance of Hong Kong, Chiu & Lee Partners may only make a distribution out of profits available for distribution. Other than the above, we did not adopt or maintain any cash management policies and procedures as of the date of this prospectus.

During the years ended March 31, 2022, 2021 and 2020 and as at the date of this prospectus, CKHL did not declare or pay any dividends and there was no transfer of assets among CKHL and its subsidiaries.

If we determine to pay dividends on any of our Ordinary Shares in the future, as a holding company, we will be dependent on receipt of funds from our subsidiaries by way of dividend payments. CKHL is permitted under the laws of Cayman Islands and its memorandum and articles of association (as amended from time to time) to provide funding to its subsidiaries through loans or capital contributions. Chiu & Lee Partners is permitted under the laws of Hong Kong to provide funding to CKHL through dividend distributions without restrictions on the amount of the funds distributed.

We currently intend to retain all available funds and future earnings, if any, for the operation and expansion of our business and do not anticipate declaring or paying any dividends in the foreseeable future. Any future determination related to our dividend policy will be made at the discretion of our board of directors after considering our financial condition, results of operations, capital requirements, contractual requirements, business prospects and other factors the board of directors deems relevant, and subject to the restrictions contained in any future financing instruments.

There are no statutory prohibitions in the Cayman Islands on the granting of financial assistance by a company to another person for the purchase of, or subscription for, its own, its holding company’s or a subsidiary’s shares. Therefore, a company may provide financial assistance provided the directors of the company, when proposing to grant such financial assistance, discharge their duties of care and act in good faith, for a proper purpose and in the interests of the company. Such assistance should be on an arm’s-length basis. Subject to the Companies Act and our Memorandum and Articles of Association, our Company in general meeting may declare dividends in any currency to be paid to the members but no dividend shall be declared in excess of the amount recommended by our board of directors. Subject to a solvency test, as prescribed in the Companies Act, and the provisions, if any, of the company’s memorandum and articles of association, a company may pay dividends and distributions out of its share premium account. In addition, based upon English case law that is likely to be persuasive in the Cayman Islands, dividends may be paid out of profits. The Cayman Islands does not impose a withholding tax on payments of dividends to shareholders in the Cayman Islands.

Under Hong Kong law, dividends could only be paid out of distributable profits (that is, accumulated realized profits less accumulated realized losses) or other distributable reserves, as permitted under Hong Kong law. Dividends cannot be paid out of share capital. There are no restrictions or limitation under the laws of Hong Kong imposed on the conversion of HK dollar into foreign currencies and the remittance of currencies out of Hong Kong, nor there is any restriction on foreign exchange to transfer cash between CKHL and its subsidiaries, across borders and to

U.S. investors, nor there is any restrictions and limitations to distribute earnings from our business and subsidiaries, to CKHL and U.S. investors and amounts owed. Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect to dividends paid by us.

See “Dividend Policy” and “Risk Factors — We rely on dividends and other distributions on equity paid by our subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business,” and Consolidated Statements of Change in Shareholders’ Equity in the Report of Independent Registered Public Accounting Firm for more information.

Enforceability of Civil Liabilities

We are incorporated under the laws of the Cayman Islands as an exempted company with limited liability. Substantially all of our assets are located outside the United States. In addition, all of our directors and officers are nationals or residents of jurisdictions other than the United States and all or a substantial portion of their assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or these persons or to enforce judgments obtained in U.S. courts against us or them, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. It may also be difficult for you to enforce judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors.

We have appointed Cogency Global Inc. as our agent upon whom process may be served in any action brought against us under the securities laws of the United States.

Appleby, our counsel as to the laws of the Cayman Islands has advised us that there is uncertainty as to whether the courts of the Cayman Islands would (i) recognize or enforce judgments of U.S. courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States, or (ii) entertain original actions brought in the Cayman Islands against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Appleby has informed us that any final and conclusive judgment for a definite sum (not being a sum payable in respect of taxes or other charges of a like nature nor a fine or other penalty) and/or certain non-monetary judgments rendered in any action or proceedings brought against our Company in a foreign court (other than certain judgments of a superior court of certain states of the Commonwealth of Australia) will be recognized as a valid judgment by the courts of the Cayman Islands without re-examination of the merits of the case. On general principles, we would expect such proceedings to be successful provided that the court which gave the judgment was competent to hear the action in accordance with private international law principles as applied in the Cayman Islands and the judgment is not contrary to public policy in the Cayman Islands, has not been obtained by fraud or in proceedings contrary to natural justice.

Substantially all of our assets are located outside the United States. In addition, a majority of our directors and officers are nationals or residents of jurisdictions other than the United States and all or a substantial portion of their assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or these persons.

Name	Position	Nationality	Residence
Mr. Keung Yun Yuen	Chairman of the board	Chinese	Hong Kong
Mr. Chan Lee Chuen	Director, Chief Executive Officer	Chinese	Hong Kong
Ms. Choi Hiu Ying	Chief Financial Officer	Chinese	Hong Kong
Mr. Thirupathi Nachiappan	Independent Non-executive Director	Indian	Hong Kong
Mr. Wong Heung Ming	Independent Non-executive Director	Chinese	Hong Kong
Dr. Liu Yuk Shing	Independent Non-executive Director	Chinese	Hong Kong
Mr. Ng Wai Leung	Quality Surveyor Manager	Chinese	Hong Kong

CFN Lawyers, our counsel as to the laws of Hong Kong, has advised us that there is uncertainty as to whether the courts of Hong Kong would (i) recognize or enforce judgments of U.S. courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States, or (ii) entertain original actions brought in Hong Kong against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

A judgment of a court in the United States predicated upon U.S. federal or state securities laws may be enforced in Hong Kong at common law by bringing an action in a Hong Kong court on that judgment for the amount due thereunder, and then seeking summary judgment on the strength of the foreign judgment, provided that the foreign judgment, among other things, is (1) for a debt or a definite sum of money (not being taxes or similar charges to a foreign government taxing authority or a fine or other penalty), and (2) final and conclusive on the merits of the claim, but not otherwise. Such a judgment may not, in any event, be so enforced in Hong Kong if (a) it was obtained by fraud, (b) the proceedings in which the judgment was obtained were opposed to natural justice, (c) its enforcement or recognition would be contrary to the public policy of Hong Kong, (d) the court of the United States was not jurisdictionally competent, or (e) the judgment was in conflict with a prior Hong Kong judgment.

Hong Kong has no arrangement for the reciprocal enforcement of judgments with the United States. As a result, there is uncertainty as to the enforceability in Hong Kong, in original actions or in actions for enforcement, of judgments of U.S. courts of civil liabilities predicated solely upon the federal securities laws of the United States or the securities laws of any state or territory within the United States.

Summary of Key Risks

Our business is subject to a number of risks, including risks that may prevent us from achieving our business objectives or may materially and adversely affect our business, financial condition, results of operations, cash flows, and prospects that you should consider before making a decision to invest in our Ordinary Shares. These risks are discussed more fully in “Risk Factors.” These risks include, but are not limited to, the following:

Risks Relating to Doing Business in Hong Kong

•        Our key operations are in Hong Kong, a special administrative region of the PRC. According to the long-arm provisions under the current PRC laws and regulations, the PRC government may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of our Ordinary Shares. The PRC government may intervene or impose restrictions on our ability to move money out of Hong Kong to distribute earnings and pay dividends or to reinvest in our business outside of Hong Kong. Changes in the policies, regulations, rules, and the enforcement of laws of the PRC government may also be quick with little advance notice and our assertions and beliefs of the risk imposed by the PRC legal and regulatory system cannot be certain. See “Risk Factors — Risks Relating to Doing Business in Hong Kong — Our key operations are in Hong Kong, a special administrative region of the PRC. According to the long-arm provisions under the current PRC laws and regulations, the PRC government may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of our Ordinary Shares. Changes in the policies, regulations, rules, and the enforcement of laws of the PRC government may also be quick with little advance notice and our assertions and beliefs of the risk imposed by the PRC legal and regulatory system cannot be certain” on page 21 of this prospectus.

•        There are uncertainties regarding the interpretation and enforcement of PRC and Hong Kong laws, rules, and regulations. See “Risk Factors — Risks Relating to Doing Business in Hong Kong — There are uncertainties regarding the interpretation and enforcement of PRC and Hong Kong laws, rules, and regulations” on page 22 of this prospectus.

•        If the PRC government chooses to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, such action may significantly limit or completely hinder our ability to offer or continue to offer Ordinary Shares to investors and cause the value of our Ordinary Shares to significantly decline or be worthless. See “Risk Factors — Risks Relating to Doing Business in Hong Kong — If the PRC government chooses to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, such action may significantly limit or completely hinder our ability to offer or continue to offer Ordinary Shares to investors and cause the value of our Ordinary Shares to significantly decline or be worthless on page 22 of this prospectus.

•        Adverse regulatory developments in China may subject us to additional regulatory review, and additional disclosure requirements and regulatory scrutiny to be adopted by the SEC in response to risks related to recent regulatory developments in China may impose additional compliance requirements for companies like us with Hong Kong-based operations, all of which could increase our compliance costs and subject us to additional disclosure requirements. See “Risk Factors — Risks Relating to Doing Business in Hong Kong — Adverse regulatory developments in China may subject us to additional regulatory review, and additional disclosure requirements and regulatory scrutiny to be adopted by the SEC in response to risks related to recent regulatory developments in China may impose additional compliance requirements for companies like us with Hong Kong-based operations, all of which could increase our compliance costs and subject us to additional disclosure requirements” on page 23 of this prospectus.

•        We may become subject to a variety of PRC laws and other obligations regarding data security offerings that are conducted overseas and/or foreign investment in China-based issuers, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, financial condition and results of operations and may hinder our ability to offer or continue to offer Ordinary Shares to investors and cause the value of our Ordinary Shares to significantly decline or be worthless. See “Risk Factors — Risks Relating to Doing Business in Hong Kong — We may become subject to a variety of PRC laws and other obligations regarding data security offerings that are conducted overseas and/or foreign investment in China-based issuers, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, financial condition and results of operations and may hinder our ability to offer or continue to offer Ordinary Shares to investors and cause the value of our Ordinary Shares to significantly decline or be worthless” on page 24 of this prospectus.

•        Although the audit report included in this prospectus is prepared by U.S. auditors who are currently inspected by the PCAOB, there is no guarantee that future audit reports will be issued by auditors inspected by the PCAOB, and, as such, in the future, investors may be deprived of the benefits of such inspection. Furthermore, trading in our Ordinary Shares may be prohibited under the HFCA Act if the SEC subsequently determines our audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely, and as a result, U.S. national securities exchanges, such as the Nasdaq, may determine to delist our securities. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three and, thus, would reduce the time before our Ordinary Shares may be prohibited from trading or delisted. See “Risk Factors — Risks Relating to Doing Business in Hong Kong — Although the audit report included in this prospectus is prepared by U.S. auditors who are currently inspected by the PCAOB, there is no guarantee that future audit reports will be issued by auditors inspected by the PCAOB, and, as such, in the future, investors may be deprived of the benefits of such inspection. Furthermore, trading in our Ordinary Shares may be prohibited under the HFCA Act if the SEC subsequently determines our audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely, and as a result, U.S. national securities exchanges, such as the Nasdaq, may determine to delist our securities. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three and, thus, would reduce the time before our Ordinary Shares may be prohibited from trading or delisted” on page 25 of this prospectus.

•        The recent joint statement by the SEC, proposed rule changes submitted by Nasdaq, and an act passed by the U.S. Senate and the U.S. House of Representatives all call for additional and more stringent criteria to be applied to emerging market companies. These developments could add uncertainties to our offering, business operations, share price, and reputation. See “Risk Factors — Risks Relating to Doing Business in Hong Kong — The recent joint statement by the SEC, proposed rule changes submitted by Nasdaq, and an act passed by the U.S. Senate and the U.S. House of Representatives all call for additional and more stringent criteria to be applied to emerging market companies. These developments could add uncertainties to our offering, business operations, share price, and reputation” on page 27 of this prospectus.

•        The enactment of Law of the PRC on Safeguarding National Security in the Hong Kong Special Administrative Region (the “Hong Kong National Security Law”) could impact our Hong Kong subsidiary. See “Risk Factors — Risks Relating to Doing Business in Hong Kong — The enactment of Law of the PRC on Safeguarding National Security in the Hong Kong Special Administrative Region (the “Hong Kong National Security Law”) could impact our Hong Kong subsidiary” on page 28 of this prospectus.

•        If we become subject to the recent scrutiny, criticism, and negative publicity involving U.S.-listed China-based companies, we may have to expend significant resources to investigate and/or defend the matter, which could harm our business operations, this offering, and our reputation and could result in a loss of your investment in our Ordinary Shares, in particular if such matter cannot be addressed and resolved favorably. See “Risk Factors — Risks Relating to Doing Business in Hong Kong — If we become subject to the recent scrutiny, criticism, and negative publicity involving U.S.-listed China-based companies, we may have to expend significant resources to investigate and/or defend the matter, which could harm our business operations, this offering, and our reputation and could result in a loss of your investment in our Ordinary Shares, in particular if such matter cannot be addressed and resolved favorably” on page 28 of this prospectus.

•        A downturn in the Hong Kong, China, or global economy, or a change in economic and political policies of China, could materially and adversely affect our business and financial condition. See “Risk Factors — Risks Relating to Doing Business in Hong Kong — A downturn in the Hong Kong, China, or global economy, or a change in economic and political policies of China, could materially and adversely affect our business and financial condition” on page 28 of this prospectus.

•        Because our business is conducted in Hong Kong dollars and the price of our Ordinary Shares is quoted in U.S. dollars, changes in currency conversion rates may affect the value of your investments. See “Risk Factors — Risks Relating to Doing Business in Hong Kong — Because our business is conducted in Hong Kong dollars and the price of our Ordinary Shares is quoted in U.S. dollars, changes in currency conversion rates may affect the value of your investments” on page 29 of this prospectus.

•        There are political risks associated with conducting business in Hong Kong. See “Risk Factors — Risks Relating to Doing Business in Hong Kong — There are political risks associated with conducting business in Hong Kong” on page 29 of this prospectus.

•        The Hong Kong legal system embodies uncertainties that could limit the availability of legal protections. See “Risk Factors — Risks Relating to Doing Business in Hong Kong — The Hong Kong legal system embodies uncertainties that could limit the availability of legal protections” on page 29 of this prospectus.

•        Changes in international trade policies, trade disputes, barriers to trade, or the emergence of a trade war may dampen growth in Hong Kong, where the majority of our clients reside. See “Risk Factors — Risks Relating to Doing Business in Hong Kong — Changes in international trade policies, trade disputes, barriers to trade, or the emergence of a trade war may dampen growth in Hong Kong, where the majority of our clients reside” on page 30 of this prospectus.

Risks Related to Our Corporate Structure

•        We rely on dividends and other distributions on equity paid by our subsidiaries to fund our cash and financing requirements we may have, and any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business. See “Risk Factors — Risks Related to Our Corporate Structure — We rely on dividends and other distributions on equity paid by our subsidiaries to fund our cash and financing requirements we may have, and any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business” on page 30 of this prospectus.

•        Our lack of effective internal controls over financial reporting may affect our ability to accurately report our financial results or prevent fraud, which may affect the market for and the price of our Ordinary Shares. See “Risk Factors — Risks Related to Our Corporate Structure — Our lack of effective internal controls over financial reporting may affect our ability to accurately report our financial results or prevent fraud, which may affect the market for and the price of our Ordinary Shares” on page 30 of this prospectus.

Risks Related to Our Business and Industry

•        If we are unable to accurately estimate the overall risks, revenues, or costs on our projects, we may incur contract losses or achieve lower than anticipated profits. See “Risk Factors — Risks Related to Our Business and Industry — If we are unable to accurately estimate the overall risks, revenues, or costs on our projects, we may incur contract losses or achieve lower than anticipated profits” on page 31 of this prospectus.

•        We may be unable to obtain or maintain sufficient bonding capacity, which could materially adversely affect our business. See “Risk Factors — Risks Related to Our Business and Industry — We may be unable to obtain or maintain sufficient bonding capacity, which could materially adversely affect our business” on page 32 of this prospectus.

•        Design-build contracts subject us to the risk of design errors and omissions. See “Risk Factors — Risks Related to Our Business and Industry — Design-build contracts subject us to the risk of design errors and omissions” on page 32 of this prospectus.

•        We depend on third parties for equipment and supplies essential to operate our business. See “Risk Factors — Risks Related to Our Business and Industry — We depend on third parties for equipment and supplies essential to operate our business” on page 32 of this prospectus.

•        The construction services industry is highly schedule driven, and our failure to meet the schedule requirements of our contracts could adversely affect our reputation and/or expose us to financial liability. See “Risk Factors — Risks Related to Our Business and Industry — The construction services industry is highly schedule driven, and our failure to meet the schedule requirements of our contracts could adversely affect our reputation and/or expose us to financial liability” on page 32 of this prospectus.

•        Failure to maintain safe work sites could result in significant losses, which could materially affect our business and reputation. See “Risk Factors — Risks Related to Our Business and Industry — Failure to maintain safe work sites could result in significant losses, which could materially affect our business and reputation” on page 33 of this prospectus.

•        Our revenue mainly relies on successful tenders or acceptance of our quotations for construction projects which are non-recurring in nature and any failure in securing projects from our existing customers and/or new customers in the future would affect our business operation and financial results. See “Risk Factors — Risks Related to Our Business and Industry — Our revenue mainly relies on successful tenders or acceptance of our quotations for construction projects which are non-recurring in nature and any failure in securing projects from our existing customers and/or new customers in the future would affect our business operation and financial results” on page 33 of this prospectus.

•        A significant portion of our revenue was generated from contracts awarded by a limited number of customers and any significant decrease in the number of projects with our major customers and any significant decrease in the number of projects with our major customers may materially and adversely affect our financial condition and operating results. See “Risk Factors — Risks Related to Our Business and Industry — A significant portion of our revenue was generated from contracts awarded by a limited number of customers and any significant decrease in the number of projects with our major customers and any significant decrease in the number of projects with our major customers may materially and adversely affect our financial condition and operating results” on page 33 of this prospectus.

•        We may not be able to bill and receive the full amount of gross amounts due from customers for contract work and our revenue may fluctuate due to variation orders. See “Risk Factors — Risks Related to Our Business and Industry — We may not be able to bill and receive the full amount of gross amounts due from customers for contract work and our revenue may fluctuate due to variation orders” on page 33 of this prospectus.

•        We rely on our subcontractors to help complete our projects and to supply the machinery required. See “Risk Factors — Risks Related to Our Business and Industry — We rely on our subcontractors to help complete our projects and to supply the machinery required” on page 34 of this prospectus.

•        As we from time to time engage subcontractors in our work, we may bear responsibilities for any non-performance, delayed performance, sub-standard performance, or non-compliance of our subcontractors. See “Risk Factors — Risks Related to Our Business and Industry — As we from time to time engage subcontractors in our work, we may bear responsibilities for any non-performance, delayed performance, sub-standard performance, or non-compliance of our subcontractors” on page 34 of this prospectus.

•        There is no guarantee that safety measures and procedures implemented at our construction sites could prevent the occurrence of industrial accidents of all kinds, which in turn might lead to claims in respect to employees’ compensation, personal injuries, fatal accidents, and/or property damages against us. See “Risk Factors — Risks Related to Our Business and Industry — There is no guarantee that safety measures and procedures implemented at our construction sites could prevent the occurrence of industrial accidents of all kinds, which in turn might lead to claims in respect to employees’ compensation, personal injuries, fatal accidents, and/or property damages against us” on page 35 of this prospectus.

•        We determine the price of our quotation or tender based on the estimated time and costs to be involved in a project and the actual time and costs incurred may deviate from our estimate due to unexpected circumstances, thereby leading to cost overruns and adversely affecting our operations and financial results. See “Risk Factors — Risks Related to Our Business and Industry — We determine the price of our quotation or tender based on the estimated time and costs to be involved in a project and the actual time and costs incurred may deviate from our estimate due to unexpected circumstances, thereby leading to cost overruns and adversely affecting our operations and financial results” on page 35 of this prospectus.

•        The geological conditions of construction sites are difficult to anticipate and may result in higher project expenses. See “Risk Factors — Risks Related to Our Business and Industry — The geological conditions of construction sites are difficult to anticipate and may result in higher project expenses” on page 35 of this prospectus.

•        There is no assurance that we can maintain the qualifications, licenses, and registrations for the operation of our construction business. See “Risk Factors — Risks Related to Our Business and Industry — There is no assurance that we can maintain the qualifications, licenses, and registrations for the operation of our construction business” on page 36 of this prospectus.

•        We rely on the service of our authorized signatory(ies) (“Authorized Signatory”) and Technical Director for our registrations maintained with the Buildings Department of Hong Kong. See “Risk Factors — Risks Related to Our Business and Industry — We rely on the service of our authorized signatory(ies) (“Authorized Signatory”) and Technical Director for our registrations maintained with the Buildings Department of Hong Kong” on page 36 of this prospectus.

•        Cash inflows and outflows in connection with construction projects may be irregular thus may affect our net cash flow position. See “Risk Factors — Risks Related to Our Business and Industry — Cash inflows and outflows in connection with construction projects may be irregular thus may affect our net cash flow position” on page 36 of this prospectus.

•        We may be liable for damage caused to underground service utilities and infrastructures and/or foundation of aged building adjacent to the construction site where we carry out our construction projects. See “Risk Factors — Risks Related to Our Business and Industry — We may be liable for damage caused to underground service utilities and infrastructures and/or foundation of aged building adjacent to the construction site where we carry out our construction projects” on page 37 of this prospectus.

•        Claims in connection with employees’ compensation or personal injuries may arise and affect our reputation and operations. See “Risk Factors — Risks Related to Our Business and Industry — Claims in connection with employees’ compensation or personal injuries may arise and affect our reputation and operations” on page 37 of this prospectus.

•        We face keen competition from other players in the market. See “Risk Factors — Risks Related to Our Business and Industry — We face keen competition from other players in the market” on page 37 of this prospectus.

•        Any deterioration in the prevailing market conditions in the construction industry may adversely affect our performance and financial condition. See “Risk Factors — Risks Related to Our Business and Industry — Any deterioration in the prevailing market conditions in the construction industry may adversely affect our performance and financial condition” on page 37 of this prospectus.

•        We are dependent on our key executives, management team and professional staff. See “Risk Factors — Risks Related to Our Business and Industry — We are dependent on our key executives, management team and professional staff” on page 37 of this prospectus.

•        We may be unable to obtain sufficient funding on terms acceptable to us, or at all. See “Risk Factors — Risks Related to Our Business and Industry — We may be unable to obtain sufficient funding on terms acceptable to us, or at all” on page 38 of this prospectus.

•        Our insurance coverage may be inadequate to protect us from potential losses. See “Risk Factors — Risks Related to Our Business and Industry — Our insurance coverage may be inadequate to protect us from potential losses” on page 38 of this prospectus.

•        Our financial result for the year ending March 31, 2022, is expected to be adversely affected by non-recurring listing expenses. See “Risk Factors — Risks Related to Our Business and Industry — Our financial result for the year ending March 31, 2022, is expected to be adversely affected by non-recurring listing expenses” on page 38 of this prospectus.

•        We may be subject to litigation, arbitration, or other legal proceeding risk. See “Risk Factors — Risks Related to Our Business and Industry — We may be subject to litigation, arbitration, or other legal proceeding risk” on page 38 of this prospectus.

•        We rely on our customer and subcontractor for the provision of machinery and equipment at construction sites. See “Risk Factors — Risks Related to Our Business and Industry — We rely on our customer and subcontractor for the provision of machinery and equipment at construction sites” on page 38 of this prospectus.

•        We rely on a stable workforce to carry out our construction projects. If we or our subcontractors experience any shortage of labor, industrial actions, strikes, or material increase in labor costs, our operations and financial results would be adversely affected. See “Risk Factors — Risks Related to Our Business and Industry — We rely on a stable workforce to carry out our construction projects. If we or our subcontractors experience any shortage of labor, industrial actions, strikes, or material increase in labor costs, our operations and financial results would be adversely affected” on page 39 of this prospectus.

•        We may be unable to successfully implement our future business plans and objectives. See “Risk Factors — Risks Related to Our Business and Industry — We may be unable to successfully implement our future business plans and objectives” on page 39 of this prospectus.

•        A sustained outbreak of the COVID-19 pandemic could have a material adverse impact on our business, operating results, and financial condition. See “Risk Factors — Risks Related to Our Business and Industry — A sustained outbreak of the COVID-19 pandemic could have a material adverse impact on our business, operating results, and financial condition” on page 39 of this prospectus.

•        A severe or prolonged downturn in the global economy could materially and adversely affect our business and results of operations. See “Risk Factors — Risks Related to Our Business and Industry — A severe or prolonged downturn in the global economy could materially and adversely affect our business and results of operations” on page 40 of this prospectus.

Risks Related to Our Ordinary Shares

•        There has been no public market for our Ordinary Shares prior to this offering; if an active trading market does not develop you may not be able to resell our Shares at any reasonable price. See “Risk Factors — Risks Related to Our Ordinary Shares — There has been no public market for our Ordinary Shares prior to this offering; if an active trading market does not develop you may not be able to resell our Shares at any reasonable price” on page 41 of this prospectus.

•        The trading price of our Ordinary Shares may be volatile, which could result in substantial losses to you. See “Risk Factors — Risks Related to Our Ordinary Shares — The trading price of our Ordinary Shares may be volatile, which could result in substantial losses to you” on page 41 of this prospectus.

•        Our Ordinary Shares are expected to initially trade under $5.00 per share and thus would be known as a “penny stock.” Trading in penny stocks has certain restrictions and these restrictions could negatively affect the price and liquidity of our Ordinary Shares. See “Risk Factors — Risks Related to Our Ordinary Shares — Our Ordinary Shares are expected to initially trade under $5.00 per share and thus would be known as a “penny stock.” Trading in penny stocks has certain restrictions and these restrictions could negatively affect the price and liquidity of our Ordinary Shares” on page 42 of this prospectus.

•        If we fail to meet applicable listing requirements, Nasdaq may delist our Ordinary Shares from trading, in which case the liquidity and market price of our Ordinary Shares could decline. See “Risk Factors — Risks Related to Our Ordinary Shares — If we fail to meet applicable listing requirements, Nasdaq may delist our Ordinary Shares from trading, in which case the liquidity and market price of our Ordinary Shares could decline” on page 42 of this prospectus.

•        Our pre-IPO shareholders will be able to sell their Ordinary Shares after completion of this offering subject to restrictions under Rule 144. See “Risk Factors — Risks Related to Our Ordinary Shares — Our pre-IPO shareholders will be able to sell their Ordinary Shares after completion of this offering subject to restrictions under Rule 144” on page 43 of this prospectus.

•        Resales of our Ordinary Shares in the public market during this offering by the Selling Shareholders or investors in this offering may cause the market price of our Ordinary Shares to decline. See “Risk Factors — Risks Related to Our Ordinary Shares — Resales of our Ordinary Shares in the public market during this offering by the Selling Shareholders or investors in this offering may cause the market price of our Ordinary Shares to decline” on page 43 of this prospectus.

•        If you purchase our Ordinary Shares in this offering, you will incur immediate and substantial dilution in the book value of your Shares. See “Risk Factors — Risks Related to Our Ordinary Shares — If you purchase our Ordinary Shares in this offering, you will incur immediate and substantial dilution in the book value of your Shares” on page 43 of this prospectus.

•        If a limited number of participants in this offering purchase a significant percentage of the offering, the effective public float may be smaller than anticipated and the price of our Ordinary Shares may be more volatile than it otherwise would be. See “Risk Factors — Risks Related to Our Ordinary Shares — If a limited number of participants in this offering purchase a significant percentage of the offering, the effective public float may be smaller than anticipated and the price of our Ordinary Shares may be more volatile than it otherwise would be” on page 43 of this prospectus.

•        Our directors, officers, and principal shareholders have significant voting power and may take actions that may not be in the best interests of our other shareholders. See “Risk Factors — Risks Related to Our Ordinary Shares — Our directors, officers, and principal shareholders have significant voting power and may take actions that may not be in the best interests of our other shareholders” on page 43 of this prospectus.

•        Our board of directors may decline to register the transfer of Ordinary Shares in certain circumstances. See “Risk Factors — Risks Related to Our Ordinary Shares — Our board of directors may decline to register the transfer of Ordinary Shares in certain circumstances” on page 44 of this prospectus.

•        Because the amount, timing, and whether or not we distribute dividends at all is entirely at the discretion of our board of directors, you must rely on price appreciation of our Ordinary Shares for return on your investment. See “Risk Factors — Risks Related to Our Ordinary Shares — Because the amount, timing, and whether or not we distribute dividends at all is entirely at the discretion of our board of directors, you must rely on price appreciation of our Ordinary Shares for return on your investment” on page 44 of this prospectus.

•        Our management has broad discretion to determine how to use the funds raised in the offering and may use them in ways that may not enhance our results of operations or the price of our Ordinary Shares. See “Risk Factors — Risks Related to Our Ordinary Shares — Our management has broad discretion to determine how to use the funds raised in the offering and may use them in ways that may not enhance our results of operations or the price of our Ordinary Shares” on page 44 of this prospectus.

•        Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud. See “Risk Factors — Risks Related to Our Ordinary Shares — Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud” on page 44 of this prospectus.

•        We do not intend to pay dividends for the foreseeable future. See “Risk Factors — Risks Related to Our Ordinary Shares — We do not intend to pay dividends for the foreseeable future” on page [•] of this prospectus.

•        Securities analysts may not publish favorable research or reports about our business or may publish no information at all, which could cause our Ordinary Share price or trading volume to decline. See “Risk Factors — Risks Related to Our Ordinary Shares — Securities analysts may not publish favorable research or reports about our business or may publish no information at all, which could cause our Ordinary Share price or trading volume to decline” on page 45 of this prospectus.

•        Certain judgments obtained against us by our shareholders may not be enforceable. See “Risk Factors — Risks Related to Our Ordinary Shares — Certain judgments obtained against us by our shareholders may not be enforceable” on page 45 of this prospectus.

•        You may have more difficulty protecting your interests than you would as a shareholder of a U.S. corporation. See “Risk Factors — Risks Related to Our Ordinary Shares — You may have more difficulty protecting your interests than you would as a shareholder of a U.S. corporation” on page 46 of this prospectus.

•        Cayman Islands economic substance requirements may have an effect on our business and operations. See “Risk Factors — Risks Related to Our Ordinary Shares — Cayman Islands economic substance requirements may have an effect on our business and operations” on page 46 of this prospectus.

•        We qualify as a foreign private issuer and, as a result, we will not be subject to U.S. proxy rules and will be subject to Exchange Act reporting obligations that permit less detailed and less frequent reporting than that of a U.S. corporation. See “Risk Factors — Risks Related to Our Ordinary Shares — We qualify as a foreign private issuer and, as a result, we will not be subject to U.S. proxy rules and will be subject to Exchange Act reporting obligations that permit less detailed and less frequent reporting than that of a U.S. corporation” on page 46 of this prospectus.

•        As a foreign private issuer, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with Nasdaq corporate governance listing standards. See “Risk Factors — Risks Related to Our Ordinary Shares — As a foreign private issuer, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with Nasdaq corporate governance listing standards” on page 47 of this prospectus.

•        We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses. See “Risk Factors — Risks Related to Our Ordinary Shares — We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses” on page 47 of this prospectus.

•        There can be no assurance that we will not be a passive foreign investment company (“PFIC”), for U.S. federal income tax purposes for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. holders of our Ordinary Shares. See “Risk Factors — Risks Related to Our Ordinary Shares — There can be no assurance that we will not be a passive foreign investment company (“PFIC”), for U.S. federal income tax purposes for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. holders of our Ordinary Shares” on page 48 of this prospectus.

•        We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements. See “Risk Factors — Risks Related to Our Ordinary Shares — We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements” on page 48 of this prospectus.

•        We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.” See “Risk Factors — Risks Related to Our Ordinary Shares — We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company” on page 48 of this prospectus.

•        As a “controlled company” under the rules of the Nasdaq Capital Market, we may choose to exempt our Company from certain corporate governance requirements that could have an adverse effect on our public shareholders. See “Risk Factors — Risks Related to Our Ordinary Shares — As a “controlled company” under the rules of the Nasdaq Capital Market, we may choose to exempt our Company from certain corporate governance requirements that could have an adverse effect on our public shareholders” on page 49 of this prospectus.

Recent Regulatory Developments in the PRC

We are aware that, recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using VIE structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. For example, on July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued a document to crack down on illegal activities in the securities market and promote the high-quality development of the capital market, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law enforcement and judicial cooperation, to enhance supervision over China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws. Also, on July 10, 2021, the CAC issued a revised draft of the Measures for Cybersecurity Review for public comments (the “Revised Draft”), which required that, in addition to “operators of critical information infrastructure,” any “data processor” controlling personal information of no less than one million users that seeks to list in a foreign stock exchange should also be subject to cybersecurity review, and it further elaborated the factors to be considered when assessing the national security risks of the relevant activities.

The Revised Draft remains unclear as to whether a Hong Kong company shall be subject to its provisions. We do not currently expect the Revised Draft to have an impact on our business, operations, or this offering, as we do not believe that Chiu & Lee Partners is deemed to be an “operator of critical information infrastructure” or a “data processor” controlling personal information of no less than one million users, which are required to file for cybersecurity review before listing in the United States, because (i) Chiu & Lee Partners is incorporated and operating in Hong Kong, and the Revised Draft remains unclear whether it shall be applied to a Hong Kong company; (ii) Chiu & Lee Partners operates without any subsidiary nor VIE structure in mainland China; (iii) as of date of this prospectus, Chiu & Lee Partners has not collected any personal information of PRC individual clients; and (iv) as of the date of this prospectus, Chiu & Lee Partners has not been informed by any PRC governmental authority of any requirement that it files for a cybersecurity review. However, there remains significant uncertainty in the interpretation and enforcement of relevant PRC cybersecurity laws and regulations. If the Revised Draft is adopted into law in the future and if Chiu & Lee Partners is deemed to be an “operator of critical information infrastructure” or a “data processor” controlling personal information of no less than one million users, Chiu & Lee Partners’ operation and the listing of our Ordinary Shares in the United States could be subject to CAC’s cybersecurity review in the future. See “Risk Factors — If the PRC government chooses to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China based issuers, such action may significantly limit or completely hinder our ability to offer or continue to offer Ordinary Shares to investors and cause the value of our Ordinary Shares to significantly decline or be worthless.”

On December 28, 2021, the CAC published the revised Cybersecurity Review Measures (“CRM”), which further restates and expands the applicable scope of the cybersecurity review. The revised CRM took effect on February 15, 2022, and replaced the Revised Draft issued on July 10, 2021. Pursuant to the revised CRM, if a network platform operator holding personal information of over one million users seeks for “foreign” listing, it must apply for the cybersecurity review. In addition, operators of critical information infrastructure purchasing network products and services are also obligated to apply for the cybersecurity review for such purchasing activities. Although the CRM provides no further explanation on the extent of “network platform operator” and “foreign” listing, we do not believe we are obligated to apply for a cybersecurity review pursuant to the revised CRM, considering that (i) we are not in possession of or otherwise holding personal information of over one million users, and it is also very unlikely that we will reach such threshold in the near future; and (ii) as of the date of this prospectus, we have not received any notice or determination from applicable PRC governmental authorities identifying it as a critical information infrastructure operator.

On December 24, 2021, the CSRC released the Administrative Provisions of the State Council Regarding the Overseas Issuance and Listing of Securities by Domestic Enterprises (Draft for Comments) (the “Draft Administrative Provisions”) and the Measures for the Overseas Issuance of Securities and Listing Record-Filings by Domestic Enterprises (Draft for Comments) (together with the Draft Administrative Provisions, the “Draft Rules Regarding Overseas Listing”). The Draft Rules Regarding Overseas Listing lays out the filing regulation arrangement for both direct and indirect overseas listing and clarifies the determination criteria for indirect overseas listing in overseas markets. Among other things, if a domestic enterprise intends to indirectly offer and list securities in an overseas market, the record-filing obligation is with a major operating entity incorporated in the PRC, and such filing obligation shall be completed within three working days after the overseas listing application is submitted. The required filing materials for an IPO and listing shall include, but not be limited to: regulatory opinions, record filing, approval, and other documents issued by competent regulatory authorities of relevant industries (if applicable), and security assessment opinions issued by relevant regulatory authorities (if applicable). On December 27, 2021, the National Development and Reform Commission (“NDRC”) and the Ministry of Commerce jointly issued the Special Administrative Measures for Entry of Foreign Investment (Negative List) (2021 Version) (“Negative List”), which became effective and replaced the previous version. Pursuant to the Negative List, if a PRC company, which engages in any business where foreign investment is prohibited under the Negative List, or prohibited businesses seeks an overseas offering or listing, it must obtain the approval from competent governmental authorities. Based on a set of Q&A published on the NDRC’s official website, a NDRC official indicated that after a PRC company submits its application for overseas listing to the CSRC and where matters relating to prohibited businesses under the Negative List are implicated, the CSRC will consult the regulatory authorities having jurisdiction over the relevant industries and fields. Because the Draft Rules Regarding Overseas Listing are currently in draft form and given the novelty of the Negative List, there remain substantial uncertainties as to whether and what requirements, including filing requirements, will be imposed on a PRC company with respect to its listing and offerings overseas as well as with the interpretation and implementation of existing and future regulations in this regard.

Our Operating Subsidiary may collect and store certain data from our clients in Hong Kong, in connection with our business and operations. Given that (1) our Operating Subsidiary is incorporated and located in Hong Kong; (2) we have no subsidiary, VIE structure, nor any direct operations in mainland China; and (3) pursuant to the Basic Law, which is a national law of the PRC and the constitutional document for Hong Kong, national laws of the PRC shall not be applied in Hong Kong except for those listed in Annex III of the Basic Law (which is confined to laws relating to defense and foreign affairs, as well as other matters outside the autonomy of Hong Kong), and we do not currently expect the Measures for Cybersecurity Review (2021), the PRC Personal Information Protection Law, and the Draft Overseas Listing Regulations to have an impact on our business, operations, or this offering, as we do not believe that our Operating Subsidiary is deemed to be an “Operator” that is required to file for cybersecurity review before listing in the United States because (i) our Operating Subsidiary is incorporated in Hong Kong and operates in Hong Kong without any subsidiary or VIE structure in mainland China, and each of the Measures for Cybersecurity Review (2021), the PRC Personal Information Protection Law, and the Draft Overseas Listing Regulations remains unclear whether it shall be applied to a company based in Hong Kong; (ii) as of date of this prospectus, our Operating Subsidiary has neither collected nor stored any personal information of PRC individuals; (iii) all of the data our Operating Subsidiary has collected is stored in servers located in Hong Kong; and (iv) as of the date of this prospectus, our Operating Subsidiary has not been informed by any PRC governmental authority of any requirement that it file for a cybersecurity review or a CSRC review.

Since these statements and regulatory actions are new, it is highly uncertain how soon the legislative or administrative regulation making bodies will respond or what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any. It is also highly uncertain what the potential impact such modified or new laws and regulations will have on CKHL’s daily business operations, its ability to accept foreign investments, and the listing of our Ordinary Shares on a U.S. or other foreign exchange. There remains significant uncertainty in the interpretation and enforcement of relevant PRC cybersecurity laws and regulations. If the Draft Overseas Listing Regulations are adopted into law in the future and becomes applicable to our Operating Subsidiary, if any of our Operating Subsidiary is deemed to be an “Operator,” or if the Measures for Cybersecurity Review (2021) or the PRC Personal Information Protection Law becomes applicable to our Operating Subsidiary, the business operation of our Operating Subsidiary and the listing of our Ordinary Shares in the United States could be subject to the CAC’s cybersecurity review or CSRC Overseas Issuance and Listing review in the future. If the applicable laws, regulations, or interpretations change and our Operating Subsidiary becomes subject to the CAC or CSRC review, we cannot assure you that our Operating Subsidiary will be able to comply with the regulatory requirements in all respects, and our current practice of collecting and processing personal information may be ordered to be rectified or terminated by regulatory authorities. If our Operating Subsidiary fails to receive or maintain such permissions or if the required approvals are denied, our Operating Subsidiary may become subject to fines and other penalties that may have a material adverse effect on our business, operations, and financial condition and may hinder our ability to offer or continue to offer Ordinary Shares to investors and cause the value of our Ordinary Shares to significantly decline or be worthless.

Additionally, due to long-arm provisions under the current PRC laws and regulations, there remains regulatory uncertainty with respect to the implementation and interpretation of laws in China. We are also subject to the risks of uncertainty about any future actions the PRC government or authorities in Hong Kong may take in this regard.

Should the PRC government choose to exercise significant oversight and discretion over the conduct of our business, they may intervene in or influence our operations.

Such governmental actions:

•        could result in a material change in our operations;

•        could hinder our ability to continue to offer securities to investors; and

•        may cause the value of our Ordinary Shares to significantly decline or be worthless.

Permission Required from Hong Kong and PRC Authorities

Due to the registration requirements of the Buildings Department of Hong Kong, Chiu & Lee Partners is required to apply for the relevant registrations to conduct its operation in Hong Kong and has been a registered specialist contractor in the categories of foundation, site formation, and demolition work since 2006 and registered general building contractor since 1999. As of the date of this prospectus, Chiu & Lee Partners has received all requisite permissions and approvals for the operation of our business in Hong Kong and no permission has been denied. See “Business — Major Qualifications, Licenses and Certifications” on page 89. Chiu & Lee Partners’ business operation and personnel are also subject to the relevant laws and regulations. See “Regulations — Regulations Related to Our Business Operations in Hong Kong” on page 93. As of the date of this prospectus, Chiu & Lee Partners is not required to obtain any permission or approval from Hong Kong authorities to issue our Ordinary Shares to foreign investors. We are also not required to obtain permissions or approvals from any PRC authorities before listing in the United States and to issue our Ordinary Shares to foreign investors, including the CSRC, the CAC, or any other governmental agency that is required to approve our operations.

However, in the event that (i) the PRC government expanded the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or the CAC and that we are required to obtain such permissions or approvals, (ii) we inadvertently concluded that relevant permissions or approvals were not required or that we did not receive or maintain relevant permissions or approvals required, or (iii) applicable laws, regulations, or interpretations change and require us to obtain such permissions or approvals in the future, we may face sanctions by the CSRC, the CAC, or other PRC regulatory agencies.

Recent PCAOB Developments

On May 20, 2020, the U.S. Senate passed the HFCA Act, which includes requirements for the SEC to identify issuers whose audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely because of a restriction imposed by a non-U.S. authority in the auditor’s local jurisdiction. The U.S. House of Representatives passed the HFCA Act on December 2, 2020, and the HFCA Act was signed into law on December 18, 2020. Pursuant to the HFCA act, our securities may be prohibited from trading on the Nasdaq or other U.S. stock exchanges if our auditor cannot be inspected by the PCAOB for three consecutive years, and this ultimately could result in our Ordinary Shares being delisted.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCA Act. A company will be required to comply with these rules if the SEC identifies it as having a “non-inspection” year under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCA Act, including the listing and trading prohibition requirements described above.

On June 22, 2021, the U.S. Senate passed a bill that, if passed by the U.S. House of Representatives and signed into law, would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two years.

On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the HFCA Act, which took effect on January 10, 2022. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions.

On December 16, 2021, PCAOB issued a Determination Report, which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China of the PRC or Hong Kong, a Special Administrative Region and dependency of the PRC, because of a position taken by one or more authorities in the PRC or Hong Kong.

Our auditor, ZH CPA, LLC, the independent registered public accounting firm that issues the audit report included elsewhere in this prospectus, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess our auditor’s compliance with the applicable professional standards. ZH CPA, LLC is headquartered in Denver, Colorado, and can be inspected by the PCAOB. Therefore, we believe that, as of the date of this prospectus, our auditor is not subject to the determinations announced by the PCAOB on December 16, 2021 in mainland China or Hong Kong because of a position taken by one or more authorities in the PRC or Hong Kong. In addition the PCAOB’s report identified the specific registered public accounting firms which are subject to these determinations. Our registered public accounting firm, ZH CPA, LLC is not headquartered in mainland China or Hong Kong and was not identified in this report as a firm subject to the PCAOB’s determination.

See “Risk Factors — Risks Relating to Our Ordinary Shares — Although the audit report included in this prospectus is prepared by U.S. auditors who are currently inspected by the PCAOB, there is no guarantee that future audit reports will be prepared by auditors inspected by the PCAOB and, as such, in the future investors may be deprived of the benefits of such inspection. Furthermore, trading in our securities may be prohibited under the HFCA Act if the SEC subsequently determines our audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely, and as a result, U.S. national securities exchanges, such as the Nasdaq, may determine to delist our securities. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, and thus, would reduce the time before the securities may be prohibited from trading or delisted.” on page 25. We cannot assure you whether Nasdaq or other regulatory authorities will apply additional or more stringent criteria to us. Such uncertainty could cause the market price of our Ordinary Shares to be materially and adversely affected.

On December 16, 2021, the PCAOB issued a report on its determinations that it was unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong, because of positions taken by PRC authorities in those jurisdictions. The PCAOB made its determinations pursuant to PCAOB Rule 6100, which provides a framework for how the PCAOB fulfills its responsibilities under the HFCA Act. Our auditor, ZH CPA, LLC, headquartered in Denver, Colorado, has not been subject to PCAOB’s determinations and our offering has not been affected by the HFCA Act and related regulations.

Implication of Being a Controlled Company

We are and will continue, following this offering, to be a “controlled company” within the meaning of the Nasdaq Stock Market Rules and, as a result, may rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.

For so long as we are a controlled company under that definition, we are permitted to elect to rely, and may rely, on certain exemptions from corporate governance rules, including:

•        an exemption from the rule that a majority of our board of directors must be independent directors;

•        an exemption from the rule that the compensation of our chief executive officer must be determined or recommended solely by independent directors; and

•        An exemption from the rule that our director nominees must be selected or recommended solely by independent directors.

As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements. Although we do not intend to rely on the “controlled company” exemption under the Nasdaq listing rules, we could elect to rely on this exemption after we complete this offering. If we elected to rely on the “controlled company” exemption, a majority of the members of our board of directors might not be independent directors and our nominating and corporate governance and compensation committees might not consist entirely of independent directors after we complete this offering. See “Risk Factors — Risks Related to Our Ordinary Shares and This Offering — As a “controlled company” under the rules of the Nasdaq Capital Market, we may choose to exempt our Company from certain corporate governance requirements that could have an adverse effect on our public shareholders.”

Implications of Being an Emerging Growth Company and a Foreign Private Issuer

As a company with less than $1.07 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act (the “JOBS Act”), enacted in April 2012, and may take advantage of reduced reporting requirements that are otherwise applicable to public companies. These provisions include, but are not limited to:

•        being permitted to present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations in our filings with the SEC;

•        not being required to comply with the auditor attestation requirements in the assessment of our internal control over financial reporting;

•        reduced disclosure obligations regarding executive compensation in periodic reports, proxy statements, and registration statements; and

•        exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

We may take advantage of these provisions until the last day of our fiscal year following the fifth anniversary of the date of the first sale of our Ordinary Shares pursuant to this offering. However, if certain events occur before the end of such five-year period, including if we become a “large accelerated filer,” our annual gross revenues exceed $1.07 billion, or we issue more than $1 billion of non-convertible debt in any three-year period, we will cease to be an emerging growth company before the end of such five-year period.

In addition, Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. We have elected to take advantage of the extended transition period for complying with new or revised accounting standards and acknowledge such election is irrevocable pursuant to Section 107 of the JOBS Act.

We are a foreign private issuer as defined by the SEC. As a result, in accordance with the rules and regulations of The Nasdaq Stock Market LLC, we may comply with home country governance requirements and certain exemptions thereunder rather than complying with Nasdaq corporate governance standards. We may choose to take advantage of the following exemptions afforded to foreign private issuers:

•        Exemption from filing quarterly reports on Form 10-Q or provide current reports on Form 8-K disclosing significant events within four days of their occurrence.

•        Exemption from Section 16 rules regarding sales of Ordinary Shares by insiders, which will provide less data in this regard than shareholders of U.S. companies that are subject to the Exchange Act.

•        Exemption from the Nasdaq rules applicable to domestic issuers requiring disclosure within four business days of any determination to grant a waiver of the code of business conduct and ethics to directors and officers. Although we will require board approval of any such waiver, we may choose not to disclose the waiver in the manner set forth in the Nasdaq rules, as permitted by the foreign private issuer exemption.

Furthermore, Nasdaq Rule 5615(a)(3) provides that a foreign private issuer, such as us, may rely on our home country corporate governance practices in lieu of certain of the rules in the Nasdaq Rule 5600 Series and Rule 5250(d), provided that we nevertheless comply with Nasdaq’s Notification of Noncompliance requirement (Rule 5625), the Voting Rights requirement (Rule 5640) and that we have an audit committee that satisfies Rule 5605(c)(3), consisting of committee members that meet the independence requirements of Rule 5605(c)(2)(A)(ii). If we rely on our home country corporate governance practices in lieu of certain of the rules of Nasdaq, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq. If we choose to do so, we may utilize these exemptions for as long as we continue to qualify as a foreign private issuer.

Corporate Information

Our principal executive office is located at Room 2620, 26/F., New Tech Plaza, 34 Tai Yau Street, San Po Kong, Kowloon, Hong Kong. Our telephone number is (+852) 2155 9690. Our registered office in the Cayman Islands is located at the office of Appleby Global Services (Cayman) Limited, 71 Fort Street, PO Box 500, George Town, Grand Cayman, KY1–1106, Cayman Islands.

Our agent for service of process in the United States is Cogency Global Inc., located at 122 East 42nd Street, 18th Floor New York, NY 10168. Information contained on, or that can be accessed through, our website is not a part of, and shall not be incorporated by reference into, this prospectus.

Impact of COVID-19

Since late December 2019, the outbreak of COVID-19 spread rapidly throughout China and later to the rest of the world. On January 30, 2020, the International Health Regulations Emergency Committee of the World Health Organization declared the outbreak a “Public Health Emergency of International Concern” (“PHEIC”), and later on March 11, 2020, a global pandemic. The COVID-19 outbreak has led governments across the globe to impose a series of measures intended to contain its spread, including border closures, travel bans, quarantine measures, social distancing, and restrictions on business operations and large gatherings. From 2020 to the middle of 2021, COVID-19 vaccination programs had been greatly promoted around the globe, however several types of COVID-19 variants emerged in different parts of the world.

Supply chain disruptions have become a major challenge for the global economy since the start of the COVID-19 pandemic. These shortages and supply-chain disruptions are significant and widespread. Lockdowns in several countries across the world, labor shortages, robust demand for tradable goods, disruptions to logistics networks, and capacity constraints have resulted in increases in freight costs and delivery times. Companies that are reliant on the movement of goods and materials, such as our Company, which relies on construction materials, may suffer from plant closures and supply shortages across the extended supply network.

In addition, multiple infected cases within a construction site may result in shortage of labor and in more serious cases may cause a temporary halt in the site’s construction operation for a few days. Hence, our productivity and progress may also be negatively affected.

Furthermore, our business may be adversely affected if concerns relating to COVID-19 continue to restrict travel, or result in the Company’s personnel, vendors, and services providers being unavailable to pursue their business objectives free of COVID-19 related restrictions. The extent to which COVID-19 impacts our business in the future will depend on future developments, which are highly uncertain and cannot be predicted, including new information that may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others. If the disruptions posed by COVID-19 or other matters of global concerns continue for an extended period of time, our ability to pursue our business objectives may be materially adversely affected. In addition, our ability to raise equity and debt financing, which may be adversely impacted by COVID-19 and other events, including as a result of increased market volatility, decreased market liquidity and third-party financing became unavailable on terms acceptable to us or at all.

Any future impact on our results of operations will depend on, to a large extent, future developments and new information that may emerge regarding the duration and severity of the COVID-19 pandemic and the actions taken by government authorities and other entities to contain the spread or treat its impact, almost all of which are beyond our control. Given the general slowdown in economic conditions globally and volatility in the capital markets, as well as the general negative impact of the COVID-19 outbreak on the construction industry, we cannot assure you that we will be able to maintain the growth rate we have experienced or projected. We will continue to closely monitor the situation throughout 2022 and beyond.

The Offering

Securities being offered:	Ordinary Shares.
IPO price:	We estimate the IPO price will be between $ and $ per Ordinary Share.
Number of Ordinary Shares outstanding before this offering:	11,250,000 Ordinary Shares.
Number of Ordinary Shares outstanding after this offering:	Ordinary Shares.
Over-allotment option:

We have granted the underwriter the right to purchase up to              additional Ordinary Shares from us at the public offering price less the underwriting discount within 45 days from the date of this prospectus to cover over-allotments.

Use of proceeds:

Based upon an IPO price of $             per Share (the midpoint of the price range set forth on the cover page of this prospectus), we estimate that we will receive net proceeds from this offering, after deducting the estimated underwriting discounts and the estimated offering expenses payable by us, of approximately $             if the underwriters do not exercise their over-allotment option, and $             if the underwriters exercise their over-allotment option in full,             , after deducting the underwriting discounts and commissions, non-accountable expense allowance and estimated offering expenses payable by us.

We plan to use the net proceeds of this offering as follows:
• Approximately 40% for purchasing machinery and robotics equipment;
• Approximately 20% for employing additional staff; and
• The balance to fund working capital and for other general corporate purposes.
For more information on the use of proceeds, see “Use of Proceeds” on page 55.
Lock-up:

All of our directors, officers, and principal shareholders (defined as owners of 5% or more of our Ordinary Shares) have agreed with the underwriters, subject to certain exceptions, not to offer, issue, sell, transfer, contract to sell, encumber, grant any option for the sale of, or otherwise dispose of, directly or indirectly, any of our Ordinary Shares or securities convertible into or exercisable or exchangeable for our Ordinary Shares for a period of 360 days after the effective date of the registration statement, which forms a part of this prospectus. See “Shares Eligible for Future Sale” and “Underwriting” for more information.

Proposed Nasdaq symbol:	We intend to apply to have our Ordinary Shares listed on the Nasdaq Capital Market under the symbol “CKHL.” We do not intend to apply to list the representative’s warrants on any security exchange.
Transfer agent and registrar:	VStock Transfer, LLC
Risk factors:

Investing in our Ordinary Shares is highly speculative and involves a high degree of risk. As an investor you should be able to bear a complete loss of your investment. You should carefully consider the information set forth in the “Risk Factors” section beginning on page 21.

RISK FACTORS

An investment in our Ordinary Shares involves a high degree of risk. You should carefully consider the following information about these risks together with the other information appearing elsewhere in this prospectus before deciding to invest in our Ordinary Shares. The occurrence of any of the following risks could have a material adverse effect on our business, financial condition, results of operations, and future growth prospects. In these circumstances, the market price of our Ordinary Shares could decline, and you may lose all or part of your investment.

Risks Related to Doing Business in Jurisdictions in Hong Kong

Our key operations are in Hong Kong, a special administrative region of the PRC. According to the long-arm provisions under the current PRC laws and regulations, the PRC government may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of our Ordinary Shares. The PRC government may intervene or impose restrictions on our ability to move money out of Hong Kong to distribute earnings and pay dividends or to reinvest in our business outside of Hong Kong. Changes in the policies, regulations, rules, and the enforcement of laws of the PRC government may also be quick with little advance notice and our assertions and beliefs of the risk imposed by the PRC legal and regulatory system cannot be certain.

CKHL is a holding company and we conduct our operations in Hong Kong through our key Operating Subsidiary Chiu & Lee Partners. Hong Kong is a special administrative region of the PRC. As at the date of this prospectus, we are not materially affected by recent statements by the PRC government indicating an intention to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. However, due to certain long-arm provisions in the current PRC laws and regulations, there remains regulatory uncertainty with respect to the implementation and interpretation of laws in China as they may affect Hong Kong. The PRC government may choose to exercise additional oversight and discretion over Hong Kong, and the policies, regulations, rules, and the enforcement of laws of the PRC government to which we are subject may change rapidly and with little advance notice to us or our shareholders. As a result, the application, interpretation, and enforcement of new and existing laws and regulations in the PRC and our assertions and beliefs of the risk imposed by the PRC legal and regulatory system are by their very nature uncertain.

In addition, these PRC laws and regulations may be interpreted and applied inconsistently by different agencies or authorities, which may result in inconsistency with our current policies and practices. New laws, regulations, and other government directives in the PRC may also be costly to comply with, and such compliance, any associated inquiries or investigations, or any other government actions may:

•        delay or impede our development;

•        result in negative publicity or increase our operating costs;

•        require significant management time and attention; and

•        subject us to remedies, administrative penalties, and even criminal liabilities that may harm our business, including fines assessed for our current or historical operations, or demands or orders that we modify or even cease our business practices.

We are aware that recently the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using a VIE structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. Since these statements and regulatory actions are new, it is highly uncertain how soon the PRC legislative or administrative regulation making bodies will respond or what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, or what the potential impact that any such modified or new laws and regulations would have on our daily business operation, the ability to accept foreign investments and list on a U.S. or other foreign exchange.

The PRC government may intervene or influence our operations at any time and may exert more control over offerings conducted overseas and foreign investment in Hong Kong-based issuers, which may result in a material change in our operations and/or the value of our Ordinary Shares. For example, there is currently no restriction or limitation under the laws of Hong Kong on the conversion of HK dollar into foreign currencies and the transfer of currencies out of Hong Kong and the laws and regulations of the PRC on currency conversion control do not currently have any material impact on the transfer of cash between the ultimate holding company and the Operating Subsidiary in Hong Kong. However, the PRC government may, in the future, impose restrictions or limitations on our ability to move money out of Hong Kong to distribute earnings and pay dividends to and from the other entities within our organization or to reinvest in our business outside of Hong Kong. Such restrictions and limitations, if imposed in the future, may delay or hinder the expansion of our business to outside of Hong Kong and may affect our ability to receive funds from our Operating Subsidiary in Hong Kong. The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, in each case, that restrict or otherwise unfavorably impact our ability to conduct our business could require us to change certain aspects of our business to ensure compliance; decrease demand for our services; reduce revenues; increase costs; require us to obtain more licenses, permits, approvals, or certificates; or subject us to additional liabilities. To the extent any new or more stringent measures are implemented, our business, financial condition, and results of operations could be adversely affected and the value of our Ordinary Shares could decrease or become worthless.

There are uncertainties regarding the interpretation and enforcement of PRC and Hong Kong laws, rules, and regulations.

A substantial majority of our operations are conducted in Hong Kong, and are mainly governed by Hong Kong laws, rules, and regulations. The legal system in Hong Kong is a common law system, based on a combination of English common law, local cases and local legislation. However, our Hong Kong Operating Subsidiary Chiu and Lee Partners may become subject to laws, rules, and regulations applicable to foreign investment in China. The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions may be cited for reference but have limited precedential value. These laws and regulations are sometimes vague and may be subject to future changes, and their official interpretation and enforcement could be unpredictable with little advance notice, which could result in a material change in our operations and/or the value of our Ordinary Shares.

In 1979, the PRC government began to promulgate a comprehensive system of laws, rules, and regulations governing economic matters in general. The overall effect of legislation over the past three decades has significantly enhanced the protections afforded to various forms of foreign investment in China. However, China has not developed a fully integrated legal system, and recently enacted laws, rules, and regulations may not sufficiently cover all aspects of economic activities in China or may be subject to significant degrees of interpretation by PRC regulatory agencies. In particular, because these laws, rules, and regulations are relatively new, and because of the limited number of published decisions and the non-binding nature of such decisions, and because the laws, rules, and regulations often give the relevant regulator significant discretion in how to enforce them, the interpretation and enforcement of these laws, rules, and regulations involve uncertainties and can be inconsistent and unpredictable. In addition, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all, and which may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until after the occurrence of the violation.

Any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems.

If the PRC government chooses to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China based issuers, such action may significantly limit or completely hinder our ability to offer or continue to offer Ordinary Shares to investors and cause the value of our Ordinary Shares to significantly decline or be worthless.

Recent statements by the PRC government have indicated an intent to exert more exert oversight and control over offerings that are conducted overseas and/or foreign investments in China based issuers. On July 10, 2021, the CAC issued the Measures for Cybersecurity Review for public comments (the “Revised Draft”), which required that, among others, in addition to “operator of critical information infrastructure” any “data processor” controlling personal information of no less than one million users which seeks to list in a foreign stock exchange should also be subject to cybersecurity review. Pursuant to Article 6 of the Revised Draft, companies holding data or more than one million users must apply for cybersecurity approval when seeking overseas listings because of the risk that such data and personal information could be “affected, controlled, and maliciously exploited by foreign governments.” On December 28, 2021, the CAC published the revised Cybersecurity Review Measures (“CRM”), which further restates and expands the applicable scope of the cybersecurity review. The revised CRM took effect on February 15, 2022, and replaced the Revised Draft issued on July 10, 2021. Pursuant to the revised CRM, if a network platform operator holding personal information of over one million users seeks for “foreign” listing, it must apply for the cybersecurity review. Our business belongs to the construction industry, which does not involve the collection of user data, implicate cybersecurity, or involve any other type of restricted industry. As a result, the likelihood of us being subject to the review of the CAC is remote.

On December 24, 2021, the CSRC, together with other relevant PRC authorities issued the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), and the Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) (“Draft Overseas Listing Regulations”). The Draft Overseas Listing Regulations require that a PRC domestic enterprise seeking to issue and list its shares overseas shall complete the filing procedures of and submit the relevant information to CSRC, including direct and indirect issuance and listing. Where an enterprise whose principal business activities are conducted in PRC seeks to issue and list its shares in the name of an overseas enterprise on the basis of the equity, assets, income or other similar rights and interests of the relevant PRC domestic enterprise, such activities shall be deemed an indirect overseas issuance and listing under the Draft Overseas Listing Regulations.

As of the date of this prospectus, our registered public offering in the United States is not subject to the review or prior approval of the CAC nor the CSRC. Uncertainties still exist, however, due to the possibility that laws, regulations, or policies in the PRC could change rapidly in the future. It is uncertain whether the PRC government will adopt additional requirements or extend the existing requirements to apply to our Operating Subsidiary located in Hong Kong. Any future action by the PRC government expanding the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or the CAC could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and could cause the value of such securities to significantly decline or be worthless.

In the event that (i) the PRC government expands the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or the CAC such that we are required to obtain such permissions or approvals; or (ii) we inadvertently concluded that relevant permissions or approvals were not required or that we did not receive or maintain relevant permissions or approvals required, any action taken by the PRC government could significantly limit or completely hinder our operations, significantly limit or completely hinder our ability to offer our Ordinary Shares to investors, and cause the value of such Shares to significantly decline or become worthless.

Adverse regulatory developments in China may subject us to additional regulatory review, and additional disclosure requirements and regulatory scrutiny to be adopted by the SEC in response to risks related to recent regulatory developments in China may impose additional compliance requirements for companies like us with Hong Kong-based operations, all of which could increase our compliance costs and subject us to additional disclosure requirements.

Currently, Hong Kong has a separate legal system from mainland China, and it has its legislative framework and judiciary independent of that of the PRC government. Nonetheless, the recent regulatory developments in China, in particular with respect to restrictions on China-based companies raising capital offshore, may lead to additional regulatory review in China over our financing and capital raising activities in the United States. In addition, we may be subject to industry-wide regulations that may be adopted by the relevant PRC authorities, which may have the effect of limiting our service offerings, restricting the scope of our operations in Hong Kong, or causing the suspension or termination of our business operations in Hong Kong entirely. We may have to adjust, modify, or completely change our business operations in response to adverse regulatory changes or policy developments, and we cannot assure you that any remedial action adopted by us can be completed in a timely, cost efficient, or liability-free manner or at all.

On July 30, 2021, in response to the recent regulatory developments in China and actions adopted by the PRC government, the Chairman of the SEC issued a statement asking the SEC staff to seek additional disclosures from offshore issuers associated with China-based operating companies (including Hong Kong) before their registration statements will be declared effective. On August 1, 2021, the CSRC issued a statement saying that it had taken note of the new disclosure requirements announced by the SEC regarding the listings of Chinese companies and the recent regulatory development in China, and that both countries should strengthen communications on regulating China-related issuers. Since we operate in Hong Kong, we cannot guarantee that we will not be subject to tightened regulatory review and we could be exposed to government interference from China.

We may become subject to a variety of PRC laws and other obligations regarding data security offerings that are conducted overseas and/or foreign investment in China-based issuers, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, financial condition, and results of operations and may hinder our ability to offer or continue to offer Ordinary Shares to investors and cause the value of our Ordinary Shares to significantly decline or be worthless.

On June 10, 2021, the Standing Committee of the National People’s Congress enacted the PRC Data Security Law, which took effect on September 1, 2021. The law requires data collection to be conducted in a legitimate and proper manner, and stipulates that, for the purpose of data protection, data processing activities must be conducted based on data classification and hierarchical protection system for data security.

On July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued a document to crack down on illegal activities in the securities market and promote the high-quality development of the capital market, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws.

On August 20, 2021, the 30th meeting of the Standing Committee of the 13th National People’s Congress voted and passed the “Personal Information Protection Law of the People’s Republic of China” (“PRC Personal Information Protection Law”), which became effective on November 1, 2021. The PRC Personal Information Protection Law applies to the processing of personal information of natural persons within the territory of China that is carried out outside of China where (1) such processing is for the purpose of providing products or services for natural persons within China, (2) such processing is to analyze or evaluate the behavior of natural persons within China, or (3) there are any other circumstances stipulated by related laws and administrative regulations.

On December 24, 2021, the CSRC, together with other relevant government authorities in China issued the Draft Overseas Listing Regulations. The Draft Overseas Listing Regulations require that a PRC domestic enterprise seeking to issue and list its shares overseas (“Overseas Issuance and Listing”) shall complete the filing procedures of and submit the relevant information to CSRC. The Overseas Issuance and Listing includes direct and indirect issuance and listing. Where an enterprise whose principal business activities are conducted in PRC seeks to issue and list its shares in the name of an overseas enterprise on the basis of the equity, assets, income, or other similar rights and interests of the relevant PRC domestic enterprise, such activities shall be deemed an indirect overseas issuance and listing under the Draft Overseas Listing Regulations.

On December 28, 2021, the CAC jointly with the relevant authorities formally published Measures for Cybersecurity Review (2021) which took effect on February 15, 2022, and replaced the former Measures for Cybersecurity Review (2020) issued on July 10, 2021. Measures for Cybersecurity Review (2021) stipulates that operators of critical information infrastructure purchasing network products and services, and online platform operators (together with the operators of critical information infrastructure, the “Operators”) carrying out data processing activities that affect or may affect national security, shall conduct a cybersecurity review, and any online platform operator who controls more than one million users’ personal information must go through a cybersecurity review by the cybersecurity review office if it seeks to be listed in a foreign country.

Given that (1) our operating subsidiary is incorporated in Hong Kong or the BVI and are located in Hong Kong; (2) we have no subsidiary, VIE structure, nor any direct operations in mainland China; and (3) pursuant to the Basic Law, which is a national law of the PRC and the constitutional document for Hong Kong, national laws of the PRC shall not be applied in Hong Kong except for those listed in Annex III of the Basic Law (which is confined to laws relating to defense and foreign affairs, as well as other matters outside the autonomy of Hong Kong), we do not currently expect the Measures for Cybersecurity Review (2021), the PRC Personal Information Protection Law, and the Draft Overseas Listing Regulations to have an impact on our business, operations, or this offering. Our belief is grounded on the following: (1) we do not believe that our Operating Subsidiary falls within the definition of an “Operator” that is required to file for cybersecurity review before listing in the United States, because (2) our operating Subsidiary is incorporated in Hong Kong and operates in Hong Kong without any subsidiary or VIE structure in mainland China and each of the Measures for Cybersecurity Review (2021), the PRC Personal Information Protection Law, and the Draft Overseas Listing Regulations remains unclear whether it shall be applied to a company based in Hong Kong; (3) as of the date of this prospectus, our Operating Subsidiary has neither collected nor stored personal information of any PRC individuals; (4) all of the data our operating subsidiary has collected is stored in servers located in Hong Kong; and (5) as of the date of this prospectus, our Operating Subsidiary has not been informed by any PRC governmental authority of any requirement that it file for a cybersecurity review or a CSRC review.

However, since these statements and regulatory actions are new, it is highly uncertain how soon the legislative or administrative regulation-making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any. It is also highly uncertain what the potential impact such modified or new laws and regulations will have on the daily business operations of our Operating Subsidiary, their respective abilities to accept foreign investments and the listing of our Ordinary Shares on a U.S. or other foreign exchanges. There remains significant uncertainty in the interpretation and enforcement of relevant PRC cybersecurity laws and regulations. If the Draft Overseas Listing Regulations are adopted into law in the future and becomes applicable to our Operating Subsidiary, if our Operating Subsidiary is deemed to be an “Operator” that is required to file for cybersecurity review before listing in the United States, or if the Measures for Cybersecurity Review (2021) or the PRC Personal Information Protection Law becomes applicable to our Operating Subsidiary, the business operation of our operating subsidiary and the listing of our Ordinary Shares in the United States could be subject to the CAC’s cybersecurity review or CSRC Overseas Issuance and Listing review in the future. If our Operating Subsidiary becomes subject to the CAC or CSRC review, we cannot assure you that our operating subsidiary will be able to comply with the regulatory requirements in all respects, and the current practice of collecting and processing personal information may be ordered to be rectified or terminated by regulatory authorities. In the event of a failure to comply, our operating subsidiary may become subject to fines and other penalties that may have a material adverse effect on our business, operations, and financial condition and may hinder our ability to offer or continue to offer Ordinary Shares to investors and cause the value of our Ordinary Shares to significantly decline or be worthless.

Although the audit report included in this prospectus is prepared by U.S. auditors who are currently inspected by the PCAOB, there is no guarantee that future audit reports will be issued by auditors inspected by the PCAOB and, as such, in the future investors may be deprived of the benefits of such inspection. Furthermore, trading in our securities may be prohibited under the HFCA Act if the SEC subsequently determines our audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely, and as a result, U.S. national securities exchanges, such as the Nasdaq, may determine to delist our securities. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, and thus, would reduce the time before the securities may be prohibited from trading or delisted.

The audit report included in this prospectus was issued by ZH CPA, LLC, a U.S.-based accounting firm that is registered with the PCAOB and can be inspected by the PCAOB. We have no intention of dismissing ZH CPA, LLC in the future or of engaging any auditor not based in the U.S. and not subject to regular inspection by the PCAOB. There is no guarantee, however, that any future auditor engaged by the Company would remain subject to full PCAOB inspection during the entire term of our engagement. The PCAOB is currently unable to conduct inspections without the approval of the PRC authorities. Currently, our U.S. auditor’s audit work for us can be inspected by the PCAOB, and we have no operations in mainland China. However, if there is significant change to current political arrangements between mainland China and Hong Kong, companies operated in Hong Kong like us may face similar regulatory risks as those operated in PRC, and we cannot assure you that our auditor’s audit work for us will continue to be able to be inspected by the PCAOB. If it is later determined that the PCAOB is unable to inspect or investigate our auditor completely, investors may be deprived of the benefits of such inspection. Any audit reports not issued by auditors that are completely inspected by the PCAOB could result in a lack of assurance that our financial statements and disclosures are adequate and accurate.

Inspections of other auditors conducted by the PCAOB outside mainland China have at times identified deficiencies in those auditors’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The lack of PCAOB inspections of audit work undertaken in mainland China prevents the PCAOB from regularly evaluating auditors’ audits and their quality control procedures. As a result, if any component of our auditor’s work papers become located in mainland China in the future, such work papers will not be subject to inspection by the PCAOB. As a result, investors would be deprived of such PCAOB inspections, which could result in limitations or restrictions to our access of the U.S. capital markets.

As part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular mainland China’s, in June 2019, a bipartisan group of lawmakers introduced bills in both houses of the U.S. Congress that, if passed, would require the SEC to maintain a list of issuers for which PCAOB is not able to inspect or investigate the audit work performed by a foreign public accounting firm for such issuers completely. The proposed Ensuring Quality Information and Transparency for Abroad-Based Listings on our Exchanges Act prescribes increased disclosure requirements for these issuers and, beginning in 2025, the delisting from U.S. national securities exchanges such as the Nasdaq of issuers included on the SEC’s list for three consecutive years. It is unclear if this proposed legislation will be enacted. Furthermore, there have been recent deliberations within the U.S. government regarding potentially limiting or restricting China-based companies from accessing U.S. capital markets.

On May 20, 2020, the U.S. Senate passed the HFCA Act, which includes requirements for the SEC to identify issuers whose audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely because of a restriction imposed by a non-U.S. authority in the auditor’s local jurisdiction. The U.S. House of Representatives passed the HFCA Act on December 2, 2020, and the HFCA Act was signed into law on December 18, 2020. Additionally, in July 2020, the U.S. President’s Working Group on Financial Markets issued recommendations for actions that can be taken by the executive branch, the SEC, the PCAOB or other federal agencies and department with respect to Chinese companies listed on U.S. stock exchanges and their audit firms, in an effort to protect investors in the United States. In response, on November 23, 2020, the SEC issued guidance highlighting certain risks (and their implications to U.S. investors) associated with investments in China-based issuers and summarizing enhanced disclosures the SEC recommends China-based issuers make regarding such risks.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements in the HFCA Act. On December 2, 2021, the SEC adopted amendments to finalize rules implementing the submission and disclosure requirements in the HFCA Act. The rules apply to public companies whose stock is registered with the SEC and are identified by the SEC as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and whose audit work that PCAOB is unable to inspect or investigate. We will be required to comply with these rules if the SEC identifies us as having a “non-inspection” year under a process to be subsequently established by the SEC. The final amendments require any identified registrant to submit documentation to the SEC establishing that the registrant is not owned or controlled by a government entity in the public accounting firm’s foreign jurisdiction, and they also require, among other things, disclosure in the registrant’s annual report regarding the audit arrangements of, and government influence on, such registrants. Pursuant to the HFCA act, our securities may be prohibited from trading on the Nasdaq or other U.S. stock exchanges if our auditor cannot be inspected by the PCAOB for three consecutive years, and this ultimately could result in our Ordinary Shares being delisted.

On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its audit work cannot be inspected when its auditor is subject to PCAOB inspections for two consecutive years instead of three and, thus, would reduce the time before our Ordinary Shares may be prohibited from trading or delisted.

On September 22, 2021, the PCAOB adopted a final rule implementing the HFCA Act, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCA Act, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction in connection with their audit works because of a position taken by one or more authorities in that jurisdiction.

On November 5, 2021, the SEC approved the PCAOB’s Rule 6100, Board Determinations Under the HFCA Act. Rule 6100 provides a framework for the PCAOB to use when determining, as contemplated under the HFCA Act, whether it is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction.

On December 16, 2021, the PCAOB issued a report on its determinations that it was unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong, because of positions taken by PRC authorities in those jurisdictions. In addition the PCAOB’s report identified the specific registered public accounting firms which are subject to these determinations. Our registered public accounting firm, ZH CPA, LLC is not headquartered in mainland China or Hong Kong and was not identified in this report as a firm subject to the PCAOB’s determination.

The SEC is assessing how to implement other requirements of the HFCA Act, including the listing and trading prohibition requirements described above. Future developments in respect to increasing U.S. regulatory access to audit information are uncertain, as the legislative developments are subject to the legislative process and the regulatory developments are subject to the rule-making process and other administrative procedures.

While we understand that there has been dialogue among the CSRC, the SEC, and the PCAOB regarding the inspection of PCAOB-registered accounting firms in mainland China, there can be no assurance that we will be able to comply with requirements imposed by U.S. regulators if there is significant change to current political arrangements between mainland China and Hong Kong or if any component of our auditor’s work papers become located in mainland China in the future. Delisting of our Ordinary Shares would force holders of our Ordinary Shares to sell their Ordinary Shares. The market price of our Ordinary Shares could be adversely affected as a result of anticipated negative impacts of these executive or legislative actions, regardless of whether these executive or legislative actions are implemented and regardless of our actual operating performance.

The recent joint statement by the SEC, proposed rule changes submitted by Nasdaq, and an act passed by the U.S. Senate and the U.S. House of Representatives all call for additional and more stringent criteria to be applied to emerging market companies. These developments could add uncertainties to our offering, business operations, share price, and reputation.

U.S. public companies with substantially all of their operations in China (including in Hong Kong) have been the subject of intense scrutiny, criticism, and negative publicity by investors, financial commentators, and regulatory agencies, such as the SEC. Much of the scrutiny, criticism, and negative publicity has centered on financial and accounting irregularities and mistakes, a lack of effective internal controls over financial accounting, inadequate corporate governance policies, or a lack of adherence thereto and, in many cases, allegations of fraud.

On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. On April 21, 2020, SEC Chairman Jay Clayton and PCAOB Chairman William D. Duhnke III, along with other senior SEC staff, released a joint statement highlighting the risks associated with investing in companies based in or have substantial operations in emerging markets including China, reiterating past SEC and PCAOB statements on matters including the difficulty associated with inspecting accounting firms and audit work papers in China and higher risks of fraud in emerging markets and the difficulty of bringing and enforcing SEC, Department of Justice and other U.S. regulatory actions, including in instances of fraud, in emerging markets generally.

On May 20, 2020, the U.S. Senate passed the HFCA Act requiring a foreign company to certify it is not owned or controlled by a foreign government if the PCAOB is unable to audit specified reports because the company uses a foreign auditor not subject to PCAOB inspection. If the PCAOB is unable to inspect the company’s auditors for three consecutive years, the issuer’s securities are prohibited to trade on a national exchange. On December 2, 2020, the U.S. House of Representatives approved the HFCA Act.

On May 21, 2021, Nasdaq filed three proposals with the SEC to (i) apply minimum offering size requirement for companies primarily operating in a “Restrictive Market”; (ii) prohibit Restrictive Market companies from directly listing on Nasdaq Capital Market, and only permit them to list on Nasdaq Global Select or Nasdaq Global Market in connection with a direct listing; and (iii) apply additional and more stringent criteria to an applicant or listed company based on the qualifications of the company’s auditors.

As a result of this scrutiny, criticism, and negative publicity, the traded stock of many U.S.-listed Chinese companies sharply decreased in value and, in some cases, has become virtually worthless. Many of these companies are now subject to shareholder lawsuits and SEC enforcement actions and are conducting internal and external investigations into the allegations. It is not clear what effect this sector-wide scrutiny, criticism, and negative publicity will have on us, our offerings, business, and our share price. If we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we will have to expend significant resources to investigate such allegations and/or defend our company. This situation will be costly and time consuming and distract our management from developing our growth. If such allegations are not proven to be groundless, we and our business operations will be severely affected and you could sustain a significant decline in the value of our share.

The enactment of the Hong Kong National Security Law could impact our Hong Kong Operating Subsidiary.

On June 30, 2020, the Standing Committee of the PRC National People’s Congress adopted the Hong Kong National Security Law. This law defines the duties and government bodies of the Hong Kong National Security Law for safeguarding national security and four categories of offenses — secession, subversion, terrorist activities, and collusion with a foreign country or external elements to endanger national security — and their corresponding penalties. On July 14, 2020, former U.S. President Donald Trump signed the Hong Kong Autonomy Act (“HKAA”) into law, authorizing the U.S. administration to impose blocking sanctions against individuals and entities who are determined to have materially contributed to the erosion of Hong Kong’s autonomy. On August 7, 2020, the U.S. government imposed HKAA-authorized sanctions on 11 individuals, including HKSAR chief executive Carrie Lam. John Lee is set to be Hong Kong’s next chief executive on July 1, 2022, replacing outgoing Carrie Lam. On October 14, 2020, the U.S. State Department submitted to relevant committees of Congress the report required under HKAA, identifying persons materially contributing to “the failure of the Government of China to meet its obligations under the Joint Declaration or the Basic Law.” In July 2021, President Joe Biden warned investors about the risks of doing business in Hong Kong, issuing an advisory saying China’s push to exert more control over Hong Kong threatens the rule of law and endangers employees and data. The HKAA further authorizes secondary sanctions, including the imposition of blocking sanctions, against foreign financial institutions that knowingly conduct a significant transaction with foreign persons sanctioned under this authority. The imposition of sanctions may directly affect the foreign financial institutions as well as any third parties or customers dealing with any foreign financial institution that are targeted. It is difficult to predict the full impact of the Hong Kong National Security Law and HKAA on Hong Kong and companies located in Hong Kong. If our subsidiaries are determined to be in violation of the Hong Kong National Security Law or the HKAA by competent authorities, our business operations could be materially and adversely affected.

If we become subject to the recent scrutiny, criticism, and negative publicity involving U.S.-listed China-based companies, we may have to expend significant resources to investigate and/or defend the matter, which could harm our business operations, this offering, and our reputation and could result in a loss of your investment in our Ordinary Shares, in particular if such matter cannot be addressed and resolved favorably.

During the last several years, U.S.-listed companies that have substantially all of their operations in China have been the subject of intense scrutiny by investors, financial commentators, and regulatory agencies. Much of the scrutiny has centered on financial and accounting irregularities and mistakes, lack of effective internal controls over financial reporting, and, in many cases, allegations of fraud. As a result of the scrutiny, the publicly traded stock of many U.S.-listed Chinese companies that have been the subject of such scrutiny has sharply decreased in value. Many of these companies are now subject to shareholder lawsuits and/or SEC enforcement actions that are conducting internal and/or external investigations into the allegations.

If we become the subject of any such scrutiny, whether any allegations are true or not, we may have to expend significant resources to investigate such allegations and/or defend the Company. Such investigations or allegations would be costly and time consuming and likely would distract our management from our normal business and could result in our reputation being harmed. Our stock price could decline because of such allegations, even if the allegations are false.

A downturn in the Hong Kong, China, or the global economy, or a change in economic and political policies of China, could materially and adversely affect our business and financial condition.

Our business may be influenced to a significant degree by political, economic, and social conditions in Hong Kong and China generally. The Chinese economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange, and allocation of resources. While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but they may have a negative effect on us.

Economic conditions in Hong Kong and China are sensitive to global economic conditions. Any prolonged slowdown in the global or Chinese economy may affect potential clients’ confidence in financial market as a whole and have a negative impact on our business, results of operations, and financial condition. Additionally, continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs.

Because our business is conducted in Hong Kong dollars and the price of our Ordinary Shares is quoted in U.S. dollars, changes in currency conversion rates may affect the value of your investments.

Our business is conducted in Hong Kong; our books and records are maintained in Hong Kong dollars, which is the currency of Hong Kong; and the financial statements that we file with the SEC and provide to our shareholders are presented in U.S. dollars. Changes in the exchange rate between the Hong Kong dollar and U.S. dollar affect the value of our assets and the results of our operations in U.S. dollars. The value of the Hong Kong dollar against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in the Hong Kong’s political and economic conditions and perceived changes in the economy of Hong Kong and the United States. Any significant revaluation of the Hong Kong dollar may materially and adversely affect our cash flows, revenue, and financial condition. Further, our Ordinary Shares offered by this prospectus are denominated in U.S. dollars, and we will need to convert the net proceeds we receive into Hong Kong dollar in order to use the funds for our business. Changes in the conversion rate between the U.S. dollar and the Hong Kong dollar will affect that amount of proceeds we will have available for our business.

Since 1983, Hong Kong dollars have been pegged to the U.S. dollars at the rate of approximately HK$7.80 to US$1.00. We cannot assure you that this policy will not be changed in the future. If the pegging system collapses and Hong Kong dollars suffer devaluation, the Hong Kong dollar cost of our expenditures denominated in foreign currency may increase. This would in turn adversely affect the operations and profitability of our business.

There are political risks associated with conducting business in Hong Kong.

Any adverse economic, social, and/or political conditions, material social unrest, strike, riot, civil disturbance, or disobedience, as well as significant natural disasters, may affect the market may adversely affect the business operations of the Company. Hong Kong is a special administrative region of the PRC and the basic policies of the PRC regarding Hong Kong are reflected in the Basic Law, namely, Hong Kong’s constitutional document, which provides Hong Kong with a high degree of autonomy and executive, legislative, and independent judicial powers, including that of final adjudication under the principle of “one country, two systems.” However, there is no assurance that there will not be any changes in the economic, political, and legal environment in Hong Kong in the future. Since our operation is based in Hong Kong, any change of such political arrangements may pose immediate threat to the stability of the economy in Hong Kong, thereby directly and adversely affecting our results of operations and financial positions.

Under the Basic Law, Hong Kong is exclusively in charge of its internal affairs and external relations, while the government of the PRC is responsible for its foreign affairs and defense. As a separate customs territory, Hong Kong maintains and develops relations with foreign states and regions. Based on certain recent development, including the Hong Kong National Security Law issued by the Standing Committee of the PRC National People’s Congress in June 2020, the U.S. State Department has indicated that the United States no longer considers Hong Kong to have significant autonomy from China and, at the time, President Trump signed an executive order and HKAA to remove Hong Kong’s preferential trade status and to authorize the U.S. administration to impose blocking sanctions against individuals and entities who are determined to have materially contributed to the erosion of Hong Kong’s autonomy. The United States may impose the same tariffs and other trade restrictions on exports from Hong Kong that it places on goods from mainland China. These and other recent actions may represent an escalation in political and trade tensions involving the United States, China, and Hong Kong, which could potentially harm our business.

Given the relatively small geographical size of Hong Kong, any of such incidents may have a widespread effect on our business operations, which could in turn adversely and materially affect our business, results of operations, and financial condition. It is difficult to predict the full impact of the HKAA on Hong Kong and companies with operations in Hong Kong like us. Furthermore, legislative or administrative actions in respect to China-U.S. relations could cause investor uncertainty for affected issuers, including us, and the market price of our Ordinary Shares could be adversely affected.

The Hong Kong legal system embodies uncertainties that could limit the availability of legal protections.

Hong Kong is a Special Administrative Region of the PRC. Following British colonial rule from 1842 to 1997, China assumed sovereignty under the “one country, two systems” principle. The Hong Kong Special Administrative Region’s constitutional document, the Basic Law, ensures that the current political situation will remain in effect for 50 years. The laws previously in force in Hong Kong, that is, the common law, rules of equity, ordinances, subordinate legislation and customary law are maintained. Hong Kong has enjoyed the freedom to function with a high degree of autonomy for its affairs, including currencies, immigration and customs operations, and its independent judiciary system and parliamentary system. On July 14, 2020, the United States signed an executive order to end the special status enjoyed by Hong Kong post-1997. As the autonomy currently enjoyed may be compromised, it could potentially impact Hong Kong’s common law legal system and may, in turn, bring about uncertainty in, for example, the enforcement of our contractual rights. This could, in turn, materially and adversely affect our business and operations. Additionally, intellectual property rights and confidentiality protections in Hong Kong may not be as effective as in the United States or other countries. Accordingly, we cannot predict the effect of future developments in the Hong Kong legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. These uncertainties could limit the legal protections available to us, including our ability to enforce our agreements with our clients.

Changes in international trade policies, trade disputes, barriers to trade, or the emergence of a trade war may dampen growth in Hong Kong, where the majority of our customers reside.

Political events, international trade disputes, and other business interruptions could harm or disrupt international commerce and the global economy, and they could have a material adverse effect on us and our customers, our service providers, and our other partners. International trade disputes could result in tariffs and other protectionist measures that may materially and adversely affect our business.

Tariffs could increase the cost of the services and products, which could affect customers’ investment decisions. In addition, political uncertainty surrounding international trade disputes and the potential of their escalation to trade war and global recession could have a negative effect on customer confidence, which could materially and adversely affect our business. We also may have access to fewer business opportunities, and our operations may be negatively impacted as a result. In addition, the current and future actions or escalations by either the United States or China that affect trade relations may cause global economic turmoil and potentially have a negative impact on our markets, our business, or our results of operations, as well as the financial condition of our clients, and we cannot provide any assurances as to whether such actions will occur or the form that they may take.

Risks Related to Our Corporate Structure

We rely on dividends and other distributions on equity paid by our subsidiaries to fund our cash and financing requirements, and any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.

CKHL is a holding company, and we rely on dividends and other distributions on equity paid by our subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and to service any debt we may incur. We do not expect to pay cash dividends in the foreseeable future. We anticipate that we will retain any earnings to support operations and to finance the growth and development of our business. If any of our subsidiaries incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

According to the BVI Business Companies Act 2004 (as amended), a BVI company may make dividends distribution to the extent that immediately after the distribution, the value of the company’s assets exceeds its liabilities and that such company is able to pay its debts as they fall due. According to the Companies Ordinance of Hong Kong, a Hong Kong company may only make a distribution out of profits available for distribution. Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect to dividends paid by us. Any limitation on the ability of our Hong Kong subsidiary to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

Any limitation on the ability of our subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

Our lack of effective internal controls over financial reporting may affect our ability to accurately report our financial results or prevent fraud, which may affect the market for and price of our Ordinary Shares.

Prior to filing the registration statement of which this prospectus is a part, we were a private company with limited accounting personnel and other resources for addressing our internal control over financial reporting. Our management has not completed an assessment of the effectiveness of our internal control over financial reporting, and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, in connection with the audits of our consolidated financial statements for the years ended March 31, 2021 and 2020, we and our independent registered public accounting firm identified material weaknesses in our internal control over financial reporting as well as other control deficiencies for the above mentioned periods. As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses identified related to (i) inadequate segregation of duties for certain key functions due to limited staff and resources, and (ii) a lack of independent directors and an audit committee. We intend to implement measures designed to improve our internal control over financial reporting to address the underlying causes of these material weaknesses, including (i) hiring more qualified staff to fill the key roles in the operations, and (ii) appointing independent directors, establishing an audit committee, and strengthening corporate governance. We intend to implement the above measures prior to the listing, and we expect the remediation to be completed upon listing.

We will be subject to the requirement that we maintain internal controls and that management perform periodic evaluation of the effectiveness of our internal controls. Effective internal control over financial reporting is important to prevent fraud. As a result, our business, financial condition, results of operations, and prospects, as well as the market for and trading price of our Ordinary Shares, may be materially and adversely affected if we do not have effective internal controls. We may not discover any problems in a timely manner, and in such an event, our shareholders could lose confidence in our financial reporting, which would harm our business and the trading price of our Ordinary Shares. The absence of internal controls over financial reporting may inhibit investors from purchasing our Ordinary Shares and may make it more difficult for us to raise funds in a debt or equity financing. Additional material weaknesses or significant deficiencies may be identified in the future. If we identify such issues or if we are unable to produce accurate and timely financial statements, our stock price may decline and we may be unable to maintain compliance with the Nasdaq Listing Rules.

Risks Related to Our Business and Industry

If we are unable to accurately estimate the overall risks, revenues, or costs on our projects, we may incur contract losses or achieve lower than anticipated profits.

Pricing on a fixed unit price contract is based on approved quantities irrespective of our actual costs, and contracts with a fixed total price require that the work be performed for a single price irrespective of our actual costs. We only generate profits on fixed unit price and fixed total price contracts when our revenues exceed our actual costs, which requires us to accurately estimate our costs, to control actual costs, and to avoid cost overruns. If our cost estimates are too low or if we do not perform the contract within our cost estimates, then cost overruns may cause us to incur a loss or cause the contract not to be as profitable as we expected. The costs incurred and profit realized, if any, on our contracts can vary, sometimes substantially, from our original projections due to a variety of factors, including, but not limited to:

•        the failure to include materials or work in a bid or the failure to estimate properly the quantities or costs needed to complete a fixed total price contract;

•        delays caused by weather conditions or otherwise failing to meet scheduled acceptance dates;

•        contract or project modifications or conditions creating unanticipated costs that are not covered by change orders;

•        changes in the availability, proximity, and costs of materials, including liquid asphalt cement, aggregates, and other construction materials, as well as fuel and lubricants for our equipment;

•        to the extent not covered by contractual cost escalators, variability, and inability to predict the costs of purchasing diesel, liquid asphalt, and cement;

•        the availability and skill level of workers;

•        the failure by our suppliers, subcontractors, designers, engineers, or customers to perform their obligations;

•        fraud, theft, or other improper activities by our suppliers, subcontractors, designers, engineers, customers, or our own personnel;

•        mechanical problems with machinery or equipment;

•        difficulties in obtaining required government permits or approvals;

•        changes in applicable laws and regulations;

•        uninsured claims or demands from third parties for alleged damages arising from the design, construction, or use and operation of a project of which our work is part; and

•        public infrastructure customers seeking to impose contractual risk-shifting provisions that result in our facing increased risks.

These factors, as well as others, may cause us to incur losses, which could have a material adverse effect on our financial condition, results of operations, or liquidity.

We may be unable to obtain or maintain sufficient bonding capacity, which could materially adversely affect our business.

A significant number of our contracts require performance and payment bonds. Our ability to obtain performance and payment bonds primarily depends upon our capitalization, working capital, past performance, management expertise, reputation, and certain external factors, including the overall capacity of the surety market. If we are unable to renew or obtain a sufficient level of bonding capacity in the future, we may be precluded from being able to bid for certain projects or successfully contract with certain customers. In addition, even if we are able to successfully renew or obtain performance or payment bonds, we may be required to post letters of credit in connection with such bonds, which could negatively affect our liquidity and results of operations.

It is standard for sureties to issue or continue bonds on a project-by-project basis, and they can decline to do so at any time or require the posting of additional collateral as a condition thereto. Events that adversely affect the insurance and bonding markets generally may result in bonding becoming more difficult to or costly to obtain in the future. If we were to experience an interruption or reduction in the availability of our bonding capacity as a result of these or any other reasons, or if bonding costs were to increase, we may be unable to compete for certain projects that require bonding.

Design-build contracts subject us to the risk of design errors and omissions.

Design-build contracts are used as a method of project delivery that provides the owner with a single point of responsibility for both design and construction. We generally subcontract design responsibility to architectural and engineering firms. However, in the event of a design error or omission that causes damages, there is a risk that the subcontractor and/or its errors and omissions insurance would not be able to absorb the full amount of the liability incurred. In this case, we may be responsible for the liability, resulting in a potentially material adverse effect on our financial position, results of operations, cash flows, and liquidity.

We depend on third parties for equipment and supplies essential to operate our business.

We rely on third parties to sell or lease properties, machineries, and equipment to us and to provide us with supplies, including concrete, reinforced steel bars, and other construction materials (such as stone, gravel, and sand) necessary for our operations. We cannot assure you that our favorable working relationships with our suppliers will continue in the future. In addition, there have historically been periods of supply shortages in our industry. The inability to purchase or lease the properties, machineries, or equipment that are necessary for our operations could severely impact our business. If we lose our supply contracts and receive insufficient supplies from third parties to meet our customers’ needs, or if our suppliers experience price increases or disruptions to their business, such as labor disputes, supply shortages, or distribution problems, our business could be materially and adversely affected.

The construction services industry is highly schedule driven, and our failure to meet the schedule requirements of our contracts could adversely affect our reputation and/or expose us to financial liability.

In some instances, including in the case of many of our fixed unit price contracts, we guarantee that we will complete a project by a certain date. Any failure to meet contractual schedule or completion requirements set forth in our contracts could subject us to responsibility for costs resulting from the delay, generally in the form of contractually agreed-upon liquidated damages, liability for our customer’s actual costs arising out of our delay, reduced profits or a loss on that project, damage to our reputation, and a material adverse impact to our financial position.

Failure to maintain safe work sites could result in significant losses, which could materially affect our business and reputation.

Because our employees and others are often in close proximity with mechanized equipment, moving vehicles, chemical substances, and dangerous manufacturing processes, our construction and maintenance sites are potentially dangerous workplaces. Therefore, safety is a primary focus of our business and is critical to our reputation and performance. Many of our clients require that we meet certain safety criteria to be eligible to bid on contracts, and some of our contract fees or profits are subject to satisfying safety criteria. Unsafe work conditions also can increase employee turnover, which increases project costs and, therefore, our overall operating costs. If we fail to implement safety procedures or implement ineffective safety procedures, our employees could be injured, and we could be exposed to investigations and possible litigation. Our failure to maintain adequate safety standards through our safety programs could also result in reduced profitability or the loss of projects or clients.

Our revenue mainly relies on successful tenders or acceptance of our quotations for construction projects that are non-recurring in nature, and any failure in securing projects from our existing customers and/or new customers in the future would affect our business operation and financial results.

We secure our construction projects mainly through a competitive tender or quotation process and were awarded each contract on a non-recurring basis. We do not have any long-term commitment with our customers, and our customers have no obligation to award any new projects to us. As such, we cannot assure that our existing customers or potential customers will invite us to participate in their tendering processes or submit quotations, or that we will be able to secure projects from them in the future. Upon completion of our contracts on hand, in the event that we are unable to receive new tender or quotation invitations or be awarded new contracts, our business in general and our results of operations and financial performance may be adversely and materially affected.

A significant portion of our revenue was generated from contracts awarded by a limited number of customers, and any significant decrease in the number of projects with our major customers may materially and adversely affect our financial condition and operating results.

A significant portion of our revenue was derived from a limited number of customers. Our five largest customers for the years ended March 31, 2021 and 2020, accounted for approximately 85.8% and 82.4% of our total revenue, respectively.

There is no assurance that we will continue to be awarded with contracts from our major customers in the future. If there is a significant decrease in the number of projects awarded by our major customers, and we are unable to secure suitable projects of comparable size and quantity as replacements from other customers, our financial condition and operating results would be materially and adversely affected. In addition, in the event that our major customers experience any financial difficulties or cash flow problems, this may result in delay or default in payments to us, in which case our business could be materially and adversely affected.

We may not be able to bill and receive the full amount of gross amounts due from customers for contract work, and our revenue may fluctuate due to variation orders.

Our revenue from construction contracts is recognized when our construction work performed is certified by the relevant customers and/or architects or consultants engaged by the customers. Gross amounts due from customers for contract work arise when progress billings have not yet taken place as at a financial period end date in respect to the construction work performed by us during that financial period. There is no assurance that we will be able to bill and receive the full amount of gross amounts due from our customers for contract work, as we may not be able to reach an agreement with the customers on the value of our work done. If we are not able to do so, our results of operation, liquidity, and financial position may be adversely affected.

Furthermore, the aggregate amount of revenue that we are able to derive from a project may deviate from the original contract sum specified in the relevant contract for the project due to variations (including addition, modification, or cancellation of certain contract work) instructed by our customers from time to time during the course of project execution. As such, there is no assurance that the amount of revenue derived from our projects will not be substantially different from the original contract sum as specified in the relevant contracts, and our financial condition may be adversely affected by any decrease in our revenue as a result of variation orders.

We rely on our subcontractors to help complete our projects and to supply the machinery required.

In line with the usual practice of the construction industry in Hong Kong, we engage third-party subcontractors to perform a portion of the work under our contracts instead of retaining a large pool of labor with different skill sets to maximize our cost efficiency and flexibility. We also rely on our subcontractors for supply of machinery required for carrying out of construction work. Our total subcontracting charges accounted for approximately 67.2% and 78.7% of our total cost of sales for the years ended March 31, 2021 and 2020, respectively.

Apart from the effect of any significant increase in the subcontracting costs that may impact our profitability, we may also be exposed to other legal liabilities if we are not able to monitor the performance of our subcontractors, or if our subcontractors violate any laws, rules, or regulations in relation to health and safety matters. We are further exposed to risks associated with any non-performance, delayed performance, or sub-standard performance by our subcontractors or their respective employees and may incur additional costs or be subject to liability due to delay in schedule or defect in the work of our subcontractors or if there is any accident-causing personal injuries or death to our subcontractors’ employees. These events may adversely impact our profitability, financial performance, and reputation, as well as result in litigation or damages claims.

In addition, our subcontractors may not always be readily available when our needs for subcontracting arise, and there is no assurance that we would be able to maintain good working relationships with our subcontractors in the future. Since we have not entered into any long-term service agreement with our subcontractors, they are not obliged to work for us in future projects on similar terms and conditions. There is no assurance that we would be able to find suitable alternative subcontractors that meet our project needs and requirements to complete the projects, which would in turn adversely affect our performance capacity and financial results.

Further, pursuant to the Employment Ordinance under Hong Kong law, a main contractor, or a main contractor and every superior subcontractor, is jointly and severally liable to pay any wages that become due to an employee who is employed by a subcontractor on any work that the subcontractor has contracted to perform, if such wages are not paid within the period specified in the Employment Ordinance. Our operations and, hence, our financial position may be adversely affected if any of our subcontractors violates its obligations to pay its employees.

As we from time to time engage subcontractors in our work, we may bear responsibilities for any non-performance, delayed performance, sub-standard performance, or non-compliance of our subcontractors.

We subcontract certain portions of our projects, such as piling construction, reinforcement fixing, concreting and design work, to our subcontractors who are independent third parties. Subcontracting may expose us to risks associated with non-performance, delayed performance, or sub-standard performance by our subcontractors. As a result, we may experience deterioration in the quality or delivery of our work, incur additional costs due to the delays, suffer a higher price in sourcing the services, equipment or supplies in default, or be subject to liability under the relevant projects. Such events could impact upon our profitability, financial performance, and reputation, or result in litigation or damage claims.

There is no assurance that we would be able to monitor the performance of our subcontractors as directly and efficiently as with our own staff. If our subcontractors fail to meet our requirements, we may experience delay in project completion, quality issues concerning the work done, or non-performance by subcontractors. Consequently, we may incur significant time and costs to carry out remedial actions, which would in turn adversely affect the profitability and reputation of our business and result in litigation or damage claims against us. If our subcontractors violate any laws, rules, or regulations, we may also be held liable for their violations and be subject to claims for losses and damages if such violations result in any personal injuries and/or property damages.

In addition, our subcontractors may not always be readily available whenever we need to engage them, and there is no assurance that we would be able to maintain good working relationships with our sub-contractors in the future. As at the date of this prospectus, we had not entered into any long-term service agreement with our subcontractors. Further, there is no assurance that we would be able to find suitable alternative subcontractors that meet our project needs and requirements to complete the projects, which would in turn adversely affect our operations and financial results.

There is no guarantee that safety measures and procedures implemented at our construction sites could prevent the occurrence of industrial accidents of all kinds, which in turn might lead to claims in respect to employees’ compensation, personal injuries, fatal accidents, and/or property damages against us.

We have adopted certain work safety measures and procedures for our staff and our subcontractors’ staff. We rely on our staff to oversee the implementation of safety measures and procedures, and we cannot guarantee that all of the safety measures and procedures are strictly adhered to at any time, nor can we assure you that our safety measures and procedures are sufficient to prevent the occurrence of industrial accidents of all kinds. If the safety measures and procedures implemented at our construction sites are insufficient or not strictly adhered to, it may result in industrial accidents that would in turn lead to claims in respect to employees’ compensation, personal injuries, fatal accidents, and/or property damage against us.

We determine the price of our quotation or tender based on the estimated time and costs to be involved in a project and the actual time and costs incurred may deviate from our estimate due to unexpected circumstances, thereby leading to cost overruns and adversely affecting our operations and financial results.

We determine the price of our quotation or tender based on our estimated cost plus a certain mark-up margin. The actual time and costs incurred by us, however, may be adversely affected by various factors, including (i) the specifications, underground conditions, and difficulties of the project; (ii) the duration of the project; (iii) the site locations and the conditions and risk of adjacent building structures; (iv) unfavorable weather conditions; and (v) the resources availability. Significant changes in any of these or other relevant factors may lead to delay in completion or costs overrun by us, and there is no assurance that the actual time and costs incurred by us would match our initial estimate. As our contracts with customers were generally fixed-price contracts or re-measurement contracts for which our unit prices stated in the bill of quantities are fixed and without any price adjustment clause, once we agree on the quotation or tender price with our customer, we generally will have to bear any additional costs incurred. Such delays, cost overruns, or mismatch of actual time and costs with our estimates may cause our profitability to be lower than what we expected or may expose us to litigation or claims from customers in case of delays, thereby adversely affecting our operations and financial results.

Furthermore, the contracts we entered into normally contain specific completion schedule requirements and liquidated damages provisions (i.e., we may have to pay our customers liquidated damages if we or our subcontractors do not meet the schedules). Liquidated damages are typically levied at an agreed rate for each day of delay that is owing to our default. We may need to pay liquidated damages resulting from any failure to meet the completion schedule requirements of our contracts, to the extent that our customers do not grant us time extension. This may reduce or diminish our expected profit and cash inflow from the relevant contracts.

The geological conditions of construction sites are difficult to anticipate and may result in higher project expenses.

We are exposed to inherent project risk that the geological conditions of construction sites are difficult to be anticipated and unforeseen problems or circumstances may occur during project implementation. Site survey and geotechnical reports may not be sufficient to reveal precisely the actual geology beneath the construction site due to limitation in the scope of the underground investigation reports, and the investigation may not be able to reveal the existence of rocks or identify any antiquities, monuments, wartime bombs or structures beneath the site. All of these may present potential issues and uncertainties in carrying out our foundation work, such as the possible increase in the complexity of the project resulting from additional work procedures, workers, equipment, and time required to deal with any unexpected existence of rocks, antiquities, monuments, and wartime bombs, which may also lead to additional costs to be incurred. If such risk arises, the progress of our projects may be delayed and our project expenses may increase. As our construction contracts with customers are usually of a fixed sum or for re-measurement in accordance with our unit prices stated in the bills of quantities, which are fixed and without any price adjustment clause, we are subject to potential cost overruns and the subsequent adverse effect on our profitability.

There is no assurance that we can maintain the qualifications, licenses, and registrations for the operation of our construction business.

We are required to maintain certain qualifications, licenses, and registrations to conduct our construction business. To maintain such qualifications, licenses, or registrations, we must comply with the relevant requirements imposed by the relevant government departments of Hong Kong.

Further, the standards of compliance required may from time to time be subject to changes without substantial advance notice. We cannot assure you that all of the required qualifications, licenses, and registrations can be maintained or renewed in a timely manner or at all. If we fail to comply with any of the relevant requirements, our qualifications, licenses, or registrations could be temporarily suspended or revoked, or the renewal of our qualifications, licenses, or registrations upon expiry of their original terms may be delayed or refused. In such circumstances, our capability to undertake relevant work may be directly impacted, and our business may be materially and adversely affected.

We rely on the service of our Authorized Signatory(ies) and Technical Director for our registrations maintained with the Buildings Department of Hong Kong.

We maintain certain registrations with the Buildings Department of Hong Kong. In order to maintain such registrations, our Operating Subsidiary, Chiu & Lee Partners, must have at least one Authorized Signatory and one Technical Director to act for each of them for the purpose of the Buildings Ordinance and to carry out certain duties.

The Building Authority of the Government of Hong Kong (the “Building Authority”) imposes certain requirements on the qualifications experience of such Authorized Signatory and Technical Director. Departure or loss or disqualification of the Authorized Signatory(ies) or Technical Director(s) may result in suspension of our registrations maintained with the Buildings Department of Hong Kong if no suitable replacement is identified and application to replace the position is made. In the event that we cannot maintain at least one Authorized Signatory and one Technical Director due to the departure or loss or disqualification of the abovementioned personnel and we cannot identify and recruit staff with adequate qualifications and experience eligible to become an Authorized Signatory or Technical Director in a timely manner, our registrations maintained with the Buildings Department of Hong Kong could be suspended or even revoked. In such event, our reputation, business operation, and financial position may be materially and adversely affected.

Cash inflows and outflows in connection with construction projects may be irregular and, thus, may affect our net cash flow position.

In a construction project, cash outflows for payment of certain operating expenditures may not align with progress payments to be received during the relevant periods. In general, we do not receive any prepayment from our customers. Nevertheless, during the commencement of a project, we may incur various costs, including: (i) purchase costs of construction materials and supplies, (ii) rental costs for machinery, and (iii) settlement of our workers’ salaries and our subcontractors’ fees, while progress payments will be paid after our construction work commences and is certified by our customers and/or architects or consultants engaged by our customers. Accordingly, the cash inflows and outflows for a particular project may fluctuate as the construction work progresses. If, during any particular period of time, there exists too many projects that require substantial cash outflow while we have significantly less cash inflows during that period, our cash flow position may be adversely affected.

Further, we are subject to credit risks of our customers and our liquidity is dependent on our customers making prompt progress payments and/or release of retention monies due to us. We rely on cash inflow from our customers to meet our payment obligation to our suppliers and subcontractors, which is dependent on prompt settlement of progress payment and timely release of retention monies by our customers. As such, we may record a significant cash outflow in the event that we take up too many capital-intensive projects during a particular period of time.

We cannot assure you that we will be able to recover all or any part of the amounts due from our customers or we will be able to collect all or any part of the trade receivables from our customers within the agreed credit terms or at all. Further, in the event that disputes arise between us and the main contractor or customer in relation to the variation orders, there is a possibility that we may take a longer time than the credit period offered to collect payments. Any failure by our customers to make payments on time and in full may lead to mismatch in our cash flows, which will negatively affect our cash flow position and affect (i) our ability to repay our suppliers and subcontractors; and (ii) our tendering decisions, as we may not be in a position to take up any more new projects with a high upfront costs. This will negatively affect our business operation and financial performance.

We may be liable for damage caused to underground service utilities and infrastructures and/or foundations of aged buildings adjacent to the construction site where we carry out our construction projects.

When we carry out work in our construction projects, we may encounter storm water and foul water drains, fresh and flush water mains, electric cables, telephone and Internet cables, cable television wire, gas mains, and other services utilities and infrastructures that are laid underground or below carriageways and footways. If damage is made to these services utilities during our work, we may be liable for the costs of repair of such utilities and the relevant remedial work will increase our costs for the projects and may cause delay in our project schedule. Further, there may be some aged buildings adjacent to the construction sites where we carry out our construction projects, and we may be required to revise our project plan to avoid excessive settlement or vibration that may cause damage to adjacent structures. As such, this may lead to delay of our projects and incur additional costs in our construction.

Claims in connection with employees’ compensation or personal injuries may arise and affect our reputation and operations.

Injuries to workers and casualties at construction sites are a common inherent risk in the construction industry. Claims of such nature expose us to the risk of bearing higher insurance premiums in the future and may damage our reputation as a main contractor if they turn into high-profile cases and become widely reported in the media or within the industry. Such incidents may negatively affect our business prospects, reputation, and results of operations.

We face keen competition from other players in the market.

The construction industry in Hong Kong is competitive. As of May 2, 2022, there were 151, 114, and 204 contractors registered under Buildings Department of Hong Kong’s register of Specialist Contractors with sub-register of the foundation work category, demolition work category, and site formation work category, respectively, and 775 contractors registered under Buildings Department’s register of general building contractors. Some of our competitors may have certain advantages, including stronger brand names, greater access to capital, longer operating history, longer and more established relationship with main contractors or project owners, and greater marketing and other forms of resources. Further, some of the existing market players have been listed on the stock exchange, which may give them an advantage in terms of financing capability and reputation. New participants may enter the industry, provided that they possess all the various licenses, resources, experience, and qualifications required. Increased competition may result in lower operating margins and loss of market share, resulting in an adverse impact on our profitability and operating results.

Any deterioration in the prevailing market conditions in the construction industry may adversely affect our performance and financial condition.

All our business operations are located in Hong Kong. Our direct customers are primarily property developers and main contractors of various types of property development and civil engineering projects in Hong Kong. The number of projects awarded to us depend highly on the prevailing market conditions in the construction industry, including shortage of skilled labor, economic fluctuations in Hong Kong, availability of new projects in the private sector; and general conditions and development of Hong Kong economy. If there is any significant deterioration in any of these factors, our operating results and financial conditions could be adversely affected.

We are dependent on our key executives, management team, and professional staff.

Our success and growth depend on the knowledge, experience, and expertise of our management team who is responsible for overseeing the financial condition and performance, construction projects, and formulating business strategies. For example, Mr. Keung Yun Yuen and Mr. Chan Lee Chuen, our directors, each has approximately 30 years of experience in the construction industry.

As we focus on various work scopes, including the overall management of the projects, the planning, and the devising of detailed work programs, design, and technical submissions, it is important for us to retain our management staff and technical personnel with appropriate and necessary industry expertise. We have entered into a service agreement with each of our directors and employment contracts with our senior management and technical personnel. These service agreements and employment contracts can be terminated by either the Company or our directors or employees. There could be an adverse impact on our operations should a significant number of our directors, senior management, or other key personnel with relevant expertise terminate his or her employment with us and appropriate persons could not be found to replace them in a timely manner. There is no assurance that we will be able to attract and retain capable staff members or that they will not resign in the future.

We may be unable to obtain sufficient funding on terms acceptable to us, or at all.

The future expansion of our business may require us to incur additional borrowings and diversify sources of funding. Whether we are able to raise additional capital at costs acceptable to us depends on the financial success of our current business and the successful implementation of our key strategic initiatives. This may be affected by various financial, economic, and market conditions and other factors, some of which are beyond our control. If we are unable to obtain sufficient banking facilities on acceptable terms to meet our operational and expansion demands, this may put strains on our cash flow and our ability to successfully implement our expansion plans.

Our insurance coverage may be inadequate to protect us from potential losses.

For construction projects where we act as the main contractor, we take out employees’ compensation insurance and contractors’ all-risk insurance, which cover our and our subcontractors’ employees, and the work performed by us and them. Similarly, where we undertake the role of subcontractor in a project, we are covered by the employees’ compensation insurance and contractors’ all-risk insurance taken out by the project’s main contractor.

Nonetheless, there is no assurance that all potential losses and expenses incurred from damages or liabilities in relation to our business can be fully covered by the insurance taken out by us. To the extent that our insurance does not cover such losses, damage, or liabilities, the resulting payment to cover such losses, damage, or liabilities may have a material adversely effect on our business.

Our financial result for the year ending March 31, 2022, is expected to be adversely affected by non-recurring listing expenses.

Our directors are of the view that our financial result for the year ending March 31, 2022, is expected to be adversely affected by the listing expenses in relation to the offering, the nature of which is non-recurring. See “Expenses Related to this Offering” for details. Part of the listing expenses is expected to be accounted for as a deduction from equity upon listing while part of the listing expenses has been and is expected to be recognized as expenses in our consolidated statements of income, which is expected to be recognized for the year ending March 31, 2022. Accordingly, our results of operation and financial performance for the year ending March 31, 2022, may be adversely impacted, and may or it may not be comparable to our financial performance in the past.

We may be subject to litigation, arbitration, or other legal proceeding risk.

We may be subject to arbitration claims and lawsuits in the ordinary course of our business. As of the date of this prospectus, the Company, Orange Space, and Chiu & Lee Partners are not a party to, and are not aware of any threat of, any legal proceeding that, in the opinion of our management, is likely to have a material adverse effect on our business, financial condition, or operations. Actions brought against us may result in settlements, awards, injunctions, fines, penalties, and other results adverse to us. A substantial judgment, settlement, fine, or penalty could be material to our operating results or cash flows for a particular period, depending on our results for that period, or could cause us significant reputational harm, which could harm our business prospects.

We rely on our customers and subcontractors for the provision of machinery and equipment at construction sites.

Our foundation work and site formation projects can be generally regarded as machinery-intensive work. As such, our ability to handle existing projects or compete for new projects highly depends on the number of machinery and equipment available for deployment at construction sites. As of the date of this prospectus, the machinery and equipment are limited, and we mainly rely on our customers and our subcontractors to procure the machinery. As such, we may be unable to procure and/or handle further projects should we fail to identify suitable machinery and equipment.

Nevertheless, there can be no assurance that we would be able to rent a sufficient number of machinery at reasonable costs and in a timely manner, nor we can guarantee that they would function properly at all material times and they would not become obsolete as a result of technological developments in the construction industry. We can also not guarantee that our customers and subcontractors can arrange immediate repair and/or replacement for impaired machinery and equipment for our projects in a timely and cost-effective manner.

As a result, we may not be able to expand our capacity successfully in order to cope with the increasing demands expected from future projects. If we fail to do so, our ability to handle existing projects or compete for new projects may be significantly impaired.

We rely on a stable workforce to carry out our construction projects. If we or our subcontractors experience any shortage of labor, industrial actions, strikes, or material increase in labor costs, our operations and financial results would be adversely affected.

We rely on a stable workforce, either directly employed by us or our subcontractors, to carry out our construction projects. In particular, a large number of construction workers and machinery operators with various skills and expertise are required for each construction project.

In view of the current situation in the labor market, there is no assurance that the supply of labor and average labor costs will be stable. All labor-intensive projects are more susceptible to labor shortage, and our subcontracting costs include the labor costs of our subcontractors. If there is a significant increase in the costs of labor and we have to retain our labor (or our subcontractors retain their labor) by increasing their wages, our staff cost and/or subcontracting cost will increase and thus lower our profitability. On the other hand, if we or our subcontractors fail to retain our existing labor and/or recruit sufficient labor in a timely manner to cope with our existing or future projects, we may not be able to complete our projects on schedule and may be subject to liquidated damages and/or incur a loss.

We may be unable to successfully implement our future business plans and objectives.

Our future business plans may be hindered by factors beyond our control, such as competition within the industry we operate; our ability to cope with high exposure to financial risk, operational risk, market risk, and credit risk as our business and customer base expands; and our ability to provide, maintain, and improve the level of human and other resources in servicing our customers. As such, we cannot assure that our future business plans will materialize, that our objectives will be accomplished fully or partially, or that our business strategies will generate the intended benefits to us as initially contemplated. If we fail to implement our business development strategies successfully, our business performance could be materially and adversely affected.

We may in the future pursue acquisitions and joint ventures as part of our growth strategy. Any future acquisition or joint venture may result in exposure to potential liabilities of the acquired companies and significant transaction costs, and it may also may present new risks associated with entering additional markets or offering new products or services and integrating the acquired companies or newly established joint ventures. Moreover, we may not have sufficient management, financial, and other resources to integrate companies we acquire or to successfully operate joint ventures, and we may be unable to profitably operate our expanded company structure. Additionally, any new business that we may acquire or joint ventures we may form, once integrated with our existing operations, may not produce expected or intended results.

A sustained outbreak of the COVID-19 pandemic could have a material adverse impact on our business, operating results, and financial condition.

Since late December 2019, the outbreak of COVID-19 spread rapidly throughout China and later to the rest of the world. On January 30, 2020, the International Health Regulations Emergency Committee of the World Health Organization declared the outbreak a PHEIC, and later, on March 11, 2020, a global pandemic. The COVID-19 outbreak has led governments across the globe to impose a series of measures intended to contain its spread, including border closures, travel bans, quarantine measures, social distancing, and restrictions on business operations and large gatherings. From 2020 to the middle of 2021, a COVID-19 vaccination program had been greatly promoted around the globe; however, several types of COVID-19 variants emerged in different parts of the world.

Supply chain disruptions have become a major challenge for the global economy since the start of the COVID-19 pandemic. For instance, China’s extended COVID-19 lockdown of Shanghai, a major port and business center, has led to logistical disruptions that have almost cause the transport of goods to be ground to a halt. These shortages and supply-chain disruptions are significant and widespread. Lockdowns in several countries across the world, labor shortages, robust demand for tradable goods, disruptions to logistics networks, and capacity constraints have resulted in increases in freight costs and delivery times. Companies that are reliant on the movement of goods and materials, such as our Company, which relies on construction materials, may suffer from plant closures and supply shortages across the extended supply network.

In addition, multiple infected cases within a construction site may result in shortage of labor and, in more serious cases, may cause a temporary halt in the site’s construction operation for a few days. Hence, our productivity and progress may also be negatively affected.

Any future impact on our results of operations will depend on, to a large extent, future developments and new information that may emerge regarding the duration and severity of the COVID-19 pandemic and the actions taken by government authorities and other entities to contain the spread or treat its impact, almost all of which are beyond our control. Given the general slowdown in economic conditions globally and volatility in the capital markets, as well as the general negative impact of the COVID-19 outbreak on the construction industry, we cannot assure you that we will be able to maintain the growth rate we have experienced or projected. We will continue to closely monitor the situation throughout 2022 and beyond.

A severe or prolonged downturn in the global economy, whether caused by economic or political instability, could materially and adversely affect our business and results of operations.

The recent global market and economic crisis stemming from COVID-19 resulted in recessions occurring in most major economies. The International Monetary Fund forecasts global gross domestic product to weaken from 5.9% in 2021 to 4.4% in 2022. Continued concerns about the systemic impact of potential long-term and widespread recession, energy costs, geopolitical issues, sovereign debt issues, COVID-19 and new variants thereof, and the availability and cost of credit have contributed to increased market volatility and diminished expectations for economic growth around the world. The difficult economic outlook has negatively affected businesses and consumer confidence and contributed to significant volatility.

There is continuing uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including Hong Kong’s. There have also been concerns over unrest in several geographic areas, which may result in significant market volatility. Any prolonged slowdown in the global and/or Hong Kong economy may have a negative impact on our business, results of operations, and financial condition, and continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs.

Our business is conducted solely in Hong Kong and is therefore heavily dependent on the economy of Hong Kong. Economic conditions in Hong Kong are highly sensitive to global cycle and money flows. If there is any significant decline in the Hong Kong economy and we are unable to generate business in other geographic locations, our profitability and business prospects will be materially affected. Also, major market disruptions and adverse changes in market conditions and uncertainty in the regulatory climate worldwide may adversely affect our business and industry or impair our ability to borrow or make any future financial arrangements.

The recent outbreak of war in Ukraine has already affected global economic markets, and the uncertain resolution of this conflict could result in protracted and/or severe damage to the global economy. Russia’s recent military interventions in Ukraine have led to, and may lead to, additional sanctions being levied by the United States, European Union, and other countries against Russia. Russia’s military incursion and the resulting sanctions could adversely affect global energy and financial markets and thus could affect our client’s business and our business, even though we do not have any direct exposure to Russia or the adjoining geographic regions. The extent and duration of the military action, sanctions, and resulting market disruptions are impossible to predict, but they could be substantial. Any such disruptions caused by Russian military action or resulting sanctions may magnify the impact of other risks described in this section. We cannot predict the progress or outcome of the situation in Ukraine, as the conflict and governmental reactions are rapidly developing and beyond their control. Prolonged unrest, intensified military activities, or more extensive sanctions impacting the region could have a material adverse effect on the global economy, and such effect could in turn have a material adverse effect on the business outlook of our business.

Risks Related to Our Ordinary Shares

There has been no public market for our Ordinary Shares prior to this offering; if an active trading market does not develop, you may not be able to resell our Ordinary Shares at any reasonable price.

The offering under this prospectus is an IPO of our Ordinary Shares. Prior to the closing of the offering, there was no public market for our Ordinary Shares. While we plan to list our Ordinary Shares on the Nasdaq Capital Market, our listing application may not be approved. If our application to the Nasdaq Capital Market is not approved or we otherwise determine that we will not be able to secure the listing of the Ordinary Shares on the Nasdaq Capital Market, we will not complete the offering. In addition, an active trading market may not develop following the closing or, if developed, may not be sustained. The lack of an active market may impair your ability to sell your Ordinary Shares at the time you wish to sell them or at a price that you consider reasonable. An inactive market may also impair our ability to raise capital by selling Ordinary Shares and may impair our ability to acquire other companies by using our Ordinary Shares as consideration.

The trading price of our Ordinary Shares may be volatile, which could result in substantial losses to you.

The trading prices of our Ordinary Shares are likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen due to broad market and industry factors, such as performance and fluctuation in the market prices or underperformance or deteriorating financial results of other listed companies based in Hong Kong and China. The securities of some of these companies have experienced significant volatility since their IPOs, including, in some cases, substantial price declines in the trading prices of their securities. The trading performances of other Hong Kong and Chinese companies’ securities after their offerings may affect the attitudes of investors toward Hong Kong-based, U.S.-listed companies, which consequently may affect the trading performance of our Ordinary Shares, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure, or matters of other Hong Kong and Chinese companies may also negatively affect the attitudes of investors toward Hong Kong and Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. Furthermore, securities markets may from time to time experience significant price and volume fluctuations that are unrelated to our operating performance, which may have a material and adverse effect on the trading price of our Ordinary Shares.

In addition to the above factors, the price and trading volume of our Ordinary Shares may be highly volatile due to multiple factors, including the following:

•        regulatory developments affecting us or our industry;

•        variations in our revenues, profit, and cash flow;

•        changes in the economic performance or market valuations of other financial services firms;

•        actual or anticipated fluctuations in our quarterly results of operations and changes or revisions of our expected results;

•        changes in financial estimates by securities research analysts;

•        detrimental negative publicity about us, our services, our officers, directors, Controlling Shareholder, our business partners, or our industry;

•        announcements by us or our competitors of new service offerings, acquisitions, strategic relationships, joint ventures, capital raisings, or capital commitments;

•        additions to or departures of our senior management;

•        litigation or regulatory proceedings involving us, our officers, directors, or Controlling Shareholder;

•        release or expiry of lock-up or other transfer restrictions on our outstanding Ordinary Shares; and

•        sales or perceived potential sales of additional Ordinary Shares.

Any of these factors may result in large and sudden changes in the volume and price at which our Ordinary Shares will trade. In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition.

Our Ordinary Shares are expected to initially trade under $5.00 per share and thus would be known as a “penny stock.” Trading in penny stocks has certain restrictions, and these restrictions could negatively affect the price and liquidity of our Ordinary Shares.

Our share is expected to initially trade below $5.00 per share. As a result, our share would be known as a “penny stock,” which is subject to various regulations involving disclosures to be given to you prior to the purchase of any penny stock. The SEC has adopted regulations that generally define a “penny stock” to be any equity security that has a market price of less than $5.00 per share, subject to certain exceptions. Depending on market fluctuations, our Ordinary Shares could be considered to be “penny stock.” A penny stock is subject to rules that impose additional sales practice requirements on broker/dealers who sell these securities to persons other than established Members and accredited investors. For transactions covered by these rules, the broker/dealer must make a special suitability determination for the purchase of these securities. In addition, a broker/dealer must receive the purchaser’s written consent to the transaction prior to the purchase and must also provide certain written disclosures to the purchaser. Consequently, the “penny stock” rules may restrict the ability of broker/dealers to sell our Shares, and they may negatively affect the ability of holders of our Shares to resell them. These disclosures require you to acknowledge that you understand the risks associated with buying penny stocks and that you can absorb the loss of your entire investment. Penny stocks generally do not have a very high trading volume. Consequently, the price of the stock is often volatile, and you may not be able to buy or sell the stock at any time.

If we fail to meet applicable listing requirements, Nasdaq may delist our Ordinary Shares from trading, in which case the liquidity and market price of our Ordinary Shares could decline.

Assuming our shares are listed on Nasdaq, we cannot assure you that we will be able to meet the continued listing standards of Nasdaq in the future. If we fail to comply with the applicable listing standards and Nasdaq delists our Ordinary Shares, we and our shareholders could face significant material adverse consequences, including:

•        a limited availability of market quotations for our Ordinary Shares;

•        reduced liquidity for our Ordinary Shares;

•        a determination that our Ordinary Shares are “penny stock,” which would require brokers trading in our Ordinary Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Ordinary Shares;

•        a limited amount of news about us and analyst coverage of us; and

•        a decreased ability for us to issue additional equity securities or obtain additional equity or debt financing in the future.

The U.S. National Securities Markets Improvement Act of 1996 prevents or pre-empts the states from regulating the sale of certain securities, which are referred to as “covered securities.” Because we expect that our shares will be listed on Nasdaq, such securities will be covered securities. Although the states are pre-empted from regulating the sale of our securities, this statute does allow the states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then the states can regulate or bar the sale of covered securities in a particular case. Further, if we were no longer listed on Nasdaq, our securities would not be covered securities and we would be subject to regulations in each state in which we offer our securities.

Our pre-IPO shareholders will be able to sell their shares after completion of this offering subject to restrictions under Rule 144.

Our pre-IPO shareholders may be able to sell their Ordinary Shares pursuant to Rule 144 under the Securities Act after completion of this offering. Because these shareholders have paid a lower price per Ordinary Share than participants in this offering, when they are able to sell their pre-IPO shares under Rule 144, they may be more willing to accept a lower sales price than the IPO price. This fact could impact the trading price of the stock following completion of the offering, to the detriment of participants in this offering. Under Rule 144, before our pre-IPO shareholders can sell their shares, in addition to meeting other requirements, they must meet the required holding period. We do not expect any of the Ordinary Shares to be sold pursuant to Rule 144 during the pendency of this offering.

Resales of our Ordinary Shares in the public market during this offering by the Selling Shareholders or investors in this offering may cause the market price of our Ordinary Shares to decline.

Sales of resale shares, as well as the issuance of Ordinary Shares in this offering, could result in resales of our Ordinary Shares by our current shareholders concerned about the potential dilution of their holdings. In turn, these resales could have the effect of depressing the market price for our Ordinary Shares.

If you purchase our Ordinary Shares in this offering, you will incur immediate and substantial dilution in the book value of your shares.

If you purchase shares in this offering, you will pay substantially more than our net tangible book value per share. As a result, you will experience immediate and substantial dilution of $           per share, representing the difference between our pro forma as adjusted net tangible book value per share of $           as of March 31, 2021, after giving effect to the net proceeds to us from this offering, assuming no change to the number of shares offered by us as set forth on the cover page of this prospectus, and an assumed public offering price of $           per share. See “Dilution” for a more complete description of how the value of your investment in our shares will be diluted upon the completion of this offering.

If a limited number of participants in this offering purchase a significant percentage of the offering, the effective public float may be smaller than anticipated and the price of our Ordinary Shares may be more volatile than it otherwise would be.

As a company conducting a relatively modest public offering, we are subject to the risk that a small number of investors may hold a high percentage of Ordinary Shares sold in this offering, even if the initial sales by the underwriters are designed to comply with the Nasdaq listing requirements. If this were to happen, investors could find our shares to be more volatile than they might otherwise anticipate. Companies that experience such volatility in their stock price may be more likely to be the subject of securities litigation. In addition, if a large portion of our public float were to be held by a few investors, smaller investors may find it more difficult to sell their shares and we may cease to meet the Nasdaq public stockholder requirements.

Our directors, officers, and principal shareholders have significant voting power and may take actions that may not be in the best interests of our other shareholders.

As of the date of this prospectus, our directors, officers, and principal shareholders hold in aggregate         % or more of our shares. After this offering, our directors, officers, and principal shareholders will hold in aggregate         or more of our shares. We will be a “controlled company” as defined under the Nasdaq Stock Market Rules because, immediately after the completion of this offering, our Controlling Shareholder will own          of our total issued and outstanding Ordinary Shares, representing         % of the total voting power, assuming that the underwriters do not exercise their over-allotment option.

The interests of these shareholders may not be the same as or may even conflict with your interests. For example, these shareholders could attempt to delay or prevent a change in control of us, even if such change in control would benefit our other shareholders, which could deprive our shareholders of an opportunity to receive a premium for their Ordinary Shares as part of a sale of us or our assets and might affect the prevailing market price of our Ordinary Shares due to investors’ perceptions that conflicts of interest may exist or arise. As a result, this concentration of ownership may not be in the best interests of our other shareholders.

Our board of directors may decline to register the transfer of Ordinary Shares in certain circumstances.

Under certain circumstances, our board of directors may, in its sole discretion, decline to register any transfer of any Ordinary Share that is not fully paid to a person of whom it does not approve or any Share issued under any share option scheme upon which a restriction on transfer imposed thereby still subsists, and it may also refuse to register a transfer of any Share (whether fully paid up or not) to more than four (4) joint holders or a transfer of any Shares (not being a fully paid up Share) on which we have a lien. Our directors may also decline to register any transfer of any Ordinary Share unless (i) a fee of such maximum as Nasdaq may from time to time determine to be payable (or such lesser sum as our board of directors may from time to time require) has been paid to our Company; (ii) the instrument of transfer is lodged at the registered office or, as the case may be, the transfer office accompanied by the certificate of the Shares to which it relates, and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer (and, if the instrument of transfer is executed by some other person on his behalf, the authority of that person so to do); (iii) the instrument of transfer is in respect of only one class of Share; (iv) the Shares concerned are free of any lien in favour of the Company; and (v) if applicable, the instrument of transfer is properly stamped.

If our directors refuse to register a transfer, they shall, within three months after the date on which the instrument of transfer was lodged, send to each of the transferor was lodged and the transferee notice of such refusal. The registration of transfers may, on 14 days’ notice being given by advertisement in such one or more newspapers or by electronic means, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year.

Because the amount, timing, and whether or not we distribute dividends at all is entirely at the discretion of our board of directors, you must rely on price appreciation of our Ordinary Shares for return on your investment.

Our board of directors has complete discretion as to whether to distribute dividends. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. In either case, all dividends are subject to certain restrictions under Cayman Islands law, namely that the Company may only pay dividends out of profits or share premium and provided that under no circumstances may a dividend be paid if this would result in the Company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to declare and pay dividends, the timing, amount, and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow; our capital requirements and surplus; the amount of distributions, if any, received by us from our subsidiaries; and our financial condition, contractual restrictions, and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our Ordinary Shares will likely depend entirely upon any future price appreciation of our Ordinary Shares. We cannot assure you that our Ordinary Shares will appreciate in value after this offering or even maintain the price at which you purchased the Ordinary Shares. You may not realize a return on your investment in our Ordinary Shares, and you may even lose your entire investment in our Ordinary Shares.

Our management has broad discretion to determine how to use the funds raised in the offering and may use them in ways that may not enhance our results of operations or the price of our Ordinary Shares.

We anticipate that we will use the net proceeds from this offering for our construction business and other corporate purposes. Our management will have significant discretion as to the use of the net proceeds to us from this offering and could spend the proceeds in ways that do not improve our results of operations or enhance the market price of our Ordinary Shares.

Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud.

Upon the closing of this offering, we will become subject to the periodic reporting requirements of the Exchange Act. We will design our disclosure controls and procedures to provide reasonable assurance that information we must disclose in reports we file or submit under the Exchange Act is accumulated and communicated to management, and recorded, processed, summarized, and reported within the time periods specified in the rules and forms of the SEC. We believe that any disclosure controls and procedures, no matter how well-conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple errors or mistakes. Additionally, controls can be circumvented by the individual acts of a person, by collusion of two or more people or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in our control system, misstatements due to error or fraud may occur and not be detected.

Securities analysts may not publish favorable research or reports about our business or may publish no information at all, which could cause our Ordinary Share price or trading volume to decline.

If a trading market for our shares develops, the trading market will be influenced to some extent by the research and reports that industry or financial analysts publish about us and our business. We do not control these analysts. As a new public company, we may be slow to attract research coverage and the analysts who publish information about our Ordinary Shares will have had relatively little experience with us or our industry, which could affect their ability to accurately forecast our results and could make it more likely that we fail to meet their estimates. In the event we obtain securities or industry analyst coverage, if any of the analysts who cover us provide inaccurate or unfavorable research or issue an adverse opinion regarding our share price, our share price could decline. If one or more of these analysts cease coverage of us or fail to publish reports covering us regularly, we could lose visibility in the market, which in turn could cause our share price or trading volume to decline and result in the loss of all or a part of your investment in us.

Certain judgments obtained against us by our shareholders may not be enforceable.

We are a company incorporated under the laws of the Cayman Islands. We conduct our operations outside the United States and substantially all of our assets are located outside the United States. In addition, substantially all of our directors and executive officers and the experts named in this prospectus reside outside the United States, and most of their assets are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against them in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands, Hong Kong, or other relevant jurisdictions may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

Appleby, our counsel as to the laws of the Cayman Islands, has advised us that there is uncertainty as to whether the courts of the Cayman Islands would (i) recognize or enforce judgments of U.S. courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States, or (ii) entertain original actions brought in the Cayman Islands against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Appleby has informed us that any final and conclusive judgment for a definite sum (not being a sum payable in respect of taxes or other charges of a like nature nor a fine or other penalty) and/or certain non-monetary judgments rendered in any action or proceedings brought against our Company in a foreign court (other than certain judgments of a superior court of certain states of the Commonwealth of Australia) will be recognised as a valid judgment by the courts of the Cayman Islands without re-examination of the merits of the case. On general principles, we would expect such proceedings to be successful provided that the court which gave the judgment was competent to hear the action in accordance with private international law principles as applied in the Cayman Islands and the judgment is not contrary to public policy in the Cayman Islands, has not been obtained by fraud or in proceedings contrary to natural justice.

CFN Lawyers, our counsel as to the laws of Hong Kong, has advised us that there is uncertainty as to whether the courts of Hong Kong would (i) recognize or enforce judgments of U.S. courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States, or (ii) entertain original actions brought in Hong Kong against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States. A judgment of a court in the United States predicated upon U.S. federal or state securities laws may be enforced in Hong Kong at common law by bringing an action in a Hong Kong court on that judgment for the amount due thereunder and then seeking summary judgment on the strength of the foreign judgment, provided that the foreign judgment, among other things, is (1) for a debt or a definite sum of money (not being taxes or similar charges to a foreign government taxing authority or a fine or other penalty), and (2) final and conclusive on the merits of the claim, but not otherwise. Such a judgment may not, in any event, be so enforced in Hong Kong if (a) it was obtained by fraud, (b) the proceedings in which the judgment was obtained were opposed to natural justice, (c) its enforcement or recognition would be contrary to the public policy of Hong Kong, (d) the court of the United States was not jurisdictionally competent, or (e) the judgment was in conflict with a prior Hong Kong judgment. Hong Kong has no arrangement for the reciprocal enforcement of judgments with the United States. As a result, there is uncertainty as to the enforceability in Hong Kong, in original actions or in actions for enforcement, of judgments of U.S. courts of civil liabilities predicated solely upon the federal securities laws of the United States or the securities laws of any state or territory within the United States. See “Enforcement of Civil Liabilities.”

You may have more difficulty protecting your interests than you would as a shareholder of a U.S. corporation.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by the provisions of our Memorandum and Articles of Association, and by the provisions of the Companies Act and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders, and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands.

The rights of shareholders and the fiduciary responsibilities of our directors and officers under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in some jurisdictions in the United States, and some states (such as Delaware) have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands-exempted companies have no general rights under Cayman Islands law to obtain copies of the register of members or corporate records of the company. They will, however, have such rights as may be set out in the company’s articles of association. A Cayman Islands exempted company may maintain its principal register of members and any branch registers in any country or territory, whether within or outside the Cayman Islands, as the company may determine from time to time. There is no requirement for an exempted company to make any returns of members to the Registrar of Companies in the Cayman Islands. The names and addresses of the members are, accordingly, not a matter of public record and are not available for public inspection. However, an exempted company shall make available at its registered office, in electronic form or any other medium, such register of members, including any branch register of member, as may be required of it upon service of an order or notice by the Tax Information Authority pursuant to the Tax Information Authority Act (2013 Revision) of the Cayman Islands. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. To the extent we choose to follow home country practices with respect to corporate governance matters, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors, or our Controlling Shareholder than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Act and the laws applicable to companies incorporated in the United States and their shareholders, see “Description of Share Capital — Differences in Corporate Law.”

Cayman Islands economic substance requirements may have an effect on our business and operations.

Pursuant to the International Tax Cooperation (Economic Substance) Act, 2018 of the Cayman Islands (‘‘ES Act’’) that came into force on 1 January 2019, a ‘‘relevant entity’’ is required to satisfy the economic substance test set out in the ES Act. A ‘‘relevant entity’’ includes an exempted company incorporated in the Cayman Islands as is the Company; however, it does not include an entity that is tax resident outside the Cayman Islands. Accordingly, for so long as the Company is a tax resident outside the Cayman Islands, including in Hong Kong, it is not required to satisfy the economic substance test set out in the ES Act.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and, as such, we are exempt from certain provisions applicable to U.S. domestic public companies.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

•        the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

•        the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect to a security registered under the Exchange Act;

•        the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•        the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis as press releases, distributed pursuant to the rules and regulations of Nasdaq Capital Market. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

As a foreign private issuer, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with Nasdaq corporate governance listing standards.

As a foreign private issuer, we are permitted to take advantage of certain provisions in the Nasdaq rules that allow us to follow our home country law for certain governance matters. Certain corporate governance practices in our home country, the Cayman Islands, may differ significantly from corporate governance listing standards. Currently, we plan to rely on some home country practices with respect to our corporate governance after we complete this offering. However, if we choose to follow home country practices in the future, our shareholders may be afforded less protection than they would otherwise enjoy under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

We are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter. We would lose our foreign private issuer status if, for example, more than 50% of our Ordinary Shares are directly or indirectly held by residents of the United States and we fail to meet additional requirements necessary to maintain our foreign private issuer status. If we lose our foreign private issuer status on this date, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors, and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the Nasdaq rules. As a U.S.-listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting, and other expenses that we will not incur as a foreign private issuer in order to maintain a listing on a U.S. securities exchange.

There can be no assurance that we will not be a PFIC for U.S. federal income tax purposes for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. holders of our Ordinary Shares.

A non-U.S. corporation will be a PFIC for any taxable year if either (i) at least 75% of its gross income for such year consists of certain types of “passive” income, or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income (the “asset test”). Based on our current and expected income and assets (taking into account the expected cash proceeds and our anticipated market capitalization following this offering), we do not presently expect to be a PFIC for the current taxable year or the foreseeable future. However, no assurance can be given in this regard because the determination of whether we are or will become a PFIC is a fact-intensive inquiry made on an annual basis that depends, in part, upon the composition of our income and assets. In addition, there can be no assurance that the Internal Revenue Service (“IRS”) will agree with our conclusion or that the IRS would not successfully challenge our position. Fluctuations in the market price of our Ordinary Shares may cause us to become a PFIC for the current or subsequent taxable years because the value of our assets for the purpose of the asset test may be determined by reference to the market price of our Ordinary Shares. The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in this offering. If we were to be or become a PFIC for any taxable year during which a U.S. holder holds our Ordinary Shares, certain adverse U.S. federal income tax consequences could apply to such U.S. holder. See “Material Tax Income Consideration — Material U.S. Federal Income Tax Considerations for U.S. Holders — PFIC Consequences.”

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

We are an emerging growth company, as defined in the JOBS Act, and we may take advantage of certain exemptions from requirements applicable to other public companies that are not emerging growth companies, including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of Sarbanes-Oxley for so long as we remain an emerging growth company. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important.

The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. We do not plan to opt out of such exemptions afforded to an emerging growth company. As a result of this election, our financial statements may not be comparable to companies that comply with public company effective data.

We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”

Upon consummation of this offering, we will incur significant legal, accounting, and other expenses as a public company that we did not incur as a private company. The Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”), as well as rules subsequently implemented by the SEC, impose various requirements on the corporate governance practices of public companies. We are an “emerging growth company,” as defined in the JOBS Act and will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of this offering, (b) in which we have total annual gross revenue of at least $1.07 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our Ordinary Shares that is held by non-affiliates exceeds $700 million as of the prior June 30; and (2) the date on which we have issued more than $1 billion in non-convertible debt during the prior three-year period. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay the adoption of new or revised accounting standards until such time as those standards apply to private companies.

Compliance with these rules and regulations increases our legal and financial compliance costs and makes some corporate activities more time consuming and costly. After we are no longer an “emerging growth company,” or until five years following the completion of our IPO, whichever is earlier, we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of Sarbanes-Oxley and the other rules and regulations of the SEC. For example, as a public company, we will be required to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We will incur additional costs in obtaining director and officer liability insurance. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

As a “controlled company” under the rules of the Nasdaq Capital Market, we may choose to exempt our Company from certain corporate governance requirements that could have an adverse effect on our public shareholders.

Our directors and officers beneficially own a majority of the voting power of our issued and outstanding Ordinary Shares. Under Rule 4350(c) of the Nasdaq Capital Market, a company of which more than 50% of the voting power is held by an individual, group, or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including the requirement that a majority of our directors be independent, as defined in the Nasdaq Capital Market Rules, and the requirement that our compensation and nominating and corporate governance committees consist entirely of independent directors. Although we do not intend to rely on the “controlled company” exemption under the Nasdaq listing rules, we could elect to rely on this exemption in the future. If we elect to rely on the “controlled company” exemption, a majority of the members of our board of directors might not be independent directors and our nominating and corporate governance and compensation committees might not consist entirely of independent directors. Accordingly, during any time while we remain a controlled company relying on the exemption and during any transition period following a time when we are no longer a controlled company, you would not have the same protections afforded to shareholders of companies that are subject to all of the Nasdaq Capital Market corporate governance requirements. Our status as a controlled company could cause our Ordinary Shares to be less attractive to certain investors or otherwise harm our trading price.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve substantial risks and uncertainties. In some cases, you can identify forward-looking statements by the words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “goal,” “objective,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue,” and “ongoing,” or the negative of these terms, or other comparable terminology intended to identify statements about the future. These statements involve known and unknown risks, uncertainties, and other important factors that may cause our actual results, levels of activity, performance, or achievements to be materially different from the information expressed or implied by these forward-looking statements. The forward-looking statements and opinions contained in this prospectus are based upon information available to us as of the date of this prospectus and, while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. Forward-looking statements include statements about:

•        timing of the development of future business;

•        capabilities of our business operations;

•        expected future economic performance;

•        competition in our market;

•        continued market acceptance of our services and products;

•        changes in the laws that affect our operations;

•        inflation and fluctuations in foreign currency exchange rates;

•        our ability to obtain and maintain all necessary government certifications, approvals, and/or licenses to conduct our business;

•        continued development of a public trading market for our securities;

•        the cost of complying with current and future governmental regulations and the impact of any changes in the regulations on our operations;

•        managing our growth effectively;

•        projections of revenue, earnings, capital structure, and other financial items;

•        fluctuations in operating results;

•        dependence on our senior management and key employees; and

•        other factors set forth under “Risk Factors.”

You should refer to the section titled “Risk Factors” for a discussion of important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. As a result of these factors, we cannot assure you that the forward-looking statements in this prospectus will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law.

You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus forms a part, completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

INDUSTRY AND MARKET DATA

This prospectus includes statistical and other industry and market data that we obtained from industry publications and research, surveys, and studies conducted by third parties, as well estimates by our management based on such data. None of these third parties are affiliated with us, and the information contained in this prospectus has not been reviewed or endorsed by any of them. The market data and estimates used in this prospectus involve a number of assumptions and limitations, and you are cautioned not to give undue weight to such data and estimates. Industry publications, research, surveys, studies, and forecasts generally state that the information they contain has been obtained from sources believed to be reliable but that the accuracy and completeness of such information is not guaranteed. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and uncertainties as the other forward-looking statements in this prospectus.

While we believe that the information from these industry publications, surveys, and studies is reliable, the industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of important factors, including those described in the section titled “Risk Factors.” These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

Market size of the construction industry in Hong Kong

Between 2013 and 2020, the construction industry in Hong Kong maintained growth with a compounded annual growth rate of 4.24%. Despite the impact of COVID-19 outbreak on the construction industry since early 2019, the gross value of construction works performed remained at a steady level for the years of 2019 and 2020.

Source: Construction & Miscellaneous Service Statistics Section — Census and Statistics Department of Hong Kong

Based on the breakdown of the gross value of construction works performed by main contractors in the private and public sector below, contrary to the gross value of construction works in the public sector which has recorded a slight decrease since the COVID-19 outbreak in 2019, the gross value of construction works in the private sector has recovered steadily since the COVID-19 outbreak.

____________

Notes:

(1)      Includes projects commissioned by private developers. Projects under the Private Sector Participation Scheme are also included.

(2)      Includes projects commissioned by the Government of the Hong Kong Special Administrative Region, MTR Corporation Limited and Airport Authority. Projects under the Home Ownership Scheme, which are commissioned by the Housing Authority, are also included.

(p)      Means provisional figure

Source: Construction & Miscellaneous Service Statistics Section — Census and Statistics Department of Hong Kong

Overview of the Building Construction and Foundation Industry in Hong Kong

Growth Drivers

Sustained supply of residential units

The Hong Kong Long Term Housing Strategy was announced in 2014 to be the first long-term strategic document in housing since 1998, with three strategic directions set out to, among other things, stabilize the residential property market through steady land supply and timely demand-side management measures, and to promote good sales and tenancy practices for private residential properties. According to the Long Term Housing Strategy Annual Progress Report 2021, the projected housing demand based on established mechanism for the ten-year period from 2022 – 23 to 2031 – 32 is 422,800 units, and the Hong Kong government has set a target of supplying 301,000 public housing units and 129,000 private housing units.

Urban Renewal Program

According to the Hong Kong’s Urban Renewal Authority, there will be 326,000 private housing units aged 70 or above by 2046, and there is an urgent need to step up the rejuvenation of dilapidated urban areas, especially for those located at densely built urban core, such as Sham Shui Po and Kowloon City. As stated in the Annual Report 2019 – 20 of Urban Renewal Authority, there were more than 10,000 buildings in Hong Kong aged 50 years or above, and the number is forecast to reach 28,000 by 2046. To address the aging problem, the Hong Kong government has increased the three-year target of 10,000 transitional housing units within the next three years to 15,000 units, in order to relieve the pressure of families living in unpleasant living conditions. Moreover, with a growing emphasis on the preservation of these aged buildings by the means of proper repair and maintenance work under the Integrated Building Rehabilitation Assistance Scheme and Operating Building Bright 2.0, there is a rising demand for building demolition and development, building additions, and alterations work.

Expanding commercial area and business district

The private sector construction industry is substantially contributed by the commercial building construction segment. According to the Rating and Valuation Department of the Hong Kong government, the completion of private offices is expected to increase to 275.3 thousand m2 in 2022, while the completion of private commercial space is forecasted to increase to 173.3 thousand m2 in 2022. The growth is mainly owing to the “Energizing Kowloon East” program, which the Hong Kong government targets to develop a new central business district around the Kowloon East area, in order to provide a vast amount of office spaces and community facilities to support the long-term economic development of Hong Kong. The existing supply of commercial gross floor area in Kowloon East has reached about 2.9 million m2 by October 2020, with the potential to provide an additional 4.1 million m2 in the future.

Upstream and Downstream Analysis

The following diagram depicts the relationship between upstream and downstream entities in the building construction and foundation industry:

Customers (Land Owners, Property Developers or Government Departments)
Main Contractors
Suppliers (Materials and Equipment)
Subcontractors

Customers

Landowners, property developers, and governmental departments are typically the customers to the main contractors in the building construction and foundation industry, and construction work is often initiated by these parties. For private sectors, for instance, landowners and property developers obtain land sites through auctions, usually for residential, commercial, and industrial projects, and then commission such construction work to main contractors. Depending on the nature of the construction activity, such work may include site formation, foundation work, piling, demolition, erection of architectural superstructure, and structural alteration.

Main contractors

After obtaining projects from customers, the main contactors will start to perform construction work depending on the nature of the project.

Subcontractors

Given the scope of the project or the skillset required, the main contractors may consider outsourcing part of the construction work to some subcontractors depending on their specialist knowledge and experience in the field. Accordingly, multilayer subcontracting is a common practice in Hong Kong’s construction industry.

Suppliers

Suppliers are usually manufacturers, machinery trading service providers, and/or rental service providers. Such suppliers supply the necessary construction materials, such as concrete, steel, and trade and lease machinery, to the main contractors and the subcontractors for the construction projects and, on certain occasions, may also deal directly with the landowners or property developers of the construction projects.

Overview of foundation and site formation industry in Hong Kong

Both foundation work and site formation work belong to the early stage of a construction project, and they are closely related, as foundation work is usually carried out after the prior site formation work has been finished. Site formation work, including the levelling of land, slope stabilization, construction of retaining walls, and access roads, generally involves the preparation of a construction site for subsequent foundation and superstructure work, while foundation work, including piling, pile cap construction excavation, and lateral support work, connects an architectural structure to the ground and transfers loads from the structure to the ground.

Overview of the general building work industry in Hong Kong

General building work refers to the construction work performed by main contractors and subcontractors at construction sites on “buildings,” which term includes residential, commercial, industrial, and storage service buildings and other types of buildings in machinery is a part of general building work. In general, superstructure building work refers to the building work in relation to the parts of the structure above the ground level, which generally include structural concrete construction for superstructure on typical floors, roofing work, installation of window walls and installation of building services work.

Entry barriers

Industry experience

Knowledge of civil engineering, geology, and technical expertise are several of the barriers to enter the foundation industry, given that such industry knowledge can only be accumulated through years of formal education, and vocational, and on-site practical training. Potential players that lack industry experience would encounter difficulties when entering the industry.

Sufficient capital and adequate capital management

Sufficient capital for project initiations and adequate capital management throughout the construction process to finance project operations are two essential factors for new entrants to take into consideration. Before project initiations, contractors have to ensure an abundant amount of cash for procurement of raw materials, leasing specialized machinery, recruitment of skilled labor, and other payment for its suppliers and subcontractors. During the construction process, sufficient capital is also required to guarantee the payment of wages, surety bond, and machinery rental for operation work, as contractors often need to pay for their suppliers and subcontractors before getting paid by their customers.

USE OF PROCEEDS

Based upon an IPO price of $        per Ordinary Share, we estimate that we will receive net proceeds from this offering, after deducting the estimated underwriting discounts and the estimated offering expenses payable by us, of approximately $        if the underwriters do not exercise their over-allotment option, and $        if the underwriters exercise their over-allotment option in full,         , after deducting the underwriting discounts and commissions, non-accountable expense allowance, and estimated offering expenses payable by us.

Each $1.00 increase (decrease) in the assumed IPO price of $        per Ordinary Share (the midpoint of the price range set forth on the cover page of this prospectus) would increase (decrease) the net proceeds to us from this offering by $        , assuming that the number of Ordinary Shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the underwriting discounts and commissions, non-accountable expense allowance and estimated offering expenses payable by us. An increase (decrease) of 1 million in the number of Ordinary Shares we are offering would increase (decrease) the net proceeds to us from this offering by $        , assuming the assumed IPO price remains the same, and after deducting the underwriting discounts and commissions, non-accountable expense allowance, and estimated offering expenses payable by us.

The primary purpose of this offering is to create a public market for our Ordinary Shares for the benefit of all shareholders. We plan to use the net proceeds of this offering as follows:

•        Approximately 40% for purchasing machinery and robotics equipment;

•        Approximately 20% for employing additional staff; and

•        The balance to fund working capital and for other general corporate purposes.

The foregoing represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of this offering. Our management, however, will have significant flexibility and discretion to apply the net proceeds of this offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described in this registration statement. We reserve the right to change the use of proceeds that we presently anticipate and describe in this prospectus.

To the extent that the net proceeds we receive from this offering are not immediately used for the above purposes, we intend to invest our net proceeds in short-term, interest-bearing bank deposits or debt instruments.

DIVIDEND POLICY

We currently intend to retain all available funds and future earnings, if any, for the operation and expansion of our business, and we do not anticipate declaring or paying any dividends in the foreseeable future. Any future determination related to our dividend policy will be made at the discretion of our board of directors after considering our financial condition, results of operations, capital requirements, contractual requirements, business prospects, other factors the board of directors deems relevant, and subject to the restrictions contained in any future financing instruments.

During the years ended March 31, 2021 and 2020, CKHL did not declare or pay any dividends and there were no transfer of assets among CKHL and its subsidiaries.

The declaration, amount, and payment of any future dividends will be at the sole discretion of our board of directors, subject to compliance with applicable Cayman Islands laws regarding solvency. Our board of directors will take into account general economic and business conditions; our financial condition and results of operations; our available cash and current and anticipated cash needs; capital requirements; contractual, legal, tax, and regulatory restrictions; and other implications on the payment of dividends by us to our shareholders or by our subsidiaries to us, and such other factors as our board of directors may deem relevant.

Subject to the Companies Act and our Articles of Association, our Company in general meeting may declare dividends in any currency to be paid to the members but no dividend shall be declared in excess of the amount recommended by our board of directors. Subject to a solvency test, as prescribed in the Companies Act, and the provisions, if any, of our Memorandum and Articles of Association, a company may pay dividends and distributions out of its share premium account. In addition, based upon English case law which is likely to be persuasive in the Cayman Islands, dividends may be paid out of profits. As we are a holding company, we rely on dividends paid to us by our subsidiaries for our cash requirements, including funds to pay any dividends and other cash distributions to our shareholders, service any debt we may incur, and pay our operating expenses. Our ability to pay dividends to our shareholders will depend on, among other things, the availability of dividends from our subsidiaries. According to the BVI Business Companies Act 2004 (as amended), a British Virgin Islands company may make dividends distribution to the extent that immediately after the distribution, the value of the company’s assets exceeds its liabilities and that such company is able to pay its debts as they fall due. According to the Companies Ordinance of Hong Kong, a Hong Kong company may only make a distribution out of profits available for distribution. Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect to dividends paid by us.

Cash dividends, if any, on our Ordinary Shares will be paid in U.S. dollars.

CAPITALIZATION

The following table sets forth our capitalization as of March 31, 2021, on:

•        an actual basis; and

•        a pro forma as adjusted basis to give effect to the sale of         Ordinary Shares in this offering at the assumed IPO price of $        per Ordinary Share (the midpoint of the price range set forth on the cover page of this prospectus) after deducting the underwriting discounts and commissions, non-accountable expense allowance, and estimated offering expenses payable by us, assuming the underwriters do not exercise the over-allotment option.

You should read this information together with our audited consolidated financial statements appearing elsewhere in this prospectus and the information set forth under the sections titled “Exchange Rate Information,” “Use of Proceeds,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

As of March 31, 2021
	Actual	Actual	Adjusted(1)
	HK$	US$	US$
Ordinary Shares, $0.0001 par value per share: 500,000,000 shares authorized; 11,250,000 shares issued and outstanding; shares issued and outstanding pro forma		1,125
Additional paid-in capital	—	—
Retained earnings
Total stockholders’ equity
Total capitalization

____________

(1)      Reflects the sale of Ordinary Shares in this offering at an assumed IPO of $        per Ordinary Share (the midpoint of the price range set forth on the cover page of this prospectus), after deducting the underwriting discounts and commissions, non-accountable expense allowance, and estimated offering expenses payable by us. The pro forma as adjusted information is illustrative only, and we will adjust this information based on the actual IPO price and other terms of this offering determined at pricing. Additional paid-in capital reflects the net proceeds we expect to receive after deducting the underwriting discounts and commissions (underwriting discount equal to 8.0% per Ordinary Share), and estimated offering expenses payable by us ($        ). We estimate that such net proceeds will be approximately $        . For an itemization of an estimation of the total offering expenses payable by us, see “Expenses Related to this Offering.”

DILUTION

If you invest in our Ordinary Shares in this offering, your interest will be immediately diluted to the extent of the difference between the IPO price per Ordinary Share in this offering and the net tangible book value per Ordinary Share after this offering. Dilution results from the fact that the IPO price per Ordinary Share is substantially in excess of the net tangible book value per Ordinary Share. As of March 31, 2021, we had a historical net tangible book value of $        , or $        per Ordinary Share. Our net tangible book value per Ordinary Share represents total tangible assets less intangible asset, all divided by the number of Ordinary Shares outstanding as of March 31, 2021.

After giving effect to the sale of Ordinary Shares in this offering at the assumed IPO price of $        per Ordinary Share (the midpoint of the price range set forth on the cover page of this prospectus), we will have         Ordinary Shares outstanding, and after deducting the underwriting discounts and commissions, non-accountable expense allowance, and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value at March 31, 2021, would have been $        , or $        per Ordinary Share. This represents an immediate increase in pro forma as adjusted net tangible book value of $        per Ordinary Share to existing investors and immediate dilution of $        per Ordinary Share to new investors. The following table illustrates this dilution to new investors purchasing Ordinary Shares in this offering:

	Post-Offering(1)	Full Exercise of Over-allotment Option(2)
Assumed IPO price per Ordinary Share	$	$
Net tangible book value per Ordinary Share as of March 31, 2021	$	$
Increase in pro forma as adjusted net tangible book value per Ordinary Share attributable to new investors purchasing Ordinary Shares in this offering	$	$
Pro forma as adjusted net tangible book value per Ordinary Share after this offering	$	$
Dilution per Ordinary Share to new investors in this offering	$	$

____________

(1)      Assumes gross proceeds from the offering of         Ordinary Shares, and assumes that the underwriters’ over-allotment option has not been exercised.

(2)      Assumes gross proceeds from the offering of         Ordinary Shares, and assumes that the underwriters’ over-allotment option has been exercised in full.

Each $1.00 increase (decrease) in the assumed IPO price of $        per Ordinary Share (the midpoint of the price range set forth on the cover page of this prospectus) would increase (decrease) our pro forma as adjusted net tangible book value as of March 31, 2021, after this offering by approximately $        per Ordinary Share, and would increase (decrease) dilution to new investors by $        per Ordinary Share, assuming that the number of Ordinary Shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the underwriting discounts and commissions, non-accountable expense allowance, and estimated offering expenses payable by us.

If the underwriters exercise their over-allotment option in full, the pro forma as adjusted net tangible book value per Ordinary Share after this offering would be $        , the increase in net tangible book value per Ordinary Share to existing shareholders would be $        , and the immediate dilution in net tangible book value per Ordinary Share to new investors in this offering would be $        .

To the extent that we issue additional Ordinary Shares in the future, there will be further dilution to new investors participating in this offering.

The following table summarizes, on a pro forma basis as of March 31, 2021, the differences between the existing shareholders and the new investors with respect to the number of Ordinary Shares purchased from us in this offering, the total consideration paid, and the average price per Ordinary Shares paid at the assumed IPO price of US$         per Ordinary Shares, the midpoint of the price range set forth on the cover page of this prospectus, before deducting estimated underwriting discounts and estimated offering expenses. The total number of Ordinary Shares does not include Ordinary Shares issuable upon the exercise of the over-allotment option granted to the underwriters.

	Ordinary Shares purchased		Total consideration		Average price per Ordinary Share
	Number	Percent	Amount	Percent
Existing shareholders		%	$	%	$
New investors		%	$	%	$
Total		%	$	%	$

EXCHANGE RATE INFORMATION

CKHL is a holding company with operations conducted in Hong Kong through its key Operating Subsidiary in Hong Kong, Chiu & Lee Partners, using Hong Kong dollars. Chiu & Lee Partners’ reporting currency is Hong Kong dollars. Translations of amounts from HK$ into US$ are solely for the convenience of the reader and were calculated at the noon buying rate of US$1 = HK$7.7746 on March 31, 2021, as published in H.10 statistical release of the U.S Federal Reserve Board. We make no representation that the HKD or U.S. dollar amounts referred to in this prospectus could have been or could be converted into U.S. dollars or HKD, as the case may be, at any particular rate or at all.

CORPORATE HISTORY AND STRUCTURE

Corporate History and Structure

We are a company principally engaged in construction work dating back to 1981. We have obtained the relevant registrations for our business operations via our key Operating Subsidiary, Chiu & Lee Partners, as a general building contractor from the Buildings Department of Hong Kong since 1999 and further attained the registrations as a specialist contractor in the demolition work category, foundation work category, and site formation work category from the Buildings Department of Hong Kong since 2006. As of the date of this prospectus, our Controlling Shareholder owns            of our issued share capital.

In June 1981, Chiu & Lee Partners was incorporated, as a company with limited liability under the laws of Hong Kong.

In February 2022, Orange Space Limited was incorporated under the laws of the British Virgin Islands, as an intermediate holding company.

In March 2022, CKHL was incorporated under the laws of the Cayman Islands as an exempted company with limited liability, as the holding company of our BVI and Hong Kong subsidiaries.

In April 2022, as part of the reorganization, CKHL acquired, through Orange Space, all the shares of Chiu & Lee Partners from the Controlling Shareholder and became the ultimate holding company of Orange Space and Chiu & Lee Partners. On May 4, 2022, CKHL issued 11,249,999 Ordinary Shares to the Controlling Shareholder. On May 4, 2022, the Controlling Shareholder sold 551,250 Ordinary Shares each to Mr. Ling Chi Fai and Mr. Wong Chi Wai, respectively. Mr. Ling Chi Fai and Mr. Wong Chi Wai are individuals that have no affiliation with CKHL and its subsidiaries.

Our principal office is located at Room 2620, 26/F., New Tech Plaza, 34 Tai Yau Street, San Po Kong, Kowloon, Hong Kong. Our telephone number is (+852) 2155 9690. Our registered office in the Cayman Islands is located at the office of Appleby Global Services (Cayman) Limited, 71 Fort Street, PO Box 500, George Town, Grand Cayman, Kyl-1106, Cayman Islands.

Our agent for service of process in the United States is Cogency Global Inc., located at 122 East 42nd Street, 18th Floor New York, NY 10168. Information contained on, or that can be accessed through, our website is not a part of, and shall not be incorporated by reference into, this prospectus.

The chart below illustrates our corporate structure and identifies our subsidiaries as of the date of this prospectus and upon completion of this offering (assuming the underwriters do not exercise the over-allotment option):

Name	Background	Ownership
ORANGE SPACE LIMITED	- A BVI company - Incorporated in February 2022 - Issued Share Capital of US$100 - Intermediate holding company	100% owned by CKHL
Chiu & Lee Partners Construction Co., Limited	- A Hong Kong company - Incorporated in June 1981 - Issued Share Capital of HK$2,000,000 - Provision of construction services	100% owned by Orange Space

We are offering         Ordinary Shares of CKHL, our Cayman holding company, representing             % of the Ordinary Shares following completion of the offering of CKHL, assuming the underwriters do not exercise the over-allotment option.

We will be a “controlled company” as defined under the Nasdaq Stock Market Rules because, immediately after the completion of this offering, our Controlling Shareholder will own         of our total issued and outstanding Shares, representing         % of the total voting power, assuming that the underwriters do not exercise their over-allotment option.

At each general meeting, each shareholder who is present in person or by proxy (or, in the case of a shareholder being a corporation, by its duly authorized representative) will have one vote for each Ordinary Share that such shareholder holds. There are no prohibitions to cumulative voting under the laws of the Cayman Islands, but our Memorandum and Articles of Association do not provide for cumulative voting.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus. This discussion and analysis and other parts of this prospectus contain forward-looking statements based upon current beliefs, plans, and expectations that involve risks, uncertainties, and assumptions. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of several factors, including those set forth under “Risk Factors” and elsewhere in this prospectus. You should carefully read the “Risk Factors” section of this prospectus to gain an understanding of the important factors that could cause actual results to differ materially from our forward-looking statements.

Overview

We are a holding company incorporated in the Cayman Islands with operations conducted by our Hong Kong subsidiary, Chiu & Lee Partners.

We are an established one-stop shop construction services provider in Hong Kong with over 40 years of experience in the construction industry. We principally engage in (i) foundation and site formation work, which mainly include piling work, excavation and lateral support works and pile cap construction, work; (ii) general building work and associated services, which mainly include development of superstructures, alterations, and additions work; and (iii) other construction work, which mainly includes demolition work.

Key Factors that Affect Results of Operations

Our results of operations have been and will continue to be affected by a number of factors, including those set out below:

Economic, political, and social conditions in China and Hong Kong, as well as its government policies, laws, and regulations

Our key operations are in Hong Kong. However, due to the long-arm provisions under the current PRC laws and regulations, the PRC government may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of our Ordinary Shares. Accordingly, our business, prospects, financial condition, and results of operations may be influenced to a significant degree by the political, economic, and social conditions in the PRC generally and by the continued economic growth in China as a whole. Accordingly, our results of operations and prospects are, to a significant degree, subject to economic, political, and legal developments in the PRC.

Hong Kong is a special administrative region of the PRC, and the basic policies of the PRC regarding Hong Kong are reflected in the Basic Law, namely the Hong Kong’s constitutional document, which provides Hong Kong with a high degree of autonomy and executive, legislative, and independent judicial powers, including that of final adjudication under the principle of “one country, two systems.” However, there is no assurance that there will not be any changes in the economic, political, and legal environment in Hong Kong in the future. Since our operation is based in Hong Kong, any change of such political arrangements may pose immediate threat to the stability of the economy in Hong Kong, thereby directly and adversely affecting our results of operations and financial positions.

Competition from other players in the market

We generally secure our projects after undergoing a tendering process. We submit quotation or tender price for a project that is based on our project cost estimate and a mark-up margin. The construction industry in Hong Kong is highly competitive, and it is often the case that multiple of our competitors bid for the same project that we do. We thus generally scale down our mark-up margin to be submitted to the project owner when competition for a project is perceived to be intense, and hence, the operating profit margin and our results of operation may be adversely affected.

Our ability to attract new customers and secure new projects

Our success depends in large part upon widespread adoption of our quality, safety, and timeliness by our customers. In order to attract new customers and continue to expand our customer base, we must appeal to and attract customers who identify with our project management expertise. In addition, our projects are non-recurrent in nature, and our future success depends in part on our ability to increase our project backlog over time. If we are unable to timely secure sufficient new projects when existing projects are completed, our turnover and, hence, results of operations may have a material setback and we may also suffer from higher staff turnover.

Cost control and management

Our cost of sales mainly comprises (i) subcontracting fees, (ii) direct labor costs, (iii) cost of materials and tools, and (iv) other construction costs. Although we determine our project prices based on a cost-plus method with reference to the time and costs estimated to be involved in a project, the actual time and costs involved in completing our foundation and related projects may be adversely escalated in materials and labor, adverse weather conditions, and changes in rules, regulations, and policies in Hong Kong. Therefore, the failure to control and manage the cost and time involved in a project may give rise to delays in completion of work and/or cost overruns, which in turn may materially and adversely affect our financial condition, profitability, and liquidity.

Collectability and timing of collection of our trade receivables and retention receivables

We normally receive progress payments from our customers on a regular basis with reference to the value of work done, and a portion of such payment, which is in general up to 10% of each interim payment, and up to a maximum limit of 5% to 10% of the contract sum, is usually withheld by our customers as retention money, and normally, part will be remitted to us after completion of our work and the remaining will be remitted to us upon the agreement of the final account between our customers and us according to the contract terms. Accordingly, we may be subject to considerable credit risk, and there can be no assurance that the retention money or any future retention money will be remitted by our customers to us on a timely basis and in full. Any late payment, whether arising from payment practice of our customers or delay in completion of our projects, may adversely affect our future liquidity position.

The COVID-19 pandemic could have a material adverse impact on our business, operating results, and financial condition.

The COVID-19 pandemic and the travel restrictions, quarantines, and other related public health measures and actions taken by governments and the private sector have adversely affected global economies, financial markets, and the overall environment for our business, and the extent to which it may continue to impact our results of operations and overall financial performance remains uncertain. The global macroeconomic effects of the pandemic may persist indefinitely, even after the pandemic has subsided.

Supply chain disruptions have become a major challenge for the global economy since the start of the COVID-19 pandemic. These shortages and supply-chain disruptions are significant and widespread. Lockdowns in several countries across the world, labor shortages, robust demand for tradable goods, disruptions to logistics networks, and capacity constraints have resulted in increases in freight costs and delivery times. Companies that are reliant on the movement of goods and materials, such as our Company, which relies on construction materials, may suffer from plant closures and supply shortages across the extended supply network.

In addition, multiple infected cases within a construction site may result in shortage of labor and in more serious cases may cause a temporary halt in the site’s construction operation for a few days. Hence, our productivity and progress may also be negatively affected.

Basis of Presentation

Our consolidated financial statements have been prepared in accordance with U.S. GAAP and pursuant to the regulations of SEC. They include the financial statements of our Company and our subsidiaries. All transactions and balances among these entities have been eliminated upon consolidation.

Please also refer to the crucial accounting policies, judgments and estimates adopted by our Company discussed in Note 2 to the consolidated financial statements.

Income taxes

Cayman Islands

The Company is incorporated in the Cayman Islands. The Cayman Islands currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to our Company levied by the government of the Cayman Islands save for certain stamp duties which may be applicable, from time to time, on certain instruments.

BVI

We own Orange Space, which is incorporated in the BVI and is not subject to tax on income or capital gains under current BVI law. In addition, upon payments of dividends by these entities to their shareholders, no BVI withholding tax will be imposed.

Hong Kong

We own Chiu & Lee Partners, our Operating Subsidiary, through Orange Space. Chiu & Lee Partners is incorporated in Hong Kong and is subject to Hong Kong profits tax at a rate of 8.25% for the assessable profits of first HK$2 million and 16.5% for the remaining assessable profits. Under Hong Kong tax law, Chiu & Lee Partners is exempted from income tax on its foreign-derived income, and there is no withholding tax in Hong Kong on remittance of dividends.

Recently issued accounting pronouncements

See the discussion of the recent accounting pronouncements contained in Note 2 to the consolidated financial statements, “Recent accounting pronouncements”.

Results of Operations

Year ended March 31, 2020, compared to year ended March 31, 2021

The following table sets forth a summary of the consolidated results of operations of us for the periods indicated, both in absolute amount and as a percentage of its total revenues.

	For the year ended March 31,
	2020	2021
	US$	US$	% of change
Revenues	22,031,005	32,395,056	47.0%
Cost of sales	(19,589,907)	(27,991,473)	42.9%
Gross profit	2,441,098	4,403,583	80.4%
Operating expenses:
General and administrative expenses	(608,135)	(632,224)	4.0%
Total operating expenses	(608,135)	(632,224)	4.0%
Income from operations	1,832,963	3,771,359	105.8%
Other income	6,419	178,661	2,683.3%
Profit from operations	1,839,382	3,950,020	114.7%
Interest expense	(4,285)	(55,819)	1,202.7%
Income before tax expense	1,835,097	3,894,201	112.2%
Income tax expense	(280,295)	(604,020)	115.5%
Net income	1,554,802	3,290,181	111.6%

Revenue

Our revenue increased by 47.0% to US$32,395,056 for the year ended March 31, 2021, from US$22,031,005 for the year ended March 31, 2020. The revenue increase was principally driven by the increase in number of construction projects undertaken by us during the year ended March 31, 2021. About Twenty-five projects contributed revenue during the year ended March 31, 2021, as compared to 13 projects for the year ended March 31, 2020.

During the year ended March 31, 2021, we also had a greater number of larger projects, i.e., projects that individually generated more revenue as compared to 2020.

Our management attributed the increased number of projects to (i) Chiu & Lee Partners’ recent track record of completing noticeable number of and sizeable foundation and site formation projects; (ii) our active submission of quotations; and (iii) Mr. Keung Yun Yuen’s business network. After joining Chiu & Lee Partners as managing director in November 2017, Mr. Keung Yun Yuen had formulated business plans to grow our business and built business relationship with new customers. We believe that our efforts in business development and ability to complete projects attracted new customers and some of the customers also became our recurring customers. As such, we were experiencing remarkable growth in revenue for the year ended March 31, 2021.

Cost of sales

Our cost of sales increased by 42.9% to US$27,991,473 for the year ended March 31, 2021, from US$19,589,907 for the year ended March 31, 2020. The increase of cost of sales corresponded to the increase in revenue. Our cost of sales mainly comprised subcontracting fees, cost of materials and tools, direct labor costs, and other construction costs with subcontracting fees and cost of materials and tools accounting for over 90% of the total cost of services in each of the years ended March 31, 2021 and 2022. Depending on the agreements with subcontracting, our subcontractors may either provide labor and tools or labor, tools, and construction materials. As such, the proportion of subcontracting fees and cost of materials and tools may fluctuate over projects.

Gross profit and gross profit margin

Our gross profit increased by 80.4% to US$4,403,583 for the year ended March 31, 2021, from US$2,441,098 for the year ended March 31, 2020. Our gross profit margin increased slightly to 13.6% for the year ended March 31, 2021, from 11.1% for the year ended March 31, 2020. The slight increase in gross profit margin could be attributed to two of our foundation projects that had a relatively higher gross profit margin due to (i) foundation projects normally having higher gross profit margin than other types of projects to compensate the difficulties expectedly encountered in underground works; and (ii) a design-and-build foundation project that achieved cost saving by the adoption of a foundation design with less than expected construction materials.

General and administrative expenses

For the years ended March 31, 2021 and 2020, our general and administrative expenses consisted of office and rental expenses, travelling expenses, depreciation, staff costs, and other miscellaneous expenses. The following table sets forth a breakdown of our general and administrative expenses for the years ended March 31, 2021 and 2020:

	For the year ended March 31,
	2020	2021
	US$	US$
Office and rental expenses	24,031	17,770
Travelling expenses	43,642	46,399
Depreciation	37,038	51,022
Legal and professional fee	13,691	14,564
Staff costs	441,179	452,607
Other miscellaneous expenses	48,554	49,862
	608,135	632,224

Our general and administrative expenses increased by 4.0% to US$632,224 for the years ended March 31, 2021, from US$608,135 for the year ended March 31, 2020, principally due to an increase in depreciation expenses by 37.8%.

Provision for doubtful accounts

The allowance for doubtful debts is based on management’s best estimates of expected credit loss on individual customer exposures by referring to credit periods, subsequent settlements, business relations and history, and customer reputation, etc., at the end of the periods indicated. For the years ended March 31, 2021 and 2020, our Company record provision for credit loss of US$25,840 and US$38,989, respectively.

Interest expense

Our interest expense is mainly related to our bank borrowings and increased by 1,202.7% to US$55,819 for the year ended March 31, 2021, from US$4,285 for the year ended March 31, 2020. The increase in interest expense was principally attributable to the obtaining of new banking facilities during the year ended March 31, 2021.

Other income

Other income primarily comprised of government subsidies, insurance compensation, interest subsidy, and sundry income.

The following table sets forth a breakdown of other income for the years ended March 31, 2021 and 2020:

	For the year ended March 31,
	2020	2021
	US$	US$
Government subsidies	6,410	86,250
Insurance compensation	—	64,000
Interest subsidy	—	17,706
Sundry income	9	10,705
	6,419	178,661

Our other income increased by 2,683.3% to US$178,661 for the year ended March 31, 2021, from US$6,419 for the year ended March 31, 2020, mainly attributable to insurance compensation and Hong Kong government subsidies received. These government subsidies were related to the Hong Kong government’s announced Anti-epidemic Fund, which we expected not to be recurrent. There were no unfulfilled conditions or other contingencies relating to the government subsidies.

Income tax expense

We are not subject to any income tax in the Cayman Islands and the BVI pursuant to the rules and regulations in those jurisdictions, but our subsidiary, Chiu & Lee Partners, is subject to Hong Kong profits tax. Our income tax expense increased by 115.5% to US$604,020 for the year ended March 31, 2021, from US$280,295 for the year ended March 31, 2020, primarily attributable to an increase in our taxable income. Our effective income tax rate, being tax charged for the year divided by profits before taxation, was 15.5% for the year ended March 31, 2021, and 15.3% for the year ended March 31, 2020.

Net income

Our net income increased by 111.6% to US$3,290,181 for the year ended March 31, 2021, as compared to US$1,554,802 for the year ended March 31, 2020. The substantial increase in net income was predominantly due to a substantial rise in our revenue in 2021 with details described above.

Six months ended September 30, 2020, compared to six months ended September 30, 2021

The following table sets forth a summary of the consolidated results of operations of us for the periods indicated, both in absolute amount and as a percentage of our total revenues.

	For the six months ended September 30,
	2020	2021
	US$	US$	% of change
Revenues	12,190,283	27,824,299	128.2%
Cost of sales	(10,546,404)	(24,315,258)	130.6%
Gross profit	1,643,879	3,509,041	113.5%
Operating expenses:
General and administrative expenses	(284,767)	(418,305)	46.9%
Total operating expenses	(284,767)	(418,305)	46.9%
Income from operations	1,359,112	3,090,736	127.4%
Other income	155,791	14,892	(90.4)%
Profit from operations	1,514,903	3,105,628	105.0%
Interest expense	(26,368)	(46,762)	77.3%
Income before tax expense	1,488,535	3,058,866	105.5%
Income tax expense	(208,702)	(487,782)	133.7%
Net income	1,279,833	2,571,084	100.9%

Revenue

Our revenue increased by 128.2% to US$27,824,299 for the six months ended September 30, 2021, from US$12,190,283 for the six months ended September 30, 2020. The revenue increase was principally driven by the increase in number of construction projects undertaken by us during the year ended March 31, 2021. About Twenty-two projects contributed revenue to our Company during the six months ended September 30, 2021 as compared to sixteen projects contributed revenue during the corresponding period in 2020.

During the six months ended September 30, 2021, thanks to our efforts in securing new projects, we also had a greater number of larger projects, i.e., projects that individually generated more revenue as compared to corresponding period in 2020.

Cost of sales

Our cost of sales increased by 130.6% to US$24,315,258 for the six months ended September 30, 2021, from US$10,546,404 for the six months ended September 30, 2020. The increase of cost of sales corresponded to the increase in revenue. Our cost of sales mainly comprised subcontracting fees, cost of materials and tools, direct labor costs, and other construction costs with subcontracting fees and cost of materials and tools accounting for over 90% of the total cost of services in each of the six months ended September 30, 2021 and 2020. Depending on the agreements with subcontracting, our subcontractors may either provide labor and tools or labor, tools, and construction materials. As such, the proportion of subcontracting fees and cost of materials and tools may fluctuate over projects.

Gross profit and gross profit margin

Our gross profit increased by 113.5% to US$3,509,041 for the six months ended September 30, 2021, from US$1,643,879 for the six months ended September 30, 2020. Our gross profit margin decreased slightly to 12.6% for the six months ended September 30, 2021, from 13.5% for the six months ended September 30, 2020. The slight decrease in gross profit margin could be attributed to certain new projects being superstructure construction which generally have lower profit margins than our foundation construction projects as less risks are assumed for superstructure construction.

General and administrative expenses

For the six months ended September 30, 2021 and 2020, our general and administrative expenses consisted of office and rental expenses, travelling expenses, depreciation, staff costs, and other miscellaneous expenses. The following table sets forth a breakdown of our general and administrative expenses for the six months ended September 30, 2021 and 2020:

	For the six months ended September 30,
	2020	2021
	US$	US$
Office expenses	8,547	60,011
Travelling expenses	18,806	35,927
Depreciation	21,281	32,629
Legal and professional fee	4,513	6,769
Staff costs	209,353	220,298
Other miscellaneous expenses	22,267	62,671
	284,767	418,305

Provision for doubtful accounts

The allowance for doubtful debts is based on management’s best estimates of specific losses on individual customer exposures by referring to credit periods, subsequent settlements, business relations and history, customer reputation, etc., at the end of the periods indicated. For the six months ended September 30, 2020 and 2021, our Company recorded provision for credit loss of US$16,867 and US$55,675, respectively.

Interest expense

Our interest expense is mainly related to our bank borrowings and increased by 77.3% to US$46,762 for the six months ended September 30, 2021, from US$26,368 for the six months ended September 30, 2020. The increase in interest expense was principally attributable to the obtaining of new banking facilities during both six-month financial periods in 2021 and 2020.

Other income

Other income primarily comprised of government subsidies, insurance compensation, interest subsidy, and sundry income.

The following table sets forth a breakdown of other income, net for the six months ended September 30, 2021 and 2020:

	For the six months ended September 30,
	2020	2021
	US$	US$
Government subsidies	87,559	2,160
Insurance compensation	64,000	—
Interest subsidy	4,222	2,881
Sundry income	10	9,931
	155,791	14,972

Our other income decreased by 90.4% to US$14,972 for the six months ended September 30, 2021, from US$155,791 for the six months ended September 30, 2020, mainly attributable to the one-off Hong Kong government subsidies received in 2020 being not recurrent in 2021. These government subsidies were related to the Hong Kong government’s announced Anti-epidemic Fund, which we expected not to be recurrent. There were no unfulfilled conditions or other contingencies relating to the government subsidies.

Income tax expense

We are not subject to any income tax in the Cayman Islands and the BVI pursuant to the rules and regulations in those jurisdictions, but our subsidiary, Chiu & Lee Partners, is subject to Hong Kong profits tax. Our income tax expense increased by 133.7% to US$487,782 for the six months ended September 30, 2021, from US$208,702 for the six months ended September 30, 2020, primarily attributable to an increase in our taxable income. Our effect income tax rate, being tax charged for the period divided by profits before taxation, was 15.9% for the six months ended September 30, 2021, and 14.0% for the six months ended September 30, 2020.

Net income

Our net income increased by 100.9% to US$2,571,084 for the six months ended September 30, 2021, as compared to US$1,279,833 for the six months ended September 30, 2020. The substantial increase in net income was predominantly due to a substantial rise in our revenue in 2021 with details described above.

Cash Flows

Year ended March 31, 2020, compared to year ended March 31, 2021

Our use of cash primarily related to operating activities and payment of dividends. We have historically financed our operations primarily through our cash flow generated from our operations and banking facilities.

The following table sets forth a summary of our cash flows information for the years indicated:

	Year ended March 31,
	2020	2021
	US$	US$
Cash and cash equivalents and restricted cash at the beginning of the year	507,993	683,804
Net cash provided by operating activities	661,229	1,628,876
Net cash provided by investing activities	—	—
Net cash (used in)/provided by financing activities	(485,418)	44,028
Effect of exchange	—	—
Cash and cash equivalents and restricted cash at the end of the year	683,804	2,356,708

Cash used in/provided by operating activities

Our cash inflow from operating activities was principally from receipt of progress payments from customers. Our cash outflows from operating activities were principally due to the payments for purchase of materials from suppliers, subcontracting fees, staff costs, and administrative and other operating expenses. Net cash provided by operating activities reflects our net income adjusted for non-cash items, including depreciation, credit low, changes in accounts receivable, prepayment, deposits and other receivable, due from a director, accounts payable, accruals and other current liabilities, income tax payable, deferred tax assets, contract liabilities, and lease liabilities — operating lease.

For the year ended March 31, 2020, we had net cash provided by operating activities of US$661,229, reflecting our net income of US$1,554,802, as adjusted for non-cash items, the effects of which were offset by cash used due to change in operating activities of US$893,573. Adjustments for non-cash items consisted of (i) non-cash operating lease of US$31,328; (ii) depreciation of finance lease right-of-use assets of US$9,413; (iii) credit loss of US$38,989; (iv) increase in accounts receivable of US$2,260,167; (v) increase in prepayment, deposits, and other receivables of US$63,895; (vi) decrease in due from a director of US$153,725; (vii) increase in accounts payable, accruals, and other current liabilities of US$1,921,240; (viii) decrease in income taxes payable of US$188,345; (ix) increase in deferred tax assets of US$5,499; (x) increase in contract assets of US$751,296; (xi) increase in contract liabilities of US$256,120; and (xii) decrease in lease liabilities — operating lease of US$35,186.

For the year ended March 31, 2021, we had net cash provided by operating activities of US$1,628,876, reflecting our net income of US$3,290,181, as adjusted for non-cash items, the effects of which were offset by cash used due to change in operating activities of US$1,661,305. Adjustments for non-cash items consisted of (i) non-cash operating lease expense of US$99,634; (ii) depreciation of finance lease right-of-use assets of US$17,872; (iii) credit loss of US$25,840; (iv) increase in accounts receivable of US$454,649; (v) increase in prepayment, deposits, and other receivables of US$337,654; (vi) decrease in due from a director of US$57,194; (vii) increase in accounts payable, accruals, and other current liabilities of US$146,348; (viii) increase in income taxes payable of US$262,203; (ix) increase in deferred tax assets of US$1,118; (x) increase in contract assets of US$1,401,180; (xi) increase in contract liabilities of US$21,157; and (xii) decrease in lease liabilities — operating lease of US$96,952.

Net cash provided by investing activities

For the years ended March 31, 2021 and 2020, cash provided by investing activities was nil and nil.

Net cash provided by financing activities

For the year ended March 31, 2020, net cash used in financing activities was US$485,418. Financing cash inflow effects of proceeds from new bank loans of US$459,872 were partially offset by (i) dividends paid of US$897,436; (ii) repayment of bank loans of US$37,822; and (iii) principal payment of finance lease liabilities of US$11,157; and (vi) proceeds from share issuance of US$1,125.

For the year ended March 31, 2021, net cash provided by financing activities was US$44,028. Financing cash inflow effects of proceeds from new bank loans of US$1,536,296 were partially offset by (i) dividends paid of US$769,231; (ii) repayment of bank loans of US$708,480; and (iii) principal payments of finance lease liabilities of US$14,557.

Six months ended September 30, 2020, compared to six months ended September 30, 2021

The following table sets forth a summary of our cash flows information for the financial periods indicated:

	Six months ended September 30,
	2020	2021
	US$	US$
Cash and cash equivalents and restricted cash at the beginning of the period	683,804	2,356,708
Net cash used in operating activities	(677,671)	(2,260,805)
Net cash provided by/(used in) investing activities	—	(794,159)
Net cash provided by financing activities	867,953	1,489,205
Effect of exchange	—	—
Cash and cash equivalents and restricted cash at the end of the period	874,086	790,949

Cash used in/provided by operating activities

Our cash inflow from operating activities was principally from receipt of progress payments from customers. Our cash outflows from operating activities are principally due to the payments for purchase of materials from suppliers, subcontracting fees, staff costs, and administrative and other operating expenses. Net cash provided by operating activities reflects our net income adjusted for non-cash items, including impairment loss, non-cash lease expense, depreciation, credit loss, changes in accounts receivable, prepayment, deposits and other receivable, due from a director, accounts payable, accruals, and other current liabilities, income taxes payable, contract assets, contract liabilities, and lease liabilities — operating lease.

For the six months ended September 30, 2020, we had net cash used in operating activities of US$677,671, reflecting our net income of US$1,279,833, as adjusted for non-cash items, the effects of which were offset by cash used due to change in operating activities of US$1,957,504. Adjustments for non-cash items consisted of (i) non-cash operating lease of US$42,592; (ii) depreciation of finance lease right-use-of assets of US$4,707; (iii) credit loss of US$16,867; (iv) increase in accounts receivable of US$125,995; (v) increase in prepayment, deposits, and other receivables of US$159,249; (vi) increase in due from a director of US$581,979; (vii) decrease in accounts payable, accruals, and other current liabilities of US$353,530; (viii) increase in income taxes payable of US$208,702; (ix) increase in contract assets of US$1,461,263; (x) increase in contract liabilities of US$494,761; and (xi) decrease in lease liabilities — operating lease of US$43,117.

For the six months ended September 30, 2021, we had net cash used in operating activities of US$2,260,805, reflecting our net income of US$2,571,084, as adjusted for non-cash items, the effects of which were offset by cash used due to change in operating activities of US$4,831,889. Adjustments for non-cash items consisted of (i) investment loss of US$42,040; (ii) non-cash operating lease expense of US$56,026; (iii) depreciation of finance lease right use of assets of US$17,351; (iv) credit loss of US$55,675; (v) increase in accounts receivable of US$8,387,523; (vi) increase in prepayment, deposits, and other receivables of US$224,965; (vii) increase in due from a director of US$1,159,191; (viii) increase in accounts payable, accruals, and other current liabilities of US$6,981,996; (ix) increase in income taxes payable of US$487,782; (x) increase in contract assets of US$2,901,917; (xi) increase in contract liabilities of US$256,213; and (xii) decrease in lease liabilities — operating lease of US$55,376.

Net cash used in/provided investing activities

For the six months ended September 30, 2020, cash provided by investing activities was nil.

For the six months ended September 30, 2021, cash used in investing activities was US$794,159, which related to payment for life insurance policy.

Net cash provided by financing activities

For the six months ended September 30, 2020, net cash provided by financing activities of US$867,953 consisted of proceeds from new bank loans of US$1,193,362, the effects of which were partially offset by (i) repayment of bank loans of US$319,674; and (ii) principal payment of finance lease liabilities of US$5,735.

For the six months ended September 30, 2021, net cash provided by financing activities of US$1,489,205 consisted of proceeds from new bank loans of US$1,881,008, the effects of which were partially offset by (i) repayment of bank loans of US$378,973; and (ii) principal payment of finance lease liabilities of US$12,830.

LIQUIDITY AND CAPITAL RESOURCES

The following table sets forth a breakdown of our current assets and liabilities as of the dates indicated.

	As of March 31,		As of September 30, 2021
	2020	2021
	US$	US$	US$
CURRENT ASSETS
Cash and cash equivalents	606,881	2,241,323	790,949
Restricted cash	76,923	115,385	—
Accounts receivable, net	4,233,984	4,683,606	13,043,236
Contract assets	3,253,547	4,633,914	7,508,049
Prepayment, deposits, and other receivable – current	137,327	207,801	643,023
Due from a director	72,797	15,603	1,174,794
Total current assets	8,381,459	11,897,632	23,160,051

CURRENT LIABILITIES
Bank loans – current	422,050	572,292	664,106
Finance lease liabilities – current	11,574	22,078	18,864
Operating lease liabilities – current	51,715	59,413	80,843
Accounts payable, accruals, and other current liabilities	5,505,146	5,651,494	12,633,490
Contract liabilities	347,142	368,299	624,512
Income taxes payable	54,575	316,778	804,560
Total current liabilities	6,392,202	6,990,354	15,429,286
Net current assets	1,989,257	4,907,278	8,333,676

Accounts receivable, net

Accounts receivable represented receivables from our customers arising from our contract work. We generally grant our customers a credit period typically ranging from 30 to 60 days, depending on their reputation and transaction history. Our accounts receivable increased by 10.6% to US$4,683,606 as of March 31, 2021, from US$4,233,984 as of March 31, 2020, which was largely in line with our increases in number of projects and value of work during the year ended March 31, 2021.

As of September 30, 2021, our accounts receivable increased by 178.5% to US$13,043,236 as compared to March 31, 2021, due to the commencement of new projects during the six months ended September 30, 2021 for which longer time was needed to process the progress payment. Among the accounts receivable, the largest balance was attributed to a major customer (“Customer A”) and accounts receivable due from Customer A represented 52.1% of our total accounts receivable as of September 30, 2021 (19.6% of accounts receivable were due from Customer A as of March 31, 2021). Customer A is a foundation contractor listed on the Main Board of The Stock Exchange of Hong Kong Limited and we were engaged by Customer A in four foundation and excavation and lateral support projects which are located in the same major redevelopment area in Hong Kong. As these projects were substantial in size and took place in overlapping periods, revenue recognized from Customer A increased significantly and hence its balance of accounts receivable also increased. Our management regularly reviews the settlement status of and credit risks associated with Customer A’s accounts receivable and has not noted any unusual or prolonged outstanding payment due from Customer A. Unless we continue to obtain new construction contracts from Customer A, the accounts receivable due from and revenue recognized from Customer A will both decrease as the existing projects with Customer A either are completed or approach completion.

Restricted cash

Restricted cash represents funds that are pledged as security for our banking facilities. All restricted bank deposits are denominated in HK$. Our restricted bank deposits increased by 50.0% to US$115,385 as of March 31, 2021, from US$76,923 as of March 31, 2020. The increase was primarily attributable to an increase in our banking facilities that as of March 31, 2021, the bank loan amounted to HK$4.5 million with interest bearing ranging from 2.75% per annum to 5% per annum secured by our restricted bank deposit and a personal guarantee of a director of Chiu & Lee Partners. The balance of restricted cash as of September 30, 2021, was nil.

Contract assets

Our contract assets represent revenue recognized before being unconditionally entitled to the consideration under the payment terms set out in the contract. Our contract assets increased by 42.4% to US$4,633,914 as of March 31, 2021, from US$3,253,547 as of March 31, 2020, and further by 62.0% to US$7,508,049 as of September 30, 2021. The increase in contract assets is primarily attributable to the increases in number of projects and value of work during the year ended March 31, 2021, and the six months ended September 30, 2021.

Prepayment, deposits, and other receivable — current

Our prepayment, deposits, and other receivable — current increased by 51.3% to US$207,801 as of March 31, 2021, from US$137,327 as of March 31, 2020, and increased further by 209.4% to US$643,023 as of September 30, 2021. The increase was mainly attributable to the projects’ operating needs for the rental of site offices and warehouses.

Due from a director

Due from a director is the amount due from Mr. Keung Yun Yuen. The amount due from Mr. Keung Yun Yuen is non-trade nature, unsecured, unguaranteed, interest-free, and repayable on demand. During the year ended March 31, 2021, the amount due from Mr. Keung Yun Yuen decreased from US$72,797 as of March 31, 2020, to US$15,603 as of March 31, 2021, due to the setting off by the declaration of dividend by Chiu & Lee Partners. The outstanding amount due from Mr. Keung Yun Yuen as of September 30, 2021, will be fully settled by setting off against the dividends to be declared by Chiu & Lee Partners, which expects to declare such dividends before the listing of our Ordinary Shares.

Bank loans

During the two years ended March 31, 2021 and the six months ended September 30, 2021, there were a number of bank loans in force granted by a bank in Hong Kong. Total bank loans (including current and non-current) amounted to US$422,050, US$1,249,866 and US$2,751,901 as of March 31, 2020, March 31, 2021 and September 30, 2021. We obtained these bank loans for (i) supporting our general working capital requirements; (ii) post-shipment buyer; and (iii) the repayment of tax. These bank loans had a maturity of between 12 months and 84 months and unless demanded repayment by the bank, were to be repaid by straight line monthly repayments and required one or more of securities ranging from (i) personal undertaking and personal guarantee given by Mr. Keung Yun Yuen; (ii) charge over cash deposit with the lending bank; (iii) assignment of a life insurance; (iv) Chiu & Lee Partners maintaining a required level of adjusted tangible net worth; and/or (v) a guarantee issued by HKMC Insurance Limited under the Hong Kong SME Financing Guarantee Scheme, a loan guarantee scheme launched by the Hong Kong government to help small and medium enterprises to secure bank loans, which the lending bank required.

Accounts payable, accruals, and other current liabilities

The following table sets forth a breakdown of our accounts payable, accruals, and other current liabilities as of the dates indicated:

	As of March 31,		As of September 30, 2021
	2020	2021
	US$	US$	US$
Trade payables	3,461,098	3,357,697	9,255,910
Retention payables	2,033,535	2,279,482	3,396,683
	5,494,633	5,637,179	12,622,593
Accrued expenses	10,513	14,315	10,897
Total	5,505,146	5,651,494	12,633,490

Our accounts payable comprises trade payables and retention payables. Our trade payables mainly related to services of our subcontracts and the purchase of materials and tools from our suppliers. Our subcontractors and suppliers usually granted us a credit period between 14 and 60 days. Certain suppliers, especially newly engaged suppliers, may request prepayment before delivery. Our retention payables mainly related to the retention money retained from the progress payments to our subcontractors as a similar practice that our customers withhold retention money from the progress payments to us. The retention money we withhold from our subcontractors is usually at 5% to 10% of each progress payment, subject to a cap of 5 to 10% of the subcontract sum.

Our accounts payable, accruals, and other current liabilities increased by 2.7% to US$5,651,494 as of March 31, 2021, from US$5,505,146 as of March 31, 2020, mainly due to an increase in our retention payables to subcontractors.

Our accounts payable, accruals, and other current liabilities further increased by 123.5% to US$12,633,490 as of September 30, 2021, from March 31, 2020, mainly due to the increase in number of projects undertaken by us as we purchased construction materials and engaged subcontractors, and the increase in retention payables during the six months ended September 30, 2021. The increase in trade payables was also a result of our Directors’ effort to negotiate with subcontractors and suppliers for a longer payment term to smooth our working capital requirements given the commencement of some new projects.

Contract liabilities

Contract liabilities are recognized when the customer pays consideration before we recognized the related revenue. A contract liability would also be recognized if we have an unconditional right to receive consideration before we recognize the related revenue. In such cases, a corresponding receivable would also be recognized.

Our contract liabilities increased by 6.1% to US$368,299 as of March 31, 2021, from US$347,142 as of March 31, 2020, and further increased by 69.6% to US$624,512 as of September 30, 2021. The increase in contract liabilities is mainly attributable to the increase in value of construction work completed.

Income taxes payable

As our profits increased, our income taxes payable increased by 480.4% to US$316,778 as of March 31, 2021, from US$54,575 as of March 31, 2020, and further increased by 154.0% to US$804,560 as of September 30, 2021.

Contractual Obligations

The following table summarized our contractual obligations as of March 31, 2021:

	Payment due by period
	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total
	US$	US$	US$	US$	US$
Contractual Obligations:
Operating leases	60,656	24,898	—	—	85,554
Financial leases	28,370	48,778	41,615	—	118,763
Total contractual obligations	89,026	73,676	41,615	—	204,317

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements, including arrangements that would affect its liquidity, capital resources, market risk support, credit risk support, or other benefits.

Quantitative and Qualitative Disclosure About Market Risk

Credit risk

Assets that potentially subject us to a significant concentration of credit risk primarily consist of cash, accounts receivable, and other current assets.

We believe that there is no significant credit risk associated with cash, which were held by reputable financial institutions in the jurisdictions where the Company and its subsidiaries are located. The Hong Kong Deposit Protection Board pays compensation up to a limit of HK$500,000 (approximately US$64,130) if the bank with which an individual/company holds its eligible deposit fails. As of September 30, 2021, cash balance of US$790,949 was maintained at financial institutions in Hong Kong and approximately HK$500,000 were insured by the Hong Kong Deposit Protection Board.

We have designed our credit policies with an objective to minimize exposure to credit risk. Our “Receivables” are very short term in nature and the associated risk is minimal. We conduct credit evaluations on our customers and generally do not require collateral or other security from such customers. We periodically evaluate the creditworthiness of the existing customers in determining an allowance for doubtful accounts primarily based upon the age of the receivables and factors surrounding the credit risk of specific customers.

Foreign currency risk

We are exposed to foreign currency risk primarily through service income or expenses that are denominated in a currency other than the functional currency of the operations to which they relate. The currencies giving rise to this risk are primarily US$. As HK$ is currently pegged to US$, our exposure to foreign exchange fluctuations is minimal.

BUSINESS

Overview

We are a holding company incorporated in the Cayman Islands with operations conducted by our Hong Kong Operating Subsidiary, Chiu & Lee Partners.

We are an established one-stop shop construction services provider in Hong Kong with over 40 years of experience in the construction industry. We principally engage in (i) foundation and site formation work, which mainly include piling work, excavation and lateral support work and pile cap construction, work; (ii) general building work and associated services, which mainly include development of superstructures, alterations, and additions work; and (iii) other construction work, which mainly includes demolition.

We are able to undertake construction work as either a main contractor or a subcontractor. Our construction services include both build-only and design-and-build. We undertake primarily construction projects in the private sector in Hong Kong.

We have been registered as a specialist contractor in the categories of foundation, site formation, and demolition work since 2006 and as a general building contractor since 1999 with the Buildings Department of Hong Kong.

Our Competitive Strengths

We believe the following competitive strengths differentiate us from our competitors:

Established market presence in the construction industry with over 40 years of operating history

We have more than 40 years of experience in the construction industry in Hong Kong. We have undertaken a number of foundation and site formation projects, demolition work, and general building work projects of various nature, including offices, hotels, schools, industrial buildings, and private residential buildings in Hong Kong. We had completed over 13 construction projects with an aggregate contract sum of approximately HK$454 million for the years ended March 31, 2021 and 2020. As of the date of this prospectus, we have 19 construction projects on hand (including projects in progress and projects yet to commence) with a total awarded contract sum of approximately HK$1.2 billion. We believe that our long-term presence in the construction industry in Hong Kong together with our proven track record during that time have enabled us to develop a good reputation and earned us trust from our customers in our ability to deliver quality work in a timely and satisfactory manner.

Possess a wide range of qualifications to undertake a range of construction projects

Under the current contractor registration system in Hong Kong, a contractor must register with the Buildings Department of Hong Kong as general building contractor or specialist contractor. Registered general building contractors may carry out general building works and street works which do not include any specialized works (including demolition works, foundation works, ground investigation field works, site formation works and ventilation works) designated for registered specialist contractors.

Under section 8B(2) of the Buildings Ordinance (Chapter 123 of the Laws of Hong Kong), an applicant for registration as general building contractor or as specialist contractor must satisfy the Building Authority on the following aspects:

1.      if the applicant is a corporation, the adequacy of its management structure;

2.      the appropriate experience and qualifications of the applicant’s personnel;

3.      the applicant’s ability to have access to plant and resources; and

4.      the ability of the person appointed to act for the applicant for the purposes of the Buildings Ordinance to understand building works and street works through relevant experience and a general knowledge of the basic statutory requirements.

For registration as a registered specialist contractor, an applicant must additionally satisfy the Building Authority that it has the necessary experience and, where appropriate, professional and academic qualifications, to undertake work in the specialist category.

We have been a registered specialist contractor in the categories of foundation, site formation, and demolition work since 2006 and a registered general building contractor since 1999 with the Buildings Department of Hong Kong. We believe that the aforementioned qualifications granted by the respective government departments in the construction industry allow us to provide a wide range of construction services to our customers and give us a competitive edge in bidding for projects that require the range of services that can be offered by us. Our registrations with the Buildings Department of Hong Kong allow us to engage in foundation and site formation work, which mainly include piling work, excavation and lateral support work and pile cap construction, work; (ii) general building work and associated services, which mainly include development of superstructures, alteration, and addition work; and (iii) other construction work, which mainly includes demolition work.

We also believe that the abovementioned qualifications enable us to be the main contractor for a wide spectrum of construction services, which is value added to our customers, as time can be saved for appointing various contractors of different trades to take carry out the respective works on the construction sites.

Strong and stable network of subcontractors and suppliers

We have established long and stable business relationships with our subcontractors, among which, over 10 subcontractors have already had business relationships with us for over 4 years. Having long-term and stable working relationships with our subcontractors enable us to have comprehensive assessment of their ability and quality of work and have stable subcontracting services.

We also maintain good relationships with our major construction materials suppliers, among which over 10 suppliers have already had business relationships with us for over 4 years. This helps us to ensure the quality of materials supplied to us and ensure that we would have an adequate supply of materials, particularly under tight supply situations.

Stable relationships with our customers

We have established stable business relationships with our customers and among our five largest customers, by revenue, for the years ended March 31, 2021 and 2020. We have been providing construction services to them for a period ranging on an average of 3 to 4 years, and we have received recurring tender invitations from them on different projects. We believe that our operating history, together with the stable relationships with our customers, would increase our recognition and visibility in the market and enable us to attract potential business opportunities.

Experienced and professional management team

Our management members bring with them approximately 30 years of experience in the construction industry. Mr. Keung Yun Yuen, our director and chairman of the board, has been in the construction industry for approximately 30 years and has participated in hundreds of foundation, site formation, and demolition work projects. Mr. Chan Lee Chuen, our director and chief executive officer, has also been in the construction industry for almost 30 years and has acted as project manager and construction advisor for countless construction projects. Their qualifications and leadership have facilitated us in formulating business strategies and competitive tenders that are essential to us in securing new business. Their technical know-how and industry knowledge acquired and accumulated over the years have also assisted us in carrying out efficient management of project work and in coping with uncertainties encountered during the projects’ operation. We believe that our experienced and professional management team is an invaluable asset and will continue to contribute to our business development and future prospects.

Our Strategies

We intend to pursue the following strategies to further expand our business:

Adhere to our one-stop shop strategy and prudent financial management

Due to our experience in performing different kinds of construction work (including alterations and additions work, demolition work, foundation work, site formation work, and superstructure work), we can provide a one-stop shop experience to our customers (i.e., from demolition work to superstructure work and redevelopment projects). We provide both build-only and design-and-build construction services. To facilitate our business expansion, we will continue to promote our one-stop shop strategy actively.

We will continue to identify and capture emerging opportunities and closely monitor our capital and cash positions, particularly labor costs and material costs, which have augmented tremendously in recent years. We will also continue to focus on our internal control system to ensure adequate cash flow for our ongoing capital requirements and to achieve maximum cost savings by streamlining our operation processes.

Compete for sizeable and profitable construction projects

The number and size of foundation work projects that can be executed by us concurrently at any given time is limited by our resources, including the capacity of our machinery and the availability and experience of our manpower. In other words, the bottleneck of our profitability would be caused by the insufficiency or the inability to locate machinery and skilled labor during the operation period of a project. As such, we believe that we should focus on deploying our resources toward competing for sizeable and profitable foundation work projects in Hong Kong. We will also sharpen our efforts in securing new projects; to this end, we will proactively maintain relationships with property developers, main contractors and subcontractors in Hong Kong and submit more quotes in an effort to fill our project pipeline. We consider that these measures have to be adopted concurrently, so as to minimize the idling time of machinery or avoid costs incurred for excessive manpower.

Grow through selected strategic acquisition for machinery and robotics

Most of our work requires the use of different machinery and equipment. Our capacity to carry out construction work for our customers depends largely on the availability of our machinery. We believe that possessing our own machinery is more cost effective than leasing or relying on the provision of machinery by third parties, such as our customers and subcontractors, because (i) we can ensure that the machinery is optimally serviced and exercise greater control over the deployment of our machinery, (ii) we will not be affected by fluctuation in the leasing costs of machineries, (iii) our reliance on available machinery and equipment from third parties is reduced, and (iv) the accuracy of our project cost estimation will be enhanced, thus enabling us to prepare tenders more accurately and competitively.

Integrating robotic technologies and applying automation in our construction work are crucial for us to maintain competitiveness and can enhance our technical ability and strengthen our capability to cope with the different needs and requirements of different projects. The implementation of on-site construction robots can also allow our construction workers to focus on more skilled work while robots complete more mundane tasks and pave way for a safer work site, with more risky tasks such as demolition work done by construction robots and repetitive tasks automated. We believe adding robotics to our construction work can increase our work efficiency, lower operation costs, and insurance expenses, while it may also help us counter unforeseeable labor shortages, such as during the times of a pandemic.

Enhance our participation in undertaking construction works from both the private sector and the public sector

Our capacity in undertaking construction projects depends on the amount of available working capital. There may be time lags between payments to our subcontractors and suppliers and receiving payments from our customers. We believe the proceeds from the offering will strengthen our available financial resources and working capital and allow our key Operating Subsidiary to undertake more projects.

Although we have been involved as a subcontractor for construction works in the public sector, our main focus and customer base is in the private sector. We believe it would be beneficial to diversify our customers to the public sector and will actively seek for more construction works from government departments and quasi-governmental organizations. We will seek through establishing a machinery fleet, strengthening our financial capacity and manpower to tend for more public sector projects to meet the respective work experience and qualify to be admitted as an approved contractor for site formation and as an approved specialist contractor for foundation works on the Approved Public Works Contractors List and the Approved Specialist Contractors List maintained by the Development Bureau of Hong Kong, respectively, allowing us to tender for public sector projects with larger contract sum as a main contractor.

Further enhance our project management capability

As we further expand our business and capture more sizeable projects, we will need additional project managers and engineers, quantity surveyors, safety officers, and site foremen with appropriate knowledge, qualifications, and experience to oversee and execute the daily operations of our projects as well as meet the relevant requirements set by government authorities. We consider that our reputation has been built on years of satisfactory construction management services we provided to our customers and in order to continually deliver quality work, we intend to expand our manpower by recruiting project management and support staff to cope with our business development.

OUR BUSINESS OPERATIONS

We principally provide (i) foundation and site formation work, which mainly include piling work, excavation and lateral support work and pile cap construction, work; (ii) general building work and associated services, which mainly include development of superstructures, alteration, and addition work; and (iii) other construction work, which mainly includes demolition work.

(i)     Foundation and site formation work:

The foundation work that we generally provide includes (i) piling work, (ii) excavation and lateral support work, (iii) construction of footings and pile caps, and (iv) site formation work. Piling work normally refers to the installation of socketed H-piles, mini-piles, and bored piles as the foundation for buildings or other superstructures to be built above. The general purpose of excavation and lateral support work is to establish a supported area for deep excavation so as to facilitate subsequent construction of footing foundation or pile caps for further infrastructure development. Our foundation work services include both build-only and design-and-build, where the latter refers to the structural design to include construction drawings and engineering calculations, as well as seeking of regulatory approval for the construction of the foundation designed and subsequently carrying out the construction work.

Generally, site formation work mainly includes removal of buildings or unwanted structures, shrubs and trees, and surface soil and debris; excavation on sloping land to design formation level; reduction of natural slope or filling land areas; natural slope stabilization work; and construction of access roads and drainage systems at construction sites. Site formation work is aiming to prepare a construction site for subsequent foundation work, substructure construction, and/or superstructure construction.

(ii)    General building work (development of superstructures):

Our general building work is generally the construction of low to high-rise residential, industrial, and school buildings for development and redevelopment projects. The scope of our superstructure construction work includes, but is not limited to, structural steel framework erection, structural concrete work, internal and external finishing work, roofing work, installation of window walls and curtain walls, and electrical and mechanical installation.

(iii)   Demolition work:

Demolition means dismantling, razing, destroying, or wrecking any building or structure or any part thereof by pre-planned and controlled methods. In general, the scope of demolition work includes demolition of existing structures and removal of waste in order to get the construction site ready for the next construction step.

OUR OPERATION FLOW

Set out below is the flow chart summarizing the usual workflow of a construction project:

Invitation for tendering or quotation, preparation, and submission

As a usual practice, we are invited by our customers to submit a tender or provide a quotation for tendering for a potential project. Our tendering team generally consists of a director, a project manager, and a quantity surveyor. They assist our directors on the preliminary review and assessment of a potential project. We would consider (i) the specifications, environment conditions (for example, the underground and geological condition for a foundation project), and difficulties of the potential project; (ii) the duration of the potential project; (iii) the site location and the conditions and adjacent risk of building structures nearby; (iv) the resources’ availability; and (v) our previous experience with the customer. Once our directors consider the expected profitability of a potential project to be acceptable based on the review and assessment, we will prepare and submit a tender or provide a quotation to our customer accordingly.

Our directors and the tendering team would then prepare tender documents, including (i) method statements and a construction program with an estimated time frame for each stage, (ii) bills of quantities, (iii) work drawings (if required), (iv) terms of the contract, and (v) a site safety supervision plan in accordance with the specifications agreed with our customer.

Project acceptance

Upon receipt of our tender, our customer may by way of interview or enquiries clarify with us the particulars of our submitted tender. Once our customer decides to engage us, generally, we will be informed of our acceptance by a letter of award or letter of intent. We may then enter into a formal engagement agreement with the customer. For projects in which we act as subcontractor and that our customer is still in the process to be engaged as the main contractor, a legally binding pre-bid agreement, instead of a formal engagement, will be entered into upon pending the acceptance of our customer as the main contractor for the project. As soon as we are engaged by our customer, we would secure our engagement with our subcontractors and arrange with our suppliers for the supply of materials for the project.

Project execution

Once our engagement is confirmed, we commence the implementation of the project by: (i) forming a project team, (ii) planning and arranging the required machinery to be delivered to the construction site, (iii) procuring and arranging with suppliers for the required materials for the project, and (iv) negotiating and finalizing on the subcontracting arrangement if necessary.

Forming a project team

Depending on the scale and complexity of the project, our project team generally comprises the following key personnel: project manager, site agent, engineer, quantity surveyor, safety officer, foreman, machinery operator, and general laborers. Our directors will also closely monitor the progress of the project on a continuous basis and will ensure statutory requirements are complied with. Our project team will oversee the project on site and report to our directors on the project status and identify any problems that need to be resolved from time to time. Set out below are some general duties performed by the major roles of the project team:

Project Manager

Our project manager is mainly responsible for communicating with other members of the project team on the project status, reviewing the progress report and site daily record prepared by our engineer, and liaising with subcontractors for the work conducted by subcontractors. The project manager is also the principal communication channel with the customer of the construction project on site and deals with all technical issues with instructions from our customer. On an ongoing basis, our project manager will directly report to our directors for the project status and issues, and the project manager will attend the progress meeting to report the project progress to our customer.

Site Agent

Our site agent is responsible for inspecting fieldwork, including monitoring the work progress and communicating with our foreman about each project’s daily operations. For smaller projects, for which a project manager is not required, our site agent would also hold the responsibilities of the project manager.

Engineer

Our engineer is responsible for preparing the site daily record to properly record (i) the number of workers, and (ii) a description of work performed by our workers or subcontractors. For our construction of excavation and lateral support system or other necessary temporary structures, depending on the subcontracting requirement, we may need to provide our construction designs with supporting calculations; the design work is prepared by our engineers and submitted to our customer for approval. Our engineer should pass the site daily record to the project manager for review and keep the site daily record in the site office for a spot check by our directors.

Quantity surveyor

Our quantity surveyor is responsible for inspecting the work progress on site, checking with our project manager for understanding the updated progress status, and preparing progress payment applications. For progress monitoring purposes, our quantity surveyor is required to update our project manager on the latest certified progress from our customer. The quantity surveyor’s duties also include measuring the materials delivered on site and the work done by our subcontractors, as well as assess suppliers’ and subcontractors’ payment requests.

Safety officer

Our safety officer is responsible for setting up safety plans for workers before carrying out their work at the construction site, inspecting machinery and equipment to ensure they are safe to be used, conducting regular safe walks to maintain a safe working environment and site tidiness, handling safety incidents, and keeping safety records.

Foreman

Our foreman is responsible for coordinating, providing guidance to, and supervising our workers and subcontractors on site. Our foreman is also required to act as a safety supervisor.

Planning and arranging machinery

Most of our work involves the usage of machinery. Our directors will determine the types of machinery to be used, the time for the use of machinery, and the logistics of delivery of machinery.

Purchasing of construction materials

In line with our tender awarded and the construction master program, our quantity surveyor will place orders with our list of approved suppliers and purchase the required materials. In some projects, certain construction materials might be purchased by our customer on our behalf for their projects. Our construction materials are purchased from and sent to the site directly by our suppliers and, as the materials are acquired on a project-by-project basis in accordance with the project specifications, we rely on the accurate estimation of the amount of construction materials needed, which our quantity surveyor normally allows for a small buffer in each batch of order to counter for wastage. As such, we do not retain any construction materials as inventory.

Negotiating on and/or finalizing the subcontracting arrangement to third parties

Depending on our capability, amount of resources, possession of the required machinery, cost effectiveness, and the complexity of the project, we divide the project into different trades, such as some kind of piling construction, reinforcement fixing, concreting and design work, and we subcontract these trades to subcontractors and we remain responsible for the overall project management.

Monitoring, quality inspection, and testing

Our project manager regularly provides progress reports to our directors. Such reports include, but are not limited to, project performance, machinery and facilities on site, delays and causes, and safety and environmental matters. In addition, we would normally hold progress meetings with our customer throughout the project duration. The key members of the project team will keep monitoring the progress of their respective work, and they are all supervised by the project manager. We adopt a stringent quality standard pursuant to which our project team is required to complete the construction work on time, avoid poor workmanship, and minimize defects. Our project team peruses the project specifications carefully and maintains constant dialogue with the main contractor (in projects where we are the subcontractor) and/or representative of the ultimate customer (in projects where we are the main contractor) so as to understand the acceptance standard before the completed work is to be inspected. The work progress of the site would be inspected by our quantity surveyor before we prepare the payment application to our customer. For materials or work that requires sampling and testing, we will engage a third party to perform testing on samples. Generally, samples selected for testing are delivered to an approved laboratory to perform mechanical tests, such as compression and tensile strength tests. Our project manager will review the test results and submit the same to our customers, when required.

Customer inspection and acceptance

In the course of execution of our construction projects, our customer would inspect our work done from time to time. Depending on the types of structures, samples may be taken out to a laboratory or loaded on site, and our customer’s acceptance will therefore be subject to confirmation of the samples’ strength or material consistency complying with the respective specifications. Upon its satisfaction, our customer would issue an approval form specifying the activity completed by stages. Once we have completed the entire project to the satisfaction of our customer, we will agree with our customer the final account, which will take into account the measurement of all our work done, retention payables, and value of variation orders. When the project is complete, a final account will also be agreed for the final payment and the retention payable, if any.

Progress payment

Based on the activity carried out in the preceding month, we will submit to our customer a payment application, which generally includes the estimated amount for our work done along with any variation, the list of materials delivered to the site, and the costs of the material delivered. The amount may be netted off with any costs of certain construction materials procured on our behalf by the main contractor (if we are its subcontractor). Once our customer is satisfied with our payment application, a payment certificate will be issued to us and the payment will be made to us accordingly. Our customers will usually retain up to 10% of each interim payment and up to a maximum limit of 5% of the contract sum as retention money for the project.

Defects liability period and release of retention money

For our projects, subject to the requirements of different projects, a defects liability period of up to 18 months from the date of completion of the project may be provided by us. During the defects liability period, we are responsible for remedial work that may arise from the defective work or materials used. Generally, the retention money will be withheld by our customer, 50% of which will be released to us on completion of the project and the remaining 50% upon the agreement of the final account between our customer and us, which usually takes approximately one year.

OUR PROJECTS

As at the date of this prospectus, we have 19 projects on hand (including projects in progress and projects that are awarded to us but have not yet commenced). For the year ended March 31, 2021 and 2020, we completed 13 projects.

Below is a summary of the ongoing projects as at the date of this prospectus:

No.	Project	Nature of Works	Estimated/ Time of Completion	Termination Provisions
1.	Hillier Street	Foundation works	November 2022	None
2.	Ko Chiu Road	Site formation works	May 2022	None
3.	Hoi Yu Street	Site maintenance works	September 2022	None
4.	Yin Chong Street	Superstructure works	October 2022	None
5.	37 Barker Road	Demolition works	October 2022	None
6.	The City University of Hong Kong	Demolition works	August 2022	None
7.	The City University of Hong Kong	Alterations and additions works	February 2023	None
8.	Connaught Road Central	Foundation works	November 2022	None
9.	Kai Tak NKIL 6552	Excavation works	May 2022	None
10.	7-7B Cameron Road	Foundation works	September 2022	None
11.	Anderson Road (KH)	Site formation works	November 2022	None
12.	Anderson Road (Vibro)	Site formation works	November 2022	None
13.	Kai Tak NKIL 6577	Excavation works	May 2022	None
14.	Cheung Kong Centre	Foundation works	October 2022	None
15.	Gage Street Stage 2	Foundation works	April 2023	None
16.	42-44 Yiu Wah Street	Foundation works	April 2023	None
17.	24A and 24B Granville Road	Demolition and foundation works	April 2023	None
18.	No. 71 How Ming Street	Foundation works	February 2024	None
19.	No. 121 King Lam Street	Superstructure works	October 2023	None

PRICING STRATEGY

Our pricing is determined on a cost-plus basis with emphasis on factors that include: (i) the difficulties and methodology of the project with references made to available site geological or investigation report and buildings erected in the vicinity, (ii) the estimated number and types of workers required, (iii) the estimated number and types of machinery required, (iv) the completion time requested by customer, (v) the estimated direct costs to be incurred, (vi) the prospect of obtaining future contracts from the customer, and (vii) the prevailing market conditions. Our directors consider that it is of utmost importance to estimate project cost accurately, as most of our construction projects in the private sector are a lump-sum contract or fixed unit price, which is based on estimated costs plus a mark-up margin, such that unexpected adverse fluctuation in price, budget, or time overrun may result in diminished project return or even a loss. Despite the contracts we enter into with our customers normally being lump-sum contracts, the total contract sum is normally based on the sum of individual rates and quantities listed in a set of schedules typically known as the bills of quantities. When there are changes in the quantities or scope of work, the bills of quantities are generally referred to for agreeing the price of the variations.

CUSTOMERS

Our customers are primarily property developers or main contractors of property development and civil engineering projects in Hong Kong.

Our five largest customers accounted for approximately 85.8% and 82.4% of our revenue, respectively, for the years ended March 31, 2021 and 2020.

We do not enter into long-term agreements with our customers, and our customers engage us on a project-by-project basis, which we believe is in line with market practice.

Below are some of the generalized terms included in most of our contracts:

Contract period	:	We are required to follow the pre-determined work schedule. Such schedule may be extended from time to time pursuant to the terms of the contract.
Type and scope of work	:	In accordance with our customer’s requirements, we specify tasks, quantities, and rates in a format similar to a bill of quantities.
Contract sum	:

The final contract sum will be calculated with reference to a schedule of rates and breakdowns by specification of the type of work to be done, as well as the volume and quantities of construction materials and labor to be used.

Payment terms	:	Our customers pay us by stages, typically on a monthly basis (or as otherwise agreed), based on the measurement, valuation of work, and the agreed rates executed during the month.
Variation orders/contingencies	:

From time to time, we may be instructed to perform additional work or a varied scope of work. Unless otherwise agreed, such variations may be valued with reference to specified rates or by separate quotation.

Liquidated damage	:	The amount of liquidated damage payable by us per day if we fail to complete the agreed scope of work within the contract period as provided in the contract.
Retention monies	:	A portion of progress payment is usually withheld by the customer at a rate of 0% to 10%, but it is subject to a cap of 5% of the contract sum.
Defects liability period	:

In line with industry practice, our customers often specific a defects liability period of up to 18 months after practical or substantial completion of our projects. If any defect is found in our work, we are responsible for making good during the defects liability period.

SALES AND MARKETING

Our business opportunities arose mainly from invitation for quotation by customers, which are considered by our directors to be attributable to our well-established presence in the construction industry in Hong Kong and our good customer relationships. We currently do not maintain a sales and marketing team. We contact our customers to maintain a good relationship with them, to obtain market and industry information, and to seek business opportunities. We also rely on word of mouth by providing quality service in all of our projects to attract referrals or for retaining our customers in future projects.

SUPPLIERS

Our suppliers primarily supply the following materials to us: (i) construction materials, such as concrete, steel reinforcement bars, and structural steel and (ii) diesel fuel. We generally order construction materials and diesel fuel on a project-by-project basis, and we do not enter into any long-term contracts with our suppliers. The terms of our supply contracts include the type of materials, price, quantity, and payment terms. We select suppliers mainly based on: (i) quality of materials, (ii) timeliness of delivery, (iii) previous experience and length of partnership with the supplier, (iv) competitiveness of the price offered, and (v) reputation of the supplier. Unless otherwise stated in our agreement with the customer, we usually provide construction materials for our projects. As we are provided with the standard requirements of the materials and we are liable for the quality of our projects, except in the case that we are provided with materials by our customer, as subcontractor, we are able to choose our own suppliers for our projects.

SUBCONTRACTORS

Depending on our capability, availability of resources, possession of the required machinery, cost effectiveness, and the complexity of the project, we divide the project into different trades, such as some kind of piling construction, reinforcement fixing, concreting and design work, and subcontract these trades to subcontractors, and we remain responsible for the overall project management.

Our subcontracted work includes piling, concreting, reinforcement fixing, drilling, and structural steel work. Our subcontractors include local sole proprietors, as well as companies that generally have the available skills, machinery, and/or manpower to perform the activities. We are responsible to our customers for the work performed in a project, including those carried out by our subcontractors. Our customers generally consent to our use of subcontractor for a project and do not limit which subcontractor we use. According to the subcontract agreements we enter into with our subcontractors, we have legal rights to hold our subcontractors liable for any loss and damages suffered by us.

As our customers engage us on a project-by-project basis, we have not entered into any long-term or standard contract with our subcontractors. The key terms of the subcontracting engagements include pricing, scope of work, time of performance, arrangement of labor, purchase of materials, and safety requirements.

We are liable to our customers for the performance and the quality of work done by our subcontractors. Therefore, our subcontractors are not allowed to subcontract parts of our projects without our permission. In the event that our subcontractors subcontract parts of our projects without our permission, we have the absolute discretion to terminate the contract immediately and our subcontractor shall be liable for our consequential additional costs incurred. We require our subcontractors to follow our in-house rules in relation to work quality, occupational safety, and environmental protection. In general, our project team will carry out supervision on our subcontractors on a continuing basis to check if they comply with our in-house rules.

MACHINERY AND MATERIALS

We rely on the use of machinery to enable us to carry out our construction work, especially in our foundation, site formation, and demolition projects. Accordingly, we utilize a broad range of machinery and robotics to perform different types of projects. We currently lease our machinery and construction robots from a third parties or rely mainly on our customer or subcontractor to provide for our construction work. Our directors believe that investment in machinery is crucial for us to have greater control and allow us to cater to projects of larger scale and increase our tender success rate in the future. The machinery and equipment we utilize in our projects include:

Air compressors are mainly used to force air into a chamber and compress the air to provide high-pressure air to power pneumatic tools, such as jackhammers.

Excavators are mainly used for performing excavation work, and consist of a boom, arm, bucket, and cab on an upper structure that can rotate. The upper structure sits atop an undercarriage with tracks or wheels.

Drilling machines are mainly used to originate through or behind straight cylindrical holes in solid rigid bodies and/or enlarge existing holes.
Piling rigs are mainly used to drive piles into soil to provide foundation support.
Crawler cranes are mainly used for lifting and moving heavy materials.
Loaders are mainly used for moving construction materials.

Others, which include mobile generators, rollers, and other commonly used construction machinery.

Major construction materials used by us include concrete, steel reinforcement bar, steel H-pile, mild steel casing, and diesel fuel. In order to ensure the conformity of the quality of the materials with the contractual requirements, we may purchase materials from our suppliers. Proposed materials will be approved by the customer via our project management team prior to order.

For projects of which we are the main contractor, unless specified under the agreement that we may have entered into with the subcontractor, we are responsible for the procurement of major construction materials for the projects, such as concrete and reinforcement steel. Our subcontractors are responsible for procuring the remaining construction materials required for the construction project, which costs are inclusive of the fees paid to the subcontractors. Occasionally, our customers may provide the construction materials on our behalf for their projects.

We enter into the agreements for the supply of materials from our list of approved suppliers after we have been awarded a construction contract and place the orders for the materials in advance of the commencement of construction work to fix the purchase price of the construction materials to minimize cost fluctuation and ensure stable supply. As we place orders with our list of approval suppliers on a project-by-project basis, we do not keep materials in inventory.

SEASONALITY

We believe that the construction industry in Hong Kong does not exhibit any significant seasonality.

QUALITY CONTROL

To maintain consistent quality of services for our customers, we have established a quality management system that is certified to be in compliance with the requirements of ISO 9001:2015. We take an active approach to monitor the progress of each project. Our directors and our project management team maintain frequent dialogue with our customers, suppliers, and subcontractors in order to make sure that each project is carried out according to the agreed plan.

MAJOR QUALIFICATIONS, LICENSES, AND CERTIFICATIONS

Registration and qualifications

As of the date of this prospectus, we hold various licenses and qualifications in respect to our operation.

Issuing authority	Type of registration	Category	Holder	Expiry date
Buildings Department of Hong Kong	Registered specialist contractor	Foundation work	Chiu & Lee Partners	October 24, 2024
		Site formation work	Chiu & Lee Partners	January 9, 2025
		Demolition work	Chiu & Lee Partners	February 7, 2025
	Registered general building contractor	General building work	Chiu & Lee Partners	November 6, 2024

Certifications

As of the date of this prospectus, we obtained the following certifications in recognition of our quality control system:

Certification	Description	Awarding organization or authority	Holder	Expiry date
ISO 9001:2015	Certification of quality management system(1)	Accredited Certification International Limited	Chiu & Lee Partners	May 19, 2024
ISO 14001:2015	Certification of environmental management system(1)	Accredited Certification International Limited	Chiu & Lee Partners	February 2, 2025
ISO 45001:2018	Certification of occupational health and safety management system(1)	Accredited Certification International Limited	Chiu & Lee Partners	December 23, 2023

____________

Notes:

(1)      The certification concerns our services to keep, restore and improve the facilities of buildings and surroundings, the design and construction of land piling, site formation and construction of building works and demolition and buildings and structures

COMPETITION

The foundation industry in Hong Kong is considered relatively fragmented. Our directors consider that there are market entry barriers to the foundation industry in Hong Kong that hinder new subcontractors from entry, including: (i) industry experience, (ii) specialized machinery, and (iii) sufficiency of working capital. Our main competitors in the foundation industry are mainly companies that are engaged in the foundation business in Hong Kong. We believe that we compete with other foundation subcontractors on our competitive strengths and we believe that our competitive strengths have contributed to our success. As such, even though competition within the foundation industry in Hong Kong will continue to intensify in the future, we are confident that we are able to withstand the intense competition with our competitive strengths.

INTELLECTUAL PROPERTY

To date, we do not own any patents, copyrights, trademarks or domains.

INSURANCE AND SURETY

All projects undertaken by us and the relevant employees are respectively protected by contractors’ all-risk and employees’ compensation insurance. Such insurances are taken out by us as main contractor. When acting as a subcontractor, we generally will not take out separate insurance policies but will rely on the insurance policies taken out and maintained by the relevant main contractor. The reliance of us on the main contractors’ insurance policies is explicitly provided for in the relevant subcontracting agreements.

We have insurance coverage for the liabilities under employee compensation and personal injury claims, which meets the statutory minimum insurance coverage of HK$200 million per incident. We consider such insurance coverage as to be generally sufficient for its liabilities under employees’ compensation claims and personal injury actions. We have also maintained office protection insurance, which covers loss of and damage to office contents in our office, and third-party liability insurance regarding the use of our motor vehicles.

We believe that our insurance coverage is in line with our industry norm. We review our insurance policies from time to time for adequacy in the breadth of coverage.

In addition, when we undertake construction work as a main contractor in the private sector, depending on the tender terms and our negotiation with the customers, we are sometimes required to provide a surety bond of up to 10% of the contract sum issued by a bank or an insurance company in favor of the customer to secure our due performance of the contract. The surety bonds will generally be released after the defects liability period.

FACILITIES

We do not own any real property.

Our principal executive office is located at Room 2620, 26/F., New Tech Plaza, 34 Tai Yau Street, San Po Kong, Kowloon, Hong Kong. The office has a size of approximately 1,385 square feet, which we use as office space.

We believe that our facilities are adequate to meet our needs for the immediate future and that, should it be needed, suitable additional space will be available on commercially reasonable terms to accommodate any expansion of our operations.

EMPLOYEES

As of March 31, 2021, our Operating Subsidiary employed a total number of 18 full-time employees in Hong Kong. Our Operating Subsidiary had 15 full-time employees as of March 31, 2020. All of our employees were stationed in Hong Kong. The following table sets out a breakdown of our employees by function:

	As at March 31, 2020	As at March 31, 2021
Director	1	1
Project manager	2	2
Quantity surveyor	2	2
Safety officer	1	1
Finance and administration	2	2
Project team	2	8
Machinery operators	5	2
	15	18

We believe that our Operating Subsidiary maintains a good working relationship with its employees, and it has not experienced any significant problems with our employees or any disruption to our operations due to labor disputes, nor have we experienced any material difficulties in the recruitment and retention of experienced core staff or skilled personnel during the years ended March 31, 2021 and 2020. There has not been any trade union set up for our employees.

We also emphasize the continuing education and quality training of our staff to enhance its work performance. Our employees also receive in-house training on a regular basis to enhance their technical knowledge on industry quality standards, safety standards, site management, and operation of tools. We consider our training program to be only used as a platform to upgrade the skills of our employees regularly, but also used to encourage greater cohesion. These measures increase overall efficiency and loyalty, and they also serve as a means of retaining quality employees. We review the performance of our employees from time to time in order to determine salary adjustments and promotion appraisals.

OCCUPATIONAL HEALTH AND WORK SAFETY

We have adopted an occupational health and safety system as required by relevant occupational health and safety laws, rules, and regulations and managed by our safety department for the benefit of our employees and our subcontractors’ employees. We are committed to providing a safe and healthy working environment. It is also our concern not to put the general public in danger. Our occupational health and safety system has been implemented in compliance with the requirements of ISO 45001:2018 international standards.

Our safety officer is responsible for setting up safety plans for workers before carrying out their work on construction sites, inspecting machinery and equipment to ensure they are safe to be used, conducting regular safe walks to maintain a safe working environment and site tidiness, handling safety incidents, and keeping safety records. In addition, we will conduct regular internal safety audits and regular safety training provided to our staff.

LEGAL PROCEEDINGS

As of the date of this prospectus, we are not a party to, and we are not aware of any threat of, any legal proceeding that, in the opinion of our management, is likely to have a material adverse effect on our business, financial condition, or operations.

From time to time, we may become involved in legal proceedings arising in the ordinary course of business. Other than the civil proceeding mentioned above, we are not involved in any litigation, arbitration, or claim of material importance, nor any material impact non-compliance incidents or systemic non-compliance incidents in respect to applicable laws and regulations.

COVID-19 Update

Since late December 2019, the outbreak of COVID-19 spread rapidly throughout China and later to the rest of the world. On January 30, 2020, the International Health Regulations Emergency Committee of the World Health Organization declared the outbreak a PHEIC, and later, on March 11, 2020, a global pandemic. The COVID-19 outbreak has led governments across the globe to impose a series of measures intended to contain its spread, including border closures, travel bans, quarantine measures, social distancing, and restrictions on business operations and large gatherings.

This outbreak of COVID-19 and the uncertainty of the spread of disease has caused companies like us and our business partners to implement certain preventive measures in our construction sites, which we believe has reduced the efficiency of our workers and subcontractors and led to the slowing down of the progress of our projects on hand. Some construction sites in Hong Kong were also closed temporarily for two weeks in light of the number of confirmed COVID-19 cases of the workers on site.

COVID-19 has also impacted the supply of construction materials. As most of the primary construction materials, such as cement and reinforced steel, are imported from China, the production and logistics of those construction materials have been temporarily disrupted as enterprises were forced to shut down during the significant stages of the outbreak so as to contain further spread of COVID-19, which has triggered some fluctuations in the cost of construction materials during certain periods of the pandemic. We, our customers, subcontractors, and suppliers have not experienced any material suspensions or cancellations of our projects due to the COVID-19 outbreak during the years ended March 31, 2021 and 2020.

Any future impact on our results of operations will depend on, to a large extent, future developments and new information that may emerge regarding the duration and severity of the COVID-19 pandemic and the actions taken by government authorities and other entities to contain the spread or treat its impact, almost all of which are beyond our control. We will continue to closely monitor the situation throughout 2022 and beyond.

ENVIRONMENTAL PROTECTION

Our Operating Subsidiary’s operations are subject to certain environmental requirements pursuant to the laws in Hong Kong, including primarily those in relation to waste disposal, air and water pollution control, and noise control during the years ended March 31, 2021 and 2020. Under such environmental regulations, we are required to dispose of excavated materials and construction waste at specified facilities at costs based on the volume of waste. We are further required to operate within specified hours and generally not allowed to operate powered mechanical equipment on public holidays. A wastewater treatment facility is in place for discharging construction site effluent. In recognition of our environmental policies, our environmental management system for our Operating Subsidiary, Chiu & Lee Partners, has been assessed and certified as meeting the requirements of ISO 14001:2015. As of the date of this prospectus, we did not record any non-compliance with applicable environment requirements that resulted in prosecution or penalty being brought against us.

REGULATIONS

Regulations Related to Our Business Operations in Hong Kong

Hong Kong Regulations Related to Service Providers

Business Registration Ordinance (Chapter 310 of the Laws of Hong Kong)

The Business Registration Ordinance requires every person carrying on any business to make an application to the Commissioner of Inland Revenue in the prescribed manner for the registration of that business. The Commissioner of Inland Revenue must register each business for which a business registration application is made and, as soon as practicable after the prescribed business registration fee and levy are paid, issue a business registration certificate or branch registration certificate for the relevant business or the relevant branch, as the case may be.

Hong Kong Regulations Related to the Construction Industry

Construction Workers Registration Ordinance (Chapter 583 of the Laws of Hong Kong)

The Construction Workers Registration Ordinance provides, among others, for registration and regulation of construction workers. The principal object of the Construction Workers Registration Ordinance is to establish a system for registration of construction workers and to regulate construction workers who personally carry out construction work on construction site.

Under Sections 3(1) and 5 of the Construction Workers Registration Ordinance, the principal contractors/subcontractors/employers/controllers of construction sites are required to employ only registered construction workers to personally carry out construction work on construction sites.

Factories and Industrial Undertakings Ordinance (Chapter 59 of the Laws of Hong Kong)

The Factories and Industrial Undertakings Ordinance provides for the safety and health protection of workers in an industrial undertaking. Under the Factories and Industrial Undertakings Ordinance, it is the duty of a proprietor (including a person for the time being having the management or control of the business carried on in such industrial undertaking and also the occupier of any industrial undertaking) of an industrial undertaking to take care of, so far as is reasonably practicable, the health and safety at work of all persons employed by it at the industrial undertaking.

A proprietor who contravenes any of its duties under the Factories and Industrial Undertakings Ordinance commits an offense and is liable to a fine of HK$500,000. A proprietor who contravenes any of these requirements willfully and without reasonable excuse commits an offense and is liable to a fine of HK$500,000 and to imprisonment for six months.

Buildings Ordinance (Chapter 123 of the Laws of Hong Kong)

The Buildings Ordinance regulates the planning, design, and construction of buildings and associated work. It provides that before the commencement of any building work: (i) prior approval and consent from the Building Authority must be obtained; (ii) authorized persons, such as architects, engineers, and surveyors, registered under the Buildings Ordinance must be appointed to coordinate the work and prepare and submit plans for the approval from the Building Authority; (iii) registered professionals must be appointed to design and supervise the work; and (iv) registered contractors must be appointed to carry out the work.

Section 14(1) of the Buildings Ordinance provides that no person shall commence or carry out any building work, including site formation work and foundation work, without having obtained such prior approval and consent from the Building Authority and such proper appointments. According to Section 41(3) of the Buildings Ordinance, building work (other than drainage work, ground investigation in the scheduled areas, site formation work, or minor work) in any building is exempt from the requirement for approval and consent from the Building Authority if the work does not involve the structure of the building.

If the building work is within the purview of Section 41(3), the work must further comply with the building standards specified in the relevant Building Regulations empowered under the Buildings Ordinance. The Buildings Ordinance further requires that any authorized person of the buildings work must be appointed by the ultimate beneficiary of the work, the employer of the work, or the contractor.

Under the current contractors’ registration system in Hong Kong, the Buildings Department of Hong Kong keeps a register of general building contractors who are qualified to perform the duties of a general building contractor and a register of specialist contractors who are qualified to carry out specialized work (such as foundation work) specified in the category in the sub-register in which they are entered. The main contractors carrying out foundation and substructure construction work are required to register or work together with contractors who are registered on either the register of general building contractors or the register of specialist contractors (sub-register of foundation work category) with the Buildings Department of Hong Kong.

Under Section 8B(2) of the Buildings Ordinance, an applicant for registration as a registered general building contractor or registered specialist contractor must satisfy the Buildings Department of Hong Kong on the following aspects:

(i)     if it is a corporation, the adequacy of its management structure;

(ii)    the appropriate experience and qualifications of its personnel;

(iii)   its ability to have access to plants and resources; and

(iv)   the ability of the person appointed to act for the applicant for the purposes of the Buildings Ordinance to understand building work and street work through relevant experience and a general knowledge of the basic statutory requirements.

In considering each application, the Buildings Department of Hong Kong will consider the qualifications, competence, and experience of the following key personnel of the applicant:

(a)     a minimum of one person appointed by the applicant to act for the applicant for the purposes of the Buildings Ordinance, hereinafter referred to as the Authorized Signatory;

(b)    for a corporation, a minimum of one director from the board of directors of the applicant, hereinafter referred to as a “Technical Director” who is authorized by the board to:

(i)     have access to plant and resources;

(ii)    provide technical and financial support for the execution of building work and street work; and

(iii)   make decisions for the company and supervise the Authorized Signatory and other personnel;

for the purpose of ensuring that the work is carried out in accordance with the Buildings Ordinance; and

(c)     for a corporation that appoints a director who does not possess the required qualification or experience as Technical Director to manage the carrying out of building work and street work, another officer as authorized by the board of directors shall be appointed to assist the Technical Director.

In addition to the above key personnel, the applicant is also required to demonstrate that it has employed appropriate qualified staff members to assist the applicant and the above key personnel to execute, manage, and supervise the building work and street work.

For registration as a registered specialist contractor, the applicant must satisfy the Buildings Department of Hong Kong that it has the necessary experience and, where appropriate, professional and academic qualifications to undertake work in the specialist category and should also demonstrate that it has the access to engaging qualified persons to carry out the relevant specialized duties.

The Buildings Department of Hong Kong imposes specific requirements on the directors of a contractor and the person appointed by the contractor to act for it for the purposes of the Buildings Ordinance.

Construction Industry Council Ordinance (Chapter 587 of the Laws of Hong Kong)

According to Section 32 of the Construction Industry Council Ordinance, construction industry levy (“CIL”) is payable by registered contractors appointed under Section 9 of the Buildings Ordinance or any persons who carry out construction operations in Hong Kong to the Construction Industry Council (“CIC”). “Construction operation” is exhaustively defined under Schedule 1 of the Construction Industry Council Ordinance, which includes building work and street work as defined in Section 2(1) of the Buildings Ordinance, construction, alteration, repair, maintenance, extension, demolition or dismantling, external or internal cleaning. and painting or decorating any external or internal surfaces or parts of any buildings or other temporary or permanent structures forming part of land.

After 2012, the CIL chargeable is 0.5% of the total value of the construction operations (as defined under Section 53 of the Construction Industry Council Ordinance) concerned (0.4% before 2012). Pursuant to Section 32 and Schedule 5 of the Construction Industry Council Ordinance, no CIL is chargeable for any construction operations not exceeding HK$3,000,000.

According to Section 34 of the Construction Industry Council Ordinance, the contractor and authorized person each is required to inform the CIC in a specified form (Form 1) in respect to the construction operations within 14 days after its commencement. Failure to give such notice without reasonable excuse may be liable to a fine at Level 1, which is fixed at HK$2,000. Notice is only required for term contracts or if the reasonable estimation of the total value of construction operations exceed HK$3,000,000.

Pursuant to Section 35 of the Construction Industry Council Ordinance, a contractor is required to give a Notice of Payment (“NOP”) in a specified form (Form 2) to the CIC within 14 days after the contractor receives a payment in respect to the construction operation. Failure to give the NOP without reasonable excuse may be liable to a fine at Level 3, which is fixed at HK$10,000.

Pursuant to Section 36 of the Construction Industry Council Ordinance, a contractor is required to give a Notice of Completion (“NOC”) in a specified form (Form 3) to the CIC within 14 days after the completion of the construction operation. Failure to give the NOC without reasonable excuse may be liable to a fine at Level 3, which is fixed at HK$10,000.

The CIC shall assess the CIL payable upon receiving the NOP or NOC and give a Notice of Assessment in writing specifying the amount of CIL. The CIC can also make the assessment notwithstanding if a NOP or NOC has been given. According to Section 41 of the Construction Industry Council Ordinance, if a contractor fails to give the NOP or NOC, a surcharge not exceeding twice the amount of the CIL payable may be imposed and a Notice of Surcharge in writing shall be given by the CIC.

Regulations Related to Employment and Labor Protection

Occupational Safety and Health Ordinance (Chapter 509 of the Laws of Hong Kong)

The Occupational Safety and Health Ordinance provides for the safety and health protection to employees in workplaces, both industrial and non-industrial. Employers must, as far as reasonably practicable, ensure the safety and health in their workplaces. Failure to comply with the above constitutes an offense, and the employer is liable on conviction to a fine of HK$200,000. An employer who fails to do so intentionally, knowingly or recklessly commits an offense and is liable on conviction to a fine of HK$200,000 and to imprisonment for 6 months.

Employment Ordinance (Chapter 57 of the Laws of Hong Kong)

The Employment Ordinance is an ordinance enacted for, among other things, the protection of the wages of employees and the regulation of the general conditions of employment and employment agencies. Under the Employment Ordinance, an employee is generally entitled to, among other things, notice of termination of his or her employment contract; payment in lieu of notice; maternity protection in the case of a pregnant employee; not less than one rest day in every period of seven days; severance payments or long service payments; sickness allowance; statutory holidays or alternative holidays; and paid annual leave of up to 14 days depending on the period of employment.

Employees’ Compensation Ordinance (Chapter 282 of the Laws of Hong Kong)

The Employees’ Compensation Ordinance establishes a no-fault and non-contributory employee compensation system for work injuries and lays down the rights and obligations of employers and employees in respect to injuries or death caused by accidents arising out of and in the course of employment or by prescribed occupational diseases.

Under the Employees’ Compensation Ordinance, if an employee sustains an injury or dies as a result of an accident arising out of and in the course of his or her employment, his or her employer is in general liable to pay compensation even if the employee might have committed acts of fault or negligence when the accident occurred. Similarly, an employee who suffers incapacity arising from an occupational disease is entitled to receive the same compensation as that payable to employees injured in occupational accidents.

According to Section 24 of the Employees’ Compensation Ordinance, a principal contractor shall be liable to pay compensation to subcontractors’ employees who are injured in the course of their employment to the subcontractor. The principal contractor is, nonetheless, entitled to be indemnified by the subcontractor who would have been liable to pay compensation to the injured employee independently of this section. The employees in question are required to serve a notice in writing on the principal contractor before making any claim or application against such principal contractor.

Pursuant to Section 40 of the Employees’ Compensation Ordinance, all employers (including contractors and subcontractors) are required to take out insurance policies to cover their liabilities both under the Employees’ Compensation Ordinance and at common law for injuries at work in respect to all their employees (including full-time and part-time employees). Under Section 40(1B) of the Employees’ Compensation Ordinance, where a principal contractor has undertaken to perform any construction work, it may take out an insurance policy for an amount not less than HK$200 million per event to cover its liability and that of its subcontractor(s) under the Employees’ Compensation Ordinance and at common law. Where a principal contractor has taken out a policy of insurance under Section 40(1B) of the Employees’ Compensation Ordinance, the principal contractor and a subcontractor insured under the policy shall be regarded as having complied with Section 40(1) of the Employees’ Compensation Ordinance.

An employer who fails to comply with the Employees’ Compensation Ordinance to secure an insurance cover is liable (i) on conviction upon indictment to a fine at Level 6 (currently at HK$100,000) and imprisonment for two years, and (ii) on summary conviction to a fine at Level 6 and imprisonment for one year.

According to Section 15 of the Employees’ Compensation Ordinance, an employer must notify the Commissioner for Labour of any work accident by submitting Form 2 or Form 2B (within 14 days for general work accidents and within seven days for fatal accidents), irrespective of whether the accident gives rise to any liability to pay compensation. If the happening of such accident was not brought to the notice of the employer or did not otherwise come to its knowledge within such periods of seven and 14 days, respectively, then such notice shall be given not later than seven days or, as may be appropriate, 14 days, after the happening of the accident was first brought to the notice of the employer or otherwise came to its knowledge.

Immigration Ordinance (Chapter 115 of the Laws of Hong Kong)

Pursuant to Section 38A of the Immigration Ordinance, a construction site controller (i.e., the principal or main contractor, which includes a subcontractor, owner, occupier, or other person who has control over or is in charge of a construction site) should take all practicable steps to prevent having illegal immigrants from being on the construction site and should prevent illegal workers who are not lawfully employable from taking employment on the construction site.

Where it is proved that an illegal immigrant was on a construction site, or such illegal worker, who is not lawfully employable, took employment on a construction site, the construction site controller commits an offense and is liable to a fine of HK$350,000.

Minimum Wage Ordinance (Chapter 608 of the Laws of Hong Kong)

The Minimum Wage Ordinance provides for a prescribed minimum hourly wage rate (currently at HK$37.5 per hour) during the wage period for every employee engaged under a contract of employment under the Employment Ordinance.

Any provision of the employment contract that purports to extinguish or reduce the right, benefit, or protection conferred on the employee by the Minimum Wage Ordinance is void.

Mandatory Provident Fund Schemes Ordinance (Chapter 485 of the Laws of Hong Kong)

The Mandatory Provident Fund Schemes Ordinance (“MPFSO”) is an ordinance enacted for the purposes of providing for the establishment of non-governmental mandatory provident fund schemes (each, a “MPF Scheme”). The MPFSO requires every employer of an employee of 18 years of age or above but under 65 years of age to take all practical steps to ensure the employee becomes a member of a registered MPF Scheme. Subject to the minimum and maximum relevant income levels, it is mandatory for both employers and their employees to contribute 5% of the employee’s relevant income to the MPF Scheme. Any employer who contravenes this requirement commits a criminal offense and is liable on conviction to a fine and imprisonment. As of the date of this prospectus, the Company believes it has made all contributions required under the MPFSO.

Regulations Related to Hong Kong Taxation

Inland Revenue Ordinance (Chapter 112 of the Laws of Hong Kong)

Under the Inland Revenue Ordinance, where an employer commences to employ in Hong Kong an individual who is or is likely to be chargeable to tax, or any married person, the employer shall give a written notice to the Commissioner of Inland Revenue not later than three months after the date of commencement of such employment. Where an employer ceases or is about to cease to employ in Hong Kong an individual who is or is likely to be chargeable to tax, or any married person, the employer shall give a written notice to the Commissioner of Inland Revenue not later than one month before such individual ceases to be employed in Hong Kong.

Tax on dividends

Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect to dividends paid by the Company.

Capital gains and profit tax

No tax is imposed in Hong Kong in respect to capital gains from the sale of shares. However, trading gains from the sale of shares by persons carrying on a trade, profession, or business in Hong Kong, where such gains are derived from or arise in Hong Kong, will be subject to Hong Kong profits tax, which is imposed at the rates of 8.25% on assessable profits up to HKD2,000,000 and 16.5% on any part of assessable profits over HKD2,000,000 on corporations from the year of assessment commencing on or after April 1, 2018. Certain categories of taxpayers (for example, financial institutions, insurance companies, and securities dealers) are likely to be regarded as deriving trading gains rather than capital gains unless these taxpayers can prove that the investment securities are held for long-term investment purposes.

Stamp Duty Ordinance (Chapter 117 of the Laws of Hong Kong)

Under the Stamp Duty Ordinance, the Hong Kong stamp duty currently charged at the ad valorem rate of 0.1% on the higher of the consideration for or the market value of the shares will be payable by the purchaser on every purchase and by the seller on every sale of Hong Kong shares (in other words, a total of 0.2% is currently payable on a typical sale and purchase transaction of Hong Kong shares). In addition, a fixed duty of HKD5 is currently payable on any instrument of transfer of Hong Kong shares. Where one of the parties is a resident outside Hong Kong and does not pay the ad valorem duty due by it, the duty not paid will be assessed on the instrument of transfer (if any) and will be payable by the transferee. If no stamp duty is paid on or before the due date, a penalty of up to ten times the duty payable may be imposed.

Regulations Related to Personal Data

Personal Data (Privacy) Ordinance (Chapter 486 of the Laws of Hong Kong)

The Personal Data (Privacy) Ordinance (“PDPO”) imposes a statutory duty on data users to comply with the requirements of the six data protection principles (the “Data Protection Principles”) contained in Schedule 1 to the PDPO. The PDPO provides that a data user shall not do an act, or engage in a practice, that contravenes a Data Protection Principle unless the act or practice, as the case may be, is required or permitted under the PDPO. The six Data Protection Principles are:

•        Principle 1 — purpose and manner of collection of personal data;

•        Principle 2 — accuracy and duration of retention of personal data;

•        Principle 3 — use of personal data;

•        Principle 4 — security of personal data;

•        Principle 5 — information to be generally available; and

•        Principle 6 — access to personal data.

Non-compliance with a Data Protection Principle may lead to a complaint to the Privacy Commissioner for Personal Data (the “Privacy Commissioner”). The Privacy Commissioner may serve an enforcement notice to direct the data user to remedy the contravention and/or instigate prosecution actions. A data user who contravenes an enforcement notice commits an offense that may lead to a fine and imprisonment.

The PDPO also gives data subjects certain rights, inter alia:

•        the right to be informed by a data user whether the data user holds personal data of which the individual is the data subject;

•        if the data user holds such data, to be supplied with a copy of such data; and

•        the right to request correction of any data the individual considers to be inaccurate.

The PDPO criminalizes, including, but not limited to, the misuse or inappropriate use of personal data in direct marketing activities, non-compliance with a data access request, and the unauthorized disclosure of personal data obtained without the relevant data user’s consent. An individual who suffers damage, including injured feelings, by reason of a contravention of the PDPO in relation to his or her personal data may seek compensation from the data user concerned.

Regulations Related to Environmental Protection

Waste Disposal Ordinance (Chapter 354 of the Laws of Hong Kong)

The Waste Disposal Ordinance controls the production, storage, collection, treatment, reprocessing, recycling, and disposal of wastes. At present, livestock waste and chemical waste are subject to specific controls, while unlawful deposition of waste is prohibited. Import and export of waste is generally controlled through a permit system.

A contractor shall observe and comply with the Waste Disposal Ordinance and its subsidiary regulations, including, without limitation, the Waste Disposal (Charges for Disposal of Construction Waste) Regulation (Chapter 354N of the Laws of Hong Kong) and the Waste Disposal (Chemical Waste) (General) Regulation (Chapter 354C of the Laws of Hong Kong).

Under the Waste Disposal (Charges for Disposal of Construction Waste) Regulation, construction waste can only be disposed at designated prescribed facilities, and a main contractor who undertakes construction work with a value of HK$1,000,000 or above will be required, within 21 days after being awarded the contract, to establish a billing account in respect to that particular contract with the director of the Environmental Protection Department to pay any disposal charges for the construction waste generated from the construction work under that contract.

Under the Waste Disposal Ordinance, a person shall not use, or permit to be used, any land or premises for the disposal of waste unless he has a license from the director of the Environmental Protection Department. A person who, except under and in accordance with a permit or authorization, does, causes, or allows another person to do anything for which such a permit or authorization is required commits an offense and is liable to a fine of HK$200,000 and to imprisonment for six months for the first offense and to a fine of HK$500,000 and to imprisonment for two years for a second or subsequent offense.

Water Pollution Control Ordinance (Chapter 358 of the Laws of Hong Kong)

The Water Pollution Control Ordinance controls the effluent discharged from all types of industrial, manufacturing, commercial, institutional, and construction activities into public sewers and public drains. For any industry/trade generating wastewater discharge (except domestic sewage that is discharged into communal sewers or unpolluted water to communal sewers or drains), they are subject to licensing control by the director of the Environmental Protection Department.

All discharges, other than domestic sewage to a communal sewer or drain or unpolluted water to a communal sewer or drain, must be covered by an effluent discharge license. The license specifies the permitted physical, chemical, and microbial quality of the effluent. The general guidelines are that the effluent does not damage sewers or pollute inland or inshore marine waters.

According to the Water Pollution Control Ordinance, unless being licensed under the Water Pollution Control Ordinance, a person who discharges any waste or polluting matter into the waters of Hong Kong in a water control zone or discharges any matter, other than domestic sewage and unpolluted water, into a communal sewer or communal drain in a water control zone commits an offense and is liable to imprisonment for six months and (a) for a first offense, a fine of HK$200,000; (b) for a second or subsequent offense, a fine of HK$400,000; and (c) in addition, if the offense is a continuing offense, a fine of HK$10,000 for each day during which it is proved to the satisfaction of the court that the offense has continued.

Air Pollution Control Ordinance (Chapter 311 of the Laws of Hong Kong)

The Air Pollution Control Ordinance is the principal legislation in Hong Kong for controlling emission of air pollutants and noxious odor from construction, industrial, and commercial activities, as well as other polluting sources. Subsidiary regulations of the Air Pollution Control Ordinance impose control on air pollutant emissions from certain operations through the issue of licenses and permits.

A contractor shall observe and comply with the Air Pollution Control Ordinance and its subsidiary regulations, including, without limitation, the Air Pollution Control (Open Burning) Regulation (Chapter 311O of the Laws of Hong Kong), the Air Pollution Control (Construction Dust) Regulation (Chapter 311R of the Laws of Hong Kong), and the Air Pollution Control (Smoke) Regulations (Chapter 311C of the Laws of Hong Kong). The contractor responsible for a construction site shall devise, arrange methods of working, and carry out the work in such a manner so as to minimize dust impacts on the surrounding environment, and it shall provide experienced personnel with suitable training to ensure that these methods are implemented. Asbestos control provisions in the Air Pollution Control Ordinance require that building work involving asbestos must be conducted only by registered qualified personnel and under the supervision of a registered consultant.

Noise Control Ordinance (Chapter 400 of the Laws of Hong Kong)

The Noise Control Ordinance controls, among others, the noise from construction, industrial, and commercial activities. A contractor shall comply with the Noise Control Ordinance and its subsidiary regulations in carrying out construction work. For construction activities that are to be carried out during the restricted hours and for percussive piling during the daytime, not being a general holiday, construction noise permits are required from the director of the Environmental Protection Department of Hong Kong in advance.

Under the Noise Control Ordinance, construction work that produces noise and the use of powered mechanical equipment (other than percussive piling) in populated areas are not allowed between 7:00 p.m. and 7:00 a.m. or at any time on general holidays, unless prior approval has been granted by the director of the Environmental Protection Department of Hong Kong through the construction noise permit system. The use of certain equipment is also subject to restrictions. Hand-held percussive breakers and air compressors must comply with noise emissions standards and be issued with a noise emission label from the director of the Environmental Protection Department of Hong Kong. Any person who carries out any construction work except as permitted is liable on first conviction to a fine of HK$200,000 and on subsequent convictions to a fine of HK$200,000, and in any case to a fine of HK$20,000 for each day during which the offense continues.

Air Pollution Control (Non-road Mobile Machinery) (Emission) Regulation (Chapter 311Z of the Laws of Hong Kong)

The Air Pollution Control (Non-road Mobile Machinery) (Emission) Regulation introduces regulatory control on the emission of non-road mobile machinery (“NRMMs”), including non-road vehicles and regulated machines such as crawler cranes, excavators, and air compressors.

Unless exempted, NRMMs that are regulated under this provision are required to comply with the emission standards prescribed under the regulation. From September 1, 2015, all regulated machines sold or leased for use in Hong Kong must be approved or exempted with a proper label in a prescribed format issued by the Environmental Protection Department pursuant to Section 4 of the regulation. Under Section 5 of the regulation, starting from December 1, 2015, only approved or exempted NRMMs with a proper label are allowed to be used in specified activities and locations including construction sites. However, existing NRMMs that are already in Hong Kong on or before November 30, 2015, will be exempted from complying with the emission requirements pursuant to Section 11 of the regulation. A period of six months (from June 1, 2015 to November 30, 2015, both dates inclusive) is allowed for existing NRMMs to apply for exemption.

Any person who sells or leases a regulated machine for use in Hong Kong, or uses a regulated machine in specified activities or locations, without (i) exemption or the Environmental Protection Department’s approval is liable to a fine of up to HK$200,000 and imprisonment for up to six months, and (ii) a proper label is liable to a fine of up to HK$50,000 and imprisonment for up to three months.

MANAGEMENT

Directors and Executive officers	Age	Position
Mr. Keung Yun Yuen	51	Chairman of the board
Mr. Chan Lee Chuen	48	Director, Chief Executive Officer
Ms. Choi Hiu Ying	33	Chief Financial Officer
Mr. Thirupathi Nachiappan	54	Independent director
Mr. Wong Heung Ming	52	Independent director
Dr. Liu Yuk Shing	53	Independent director
Mr. Ng Wai Leung	32	Quantity Surveyor Manager

Ms. Keung Yun Yuen has served as our chairman of the board since April 2022. Mr. Keung joined Chiu & Lee Partners in November 2017 as managing director and is responsible for our overall management of the business and operations. Mr. Keung has accumulated almost 30 years of experience in the civil engineering industry in Hong Kong, specializing in foundation, site formation, and demolition work projects. Mr. Keung obtained a bachelor’s degree in civil engineering from National Taiwan University in 1992 and a master’s degree in civil engineering from Hong Kong University of Science and Technology in 2002. Mr. Keung has taken up the role as the Technical Director for the registration of specialist contractor for foundation, site formation and demolition works and registration of general building contractor and the Authorized Signatory for specialist contractor for foundation, site formation and demolition works of Chiu & Lee Partners under the Building Ordinance of Hong Kong.

Mr. Chan Lee Chuen has served as our chief executive officer since May 2022 and director since May 2022. Mr. Chan first joined Chiu & Lee Partners as senior project manager in September 2021. Mr. Chan is primarily responsible for assisting our chairman in our operation and overall project management. Mr. Chan has almost 30 years of experience in engineering and construction and has managed numerous of projects of various types of construction work. Mr. Chan obtained a higher diploma in civil engineering from the Hong Kong Polytechnic (currently known as The Hong Kong Polytechnic University) in 1993 and a bachelor’s degree in construction project management from University of Central Lancashire in 2013. Mr. Chan is a chartered construction manager of the Chartered Institute of Building in the United Kingdom since 2015 and has taken up the role as the Authorized Signatory of registration of general building contractor of Chiu & Lee Partners under the Building Ordinance of Hong Kong.

Ms. Choi Hiu Ying has served as our chief financial officer since May 2022. Mr. Choi first joined us as the chief financial officer of Chiu & Lee Partners in April 2022. Ms. Choi has more than ten years of experience in the accounting and financial sector, having taken up roles in accounting, investment, compliance, and investor relations. Ms. Choi has obtained a bachelor’s degree in commerce from Macquarie University in Australia in 2010 and is currently a member of CPA Australia.

Mr. Wong Heung Ming will serve as our director upon effectiveness of our registration statement on Form F-1 of which this prospectus is a part, and will be the chairman of the audit committee and a member of the nominating and corporate governance committee and compensation committee of CKHL. Mr. Wong has over twenty years of experience in advising multinational companies of finance, accounting, internal control and corporate governance matters. Mr. Wong has served as an independent non-executive director of Helens International Holdings Company Limited (9869.HK), a China-based investment holding company mainly engaged in bar operation and franchise business, since August 2021. Mr. Wong has also been appointed as a director of Ostin Technology Group Co., Ltd. (Nasdaq: OST) since April 2022 and an independent director of Meihua International Medical Technologies Co., Ltd. (Nasdaq: MHUA) since February 2022. Mr. Wong also has served as a director of TD Holdings, Inc. (Nasdaq: GLG), a company engaged in commodity trading and supply chain services businesses, since April 2021. From June 2020 to March 2021, Mr. Wong served as the chief financial officer of Meten EdtechX Education Group Ltd. (Nasdaq: METX), a leading English language training service provider in China. He has served since April 2021 as an independent non-executive director of Shifang Holding Group Ltd. (1831.HK), a company listed on the Hong Kong Stock Exchange which provides a wide range of integrated print media and digital media services to advertisers and since March 2020 as an independent non-executive director of Raffle Interior Ltd. (1376.HK), a company engaged in the interior decoration business. Previously, he also served as the chief financial officer from March 2017 to November 2018 at Frontier Services Group (0500.HK), a company listed on the Hong Kong Stock Exchange, which is a leading provider of integrated security, logistics, insurance and infrastructure services for clients operating in developing regions. Prior to that, Mr. Wong worked for Deloitte Touche Tohmatsu (China) and PricewaterhouseCoopers (China) for an aggregate of more than 11 years. Mr. Wong obtained a bachelor’s degree in accounting from the City University of Hong Kong in 1993 and a master’s degree in electronic commerce from the Open University of Hong Kong in 2003. He is a fellow member of the association of Chartered Certified Accountants and the Hong Kong institute of Certified Public Accountants and a member of the Hong Kong Institute of Certified Internal Auditor.

Mr. Nachiappan Thirupathi will serve as our director upon effectiveness of our registration statement on Form F-1, of which this prospectus is a part, and will be the chairman of the nominating and corporate governance committee and a member of the audit committee and compensation committee of CKHL. Mr. Thirupathi has more than 30 years of work experience and has vast experience in entrepreneurship and in the international trade, marketing, and finance industries. Throughout his years of work experience, he has served as a director of a raw materials trading company in Hong Kong, a country representative of an established Panamanian law firm, and founded a consultancy company in Hong Kong providing independent consultancy services on international business and trade, environmental, social, and governance and corporate social responsibility. Mr. Thirupathi has also taken up service positions for numerous non-government organizations, non-profit organizations, charities, schools, and institutions in Hong Kong. Mr. Thirupathi obtained a master’s degree in business administration from the Institute of Management Studies and Training in India in 2008.

Dr. Liu Yuk Shing will serve as our director upon effectiveness of our registration statement on Form F-1, of which this prospectus is a part, and will be the chairman of the compensation committee and a member of the audit committee and nominating and corporate governance committee of CKHL. Dr. Liu has around 30 years of experience in the structural and civil engineering field. Dr. Liu has substantial experience in acting as project director, project structural engineer, and registered structural engineer for residential, industrial, and commercial developments in public and private sectors. He is also experienced in large-scale alterations and addition work, building renovation, and improvement work. Dr. Liu is currently the principal of a consultancy company aimed to deliver architectural and engineering solutions to government and private sectors and serves as chairman and committee member of various government and institutional bodies. Dr. Liu is also a part-time lecturer for the Department of Civil Engineering of The University of Hong Kong. Dr. Liu has obtained a higher diploma in structural engineering and a bachelor’s degree in civil engineering with first-class honors from Hong Kong Polytechnic (currently known as The Hong Kong Polytechnic University) in 1990 and 1994, respectively. Dr. Liu also obtained a master’s degree in engineering from The University of Hong Kong in 1998 and a doctoral degree in business administration from Tarlac State University in the Philippines in 2013.

Mr. Ng Wai Leung has served as our quantity surveyor manager since May 2022. Mr. Ng first joined Chiu & Lee Partners in December 2019 as a quantity surveyor manager and has more than ten years of experience in construction work projects. Prior to joining us, he previously served as a senior quantity surveyor of another construction firm in Hong Kong. Mr. Ng obtained a bachelor’s degree in surveying from The Hong Kong Polytechnic University in 2013.

Family Relationships

Save as disclosed above, none of our directors or executive officers have a family relationship as defined in Item 401 of Regulation S-K.

Employment Agreements

We have entered into employment agreements with each of our executive officers. Under these agreements, each of our executive officers is employed for a specified time period — typically for one year. We may terminate employment for cause, at any time, without advance notice or remuneration, for certain acts of the executive officer, such as conviction or plea of guilty to a felony or any crime involving moral turpitude, negligent or dishonest acts to our detriment, or misconduct or a failure to perform agreed duties. We may also terminate an executive officer’s employment without cause upon 30 days’ advance written notice. In such case of termination by us, we will provide severance payments to the executive officer as expressly required by applicable law of the jurisdiction where the executive officer is based. The executive officer may resign at any time with 30 days’ advance written notice.

Each executive officer has agreed to hold, at all times during and after the termination or expiry of his or her employment agreement, in strict confidence and not to use, except as required in the performance of his or her duties in connection with the employment or pursuant to applicable law, any of our confidential information, or the confidential or proprietary information disclosed to the executive officer by or obtained by the executive officer from us either directly or indirectly in writing, orally, or otherwise, if specifically indicated to be confidential or reasonably expected to be confidential.

We have also entered into agreements with all directors whose service will begin upon the effectiveness of the registration statement of which this prospectus forms a part. Pursuant to the agreements, each director has agreed to attend and participate in such number of meetings of the board and of the committees of which he or she may become a member as regularly or specially called and will agree to serve as a director for a year and be up for re-election each year at our annual shareholder meeting. The directors’ services will be compensated by cash under the agreement in an amount determined by the board.

We have entered into indemnification agreements with each of our executive directors and executive officers. Under these agreements, we agree to indemnify them against certain liabilities and expenses that they incur in connection with claims made by reason of their being a director or officer of our company. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers, or persons controlling us under the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers has, during the past ten years, been involved in any legal proceedings described in subparagraph (f) of Item 401 of Regulation S-K.

Board of Directors

Our board of directors will consist of five directors, comprising two executive directors and three independent directors, upon the SEC’s declaration of effectiveness of our registration statement on Form F-1, of which this prospectus is a part. A director is not required to hold any shares in our Company to qualify to serve as a director. Subject to making appropriate disclosures to the board of directors in accordance with our post-offering amended and restated memorandum and articles of association, a director may vote with respect to any contract, proposed contract, or arrangement in which he or she is interested; in voting in respect to any such matter, such director should take into account his or her directors duties. A director may exercise all the powers of the company to borrow money; mortgage its business, property, and uncalled capital; and issue debentures or other securities whenever money is borrowed or as security for any obligation of the Company or of any third party.

Board Diversity

We seek to achieve board diversity through the consideration of a number of factors when selecting the candidates to our board, including, but not limited to, gender, skills, age, professional experience, knowledge, cultural, education background, ethnicity, and length of service. The ultimate decision of the appointment will be based on merit and the contribution that the selected candidates will bring to our board.

Our directors have a balanced mix of knowledge and skills. We will have three independent directors with different industry backgrounds, representing a majority of the members of our board. Our board is well balanced and diversified in alignment with our business development and strategy.

Committees of the Board of Directors

We plan to establish an audit committee, a compensation committee, and a nominating and corporate governance committee under the board of directors upon the effectiveness of the registration statement of which this prospectus forms a part. We will adopt a charter for each of the three committees upon the establishment of the committees. Each committee’s members and functions are described below.

Audit Committee

Our audit committee consists of Mr. Nachiappan Thirupathi, Mr. Wong Heung Ming, and Dr. Liu Yuk Shing, and it is chaired by Mr. Wong Heung Ming. We have determined that each of these three director nominees satisfies the “independence” requirements of the Nasdaq Listing Rules and meets the independence standards under Rule 10A-3 under the Exchange Act. We have determined that Mr. Wong Heung Ming qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of our financial statements. The audit committee is responsible for, among other things:

•        selecting the independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by the independent registered public accounting firm;

•        reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s responses;

•        reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

•        discussing the annual audited financial statements with management and the independent registered public accounting firm;

•        reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any special steps taken to monitor and control major financial risk exposures;

•        annually reviewing and reassessing the adequacy of our audit committee charter;

•        meeting separately and periodically with management and the independent registered public accounting firm;

•        monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance; and

•        reporting regularly to the board.

Compensation Committee

Our compensation committee consists of Mr. Nachiappan Thirupathi, Mr. Wong Heung Ming and Dr. Liu Yuk Shing, and it is chaired by Dr. Liu Yuk Shing. We have determined that each of these directors satisfies the “independence” requirements of the Nasdaq Listing Rules. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which their compensation is deliberated upon. The compensation committee is responsible for, among other things:

•        reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;

•        reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;

•        reviewing periodically and approving any incentive compensation or equity plans, programs, or other similar arrangements; and

•        selecting a compensation consultant, legal counsel, or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Mr. Nachiappan Thirupathi, Mr. Wong Heung Ming and Dr. Liu Yuk Shing, and it is chaired by Mr. Nachiappan Thirupathi. We have determined that each of these directors satisfies the “independence” requirements of the Nasdaq Listing Rules. The nominating and corporate governance committee assists the board in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

•        recommending nominees to the board for election or re-election to the board or for appointment to fill any vacancy on the board;

•        reviewing annually with the board the current composition of the board in regard to characteristics such as independence, knowledge, skills, experience, expertise, diversity, and availability of service to us;

•        selecting and recommending to the board the names of directors to serve as members of the audit committee and the compensation committee, as well as of the nominating and corporate governance committee itself;

•        developing and reviewing the corporate governance principles adopted by the board and advising the board with respect to significant developments in the law, practice of corporate governance, and our compliance with such laws and practices; and

•        evaluating the performance and effectiveness of the board as a whole.

Foreign Private Issuer Exemption

We are a “foreign private issuer,” as defined by the SEC. As a result, in accordance with the rules and regulations of Nasdaq, we may choose to comply with home country governance requirements and certain exemptions thereunder rather than complying with Nasdaq corporate governance standards. We may choose to take advantage of the following exemptions afforded to foreign private issuers:

•        Exemption from filing quarterly reports on Form 10-Q, from filing proxy solicitation materials on Schedule 14A or 14C in connection with annual or special meetings of shareholders, from providing current reports on Form 8-K disclosing significant events within four days of their occurrence, and from the disclosure requirements of Regulation FD.

•        Exemption from Section 16 rules regarding sales of Ordinary Shares by insiders, which will provide less data in this regard than shareholders of U.S. companies that are subject to the Exchange Act.

•        Exemption from the Nasdaq rules applicable to domestic issuers requiring disclosure within four business days of any determination to grant a waiver of the code of business conduct and ethics to directors and officers. Although we will require board approval of any such waiver, we may choose not to disclose the waiver in the manner set forth in the Nasdaq rules, as permitted by the foreign private issuer exemption.

Furthermore, Nasdaq Rule 5615(a)(3) provides that a foreign private issuer, such as us, may rely on our home country corporate governance practices in lieu of certain of the rules in the Nasdaq Rule 5600 Series and Rule 5250(d), provided that we nevertheless comply with Nasdaq’s Notification of Noncompliance requirement (Rule 5625), the Voting Rights requirement (Rule 5640), and that we have an audit committee that satisfies Rule 5605(c)(3), consisting of committee members that meet the independence requirements of Rule 5605(c)(2)(A)(ii). If we rely on our home country corporate governance practices in lieu of certain of the rules of Nasdaq, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq. If we choose to do so, we may utilize these exemptions for as long as we continue to qualify as a foreign private issuer.

Duties of Directors

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company — a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his or her position as director (unless the company permits him to do so) and a duty not to put himself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third party. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Compensation of Directors and Executive Officers

For the years ended March 31, 2021 and 2020, we paid an aggregate of HK$1,578,000 (US$202,969) and HK$1,578,000 (US$202,969), respectively, in cash (including salaries and mandatory provident fund) to our directors. Our Hong Kong subsidiary are required by law to make contributions equal to certain percentages of each employee’s salary for his or her mandatory provident fund. We have not made any agreements with our directors or executive officers to provide benefits upon termination of employment.

Equity Compensation Plan Information

We have not adopted any equity compensation plans.

Outstanding Equity Awards at Fiscal Year-End

As of March 31, 2021 and 2020, we had no outstanding equity awards.

RELATED-PARTY TRANSACTIONS

Before the completion of this offering, we intend to adopt an audit committee charter, which will require the committee to review all related-party transactions on an ongoing basis and all such transactions be approved by the audit committee.

Set forth below are the related party transactions of our company that occurred during the past three fiscal years up to the date of this prospectus.

As of March 31, 2021 and 2020, we had fund advances to our director, Mr. Keung Yun Yuen, of US$15,603 and US$72,797, respectively. The balance is unsecured and interest-free. All advances to our director, Mr. Keung Yun Yuen, will be repaid upon listing.

Policies and Procedures for Related-Party Transactions

Our board of directors has created an audit committee in connection with this offering that will be tasked with review and approval of all related-party transactions.

PRINCIPAL SHAREHOLDERS

The following table sets forth information regarding the beneficial ownership of our Ordinary Shares as of the date of this prospectus by our officers, directors, and 5% or greater beneficial owners of Ordinary Shares. There is no other person or group of affiliated persons known by us to beneficially own more than 5% of our Ordinary Shares. The following table assumes that none of our officers, directors, or 5% or greater beneficial owners of our Ordinary Shares will purchase shares in this offering. In addition, the following table assumes that the over-allotment option has not been exercised. Holders of our Ordinary Shares are entitled to one vote per share and vote on all matters submitted to a vote of our shareholders, except as may otherwise be required by law.

We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. The person is also deemed to be a beneficial owner of any security of which that person has a right to acquire beneficial ownership within 60 days. Unless otherwise indicated, the person identified in this table has sole voting and investment power with respect to all shares shown as beneficially owned by him or her, subject to applicable community property laws.

	Ordinary Shares beneficially owned prior to this offering		Ordinary Shares beneficially held immediately after this offering
Name of Beneficial Owner	Number of Ordinary Shares	Approximate percentage of outstanding Ordinary Shares	Number of Ordinary Shares	Approximate percentage of outstanding Ordinary Shares
Directors, director nominees, and executive officers
Mr. Keung Yun Yuen(1)(3)	10,147,500	90.2%	10,147,500%
Mr. Chan Lee Chuen(1)	—	—	—	—
Ms. Choi Hiu Ying(1)	—	—	—	—
Mr. Wong Heung Ming(1)	—	—	—	—
Mr. Nachiappan Thirupathi(1)	—	—	—	—
Dr. Liu Yuk Shing(1)	—	—	—	—
Mr. Ng Wai Leung(1)	—	—	—	—
5% or greater shareholders
Mr. Keung Yun Yuen(1)	10,147,500	90.2%	10,147,500%
Fly Cloud Limited(4)	10,147,500	90.2%	10,147,500%

As of the date of this prospectus, none of our outstanding Ordinary Shares are held by record holders in the United States.

____________

(1)      Except as otherwise indicated below, the business address for our directors and executive officers is at Room 2620, 26/F., New Tech Plaza, 34 Tai Yau Street, San Po Kong, Kowloon, Hong Kong.

(2)      Each of Mr. Nachiappan Thirupathi, Mr. Wong Heung Ming and Dr. Liu Yuk Shing will serve as our director upon the effectiveness of our registration statement on Form F-1 of which this prospectus is a part.

(3)      Mr. Keung Yun Yuen, a director of the Company, owns 100% of the equity interests in Fly Cloud Limited.

(4)      Fly Cloud Limited is controlled by Mr. Keung Yun Yuen. Pursuant to Section 13(d) of the Exchange Act and the rules promulgated thereunder, Mr. Keung may be deemed to have voting and investment power with respect to the 10,147,500 Ordinary Shares held by Fly Cloud Limited. The registered address of Fly Cloud Limited is Mandar House, 3rd Floor, Johnson’s Ghut, Tortola, BVI.

DESCRIPTION OF SHARE CAPITAL

A copy of our Memorandum and Articles of Association is filed as an exhibit to the registration statement of which this prospectus is a part.

We are an exempted company incorporated with limited liability in the Cayman Islands and, upon completion of this offering, our affairs will be governed by our Memorandum and Articles of Association, the Companies Act and the common law of the Cayman Islands.

As of the date of this prospectus, our authorized share capital is US$50,000 divided into 500,000,000 Ordinary Shares, par value US$0.0001 each.

As of the date immediately prior to this offering, 11,250,000 Ordinary Shares of par value US$0.0001 per share were issued, fully paid and outstanding. Upon completion of this offering, we will have          Ordinary Shares issued and outstanding, assuming the Underwriter does not elect to exercise their option to purchase additional Ordinary Shares from us.

Assuming that we obtain the requisite shareholder approval, we will adopt our Memorandum and Articles of Association which will become effective and replace our current memorandum and articles of association in its entirety immediately prior to the completion of this offering. The following are summaries of certain material provisions of our Memorandum and Articles of Association and the Companies Act insofar as they relate to the material terms of our Ordinary Shares.

Ordinary Shares

General

All of our outstanding Ordinary Shares are fully paid and non-assessable. Certificates representing the Ordinary Shares are issued in registered form. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their Ordinary Shares. We may not issue shares to bearer.

Dividends

Subject to the Companies Act and our Articles of Association, our Company in general meeting may declare dividends in any currency to be paid to the members but no dividend shall be declared in excess of the amount recommended by our board of directors.

Except in so far as the rights attaching to, or the terms of issue of, any share may otherwise provide:

(i)     all dividends shall be declared and paid according to the amounts paid up on the shares in respect of which the dividend is paid, although no amount paid up on a share in advance of calls shall for this purpose be treated as paid up on the share;

(ii)    all dividends shall be apportioned and paid pro rata in accordance with the amount paid up on the shares during any portion(s) of the period in respect of which the dividend is paid; and

(iii)   our board of directors may deduct from any dividend or other monies payable to any member all sums of money (if any) presently payable by him to our Company on account of calls, instalments or otherwise.

Where our board of directors or our Company in general meeting has resolved that a dividend should be paid or declared, our board of directors may resolve:

(aa)   that such dividend be satisfied wholly or in part in the form of an allotment of shares credited as fully paid up, provided that the members entitled to such dividend will be entitled to elect to receive such dividend (or part thereof) in cash in lieu of such allotment; or

(bb)  that the members entitled to such dividend will be entitled to elect to receive an allotment of shares credited as fully paid up in lieu of the whole or such part of the dividend as our board of directors may think fit.

Upon the recommendation of our board of directors, our Company may by ordinary resolution in respect of any one particular dividend of our Company determine that it may be satisfied wholly in the form of an allotment of shares credited as fully paid up without offering any right to members to elect to receive such dividend in cash in lieu of such allotment.

Any dividend, bonus or other sum payable in cash to the holder of shares may be paid by cheque or warrant sent through the post. Every such cheque or warrant shall be made payable to the order of the person to whom it is sent and shall be sent at the holder’s or joint holders’ risk and payment of the cheque or warrant by the bank on which it is drawn shall constitute a good discharge to our Company. Any one of two or more joint holders may give effectual receipts for any dividends or other monies payable or property distributable in respect of the shares held by such joint holders.

Whenever our board of directors or our Company in general meeting has resolved that a dividend be paid or declared, our board of directors may further resolve that such dividend be satisfied wholly or in part by the distribution of specific assets of any kind.

Our board of directors may, if it thinks fit, receive from any member willing to advance the same, and either in money or money’s worth, all or any part of the money uncalled and unpaid or instalments payable upon any shares held by him, and in respect of all or any of the monies so advanced may pay interest at such rate (if any) not exceeding 20% per annum, as our board of directors may decide, but a payment in advance of a call shall not entitle the member to receive any dividend or to exercise any other rights or privileges as a member in respect of the share or the due portion of the shares upon which payment has been advanced by such member before it is called up.

All dividends, bonuses or other distributions unclaimed for one year after having been declared may be invested or otherwise used by our board of directors for the benefit of our Company until claimed and our Company shall not be constituted a trustee in respect thereof. All dividends, bonuses or other distributions unclaimed for six years after having been declared may be forfeited by our board of directors and, upon such forfeiture, shall revert to our Company.

No dividend or other monies payable by our Company on or in respect of any share shall bear interest against our Company.

Our Company may exercise the power to cease sending cheques for dividend entitlements or dividend warrants by post if such cheques or warrants remain uncashed on two consecutive occasions or after the first occasion on which such a cheque or warrant is returned undelivered.

Voting Rights

Subject to any special rights, restrictions or privileges as to voting for the time being attached to any class or classes of shares at any general meeting: (a) on a poll every member present in person or by proxy or, in the case of a member being a corporation, by our duly authorised representative shall have one vote for every share which is fully paid or credited as fully paid registered in his name in the register of members of our Company but so that no amount paid up or credited as paid up on a share in advance of calls or instalments is treated for this purpose as paid up on the share; and (b) on a show of hands every member who is present in person (or, in the case of a member being a corporation, by our duly authorised representative) or by proxy shall have one vote. Where more than one proxy is appointed by a member which is a Clearing House (as defined in the Articles) (or its nominee(s)) or a central depository house (or its nominee(s)), each such proxy shall have one vote on a show of hands. On a poll, a member entitled to more than one vote need not use all his votes or cast all the votes he does use in the same way.

Transfer of Ordinary Shares

Subject to the Companies Act and our Articles of Association, all transfers of shares shall be effected by an instrument of transfer in the usual or common form or in such other form as our board of directors may approve and may be under hand or, if the transferor or transferee is a Clearing House (as defined in the Articles) (or its nominee(s)) or a central depository house (or its nominee(s)), under hand or by machine imprinted signature, or by such other manner of execution as our board of directors may approve from time to time.

Execution of the instrument of transfer shall be by or on behalf of the transferor and the transferee, provided that our board of directors may dispense with the execution of the instrument of transfer by the transferor or transferee or accept mechanically executed transfers. The transferor shall be deemed to remain the holder of a share until the name of the transferee is entered in the register of members of our Company in respect of that share.

Our board of directors may, in our absolute discretion, at any time and from time to time remove any share on the principal register to any branch register or any share on any branch register to the principal register or any other branch register. Unless our board of directors otherwise agrees, no shares on the principal register shall be removed to any branch register nor shall shares on any branch register be removed to the principal register or any other branch register. All removals and other documents of title shall be lodged for registration and registered, in the case of shares on any branch register, at the registered office and, in the case of shares on the principal register, at the place at which the principal register is located.

Our board of directors may, in our absolute discretion, decline to register a transfer of any share (not being a fully paid up share) to a person of whom it does not approve or on which our Company has a lien. It may also decline to register a transfer of any share issued under any share option scheme upon which a restriction on transfer subsists or a transfer of any share to more than four joint holders.

Our board of directors may decline to recognize any instrument of transfer unless a certain fee, up to such maximum sum as Nasdaq may determine to be payable, is paid to our Company, the instrument of transfer is properly stamped (if applicable), is in respect of only one class of share and is lodged at our registered office or the place at which the principal register is located accompanied by the relevant share certificate(s) and such other evidence as our board of directors may reasonably require is provided to show the right of the transferor to make the transfer (and if the instrument of transfer is executed by some other person on his behalf, the authority of that person so to do).

The registration of transfers of shares or of any class of shares may, after compliance with any notice requirement of Nasdaq, be suspended at such times and for such periods (not exceeding in the whole thirty days in any year) as our board of directors may determine.

Fully paid shares shall be free from any restriction on transfer (except when permitted by Nasdaq) and shall also be free from all liens.

Procedures on liquidation

A resolution that our Company be wound up by the court or be wound up voluntarily shall be a special resolution of our shareholders.

Subject to any special rights, privileges or restrictions as to the distribution of available surplus assets on liquidation for the time being attached to any class or classes of shares:

(i)     if our Company is wound up, the surplus assets remaining after payment to all creditors shall be divided among the members in proportion to the capital paid up on the shares held by them respectively; and

(ii)    if our Company is wound up and the surplus assets available for distribution among the members are insufficient to repay the whole of the paid-up capital, such assets shall be distributed, subject to the rights of any shares which may be issued on special terms and conditions, so that, as nearly as may be, the losses shall be borne by the members in proportion to the capital paid up on the shares held by them, respectively.

If our Company is wound up (whether the liquidation is voluntary or compelled by the court), the liquidator may, with the sanction of a special resolution and any other sanction required by the Companies Act, divide among the members in specie or kind the whole or any part of the assets of our Company, whether the assets consist of property of one kind or different kinds, and the liquidator may, for such purpose, set such value as he deems fair upon any one or more class or classes of property to be so divided and may determine how such division shall be carried out as between the members or different classes of members and the members within each class. The liquidator may, with the like sanction, vest any part of the assets in trustees upon such trusts for the benefit of members as the liquidator thinks fit, but so that no member shall be compelled to accept any shares or other property upon which there is a liability.

Calls on Ordinary Shares and Forfeiture of Ordinary Shares

Subject to these Articles and to the terms of allotment, our board of directors may, from time to time, make such calls as it thinks fit upon the members in respect of any monies unpaid on the shares held by them respectively (whether on account of the nominal value of the shares or by way of premium) and not by the conditions of allotment of such shares made payable at fixed times. A call may be made payable either in one sum or by instalments. If the sum payable in respect of any call or instalment is not paid on or before the day appointed for payment thereof, the person or persons from whom the sum is due shall pay interest on the same at such rate not exceeding 20% per annum as our board of directors shall fix from the day appointed for payment to the time of actual payment, but our board of directors may waive payment of such interest wholly or in part. Our board of directors may, if it thinks fit, receive from any member willing to advance the same, either in money or money’s worth, all or any part of the money uncalled and unpaid or instalments payable upon any shares held by him, and in respect of all or any of the monies so advanced our Company may pay interest at such rate (if any) not exceeding 20% per annum as our board of directors may decide.

If a member fails to pay any call or instalment of a call on the day appointed for payment, our board of directors may, for so long as any part of the call or instalment remains unpaid, serve not less than 14 days’ notice on the member requiring payment of so much of the call or instalment as is unpaid, together with any interest which may have accrued and which may still accrue up to the date of actual payment. The notice shall name a further day (not earlier than the expiration of 14 days from the date of the notice) on or before which the payment required by the notice is to be made, and shall also name the place where payment is to be made. The notice shall also state that, in the event of non-payment at or before the appointed time, the shares in respect of which the call was made will be liable to be forfeited.

If the requirements of any such notice are not complied with, any share in respect of which the notice has been given may at any time thereafter, before the payment required by the notice has been made, be forfeited by a resolution of our board of directors to that effect. Such forfeiture will include all dividends and bonuses declared in respect of the forfeited share and not actually paid before the forfeiture.

A person whose shares have been forfeited shall cease to be a member in respect of the forfeited shares but shall, nevertheless, remain liable to pay to our Company all monies which, at the date of forfeiture, were payable by him to our Company in respect of the shares together with (if our board of directors shall in our discretion so require) interest thereon from the date of forfeiture until payment at such rate not exceeding 20% per annum as our board of directors may prescribe.

Redemption of Ordinary Shares

Subject to the Companies Act, our Articles of Association, and, where applicable, the Nasdaq listing rules or any other law or so far as not prohibited by any law and subject to any rights conferred on the holders of any class of Shares, any power of our Company to purchase or otherwise acquire all or any of its own Shares (which expression as used in this Article includes redeemable Shares) be exercisable by our board of directors in such manner, upon such terms and subject to such conditions as it thinks fit.

Subject to the Companies Act, our Articles of Association, and to any special rights conferred on the holders of any Shares or attaching to any class of Shares, Shares may be issued on the terms that they may, at the option of our Company or the holders thereof, be liable to be redeemed on such terms and in such manner, including out of capital, as our board of directors may deem fit.

Variations of Rights of Shares

Subject to the Companies Act and without prejudice to our Articles of Association, if at any time the share capital of our Company is divided into different classes of shares, all or any of the special rights attached to any class of shares may (unless otherwise provided for by the terms of issue of the shares of that class) be varied, modified or abrogated with the sanction of a special resolution passed at a separate general meeting of the holders of the shares of that class. The provisions of the Articles relating to general meetings shall mutatis mutandis apply to every such separate general meeting, but so that the necessary quorum (whether at a separate general meeting or at its adjourned meeting) shall be not less than a person or persons together holding (or, in the case of a member being a corporation, by our duly authorized representative) or representing by proxy not less than one-third in nominal value of the issued shares of that class. Every holder of shares of the class shall be entitled on a poll to one vote for every such share held by him, and any holder of shares of the class present in person or by proxy may demand a poll.

Any special rights conferred upon the holders of any shares or class of shares shall not, unless otherwise expressly provided in the rights attaching to the terms of issue of such shares, be deemed to be varied by the creation or issue of further shares ranking pari passu therewith.

General Meetings of Shareholders

Our Company must hold an annual general meeting each fiscal year other than the fiscal year of our Company’s adoption of our Articles of Association.

Extraordinary general meetings may be convened on the requisition of one or more members holding, at the date of deposit of the requisition, not less than one tenth of the paid up capital of our Company having the right of voting at general meetings. Such requisition shall be made in writing to our board of directors or the secretary of our Company for the purpose of requiring an extraordinary general meeting to be called by our board of directors for the transaction of any business specified in such requisition. Such meeting shall be held within two months after the deposit of such requisition. If within 21 days of such deposit, our board of directors fails to proceed to convene such meeting, the requisitionist(s) himself (themselves) may do so in the same manner, and all reasonable expenses incurred by the requisitionist(s) as a result of the failure of our board of directors shall be reimbursed to the requisitionist(s) by our Company.

Every general meeting of our Company shall be called by at least 10 clear days’ notice in writing. The notice shall be exclusive of the day on which it is served or deemed to be served and of the day for which it is given, and must specify the time, place and agenda of the meeting and particulars of the resolution(s) to be considered at that meeting and the general nature of that business.

Although a meeting of our Company may be called by shorter notice than as specified above, such meeting may be deemed to have been duly called if it is so agreed:

(i)     in the case of an annual general meeting, by all members of our Company entitled to attend and vote thereat; and

(ii)    in the case of any other meeting, by a majority in number of the members having a right to attend and vote at the meeting holding not less than 95% of the total voting rights at the meetings of all our shareholders.

All business transacted at an extraordinary general meeting shall be deemed special business. All business shall also be deemed special business where it is transacted at an annual general meeting, with the exception of the election of Directors which shall be deemed ordinary business.

No business other than the appointment of a chairman of a meeting shall be transacted at any general meeting unless a quorum is present when the meeting proceeds to business, and continues to be present until the conclusion of the meeting.

The quorum for a general meeting shall be two members entitled to vote and present in person (or in the case of a member being a corporation, by our duly authorized representative) or by proxy representing not less than one-third (1/3) in nominal value of the total issued voting shares in our Company throughout the meeting.

Inspection of Books and Records

Our shareholders have no general right to inspect or obtain copies of the register of members or corporate records of our company. They will, however, have such rights as may be set out in our Articles of Association.

Changes in Capital

Subject to the Companies Act, our shareholders may, by ordinary resolution:

(a)     increase our share capital by new shares of the amount fixed by that ordinary resolution and with the attached rights, priorities and privileges set out in that ordinary resolution;

(b)    consolidate and divide all or any of our share capital into shares of larger amount than our existing shares;

(c)     sub-divide our shares or any of them into our shares of smaller amount than is fixed by our Company’s Memorandum of Association, so, however, that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced our shares shall be the same as it was in case of the share from which the reduced our shares is derived;

(d)    cancel any shares which, at the date of the passing of that ordinary resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so cancelled; and

(e)     convert all or any of our paid up shares into stock, and reconvert that stock into paid up shares of any denomination.

Subject to the Companies Act and to any rights for the time being conferred on the shareholders holding a particular class of shares, our shareholders may, by special resolution, reduce our share capital or any capital redemption reserve in any way.

Certain Cayman Islands Company Considerations

Exempted Company

We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

•        an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies in the Cayman Islands;

•        an exempted company’s register of members is not open to inspection;

•        an exempted company does not have to hold an annual general meeting;

•        an exempted company may issue no par value, negotiable or bearer shares;

•        an exempted company may obtain an undertaking against the imposition of any future taxation;

•        an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•        an exempted company may register as a limited duration company; and

•        an exempted company may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company.

Differences in Corporate Law

The Companies Act is modeled after that of England and Wales but does not follow recent statutory enactments in England. In addition, the Companies Act differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the State of Delaware.

This discussion does not purport to be a complete statement of the rights of holders of our Ordinary Shares under applicable law in the Cayman Islands or the rights of holders of the common stock of a typical corporation under applicable Delaware law.

Mergers and Similar Arrangements

The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (b) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The plan must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a statement setting out the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

A merger between a Cayman Islands parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders. For this purpose a subsidiary is a company of which at least ninety percent (90%) of the issued shares entitled to vote are owned by the parent company.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain circumstances, a dissentient shareholder of a Cayman constituent company is entitled to payment of the fair value of his shares upon dissenting to a merger or consolidation. The exercise of appraisal rights will preclude the exercise of any other rights save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

Separate from the statutory provisions relating to mergers and consolidations, the Companies Act also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

•        the statutory provisions as to the required majority vote have been met;

•        the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

•        the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

•        the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

The Companies Act also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of dissentient minority shareholder upon a tender offer. When a tender offer is made and accepted by holders of ninety percent (90%) of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands.

If an arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits

In principle, we will normally be the proper plaintiff and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands court can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a class action against or derivative actions in the name of the company to challenge actions where:

•        a company acts or proposes to act illegally or ultra vires;

•        the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and

•        those who control the company are perpetrating a “fraud on the minority”.

Indemnification of Directors and Executive Officers and Limitation of Liability

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our Memorandum and Articles of Association provide that that we shall indemnify our officers and directors against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such directors or officer, other than by reason of such person’s dishonesty, willful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere.

This standard of conduct is generally the same as permitted under the Delaware General Corporation Act for a Delaware corporation. In addition, we intend to enter into indemnification agreements with our directors and senior executive officers that will provide such persons with additional indemnification beyond that provided in our Memorandum and Articles of Association. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he or she reasonably believes to be in the best interests of the corporation. He or she must not use his or her corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company — a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his or her position as director (unless the company permits him to do so) and a duty not to put himself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third party. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent

Under the Delaware General Corporation Act, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Our Articles of Association provide that any action required or permitted to be taken at general meetings of our Company may only be taken upon the vote of shareholders at general meeting and shareholders may approve corporate matters by way of a unanimous written resolution without a meeting being held.

Shareholder Proposals

Under the Delaware General Corporation Act, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Companies Act does not provide shareholders with rights to requisition a general meeting nor any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our Articles of Association allow any one or more of our shareholders who together hold shares which carry in aggregate not less than one tenth of the paid up capital of our company having the right of voting at general meetings to requisition an extraordinary general meeting of our shareholders, in which case our board is obliged to convene an extraordinary general meeting and to put the resolutions so requisitioned to a vote at such meeting. Other than this right to requisition a shareholders’ meeting, our Articles of Association do not provide our shareholders with any other right to put proposals before annual general meetings or extraordinary general meetings. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings.

Cumulative Voting

Under the Delaware General Corporation Act, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. As permitted under Cayman Islands law, our Articles of Association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors

Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our Articles of Association, directors may be removed by an ordinary resolution of our shareholders.

Transactions with Interested Shareholders

The Delaware General Corporation Act contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting stock within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and for a proper corporate purpose and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding Up

Under the Delaware General Corporation Act, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so. Under the Companies Act and our Articles of Association, our company may be dissolved, liquidated or wound up by a special resolution of our shareholders.

Variation of Rights of Shares

Under the Delaware General Corporation Act, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our Articles of Association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class with the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class.

Amendment of Governing Documents

Under the Delaware General Corporation Act, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. As permitted by Cayman Islands law, our Memorandum and Articles of Association may only be amended by a special resolution of our shareholders.

Rights of Non-Resident or Foreign Shareholders

There are no limitations imposed by our Memorandum and Articles of Association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our Memorandum and Articles of Association governing the ownership threshold above which shareholder ownership must be disclosed.

Listing

We have applied to have our Ordinary Shares listed on the Nasdaq Capital Market under the symbol “CKHL.” We cannot guarantee that we will be successful in listing our Ordinary Shares on the Nasdaq Capital Market; however, we will not complete this offering unless we are listed on the Nasdaq Stock Market.

Transfer Agent

The transfer agent of our Ordinary Shares is Vstock Transfer, LLC, 18 Lafeyette Place, Woodmere, New York 11593.

History of Securities Issuance

Securities/Purchaser	Date of Issuance	Number of Securities		Consideration
Ordinary Shares
Keung Yun Yuen	May 4, 2022	11,250,000	*	USD 1,125.00

____________

*        On May 4, 2022, Keung Yun Yuen transferred 551,250 Ordinary Shares to each of Ling Chi Fai and Wong Chi Wai at a total consideration of US$100,000 each.

SHARES ELIGIBLE FOR FUTURE SALE

Before this offering, there was no established public market for our Ordinary Shares, and while we intend to apply for approval to have our Ordinary Shares listed on the Nasdaq Capital Market, we cannot assure you that a liquid trading market for the Ordinary Shares will develop or be sustained after this offering. Future sales of substantial amounts of our Ordinary Shares in the public markets after this offering, or the perception that such sales may occur, could adversely affect market prices prevailing from time to time. As described below, only a limited number of our Ordinary Shares currently outstanding will be available for sale immediately after this offering due to contractual and legal restrictions on resale. Nevertheless, after these restrictions lapse, future sales of substantial amounts of our Ordinary Shares, including Ordinary Shares issued upon exercise of outstanding options, in the public market in the United States, or the possibility of such sales, could negatively affect the market price in the United States of our Ordinary Shares and our ability to raise equity capital in the future.

Upon the closing of this offering, we will have              outstanding Ordinary Shares, assuming no exercise of the underwriters’ over-allotment option. Of that amount,              Ordinary Shares will be publicly held by investors participating in this offering, and Ordinary Shares will be held by our existing shareholders, some of whom may be our affiliates as that term is defined in Rule 144 under the Securities Act. As defined in Rule 144, an affiliate of an issuer is a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the issuer.

All of the Ordinary Shares sold in this offering will be freely transferable by persons other than our affiliates in the United States without restriction or further registration under the Securities Act. Ordinary Shares purchased by one of our affiliates may not be resold, except pursuant to an effective registration statement or an exemption from registration, including an exemption under Rule 144 under the Securities Act described below.

The Ordinary Shares held by existing shareholders are, and any Ordinary Shares issuable upon exercise of options outstanding following the completion of this offering will be, restricted securities, as that term is defined in Rule 144 under the Securities Act. These restricted securities may be sold in the United States only if they are registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act. These rules are described below.

Rule 144

In general, persons who have beneficially owned restricted Ordinary Shares for at least six months, and any affiliate of the Company who owns either restricted or unrestricted securities, are entitled to sell their securities without registration with the SEC under an exemption from registration provided by Rule 144 under the Securities Act.

Non-Affiliates

Any person who is not deemed to have been one of our affiliates at the time of, or at any time during the three months preceding, a seller may sell an unlimited number of restricted securities under Rule 144 if:

•        the restricted securities have been held for at least six months, including the holding period of any prior owner other than one of our affiliates;

•        we have been subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale; and

•        we are current in our Exchange Act reporting at the time of sale.

Any person who is not deemed to have been an affiliate of ours at the time of, or at any time during the three months preceding, a sale and has held the restricted securities for at least one year, including the holding period of any prior owner other than one of our affiliates, will be entitled to sell an unlimited number of restricted securities without regard to the length of time we have been subject to Exchange Act periodic reporting or whether we are current in our Exchange Act reporting.

Affiliates

Persons seeking to sell restricted securities who are our affiliates at the time of, or any time during the three months preceding, a sale, would be subject to the restrictions described above. They are also subject to additional restrictions, by which such person would be required to comply with the manner of sale and notice provisions of Rule 144 and would be entitled to sell within any three month period only that number of securities that does not exceed the greater of either of the following:

•        1% of the number of Ordinary Shares then outstanding, which will equal approximately            Ordinary Shares immediately after the closing of this offering based on the number of Ordinary Shares outstanding as of March 31, 2021; or

•        the average weekly trading volume of our Ordinary Shares in the form of Ordinary Shares on the Nasdaq Capital Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Additionally, persons who are our affiliates at the time of, or any time during the three months preceding, a sale may sell unrestricted securities under the requirements of Rule 144 described above, without regard to the six month holding period of Rule 144, which does not apply to sales of unrestricted securities.

Rule 701

Rule 701 under the Securities Act, as in effect on the date of this prospectus, permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions of Rule 144, including the holding period requirement. If any of our employees, executive officers, or directors purchase shares under a written compensatory plan or contract, they may be entitled to rely on the resale provisions of Rule 701, but all holders of Rule 701 shares would be required to wait until 90 days after the date of this prospectus before selling any such shares.

Regulation S

Regulation S under the Securities Act provides an exemption from registration requirements in the United States for offers and sales of securities that occur outside the United States. Rule 903 of Regulation S provides the conditions to the exemption for a sale by an issuer, a distributor, their respective affiliates, or anyone acting on their behalf. Rule 904 of Regulation S provides the conditions to the exemption for a resale by persons other than those covered by Rule 903. In each case, any sale must be completed in an offshore transaction, as that term is defined in Regulation S, and no directed selling efforts, as that term is defined in Regulation S, may be made in the United States.

We are a foreign issuer as defined in Regulation S. As a foreign issuer, securities that we sell outside the United States pursuant to Regulation S are not considered to be restricted securities under the Securities Act, and, subject to the offering restrictions imposed by Rule 903, are freely tradable without registration or restrictions under the Securities Act, unless the securities are held by our affiliates. We are not claiming the potential exemption offered by Regulation S in connection with the offering of newly issued shares outside the United States and will register all of the newly issued shares under the Securities Act.

Subject to certain limitations, holders of our restricted shares who are not our affiliates or who are our affiliates by virtue of their status as our officer or director of may resell their restricted shares in an “offshore transaction” under Regulation S if:

•        none of the shareholder, its affiliate, nor any person acting on their behalf engages in directed selling efforts in the United States, and

•        in the case of a sale of our restricted shares by an officer or director who is our affiliate solely by virtue of holding such position, no selling commission, fee, or other remuneration is paid in connection with the offer or sale other than the usual and customary broker’s commission that would be received by a person executing such transaction as agent.

Additional restrictions are applicable to a holder of our restricted shares who will be our affiliate other than by virtue of his or her status as our officer or director.

Lock-up Agreements

Our directors, executive officers, and principal shareholders (defined as owners of 5% or more of our Ordinary Shares) have agreed, subject to limited exceptions, not to offer; pledge; announce the intention to sell; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise dispose of, directly or indirectly, or enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of our Ordinary Shares or such other securities for a period of 360 days after the effective date of the registration statement of which this prospectus forms a part, without the prior written consent of EF Hutton, division of Benchmark Investments, LLC. See “Underwriting.”

MATERIAL INCOME TAX CONSIDERATIONS

Cayman Islands Taxation

The Cayman Islands currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to our Company levied by the Government of the Cayman Islands save for certain stamp duties which may be applicable, from time to time, on certain instruments. No stamp duty is payable in the Cayman Islands on transfers of shares of Cayman Islands companies save for those which hold interests in land in the Cayman Islands. There are no exchange control regulations or currency restrictions in effect in the Cayman Islands.

Material U.S. Federal Income Tax Considerations for U.S. Holders

The following discussion describes the material U.S. federal income tax consequences relating to the ownership and disposition of our Ordinary Shares by U.S. Holders (as defined below). This discussion applies to U.S. Holders that purchase our Ordinary Shares pursuant to this offering and hold such Ordinary Shares as capital assets. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, U.S. Treasury regulations promulgated thereunder, and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect. This discussion does not address all of the U.S. federal income tax consequences that may be relevant to specific U.S. Holders in light of their particular circumstances or to U.S. Holders subject to special treatment under U.S. federal income tax law (such as certain financial institutions; insurance companies; dealers or traders in securities or other persons that generally mark their securities to market for U.S. federal income tax purposes; tax-exempt entities or governmental organizations; retirement plans; regulated investment companies; real estate investment trusts; grantor trusts; brokers, dealers, or traders in securities, commodities, currencies, or notional principal contracts; certain former citizens or long-term residents of the United States; persons who hold our Ordinary Shares as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security,” or integrated investment; persons that have a “functional currency” other than the U.S. dollar; persons that own directly, indirectly, or through attribution 10% or more of the voting power of our Ordinary Shares; corporations that accumulate earnings to avoid U.S. federal income tax; partnerships and other pass-through entities; and investors in such pass-through entities). This discussion does not address any U.S. state or local or non-U.S. tax consequences or any U.S. federal estate, gift, or alternative minimum tax consequences.

As used in this discussion, the term “U.S. Holder” means a beneficial owner of our Ordinary Shares who is, for U.S. federal income tax purposes, (i) an individual who is a citizen or resident of the United States; (ii) a corporation (or entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia; (iii) an estate, the income of which is subject to U.S. federal income tax regardless of its source; or (iv) a trust (x) with respect to which a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons has the authority to control all of its substantial decisions, or (y) that has elected under applicable U.S. Treasury regulations to be treated as a domestic trust for U.S. federal income tax purposes.

If an entity treated as a partnership for U.S. federal income tax purposes holds our Ordinary Shares, the U.S. federal income tax consequences relating to an investment in such Ordinary Shares will depend in part upon the status and activities of such entity and the particular partner. Any such entity should consult its own tax advisor regarding the U.S. federal income tax consequences applicable to it and its partners of the purchase, ownership, and disposition of our Ordinary Shares.

Persons considering an investment in our Ordinary Shares should consult their own tax advisors as to the particular tax consequences applicable to them relating to the purchase, ownership, and disposition of our Ordinary Shares, including the applicability of U.S. federal, state, and local tax laws and non-U.S. tax laws.

PFIC Consequences

In general, a corporation organized outside the United States will be treated as a PFIC for any taxable year in which either (i) at least 75% of its gross income is “passive income” (“PFIC income test”), or (ii) on average at least 50% of its assets, determined on a quarterly basis, are assets that produce passive income or are held for the production of passive income (“PFIC asset test”). Passive income for this purpose generally includes, among other things, dividends, interest, royalties, rents, and gains from the sale or exchange of property that gives rise to passive income. Assets that produce or are held for the production of passive income generally include cash (even if held as working capital or raised in a public offering) marketable securities, and other assets that may produce passive income. Generally, in determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account.

Although PFIC status is determined on an annual basis and generally cannot be determined until the end of a taxable year, based on the nature of our current and expected income and the current and expected value and composition of our assets, we do not presently expect to be a PFIC for our current taxable year or the foreseeable future. However, there can be no assurance given in this regard because the determination of whether we are or will become a PFIC is a fact-intensive inquiry made on an annual basis that depends, in part, upon the composition of our income and assets. In addition, there can be no assurance that the IRS will agree with our conclusion or that the IRS would not successfully challenge our position.

If we are a PFIC in any taxable year during which a U.S. Holder owns our Ordinary Shares, the U.S. Holder could be liable for additional taxes and interest charges under the “PFIC excess distribution regime” upon (i) a distribution paid during a taxable year that is greater than 125% of the average annual distributions paid in the three preceding taxable years, or, if shorter, the U.S. Holder’s holding period for our Ordinary Shares; and (ii) any gain recognized on a sale, exchange, or other disposition, including a pledge, of our Ordinary Shares, whether or not we continue to be a PFIC. Under the PFIC excess distribution regime, the tax on such distribution or gain would be determined by allocating the distribution or gain ratably over the U.S. Holder’s holding period for our Ordinary Shares. The amount allocated to the current taxable year (i.e., the year in which the distribution occurs or the gain is recognized) and any year prior to the first taxable year in which we are a PFIC will be taxed as ordinary income earned in the current taxable year. The amount allocated to other taxable years will be taxed at the highest marginal rates in effect for individuals or corporations, as applicable, to ordinary income for each such taxable year, and an interest charge, generally applicable to underpayments of tax, will be added to the tax.

If we are a PFIC for any year during which a U.S. Holder holds our Ordinary Shares, we must generally continue to be treated as a PFIC by that holder for all succeeding years during which the U.S. Holder holds such Ordinary Shares, unless we cease to meet the requirements for PFIC status and the U.S. Holder makes a “deemed sale” election with respect to our Ordinary Shares. If the election is made, the U.S. Holder will be deemed to sell our Ordinary Shares it holds at their fair market value on the last day of the last taxable year in which we qualified as a PFIC, and any gain recognized from such deemed sale would be taxed under the PFIC excess distribution regime. After the deemed sale election, the U.S. Holder’s Ordinary Shares would not be treated as shares of a PFIC unless we subsequently become a PFIC.

If we are a PFIC for any taxable year during which a U.S. Holder holds our Ordinary Shares and one of our non-U.S. subsidiaries is also a PFIC (i.e., a lower-tier PFIC), such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC and would be taxed under the PFIC excess distribution regime on distributions by the lower-tier PFIC and on gain from the disposition of shares of the lower-tier PFIC even though such U.S. Holder would not receive the proceeds of those distributions or dispositions. Any of our non-U.S. subsidiaries that have elected to be disregarded as entities separate from us or as partnerships for U.S. federal income tax purposes would not be corporations under U.S. federal income tax law and, accordingly, cannot be classified as lower-tier PFICs. However, non-U.S. subsidiaries that have not made the election may be classified as a lower-tier PFIC if we are a PFIC during your holding period and the subsidiary meets the PFIC income test or PFIC asset test. Each U.S. Holder is advised to consult its tax advisors regarding the application of the PFIC rules to any of our non-U.S. subsidiaries.

If we are a PFIC, a U.S. Holder will not be subject to tax under the PFIC excess distribution regime on distributions or gain recognized on our Ordinary Shares if a valid “mark-to-market” election is made by the U.S. Holder for our Ordinary Shares. An electing U.S. Holder generally would take into account, as ordinary income each year, the excess of the fair market value of our Ordinary Shares held at the end of such taxable year over the adjusted tax basis of such Ordinary Shares. The U.S. Holder would also take into account, as an ordinary loss each year, the excess of the adjusted tax basis of such Ordinary Shares over their fair market value at the end of the taxable year, but only to the extent of the excess of amounts previously included in income over ordinary losses deducted as a result of the mark-to-market election. The U.S. Holder’s tax basis in our Ordinary Shares would be adjusted to reflect any income or loss recognized as a result of the mark-to-market election. Any gain from a sale, exchange, or other disposition of our Ordinary Shares in any taxable year in which we are a PFIC would be treated as ordinary income, and any loss from such sale, exchange, or other disposition would be treated first as ordinary loss (to the extent of any net mark-to-market gains previously included in income) and thereafter as capital loss. If, after having been a PFIC for a taxable year, we cease to be classified as a PFIC because we no longer meet the PFIC income test or PFIC asset test, the U.S. Holder would not be required to take into account any latent gain or loss in the manner described above, and any gain or loss recognized on the sale or exchange of the Ordinary Shares would be classified as a capital gain or loss.

A mark-to-market election is available to a U.S. Holder only for “marketable stock.” Generally, stock will be considered marketable stock if it is “regularly traded” on a “qualified exchange” within the meaning of applicable U.S. Treasury regulations. A class of stock is regularly traded during any calendar year during which such class of stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter.

Our Ordinary Shares will be marketable stock as long as they remain listed on the Nasdaq Capital Market and are regularly traded. A mark-to-market election will not apply to the Ordinary Shares for any taxable year during which we are not a PFIC, but it will remain in effect with respect to any subsequent taxable year in which we become a PFIC. Such election will not apply to any of our non-U.S. subsidiaries. Accordingly, a U.S. Holder may continue to be subject to tax under the PFIC excess distribution regime with respect to any lower-tier PFICs notwithstanding the U.S. Holder’s mark-to-market election for the Ordinary Shares.

Our Company and all distributions, interest, and other amounts paid by us in respect to our shares to persons who are not resident in the Cayman Islands are exempt from all provisions of the Income Tax Ordinance in the Cayman Islands. No estate, inheritance, succession, or gift tax, rate, duty, levy, or other charge is payable by persons who are not resident in the Cayman Islands with respect to any of our shares, debt obligations, or other securities. All instruments relating to transactions in respect to our shares, debt obligations, or other securities and all instruments relating to other transactions relating to our business are exempt from payment of stamp duty in the Cayman Islands, provided that they do not relate to real estate in the Cayman Islands. There are currently no withholding taxes or exchange control regulations in the Cayman Islands applicable to us or our shareholders.

The tax consequences that would apply if we are a PFIC would also be different from those described above if a U.S. Holder were able to make a valid qualified electing fund (“QEF”) election. As we do not expect to provide U.S. Holders with the information necessary for a U.S. Holder to make a QEF election, prospective investors should assume that a QEF election will not be available.

The U.S. federal income tax rules relating to PFICs are very complex. Prospective U.S. investors are strongly urged to consult their own tax advisors with respect to the impact of PFIC status on the purchase, ownership, and disposition of our Ordinary Shares, the consequences to them of an investment in a PFIC, any elections available with respect to the Ordinary Shares, and the IRS information reporting obligations with respect to the purchase, ownership, and disposition of Ordinary Shares of a PFIC.

Distributions

Subject to the discussion above under “PFIC Consequences,” a U.S. Holder that receives a distribution with respect to our Ordinary Shares generally will be required to include the gross amount of such distribution in gross income as a dividend when actually or constructively received to the extent of the U.S. Holder’s pro rata share of our current and/or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent a distribution received by a U.S. Holder is not a dividend because it exceeds the U.S. Holder’s pro rata share of our current and accumulated earnings and profits, it will be treated first as a tax-free return of capital and reduce (but not below zero) the adjusted tax basis of the U.S. Holder’s Ordinary Shares. To the extent the distribution exceeds the adjusted tax basis of the U.S. Holder’s Ordinary Shares, the remainder will be taxed as capital gain. Because we may not account for our earnings and profits in accordance with U.S. federal income tax principles, U.S. Holders should expect all distributions to be reported to them as dividends.

Distributions on our Ordinary Shares that are treated as dividends generally will constitute income from sources outside the United States for foreign tax credit purposes and generally will constitute passive category income. Such dividends will not be eligible for the “dividends received” deduction generally allowed to corporate shareholders with respect to dividends received from U.S. corporations. Dividends paid by a “qualified foreign corporation” to certain non-corporate U.S. Holders may be eligible for taxation at a reduced capital gains rate rather than the marginal tax rates generally applicable to ordinary income, provided that a holding period requirement (more than 60 days of ownership, without protection from the risk of loss, during the 121-day period beginning 60 days before the ex-dividend date) and certain other requirements are met. Each U.S. Holder is advised to consult its tax advisors regarding the availability of the reduced tax rate on dividends to its particular circumstances. However, if we are a PFIC for the taxable year in which the dividend is paid or the preceding taxable year (see discussion above under “PFIC Consequences”), we will not be treated as a qualified foreign corporation, and therefore, the reduced capital gains tax rate described above will not apply.

Dividends will be included in a U.S. Holder’s income on the date of the depositary’s receipt of the dividend. The amount of any dividend income paid in Cayman Islands dollars will be the U.S. dollar amount calculated by reference to the exchange rate in effect on the date of receipt, regardless of whether the payment is in fact converted into U.S. dollars. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder should not be required to recognize foreign currency gain or loss in respect to the dividend income. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt.

A non-U.S. corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation with respect to any dividend it pays on Ordinary Shares that are readily tradable on an established securities market in the United States.

Sale, Exchange or Other Disposition of Our Ordinary Shares

Subject to the discussion above under “PFIC Consequences,” a U.S. Holder generally will recognize capital gain or loss for U.S. federal income tax purposes upon the sale, exchange, or other disposition of our Ordinary Shares in an amount equal to the difference, if any, between the amount realized (i.e., the amount of cash plus the fair market value of any property received) on the sale, exchange, or other disposition and such U.S. Holder’s adjusted tax basis in the Ordinary Shares. Such capital gain or loss generally will be long-term capital gain taxable at a reduced rate for non-corporate U.S. Holders or long-term capital loss if, on the date of sale, exchange, or other disposition, the Ordinary Shares were held by the U.S. Holder for more than one year. Any capital gain of a non-corporate U.S. Holder that is not long-term capital gain is taxed at ordinary income rates. The deductibility of capital losses is subject to limitations. Any gain or loss recognized from the sale or other disposition of our Ordinary Shares will generally be gain or loss from sources within the United States for U.S. foreign tax credit purposes.

Medicare Tax

Certain U.S. Holders that are individuals, estates, or trusts and whose income exceeds certain thresholds generally are subject to a 3.8% tax on all or a portion of their net investment income, which may include their gross dividend income and net gains from the disposition of our Ordinary Shares. If you are a U.S. person that is an individual, estate, or trust, you are encouraged to consult your tax advisor regarding the applicability of this Medicare tax to your income and gains in respect to your investment in our Ordinary Shares.

Information Reporting and Backup Withholding

U.S. Holders may be required to file certain U.S. information reporting returns with the IRS with respect to an investment in our Ordinary Shares, including, among others, IRS Form 8938 (Statement of Specified Foreign Financial Assets). As described above under “PFIC Consequences,” each U.S. Holder who is a shareholder of a PFIC must file an annual report containing certain information. U.S. Holders paying more than $100,000 for our Ordinary Shares may be required to file IRS Form 926 (Return by a U.S. Transferor of Property to a Foreign Corporation) reporting this payment. Substantial penalties may be imposed upon a U.S. Holder that fails to comply with the required information reporting.

Dividends on and proceeds from the sale or other disposition of our Ordinary Shares may be reported to the IRS unless the U.S. Holder establishes a basis for exemption. Backup withholding may apply to amounts subject to reporting if the holder (i) fails to provide an accurate U.S. taxpayer identification number or otherwise establish a basis for exemption, or (ii) is described in certain other categories of persons. However, U.S. Holders that are corporations generally are excluded from these information reporting and backup withholding tax rules.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against a U.S. Holder’s U.S. federal income tax liability if the required information is furnished by the U.S. Holder on a timely basis to the IRS.

U.S. Holders should consult their own tax advisors regarding the backup withholding tax and information reporting rules.

EACH PROSPECTIVE INVESTOR IS URGED TO CONSULT ITS OWN TAX ADVISOR ABOUT THE TAX CONSEQUENCES TO IT OF AN INVESTMENT IN OUR ORDINARY SHARES IN LIGHT OF THE INVESTOR’S OWN CIRCUMSTANCES.

Prospective investors should consult their professional advisers on the possible tax consequences of buying, holding, or selling any Ordinary Shares under the laws of their country of citizenship, residence, or domicile.

The following is a discussion on certain Cayman Islands and Hong Kong income tax consequences of an investment in the Ordinary Shares. The discussion is a general summary of present law, which is subject to prospective and retroactive change. It is not intended as tax advice, does not consider any investor’s particular circumstances, and does not consider tax consequences other than those arising under Cayman Islands and Hong Kong laws.

Cayman Islands Taxation

The Cayman Islands currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to our Company levied by the Government of the Cayman Islands save for certain stamp duties which may be applicable, from time to time, on certain instruments. No stamp duty is payable in the Cayman Islands on transfers of shares of Cayman Islands companies save for those which hold interests in land in the Cayman Islands. There are no exchange control regulations or currency restrictions in effect in the Cayman Islands.

Hong Kong Profits Taxation

Our subsidiaries incorporated in Hong Kong were subject to 16.5% Hong Kong profits tax on their taxable income assessable profits generated from operations arising in or derived from Hong Kong for the year of assessment of 2020/2021 and 2019/2020. As from year of assessment of 2020/2021 onwards, Hong Kong profits tax rates are 8.25% on assessable profits up to HK$2,000,000 and 16.5% on any part of assessable profits over HK$2,000,000. Under Hong Kong tax laws, our Hong Kong subsidiary is exempted from Hong Kong income profits tax on its foreign-derived income profits. In addition, payments of dividends from our Hong Kong subsidiary to us are not subject to any tax withholding in Hong Kong.

UNDERWRITING

In connection with this offering, we will enter into an underwriting agreement with EF Hutton, division of Benchmark Investments, LLC, as representative of the underwriters, or the representative, in this offering. The representative may retain other brokers or dealers to act as sub-agents or selected dealers on their behalf in connection with this offering. The underwriters have agreed to purchase from us, on a firm commitment basis, the number of Ordinary Shares set forth opposite its name below, at the offering price less the underwriting discounts set forth on the cover page of this prospectus:

Name of Underwriters	Number of Ordinary Shares
EF Hutton, division of Benchmark Investments, LLC
Total

The underwriters are committed to purchase all the Ordinary Shares offered by this prospectus if they purchase any Ordinary Shares. The underwriters are not obligated to purchase the Ordinary Shares covered by the underwriter’s over-allotment option to purchase Ordinary Shares as described below. The underwriters are offering the Ordinary Shares, subject to prior sale, when, as, and if issued to and accepted by them, subject to approval of legal matters by their counsel and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel, or modify offers to the public and to reject orders in whole or in part.

Pricing of this Offering

Prior to this offering, there has been no public market for our Ordinary Shares. The IPO price for our Ordinary Shares will be determined through negotiations between us and the representative. Among the factors to be considered in these negotiations will be prevailing market conditions, our financial information, market valuations of other companies that we and the representative believe to be comparable to us, estimate of our business potential and earning prospects, the present state of our development, and other factors deemed relevant. The IPO price of our Ordinary Shares in this offering does not necessarily bear any direct relationship to the assets, operations, book value, or other established criteria of value of our company.

Over-Allotment Option

We have granted to the underwriters a 45-day option to purchase up to an aggregate of additional Ordinary Shares (equal to 15% of the number of Ordinary Shares sold in the offering) at the offering price per Ordinary Share less underwriting discounts and commissions. The underwriters may exercise this option for 45 days from the date of closing of this offering solely to cover sales of Ordinary Shares by the underwriters in excess of the total number of Ordinary Shares set forth in the table above. If any of the additional Ordinary Shares are purchased, the underwriters will offer the additional Ordinary Shares at $            per Ordinary Share, the offering price of each Ordinary Share.

Discounts and Expenses

The underwriting discounts for the shares and the over-allotment shares are equal to 8.0% of the IPO price.

The following table shows the price per share and total IPO price, underwriting discounts, and proceeds before expenses to us. The total amounts are shown assuming both no exercise and full exercise of the over-allotment option.

Total
	Per Share	No Exercise of Over-allotment Option	Full Exercise of Over-allotment Option
IPO price	$	$	$
Underwriting discounts to be paid by us	$	$	$
Proceeds to us, before expenses	$	$	$

We have agreed to pay all expenses relating to the offering, including, without limitation: (a) all filing fees and expenses relating to the registration of the Shares with the Commission; (b) all fees and expenses relating to the listing of the Shares on Nasdaq; (c) all fees associated with the review of the offering by FINRA; (d) all fees, expenses and disbursements relating to the registration, qualification or exemption of shares offered under “blue sky” securities laws or the securities laws of foreign jurisdictions designated by the Representative, including the reasonable fees and expenses of the Representative’s blue sky counsel; (e) all fees, expenses and disbursements relating to the registration, qualification or exemption of the shares under the securities laws of such foreign jurisdictions; (f) the costs of mailing and printing the offering materials; (g) transfer and/or stamp taxes, if any, payable upon our transfer of the Shares to the representative; and (h) the fees and expenses of our accountants; and (i) actual accountable expenses of the representative not to exceed $150,000 for fees and expenses including “road show”, diligence, and reasonable legal fees and disbursements for the representative’s legal counsel. Additionally, we have agreed to provide an expense advance to the representative of $50,000 to be applied against out-of-pocket accountable expense, which will be returned to us to the extent such out-of-pocket accountable expenses are not actually incurred in accordance with FINRA Rule 5110(g)(4)(A).

We estimate that the total expenses of the offering payable by us, excluding the underwriting discounts and non-accountable expense allowance, will be approximately $            .

The underwriters intend to offer our Ordinary Shares to their retail customers only in states in which we are permitted to offer our Ordinary Shares. We have relied on an exemption to the blue sky registration requirements afforded to “covered securities.” Securities listed on a National Securities Exchange are “covered securities.” If we were unable to meet the National Securities Exchange listing standards, then we would be unable to rely on the covered securities exemption to blue sky registration requirements and we would need to register the offering in each state in which we planned to sell shares. Consequently, we will not complete this offering unless we meet the National Securities Exchange’s listing requirements and our application to list on the exchange is approved.

The foregoing does not purport to be a complete statement of the terms and conditions of the underwriting agreement. A form of the underwriting agreement is included as an exhibit to the registration statement of which this prospectus forms a part.

Lock-up Agreements

Our directors, executive officers, and principal shareholders (defined as owners of 5% or more of our Ordinary Shares) have agreed, subject to limited exceptions, not to offer; pledge; announce the intention to sell; sell; contract to sell; sell; any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise dispose of, directly or indirectly, or enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of our Ordinary Shares or such other securities for a period of 360 days after the effective date of registration statement of which this prospectus forms a part, without the prior written consent of the representative.

No Sales of Similar Securities

We have agreed not to offer; pledge; announce the intention to sell; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any Ordinary Shares or any securities convertible into or exercisable or exchangeable for Ordinary Shares or enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of our Ordinary Shares, whether any such transaction is to be settled by delivery of Ordinary Shares or such other securities, in cash or otherwise, without the prior written consent of the representative, for a period of 360 days from the effective date of registration statement of which this prospectus forms a part.

Foreign Regulatory Restrictions on Purchase of our Ordinary Shares

We have not taken any action to permit a public offering of our Ordinary Shares outside the United States or to permit the possession or distribution of this prospectus outside the United States. People outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to this offering of our Ordinary Shares and the distribution of this prospectus outside the United States.

Indemnification

We have agreed to indemnify the underwriters against liabilities relating to the offering arising under the Securities Act and the Exchange Act and to contribute to payments that the underwriters may be required to make for these liabilities.

Application for Nasdaq Listing

We intend to apply to have our Ordinary Shares approved for listing/quotation on the Nasdaq Capital Market under the symbol “CKHL.” We will not consummate and close this offering without a listing approval letter from Nasdaq Capital Market. Our receipt of a listing approval letter is not the same as an actual listing on the Nasdaq Capital Market. The listing approval letter will serve only to confirm that, if we sell a number of Ordinary Shares in this offering sufficient to satisfy applicable listing criteria, our Ordinary Shares will in fact be listed. We do not intend to apply to list the representative’s warrants on any security exchange.

Electronic Offer, Sale, and Distribution

A prospectus in electronic format may be made available on websites or through other online services maintained by the underwriters or selling group members, if any, or by their affiliates, and the underwriters may distribute prospectus electronically. The underwriters may agree to allocate a number of Ordinary Shares to selling group members for sale to their online brokerage account holders. The Ordinary Shares to be sold pursuant to Internet distributions will be allocated on the same basis as other allocations. Other than the prospectus in electronic format, the information on, or that can be accessed through, these websites and any information contained in any other website maintained by these entities is not part of, and is not incorporated by reference into, this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or the underwriters, and it should not be relied upon by investors.

In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail.

Passive Market Making

Any underwriter who is a qualified market maker on Nasdaq may engage in passive market making transactions on Nasdaq, in accordance with Rule 103 of Regulation M under the Exchange Act, during a period before the commencement of offers or sales of the shares and extending through the completion of the distribution. Passive market makers must comply with applicable volume and price limitations and must be identified as a passive market maker. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for such security. If all independent bids are lowered below the passive market maker’s bid, however, the passive market maker’s bid must then be lowered when certain purchase limits are exceeded.

Potential Conflicts of Interest

The underwriters and their affiliates may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses. In the ordinary course of their various business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own accounts and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of our Company. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect to such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Selling Restrictions

Other than in the United States, no action may be taken, and no action has been taken, by us or the underwriters that would permit a public offering of the Ordinary Shares offered by, or the possession, circulation, or distribution of, this prospectus in any jurisdiction where action for that purpose is required. The Ordinary Shares offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such shares be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any Ordinary Shares offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

In addition to the offering of the Ordinary Shares in the United States, the underwriters may, subject to applicable foreign laws, also offer the Ordinary Shares in certain countries.

Price Stabilization, Short Positions, and Penalty Bids

Until the distribution of the Ordinary Shares offered by this prospectus is completed, rules of the SEC may limit the ability of the underwriters to bid for and to purchase our Ordinary Shares. As an exception to these rules, the underwriters may engage in transactions effected in accordance with Regulation M under the Exchange Act that are intended to stabilize, maintain, or otherwise affect the price of our Ordinary Shares. The underwriters may engage in over-allotment sales, syndicate-covering transactions, stabilizing transactions, and penalty bids in accordance with Regulation M.

•        Stabilizing transactions consist of bids or purchases made by the managing underwriter for the purpose of preventing or slowing a decline in the market price of our securities while this offering is in progress.

•        Short sales and over-allotments occur when the managing underwriter, on behalf of the underwriting syndicate, sells more of our shares than they purchase from us in this offering. In order to cover the resulting short position, the managing underwriter may exercise the over-allotment option described above and/or may engage in syndicate-covering transactions. There is no contractual limit on the size of any syndicate-covering transaction. The underwriters will deliver a prospectus in connection with any such short sales. Purchasers of shares sold short by the underwriters are entitled to the same remedies under the federal securities laws as any other purchaser of units covered by the registration statement.

•        Syndicate-covering transactions are bids for or purchases of our securities on the open market by the managing underwriter on behalf of the underwriters in order to reduce a short position incurred by the managing underwriter on behalf of the underwriters.

•        A penalty bid is an arrangement permitting the managing underwriter to reclaim the selling concession that would otherwise accrue to an underwriter if the Ordinary Shares originally sold by the underwriter were later repurchased by the managing underwriter and therefore were not effectively sold to the public by such underwriter.

Stabilization, syndicate-covering transactions, and penalty bids may have the effect of raising or maintaining the market price of our Ordinary Shares or preventing or delaying a decline in the market price of our Ordinary Shares. As a result, the price of our Ordinary Shares may be higher than the price that might otherwise exist in the open market.

Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the prices of our Ordinary Shares. These transactions may occur on Nasdaq or on any trading market. If any of these transactions are commenced, they may be discontinued without notice at any time.

Notice to Prospective Investors in Hong Kong

The contents of this prospectus have not been reviewed by any regulatory authority in Hong Kong. You are advised to exercise caution in relation to the offer. If you are in any doubt about any of the contents of this prospectus, you should obtain independent professional advice. Please note that (i) our shares may not be offered or sold in Hong Kong, by means of this prospectus or any document other than to “professional investors” within the meaning of Part I of Schedule 1 of the SFO and any rules made thereunder, or in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap.32, Laws of Hong Kong) (“CO”) or which do not constitute an offer or invitation to the public for the purpose of the CO or the SFO; and (ii) no advertisement, invitation, or document relating to our shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the shares that are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the SFO and any rules made thereunder.

Notice to Prospective Investors in the PRC

This prospectus may not be circulated or distributed in the PRC and the shares may not be offered or sold, and will not be offered or sold, to any person or re-offered or resold directly or indirectly to any resident of the PRC, except pursuant to applicable laws, rules, and regulations of the PRC. For the purpose of this paragraph only, the PRC does not include Taiwan and the special administrative regions of Hong Kong and Macau.

Notice to Prospective Investors in Taiwan, the Republic of China

The Ordinary Shares have not been and will not be registered with the Financial Supervisory Commission of Taiwan, the Republic of China, pursuant to relevant securities laws and regulations, and may not be offered or sold in Taiwan through a public offering or in any manner that would constitute an offer within the meaning of the Securities and Exchange Act of Taiwan or would otherwise require registration with or the approval of the Financial Supervisory Commission of Taiwan.

Notice to Prospective Investors in the Cayman Islands

The shares are not being, and may not be offered to, the public or to any person in the Cayman Islands for purchase or subscription by us or on our behalf. The shares may be offered to exempted companies incorporated under the Companies Act (as revised) (as amended), but only where the offer will be made to, and received by, the relevant Cayman Islands company entirely outside of the Cayman Islands.

EXPENSES RELATED TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding the underwriting discounts and commissions and non-accountable expense allowance, that are expected to be incurred in connection with the sale of Ordinary Shares in this offering. With the exception of the registration fee payable to the SEC, the Nasdaq Capital Market listing fee, and the filing fee payable to FINRA, all amounts are estimates.

SEC registration fee	$	*
The Nasdaq Capital Market listing fee		*
FINRA filing fee		*
Printing and engraving expenses		24,000
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fee and expenses		*
Miscellaneous		*
Total		*

____________

*        To be completed by amendment.

LEGAL MATTERS

We are being represented by K&L Gates LLP with respect to certain legal matters of U.S. federal securities. We may rely upon CFN Lawyers with respect to matters governed by Hong Kong law. The validity of our shares and certain other matters of Cayman Islands law will be passed upon for us by Appleby. EF Hutton, division of Benchmark Investments, LLC, the representative of the underwriters, is being represented by The Crone Law Group P.C. in connection with this offering.

EXPERTS

The consolidated financial statements as of and for the years ended March 31, 2021 and 2020, included in this prospectus have been so included in reliance on the report of ZH CPA, LLC, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting. The registered business address of ZH CPA, LLC is 1600 Broadway, Suite 1600, Denver, Colorado, 80202 USA.

ENFORCEMENT OF CIVIL LIABILITIES

We are incorporated under the laws of the Cayman Islands as an exempted company with limited liability. We are incorporated in the Cayman Islands because of certain benefits associated with being a Cayman Islands exempted company, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of foreign exchange control or currency restrictions, and the availability of professional and support services. However, the Cayman Islands has a less developed body of securities laws as compared to the United States and provides less protection for investors. In addition, Cayman Islands companies do not have standing to sue before the federal courts of the United States.

Substantially all of our assets are located outside the United States. In addition, most of our directors and executive officers are nationals or residents of jurisdictions other than the United States and substantially all of their assets are located outside the United States. As a result, it may be difficult or impossible for you to effect service of process within the United States upon us or these persons, or to enforce judgments obtained in U.S. courts against us or them, including judgments predicated upon the civil liability provisions of the securities laws of the United States, or any state in the United States. It may also be difficult for you to enforce judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our executive officers and directors.

We have appointed Cogency Global Inc. as our agent to receive service of process with respect to any action brought against us in the United States in connection with this offering under the federal securities laws of the United States or of any state in the United States.

Cayman Islands

Enforceability

Appleby, our counsel as to the laws of the Cayman Islands has advised us that there is uncertainty as to whether the courts of the Cayman Islands would (i) recognize or enforce judgments of U.S. courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States, or (ii) entertain original actions brought in the Cayman Islands against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Appleby has informed us that any final and conclusive judgment for a definite sum (not being a sum payable in respect of taxes or other charges of a like nature nor a fine or other penalty) and/or certain non-monetary judgments rendered in any action or proceedings brought against our Company in a foreign court (other than certain judgments of a superior court of certain states of the Commonwealth of Australia) will be recognized as a valid judgment by the courts of the Cayman Islands without re-examination of the merits of the case. On general principles, we would expect such proceedings to be successful provided that the court which gave the judgment was competent to hear the action in accordance with private international law principles as applied in the Cayman Islands and the judgment is not contrary to public policy in the Cayman Islands, has not been obtained by fraud or in proceedings contrary to natural justice.

Substantially all of our assets are located outside the United States. In addition, a majority of our directors and officers are nationals or residents of jurisdictions other than the United States and all or a substantial portion of their assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or these persons.

Name	Position	Nationality	Residence
Mr. Keung Yun Yuen	Chairman of the board	Chinese	Hong Kong
Mr. Chan Lee Chuen	Director, Chief Executive Officer	Chinese	Hong Kong
Ms. Choi Hiu Ying	Chief Financial Officer	Chinese	Hong Kong
Mr. Thirupathi Nachiappan	Independent Non-executive Director	Indian	Hong Kong
Mr. Wong Heung Ming	Independent Non-executive Director	Chinese	Hong Kong
Dr. Liu Yuk Shing	Independent Non-executive Director	Chinese	Hong Kong
Mr. Ng Wai Leung	Quality Surveyor Manager	Chinese	Hong Kong

Hong Kong

CFN Lawyers, our counsel as to the laws of Hong Kong, has advised us that there is uncertainty as to whether the courts of Hong Kong would (i) recognize or enforce judgments of U.S. courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States, or (ii) entertain original actions brought in Hong Kong against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

A judgment of a court in the United States predicated upon U.S. federal or state securities laws may be enforced in Hong Kong at common law by bringing an action in a Hong Kong court on that judgment for the amount due thereunder and then seeking summary judgment on the strength of the foreign judgment, provided that the foreign judgment, among other things, is (1) for a debt or a definite sum of money (not being taxes or similar charges to a foreign government taxing authority or a fine or other penalty), and (2) final and conclusive on the merits of the claim, but not otherwise. Such a judgment may not, in any event, be so enforced in Hong Kong if (a) it was obtained by fraud, (b) the proceedings in which the judgment was obtained were opposed to natural justice, (c) its enforcement or recognition would be contrary to the public policy of Hong Kong, (d) the court of the United States was not jurisdictionally competent, or (e) the judgment was in conflict with a prior Hong Kong judgment.

Hong Kong has no arrangement for the reciprocal enforcement of judgments with the United States. As a result, there is uncertainty as to the enforceability in Hong Kong, in original actions or in actions for enforcement, of judgments of U.S. courts of civil liabilities predicated solely upon the federal securities laws of the United States or the securities laws of any state or territory within the United States.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement (including amendments and exhibits to the registration statement) on Form F-1 under the Securities Act. This prospectus, which forms a part of the registration statement, does not contain all of the information included in the registration statement and the exhibits and schedules to the registration statement. Certain information is omitted, and you should refer to the registration statement and its exhibits and schedules for that information. If a document has been filed as an exhibit to the registration statement, we refer you to the copy of the document that has been filed. Each statement in this prospectus relating to a document filed as an exhibit is qualified in all respects by the filed exhibit.

You may review a copy of the registration statement, including exhibits and any schedule filed therewith, and obtain copies of such materials at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains a website at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers, like us, which file electronically with the SEC.

Upon completion of this offering, we will be subject to the information reporting requirements of the Exchange Act applicable to foreign private issuers. Accordingly, we will be required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. Those reports may be inspected without charge at the locations described above. As a foreign private issuer, we will be exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors, and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

We maintain a website at www.chikock.com.hk. Information contained on, or that can be accessed through, our website is not a part of, and shall not be incorporated by reference into, this prospectus.

CHI KO HOLDINGS LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of
Chi Ko Holdings Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Chi Ko Holdings Limited and its subsidiaries (the “Company”) as of March 31, 2021 and 2020, and the related consolidated statement of operations, comprehensive income, changes in shareholders’ equity, and cash flows for each of the years in the two-year period ended March 31, 2021, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2021 and 2020, and the results of its operations and its cash flows for each of the years in the two-year period ended March 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ ZH CPA, LLC

We have served as the Company’s auditor since 2022.

Denver, Colorado

May 11, 2022

CHI KO HOLDINGS LIMITED
CONSOLIDATED BALANCE SHEETS

	As of March 31,
	2020	2021
	USD	USD
Assets
Current assets:
Cash and cash equivalents	606,881	2,241,323
Restricted cash	76,923	115,385
Accounts receivable, net	4,233,984	4,683,606
Contract assets	3,253,547	4,633,914
Prepayment, deposits and other receivable – current	137,327	207,801
Due from a director	72,797	15,603
Total current assets	8,381,459	11,897,632

Right-of-use assets – Finance lease	20,396	103,677
Right-of-use assets – Operating lease	79,407	85,046
Prepayment and deposits – non-current	214,423	481,603
Deferred tax assets	13,909	15,027
Total non-current assets	328,135	685,353
TOTAL ASSETS	8,709,594	12,582,985

Liabilities
Current liabilities:
Bank loans – current	422,050	572,292
Finance lease liabilities – current	11,574	22,078
Operating lease liabilities – current	51,715	59,413
Accounts payable, accruals, and other current liabilities	5,505,146	5,651,494
Contract liabilities	347,142	368,299
Income taxes payable	54,575	316,778
Total current liabilities	6,392,202	6,990,354

Non-current liabilities
Bank loans – non-current	—	677,574
Finance lease liabilities – non-current	3,951	80,043
Operating lease liabilities – non-current	23,834	24,457
Total non-current liabilities	27,785	782,074
TOTAL LIABILITIES	6,419,987	7,772,428

Commitments and contingencies	—	—

Shareholders’ equity
Ordinary shares US$0.0001 par value; 500,000,000 shares authorized; 11,250,000 and 11,250,000 shares issued and outstanding	1,125	1,125
Additional paid in capital	256,410	256,410
Retained earnings	2,032,072	4,553,022
Total shareholders’ equity	2,289,607	4,810,557
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	8,709,594	12,582,985

The accompanying notes are an integral part of these consolidated financial statements.

CHI KO HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

	For the year ended March 31,
	2020	2021
	USD	USD
Revenues	22,031,005	32,395,056
Cost of sales	(19,589,907)	(27,991,473)
Gross profit	2,441,098	4,403,583

Operating expenses:
General and administrative expenses	(608,135)	(632,224)
Total operating expenses	(608,135)	(632,224)
Income from operations	1,832,963	3,771,359
Other income	6,419	178,661
Interest expense	(4,285)	(55,819)
Income before tax expense	1,835,097	3,894,201
Income tax expense	(280,295)	(604,020)
Net income	1,554,802	3,290,181

Other comprehensive income	—	—
Total comprehensive income	1,554,802	3,290,181

Net income per share attributable to ordinary shareholders
Basic and diluted	0.14	0.29
Weighted average number of ordinary shares used in computing net income per share
Basic and diluted	11,250,000	11,250,000

The accompanying notes are an integral part of these consolidated financial statements.

CHI KO HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Ordinary shares		Additional Paid-in Capital	Retained Earnings	Total Stockholders’ Equity
	Number of Shares	Amount
		USD	USD	USD	USD
Balance as of April 1, 2019	11,250,000	1,125	256,410	1,374,706	1,632,241
Dividend paid	—	—	—	(897,436)	(897,436)
Net income	—	—	—	1,554,802	1,554,802
Balance as of March 31, 2020	11,250,000	1,125	256,410	2,032,072	2,289,607
Dividend paid	—	—	—	(769,231)	(769,231)
Net income	—	—	—	3,290,181	3,290,181
Balance as of March 31, 2021	11,250,000	1,125	256,410	4,553,022	4,810,557

The accompanying notes are an integral part of these consolidated financial statements.

CHI KO HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the year ended March 31,
	2020	2021
	USD	USD
Operating activities
Net income	1,554,802	3,290,181
Non-cash item adjustments:
Non-cash operating lease expense	31,328	99,634
Depreciation	9,413	17,872
Credit loss	38,989	25,840
Change in operating assets and liabilities:
Change in accounts receivable	(2,260,167)	(454,649)
Change in prepayment, deposits and other receivable	(63,895)	(337,654)
Change in due from a director	153,725	57,194
Change in accounts payable, accruals, and other current liabilities	1,921,240	146,348
Change in income tax payable	(188,345)	262,203
Change in deferred tax assets	(5,499)	(1,118)
Change in contract assets	(751,296)	(1,401,180)
Change in contract liabilities	256,120	21,157
Change in lease liabilities – operating lease	(35,186)	(96,952)
Cash provided by operating activities	661,229	1,628,876

Investing activities
Cash provided by investing activities	—	—

Financing activities
Dividends paid	(897,436)	(769,231)
Proceeds from share issuance	1,125	—
Proceeds from new bank loans	459,872	1,536,296
Repayment of bank loans	(37,822)	(708,480)
Principal payment of finance lease liabilities	(11,157)	(14,557)
Cash (used in)/provided by financing activities	(485,418)	44,028
Net change in cash and cash equivalents and restricted cash	175,811	1,672,904
Cash and cash equivalents and restricted cash as of beginning of the year	507,993	683,804
Cash and cash equivalents and restricted cash as of the end of the year	683,804	2,356,708

Supplementary Cash Flows Information
Cash paid for interest	(2,014)	(52,031)
Cash paid for income tax	(474,141)	(342,934)

The accompanying notes are an integral part of these consolidated financial statements.

CHI KO HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.    ORGANIZATION AND PRINCIPAL ACTIVITIES

Chi Ko Holdings Limited (the “Company”) was incorporated in the Cayman Islands on March 29, 2022 under the Companies Act as an exempted company with limited liability. The Company conducts its primary operations of construction works services in Hong Kong through its indirectly held wholly owned subsidiaries that are incorporated and domiciled in Hong Kong, namely Chiu & Lee Partners Construction Company Limited. The Company holds Chiu & Lee Partners Construction Company Limited (“Chiu & Lee Partners”) via a wholly owned subsidiary, namely Orange Space Limited (“Orange Space”) which was incorporated and is domiciled in the British Virgin Islands.

Details of the Company and its subsidiaries are set out in the table as follows:

Name	Date of incorporation	Percentage of effective ownership		Place of incorporation	Principal activities
		2020	2021
Chi Ko Holdings Limited	March 29, 2022	Parent	Parent	Cayman Islands	Investment holdings
Orange Space Limited	February 22, 2022	100%	100%	The British Virgin Islands	Investment holdings
Chiu & Lee Partners Construction Company Limited	June 19, 1981	100%	100%	Hong Kong	Provision of construction works services

Reorganization

Pursuant to the Company’s reorganization (“Reorganization”) that took place on April 13, 2022 (“Closing Date”), the former shareholders of Chiu & Lee Partners, namely Keung, Yun Yuen transferred all the shares of, inter alia, Chiu & Lee Partners to Orange Space in consideration of Orange Space allotting and issuing 99 shares to the Company credited as fully paid.

Following such share exchanges, Orange Space and Chiu & Lee Partners became the Company’s wholly-owned subsidiaries, whereas Fly Cloud Limited became the controlling shareholders of the Company holding 100% of the issued share capital of the Company respectively.

The combination has been treated as a corporate restructuring (reorganization) of entities under common control and thus the current capital structure has been retroactively presented in prior periods as if such structure existed at that time and in accordance with ASC 805-50-45-5, the entities under common control are presented on a combined basis for all periods to which such entities were under common control. Since all of the subsidiaries were under common control for the entirety of the years ended March 31, 2021 and 2020, the results of these subsidiaries are included in the financial statements for both periods. (“Reorganization”). After the Restructuring, the Company has 11,250,000 ordinary shares issued and outstanding.

The discussion and presentation of financial statements herein assumes the completion of the Restructuring, which is accounted for retroactively as if it occurred on April 1, 2019, and the equity has been restated to reflect the change as well.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The consolidated financial statements include all accounts of the Company and its wholly owned subsidiaries (Collectively, the “Company”) and have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

Consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All inter-company transactions and balances between the Company and its subsidiaries have been eliminated upon consolidation.

CHI KO HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Measurement of credit losses on financial instruments

Effective April 1, 2019, the Company adopted ASU 2016-13, “Financial Instruments — Credit Losses (Topic 326) — Measurement of Credit Losses on Financial Instruments,” using the modified retrospective approach for insurance and reinsurance premium balances receivable, reinsurance recoverable on unpaid losses and loss expenses and mortgage loans, held for investment. The Company assessed that the impact of adoption of ASU 2016-13 was $nil. This guidance replaced the “incurred loss” impairment methodology with an approach based on “expected losses” to estimate credit losses on certain types of financial instruments and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. The guidance requires financial assets to be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the cost of the financial asset to present the net carrying value at the amount expected to be collected on the financial asset.

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. The most significant estimates relate to revenue recognition, allowance for credit losses associated with the accounts receivables, retention receivables, contract assets, and valuation allowance for deferred tax assets. Management believes that the estimates utilized in preparing its consolidated financial statements are reasonable and prudent. Actual results could differ from these estimates.

The measurement of the expected credit loss allowance for financial assets measured at amortized cost is an area that requires the use of significant assumptions about future economic conditions and credit behaviour (e.g. the likelihood of customers defaulting and the resulting losses). A number of significant judgements are also required in applying the accounting requirements for measuring expected credit loss, such as:

•        Determining criteria for significant increase in credit risk;

•        Choosing appropriate models and assumptions for the measurement of expected credit loss.

Risks and uncertainties

The main operations of the Company are located in Hong Kong. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by political, economic, and legal environments in Hong Kong, as well as by the general state of the economy in Hong Kong. The Company’s results may be adversely affected by changes in the political, regulatory and social conditions in Hong Kong. Although the Company has not experienced losses from these situations and believes that it is in compliance with existing laws and regulations including its organization and structure disclosed in Note 1, such experience may not be indicative of future results.

The Company’s business, financial condition and results of operations may also be negatively impacted by risks related to natural disasters, extreme weather conditions, health epidemics and other catastrophic incidents, which could significantly disrupt the Company’s operations.

Concentration risks

Significant customers and suppliers are those that account for greater than 10% if the Company’s revenue and purchase, respectively.

CHI KO HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

During the years ended March 31, 2021 and 2020, there were three and four customers generated income which accounted for over 10% of the total revenue generated for that year, respectively. The details are as follows:

	As of March 31,
	2020	2021
	USD	USD
Customer A	N/A	40.2%
Customer B	33.5%	19.0%
Customer C	14.9%	11.3%
Customer D	14.8%	N/A
Customer E	11.5%	N/A*

____________

*        The corresponding revenue did not contribute over 10% of the Company’s total revenue.

As of March 31, 2021 and 2020, accounts receivable due from these customers as a percentage of consolidated accounts receivable are as follows:

	As of March 31,
	2020	2021
	USD	USD
Customer A	—	19.6%
Customer B	32.8%	—
Customer C	—	10.1%
Customer D	11.5%	—
Customer E	—	—

As of March 31, 2021 and 2020, there were two and three suppliers which accounted for over 10% of the total consolidated accounts payable, respectively. The details are as follows:

	As of March 31,
	2020	2021
	USD	USD
Supplier A	13.1%	19.1%
Supplier B	23.1%	13.3%
Supplier C	17.4%	N/A *

____________

*        The corresponding accounts payable did not contribute over 10% of the Company’s total consolidated accounts payable.

Foreign currency translation and transaction and Convenience translation

The Company’s reporting currency is the USD. The Company’s operations are principally conducted in Hong Kong where Hong Kong dollar is the functional currency.

Transactions denominated in other than the functional currencies are re-measured into the functional currency of the entity at the exchange rates prevailing on the transaction dates. Monetary assets and liabilities denominated in currencies other than the applicable functional currencies are translated into the functional currency at the prevailing rates of exchange at the balance date. The resulting exchange differences are reported in the statements of operations and comprehensive income.

The exchanges rates used for translation from Hong Kong dollar to USD was 7.8000, a pegged rate determined by the linked exchange rate system in Hong Kong. This pegged rate was used to translate Company’s balance sheets, income statement items and cash flow items for both 2021 and 2020.

CHI KO HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Certain Risks and Concentration

The main operations of the Company are located in Hong Kong. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by political, economic, and legal environments in Hong Kong, as well as by the general state of the economy in Hong Kong. The Company’s results may be adversely affected by changes in the political, regulatory and social conditions in Hong Kong. Although the Company has not experienced losses from these situations and believes that it is in compliance with existing laws and regulations including its organization and structure disclosed in Note 1, such experience may not be indicative of future results.

The Company’s business, financial condition and results of operations may also be negatively impacted by risks related to natural disasters, extreme weather conditions, health epidemics and other catastrophic incidents, which could significantly disrupt the Company’s operations.

Following the Outbreak of COVID-19 (the “Outbreak”), a series of precautionary and control measures have been and will continue to be implemented in Hong Kong. The directors of the Company will keep continuous attention on monitoring the development of the Outbreak. Based on the currently available information, the directors of the Company consider that the Outbreak would not have a material financial impact on the Company’s overall operation and sales performance.

Credit Risk

Credit risk is the potential financial loss to the Company resulting from the failure of a customer or a counterparty to settle its financial and contractual obligations to the Company, as and when they fall due. As the Company does not hold any collateral, the maximum exposure to credit risk is the carrying amounts of trade and other receivables (exclude prepayments) and cash and bank deposits presented on the consolidated statements of financial position. The Company has no other financial assets which carry significant exposure to credit risk.

As an infectious disease, the Outbreak was first reported in late December 2019 and has since spread to various countries all over the world. On 11 March 2020, the World Health Organization announced that COVID-19 be characterized as a pandemic based on its assessment and the governments of different countries have taken drastic measures to curb the spread of the Epidemic. The Epidemic has not only endangered the health of citizens but has also disrupted the business operations of various enterprises. While the Company’s business operations are primarily based in Hong Kong and the Company’s customers are located in Hong Kong, there was no significant impact on the Company’s business in 2020 and 2021 given that all of the construction sites remained open with normal working hours since the Outbreak.

Interest Rate Risk

The Company is exposed to interest rate risk primarily relates to the variable-rate bank loans and is mainly concentrated on the fluctuation of Hong Kong Prime Rate arising from the Company’s bank loans. The Company has not used any derivative instruments to mitigate its exposure associated with interest rate risk.

Labor Price Risk

Our business requires a substantial number of personnel. Any failure to retain stable and dedicated labor by us may lead to disruption to our business operations. Although we have not experienced any labor shortage to date, we have observed an overall tightening and increasingly competitive labor market. We have experienced, and expect to continue to experience, increases in labor costs due to increases in salary, social benefits and employee headcount. We compete with other companies in our industry and other labor-intensive industries for labor, and we may not be able to offer competitive remuneration and benefits compared to them. If we are unable to manage and control our labor costs, our business, financial condition and results of operations may be materially and adversely affected.

Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

CHI KO HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Typically, the Company ensures that it has sufficient cash on demand to meet expected operational expenses for a period of 60 days, including the servicing of financial obligations; this excludes the potential impact of extreme circumstances that cannot reasonably be predicted, such as natural disasters.

Fair Value Measurement

Accounting guidance defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact, and it considers assumptions that market participants would use when pricing the asset or liability.

Accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Accounting guidance establishes three levels of inputs that may be used to measure fair value:

•        Level 1: Quoted prices in active markets for identical assets or liabilities.

•        Level 2: Observable, market-based inputs, other than quoted prices, in active markets for identical asset or.

•        Level 3: Unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

The Company’s financial instrument include cash and cash equivalents, restricted cash, accounts receivable, deposit and other receivable, accounts payables and accruals, contract assets, lease liabilities and due from a director. The carrying amounts of these financial instruments approximate their fair values due to the short-term nature of these instruments.

The Company noted no transfers between levels during any of the periods presented. The Company did not have any instruments that were measured at fair value on a recurring nor non-recurring basis as of March 31, 2021 and 2020.

Related Parties

The Company adopted ASC 850, Related Party Disclosures, for the identification of related parties and disclosure of related party transactions.

Cash and Cash Equivalents

Cash and cash equivalents consist of petty cash on hand and cash held in banks, which are highly liquid and have original maturities of three months or less and are unrestricted as to withdrawal or use. The Company maintains all bank accounts in Hong Kong. Cash balances in bank accounts in Hong Kong are protected under Deposit Protection Scheme in accordance with the Deposit Protection Scheme Ordinance. The maximum protection is up to HK$500,000 per depositor per Scheme member, including both principal and interest.

Restricted Cash

Restricted cash represent cash deposits pledged to a bank to secure banking facilities granted to a wholly-owned subsidiary of the Company for bank loans amounted to US$1,249,866 and US$422,050 with interest bearing ranging from 2.75% per annum to 5% per annum as at 31 March 2021 and 2020, respectively.

Accounts Receivable Net

Accounts receivable represent an unconditional right to consideration arising from our performance under contracts with customers which include retainage amount that is conditional only on the passage of time. The Company grant credit to customers, without collateral, under normal payment terms (typically 30 to 60 days after

CHI KO HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

invoicing). Generally, invoicing occurs within 45 days after the related works are performed. The carrying value of such receivable, net of the expected credit loss and allowance for doubtful accounts, represents its estimated realizable value. The Company expect to collect the outstanding balance of current accounts receivable, net within the next 12 months. The Company has elected to use probability of default and loss given default methods to estimate allowance for credit loss.

For those past due balances over 120 days and other higher risk receivables identified by management are reviewed individually for collectability. In establishing an allowance for credit losses, the Company evaluates its contract receivables and contract assets and thoroughly reviews historical collection experience, the financial condition of its customers, billing disputes and other factors. The Company writes off potentially uncollectible accounts receivable against the allowance for credit losses if it is determined that the amounts will not be collected or if a settlement with respect to a disputed receivable is reached for an amount that is less than the carrying value.

Contract Assets and Contract Liabilities

Contract assets, excluding any amounts presented as receivable, included two parts: revenue recognized in excess of amounts billed, and retainage. Certain of our contracts contain retention provisions whereby a portion of the revenue earned is withheld from payment as a form of security until contractual provisions are satisfied. Contract assets were assessed for impairment in accordance with ASC 310.

Contract liabilities consist payment received from customers in excess of revenue recognized.

Contract assets and liabilities are reported in a net position on a contract-by-contract basis at the end of each reporting period.

As of March 31, 2021 and 2020, the contract liabilities balance is classified as current based on the timing of when we expect to complete the tasks required for the recognition of revenue.

Impairment of long lived assets

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Company measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Company would recognize an impairment loss, which is the excess of carrying amount over the fair value of the assets, using the expected future discounted cash flows. No impairment of long-lived assets was recognized as of March 31, 2021 and 2020.

Commitments and contingencies

In the normal course of business, the Company is subject to commitments and contingencies, including operating lease commitments, legal proceedings and claims arising out of its business that relate to a wide range of matters, such as government investigations and tax matters. The Company recognizes a liability for such contingency if it determines it is probable that a loss will occur, and a reasonable estimate of the loss can be made. The Company may consider many factors in making these assessments on liability for contingencies, including historical and the specific facts and circumstances of each matter.

Revenue recognition

In May 2014, the FASB issued Topic 606, “Revenue from Contracts with Customers”. This topic clarifies the principles for recognizing revenue and develops a common revenue standard for U.S. GAAP. Simultaneously, this topic supersedes the revenue recognition requirements in Topic 605, Revenue Recognition, and most industry-specific guidance throughout the Industry Topics of the Codification.

CHI KO HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The Company perform a majority of services including foundation, site formation, general building work and demolition under master construction agreements and other contracts that contain customer-specified construction requirements. These agreements include discrete pricing for individual tasks. A contractual agreement exists when each party involved approves and commits to the agreement, the rights of the parties and payment terms are identified, the agreement has commercial substance, and collectability of consideration is probable. Construction services are performed for the sole benefit of our customers, whereby the assets being created or maintained are controlled by the customer and the services we perform do not have alternative benefits for us. Contract revenue is recognized as our obligations are satisfied over time consistent with our services are performed and customers simultaneously receive and consume the benefits the Company provide.

The Company recognizes contract revenue over time, as performance obligations are satisfied, due to the continuous transfer of control to the customer in accordance with ASC Topic 606, Revenue from Contracts with Customers. Upon adoption of ASC Topic 606, contracts which include construction services are generally accounted for as a single deliverable (a single performance obligation) and are no longer segmented between types of services. The Company has not bundled any goods or services that are not considered distinct.

Output measures such as construction works delivered are utilized to assess progress against specific contractual performance obligations for the majority of services. The selection of the method to measure progress towards completion requires judgment and is based on the nature of the services to be provided. The Company expects the reference to progress certificates issued by customers depicts the Company’s performance in transferring control of goods or services promised to customers for individual projects, the Company satisfies the performance obligation over time and therefore, the output method using construction works delivered best represents the measure of progress against the performance obligations incorporated within the contractual agreements. This method captures the amount of works delivered pursuant to contracts and is used only when performance does not produce significant amounts of work in process prior to complete satisfaction of the performance obligation and the gross billing value of contracting work can be measured reliably. For a portion of contract items, units to be completed consist of multiple tasks. For these items, the transaction price is allocated to each task based on relative standalone measurements, such as selling prices for similar tasks, or in the alternative, the cost to perform the tasks.

The typical contract length of the Company entered is ranged from 12 months to 24 months.

Contracted but not yet recognised revenue was approximately US$61.6 million and US$24.9 million as of March 31, 2021 and 2020.

The nature of the Company’s contracts gives rise to several types of variable consideration, including unpriced change orders and claims; and liquidated damages and penalties. The Company recognizes revenue for variable consideration when it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur. The Company estimates the amount of revenue to be recognized on variable consideration using the expected value (i.e., the sum of a probability-weighted amount) or the most likely amount method, whichever is expected to better predict the amount. Factors considered in determining whether revenue associated with claims (including change orders in dispute and unapproved change orders in regard to both scope and price) should be recognized include the following: (a) the contract or other evidence provides a legal basis for the claim, (b) additional costs were caused by circumstances that were unforeseen at the contract date and not the result of deficiencies in the company’s performance, (c) claim-related costs are identifiable and considered reasonable in view of the work performed, and (d) evidence supporting the claim is objective and verifiable. If the requirements for recognizing revenue for claims or unapproved change orders are met, revenue is recorded only when the costs associated with the claims or unapproved change orders have been incurred and only up to the amount of cost incurred.

The Company generally provides limited warranties for work performed under its construction contracts. The warranty periods typically extend for a limited duration following substantial completion of the Company’s work on the project. Historically, warranty claims have not resulted in material costs incurred for which the Company was not compensated for by the customer.

There were no material amounts of unapproved change orders or claims recognized during fiscal 2021 and fiscal 2020.

CHI KO HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

General and administrative expenses

General and administrative expenses mainly consist of administrative staff cost, amortization of right-of-use assets, office supplies and upkeep expenses, legal and professional fees, and other miscellaneous administrative expenses.

Leases

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which requires lease assets and liabilities to be recorded on the balance sheet. The Company adopted this ASU and related amendments as of April 1, 2019 under the modified retrospective approach and elected to early adopt the following lease policies in conjunction with the adoption of ASU 2016-02: (i) for leases that have lease terms of 12 months or less, the Company also elected to apply ASC 842 recognition requirements; and (ii) the Company elected to apply the package of practical expedients for existing arrangements entered into prior to April 1, 2019 to not reassess (a) whether an arrangement is or contains a lease, (b) the lease classification applied to existing leases, and (c) initial direct costs.

For any new or modified lease, the Company determines whether a contract is or contains a lease at the inception of the contract. The Company records right-of-use (“ROU”) assets and lease obligations for its finance and operating leases, which are initially recognized based on the discounted future lease payments over the term of the lease. Lease term is defined as the non-cancellable period of the lease plus any options to extend or terminate the lease when it is reasonably certain that the Company will exercise the option. The Company has also elected to recognize ROU asset and lease obligations for its short-term leases, which are defined as leases with an initial term of 12 months or less. For the classes of buildings, the Company has elected to not separate lease from non-lease components. For leases in which the lease and non-lease components have been combined, the non-lease components includes expenses such as common area maintenance, utilities, and repairs and maintenance.

Income taxes

The Company accounts for income taxes under ASC 740. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures.

The Company did not accrue any liability, interest or penalties related to uncertain tax positions in its provision for income taxes line of its consolidated statements of income for the years ended March 31, 2021 and 2020, respectively. The Company does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months.

Earnings per share

Basic earnings per share is computed by dividing net earnings attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year. Diluted earnings per share reflect the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares.

CHI KO HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Recent accounting pronouncements

The Company is an “emerging growth company” (“EGC”) as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, EGC can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies.

Other accounting standards that have been issued by FASB that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption. The Company does not discuss recent standards that are not anticipated to have an impact on or are unrelated to its consolidated financial condition, results of operations, cash flows or disclosures.

3.    ACCOUNTS RECEIVABLE, NET

Accounts receivable, net, consists of the following:

	As of March 31,
	2020	2021
	USD	USD
Accounts receivable	4,293,871	4,748,520
Less: allowance for credit loss	(59,887)	(64,914)
Accounts receivable, net	4,233,984	4,683,606

The movements in the allowance for credit loss for the years ended March 31, 2020 and 2021 were as follows:

	As of March 31,
	2020	2021
	USD	USD
Balance at beginning of the year	28,624	59,887
Additions	31,263	5,027
Balance at end of the year	59,887	64,914

4.    PREPAID EXPENSES, DEPOSITS AND OTHER RECEIVABLE

Prepayment, deposits and other receivable mainly consists deposit for surety bond for the construction income and deposit for renting premises.

	As of March 31,
	2020	2021
	USD	USD
Current	137,327	207,801
Non-current	214,423	481,603
	351,750	689,404

5.    Leases

The Company leases office spaces for varying periods in Hong Kong. As the majority of the leases do not provide an implicit rate, the Company used an incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The Company’s lease agreements do not contain any material guarantees or restrictive covenants. The Company does not have any sublease activities. Short-term leases, defined as leases with initial term of 12 months or less, are also reflected on the Consolidated Balance Sheets. The most significant assets in the Company’s leasing portfolio relate to real estate. For purposes of calculating lease liabilities for such leases, the Company have combined lease and non-lease components.

CHI KO HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5.    Leases (cont.)

The components of lease expenses are as follows:

	For the year ended March 31,
	2020	2021
	USD	USD
Operating lease expense	33,598	103,422
Finance lease expense
Amortization of right-of-use assets	9,413	17,872
Interest on lease liabilities	783	2,493
Total finance lease expense	10,196	20,365

Other information about the Company’s leases is as follows:

	As of March 31,
	2020	2021
	USD	USD
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows used in operating leases	29,897	95,605
Financing cash flows used in finance leases	11,940	19,103
Right-of-use assets obtained in exchange for new operating lease liabilities	110,735	105,273
Right-of-use assets obtained in exchange for new finance lease liabilities	—	101,154
Weighted-average remaining lease term-operating	1.58 years	1.46 years
Weighted-average remaining lease term-finance	1.31 years	4.50 years
Weighted average discount rate-operating	5.00%	5.00%
Weighted average discount rate-finance	3.63%	6.65%

The following is a maturity analysis of the annual undiscounted cash flows for lease liabilities as of March 31, 2021:

	Operating leases	Finance leases	Total
	USD	USD	USD
Years ending March 31,
2022	60,656	28,370	89,026
2023	24,898	24,389	49,287
2024	—	24,389	24,389
2025	—	24,389	24,389
2026 and thereafter	—	17,226	17,226
Total undiscounted lease payments	85,554	118,763	204,317
Less: imputed interest	(1,684)	(16,642)	(18,326)
Lease liabilities recognized in the Consolidated Balance Sheet	83,870	102,121	185,991

6.    BANK LOANS

The Company’s bank loans are denominated in HKD.

As of March 31, 2021, the bank loan amounted to US$1,249,866 with interest bearing ranging from 2.75% per annum to 5% per annum. The loan is secured by the Company’s restricted bank deposit amounted to HK$900 thousand and personal guarantee was executed by the director of the Company.

The bank loan will be mature from July 2023 to May 2025 based on the scheduled repayment dates.

CHI KO HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7.    Accounts payable, accruals, and other current liabilities

Account payable, accruals and other current liabilities consists of the following:

	As of March 31,
	2020	2021
	USD	USD
Trade payables	3,461,098	3,357,697
Retention payables	2,033,535	2,279,482
Accrued expenses	10,513	14,315
	5,505,146	5,651,494

8.    CONTRACT Assets/(LIABILITIES)

	As of March 31,
	2020	2021
	USD	USD
Contract assets:
Revenue recognized in excess of amounts paid or payable (contracts receivable) to the company on uncompleted contracts (contract asset), excluding retainage	1,032,075	1,644,452
Retainage included in contract assets due to being conditional on something other than solely passage of time	2,259,600	3,048,403
Less: allowance for credit loss	(38,128)	(58,941)
Contract assets, net	3,253,547	4,633,914
Contract liabilities:
Payments received or receivable (contracts receivable) in excess of revenue recognized on uncompleted contracts (contract liability), excluding retainage	(347,142)	(368,299)
	(347,142)	(368,299)

	Year ended March 31,
	2020	2021
	USD	USD
Information about contract liabilities:
Revenue recognised that was included in contract liabilities as of April 1, 2019 and 2020	(91,022)	(347,142)

9.    income tax

The Company is subject to Hong Kong profits tax at a rate of 16.5% on their taxable income generated from operations in Hong Kong before April 1, 2018. Starting from the financial year commencing on April 1, 2018, the two-tiered profits tax regime took effect, under which the tax rate is 8.25% for assessable profits on the first HK$2 million and 16.5% for any assessable profits in excess of HK$2 million.

Composition of income tax expenses

The following table sets forth current and deferred portion of income tax expenses:

	Year ended March 31,
	2020	2021
	USD	USD
Current income tax expenses	285,795	605,137
Deferred income tax expense	(5,500)	(1,117)
Income tax expense	280,295	604,020

CHI KO HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9.    income tax (cont.)

Reconciliation between the income tax expenses computed by applying the Hong Kong enterprise tax rate to income before income taxes and actual provision were as follows:

	Year ended March 31,
	2020	2021
	USD	USD
Income before income tax	1,835,097	3,894,201
Tax expenses at Hong Kong profit tax rate of 16.5%	302,791	642,544
Tax effect of non-taxable income	(6,433)	(38,841)
Tax effect of non-deductible expenditure	13,155	23,870
Deferred income tax expense	(5,500)	(1,117)
Tax reduction allowed by Hong Kong government	(23,718)	(22,436)
Income tax expense	280,295	604,020
	As of March 31,
	2020	2021
	USD	USD
Deferred tax assets	16,172	20,436
Deferred tax liabilities	(2,263)	(5,409)
	13,909	15,027

The significant components of the Company’s deferred tax assets and liabilities are as follows:

	As of March 31,
	2020	2021
	USD	USD
Deferred tax assets:
Provision for credit loss	16,172	20,436
Total deferred tax assets	16,172	20,436
Deferred tax liabilities:
Right-of-use assets – finance lease	(2,263)	(5,409)
Total deferred tax liabilities	(2,263)	(5,409)
Net deferred tax	13,909	15,027

As of March 31, 2020 and 2021, the Company had no unrecognized tax benefit.

10.    REVENUE AND SEGMENT INFORMATION

The Company follows FASB ASC Topic 280, Segment Reporting, which requires that companies disclose segment data based on how management makes decision about allocating resources to segments and evaluating their performance. Reportable operating segments include components of an entity about which separate financial information is available and which operating results are regularly reviewed by the chief operating decision maker (“CODM”), Mr. Keung, Yun Yuen, to make decisions about resources to be allocated to the segment and assess each operating segment’s performance. The Company has primarily engaged in one segment which is the provision of construction works services and all the income is earned in Hong Kong. Much of the information provided in these consolidated financial statements is similar to, or the same as, that reviewed on a regular basis by the Company’s CODM. As a result, the Company operates and manages its business as a single operating segment. For the years ended March 31, 2021 and 2020, revenue and assets within Hong Kong contributed over 90% of the Company’s total revenue and assets.

CHI KO HOLDINGS LIMITED
NOTES TO FINANCIAL STATEMENTS

11.    CONTINGENCIES

Contingencies

In the ordinary course of business, the Company may be subject to legal proceedings regarding contractual and employment relationships and a variety of other matters. The Company records contingent liabilities resulting from such claims, when a loss is assessed to be probable, and the amount of the loss is reasonably estimable. In the opinion of management, there were no pending or threatened claims and litigation as of March 31, 2021 and through the issuance date of these consolidated financial statements.

12.    DUE FROM A DIRECTOR

Due from a director is the amount due from Mr. Keung Yun Yuen. The amount due from Mr. Keung Yun Yuen is non-trade nature, unsecured, unguaranteed, interest-free and will be settled with dividend payable to him.

13.    SUBSEQUENT EVENTS

The Company has assessed all events from March 31, 2021, up through May 11, 2022, which is the date that these consolidated financial statements are available to be issued, unless as disclosed below, there are not any material subsequent events that require disclosure in these consolidated financial statements.

F-19

CHI KO HOLDINGS LIMITED
UNAUDITED CONSOLIDATED BALANCE SHEETS

	As of March 31, 2021	As of September 30, 2021
	USD	(unaudited) USD
Assets
Current assets:
Cash and cash equivalents	2,241,323	790,949
Restricted cash	115,385	—
Accounts receivable, net	4,683,606	13,043,236
Contract assets	4,633,914	7,508,049
Prepayment, deposits and other receivable	207,801	643,023
Due from a director	15,603	1,174,794
Total current assets	11,897,632	23,160,051

Right-of-use assets – Finance lease	103,677	86,326
Right-of-use assets – Operating lease	85,046	105,831
Prepayment and deposits – non-current	481,603	271,346
Investment on life insurance policy	—	752,118
Deferred tax assets	15,027	15,027
Total non-current assets	685,353	1,230,648
TOTAL ASSETS	12,582,985	24,390,699

Liabilities
Current liabilities:
Bank loans – current	572,292	664,106
Finance lease liabilities – current	22,078	18,864
Operating lease liabilities – current	59,413	80,843
Accounts payable, accruals, and other current liabilities	5,651,494	12,633,489
Contract liabilities	368,299	624,512
Income taxes payable	316,778	804,560
Total current liabilities	6,990,354	14,826,374

Non-current liabilities
Bank loans – non-current	677,574	2,087,795
Finance lease liabilities – non-current	80,043	70,427
Operating lease liabilities – non-current	24,457	24,462
Total non-current liabilities	782,074	2,182,684
TOTAL LIABILITIES	7,772,428	17,009,058

Commitments and contingencies	—	—

Shareholders’ equity
Ordinary shares US$0.0001 par value; 500,000,000 authorized; 11,250,000 and 11,250,000 shares issued and outstanding	1,125	1,125
Additional paid in capital	256,410	256,410
Retained earnings	4,553,022	7,124,106
Total shareholders’ equity	4,810,557	7,381,641
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	12,582,985	24,390,699

The accompanying notes are an integral part of these consolidated financial statements.

CHI KO HOLDINGS LIMITED
UNAUDITED CONSOLIDATED STATEMENTS OF
OPERATIONS AND COMPREHENSIVE INCOME

	For the six-month ended September 30,
	2020	2021
	(unaudited) USD	(unaudited) USD
Revenues	12,190,283	27,824,299
Cost of sales	(10,546,404)	(24,315,258)
Gross profit	1,643,879	3,509,041
Operating expenses:
General and administrative expenses	(284,767)	(418,305)
Total operating expenses	(284,767)	(418,305)
Income from operations	1,359,112	3,090,736
Other income	155,791	14,892
Interest expense	(26,368)	(46,762)
Income before tax expense	1,488,535	3,058,866
Income tax expense	(208,702)	(487,782)
Net income	1,279,833	2,571,084

Other comprehensive income	—	—
Total comprehensive income	1,279,833	2,571,084

Net income per share attributable to ordinary shareholders
Basic and diluted	0.11	0.23
Weighted average number of ordinary shares used in computing net income per share
Basic and diluted	11,250,000	11,250,000

The accompanying notes are an integral part of these consolidated financial statements.

CHI KO HOLDINGS LIMITED
UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN
SHAREHOLDERS’ EQUITY

	Ordinary shares		Additional Paid-in Capital	Retained Earnings	Total Stockholders’ Equity
	Number of Shares	Amount
		USD	USD	USD	USD
Balance as of April 1, 2021	11,250,000	1,125	256,410	4,553,022	4,810,557
Net income	—	—	—	2,571,084	2,571,084
Balance as of September 30, 2021 (unaudited)	11,250,000	1,125	256,410	7,124,106	7,381,641
	Ordinary shares		Additional Paid-in Capital	Retained Earnings	Total Stockholders’ Equity
	Number of Shares	Amount
		USD	USD	USD	USD
Balance as of April 1, 2020	11,250,000	1,125	256,410	2,032,072	2,289,607
Net income	—	—	—	1,279,833	1,279,833
Balance as of September 30, 2020 (unaudited)	11,250,000	1,125	256,410	3,311,905	3,569,440

The accompanying notes are an integral part of these consolidated financial statements.

CHI KO HOLDINGS LIMITED
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the six-month ended September 30,
	2020	2021
	(unaudited) USD	(unaudited) USD
Operating activities
Net income	1,279,833	2,571,084
Non-cash item adjustments:
Investment loss	—	42,040
Non-cash operating lease expense	42,592	56,026
Depreciation	4,707	17,351
Credit loss	16,867	55,675
Change in operating assets and liabilities:
Change in accounts receivable	(125,995)	(8,387,523)
Change in prepayment, deposits and other receivable	(159,249)	(224,965)
Change in due from a director	(581,979)	(1,159,191)
Change in accounts payable, accruals, and other current liabilities	(353,530)	6,981,996
Change in income taxes payable	208,702	487,782
Change in contract assets	(1,461,263)	(2,901,917)
Change in contract liabilities	494,761	256,213
Change in lease liabilities – Operating lease	(43,117)	(55,376)
Cash (used in)/provided by operating activities	(677,671)	(2,260,805)

Investing activities
Payment for life insurance policy	—	(794,159)
Cash provided by/(used in) investing activities	—	(794,159)

Financing activities
Proceeds from new bank loans	1,193,362	1,881,008
Repayment of bank loans	(319,674)	(378,973)
Principal payment of finance lease liabilities	(5,735)	(12,830)
Cash provided by financing activities	867,953	1,489,205
Net change in cash and cash equivalents and restricted cash	190,282	(1,565,759)

Cash and cash equivalents and restricted cash as of beginning of the period	683,804	2,356,708
Cash and cash equivalents and restricted cash as of the end of the period	874,086	790,949

Supplementary Cash Flows Information
Cash paid for interest	(24,324)	(44,315)
Cash paid for income tax	—	—

The accompanying notes are an integral part of these consolidated financial statements.

CHI KO HOLDINGS LIMITED
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

1.    ORGANIZATION AND PRINCIPAL ACTIVITIES

Chi Ko Holdings Limited (the “Company”) was incorporated in the Cayman Islands on March 29, 2022 under the Companies Act as an exempted company with limited liability. The Company conducts its primary operations of construction works services in Hong Kong through its indirectly held wholly owned subsidiaries that are incorporated and domiciled in Hong Kong, namely Chiu & Lee Partners Construction Company Limited. The Company holds Chiu & Lee Partners Construction Company Limited via a wholly owned subsidiary, namely Orange Space Limited which was incorporated and is domiciled in the British Virgin Islands.

Details of the Company and its subsidiaries are set out in the table as follows:

	Date of incorporation	Percentage of effective ownership		Place of incorporation	Principal activities
Name		2020	2021
Chi Ko Holdings Limited	March 29, 2022	Parent	Parent	Cayman Islands	Investment holdings

Orange Space Limited	February 22, 2022	100%	100%	The British Virgin Islands	Investment holdings

Chiu & Lee Partners Construction Company Limited	June 19, 1981	100%	100%	Hong Kong	Provision of construction works services

Reorganization

Pursuant to the Company’s reorganization (“Reorganization”) that took place on April 13, 2022 (“Closing Date”), the former shareholders of Chiu & Lee Partners, namely Keung, Yun Yuen transferred all the shares of, inter alia, Chiu & Lee Partners to Orange Space in consideration of Orange Space allotting and issuing 99 shares to the Company credited as fully paid.

Following such share exchanges, Orange Space and Chiu & Lee Partners became the Company’s wholly-owned subsidiaries, whereas Fly Cloud Limited became the controlling shareholders of the Company holding 100% of the issued share capital of the Company respectively.

The combination has been treated as a corporate restructuring (reorganization) of entities under common control and thus the current capital structure has been retroactively presented in prior periods as if such structure existed at that time and in accordance with ASC 805-50-45-5, the entities under common control are presented on a combined basis for all periods to which such entities were under common control. Since all of the subsidiaries were under common control for the entirety of the six-month ended September 30, 2021 and 2020, the results of these subsidiaries are included in the financial statements for both periods. (“Reorganization”). After the Restructuring, the Company has 11,250,000 ordinary shares issued and outstanding.

The discussion and presentation of financial statements herein assumes the completion of the Restructuring, which is accounted for retroactively as if it occurred on April 1, 2019, and the equity has been restated to reflect the change as well.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying unaudited consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“US GAAP) for interim financial reporting. These unaudited interim financial statements do not include certain information and footnote disclosures as required by the U.S. GAAP for complete annual financial statements. Accordingly, these statements should be read in conjunction with the Company’s audited consolidated financial statements for the years ended March 31, 2020 and 2021.

CHI KO HOLDINGS LIMITED
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

In the opinion of the management, the accompanying unaudited consolidated financial statements reflect all normal recurring adjustments, which are necessary for a fair presentation of financial results for the interim periods presented. The Company believes that the disclosures are adequate to make the information presented not misleading. The accompanying unaudited consolidated financial statements have been prepared using the same accounting policies as used in the preparation of the Company’s consolidated financial statements for the years ended March 31, 2020 and March 31, 2021. The results of operations for the six-month periods ended September 30, 2020 and 2021 are not necessarily indicative of the results for the full years.

The financial information as of March 31, 2021 presented in the unaudited consolidated financial statements is derived from the audited consolidated financial statements for the year ended March 31, 2021.

Consolidation

The unaudited consolidated financial statements include the financial statements of the Company and its subsidiaries. All inter-company transactions and balances between the Company and its subsidiaries have been eliminated upon consolidation.

Measurement of credit losses on financial instruments

Effective April 1, 2019, the Company adopted ASU 2016-13, “Financial Instruments — Credit Losses (Topic 326) — Measurement of Credit Losses on Financial Instruments,” using the modified retrospective approach for insurance and reinsurance premium balances receivable, reinsurance recoverable on unpaid losses and loss expenses and mortgage loans, held for investment. The Company assessed that the impact of adoption of ASU 2016-13 was $nil. This guidance replaced the “incurred loss” impairment methodology with an approach based on “expected losses” to estimate credit losses on certain types of financial instruments and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. The guidance requires financial assets to be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the cost of the financial asset to present the net carrying value at the amount expected to be collected on the financial asset.

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. The most significant estimates relate to revenue recognition, allowance for doubtful accounts for credit losses associated with the accounts receivables, retention receivables, contract assets, and valuation allowance for deferred tax assets. Management believes that the estimates utilized in preparing its consolidated financial statements are reasonable and prudent. Actual results could differ from these estimates.

The measurement of the expected credit loss allowance for financial assets measured at amortized cost is an area that requires the use of significant assumptions about future economic conditions and credit behaviour (e.g. the likelihood of customers defaulting and the resulting losses). A number of significant judgements are also required in applying the accounting requirements for measuring expected credit loss, such as:

•        Determining criteria for significant increase in credit risk;

•        Choosing appropriate models and assumptions for the measurement of expected credit loss.

Risks and uncertainties

The main operations of the Company are located in Hong Kong. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by political, economic, and legal environments in Hong Kong, as well as by the general state of the economy in Hong Kong. The Company’s results may be adversely

CHI KO HOLDINGS LIMITED
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

affected by changes in the political, regulatory and social conditions in Hong Kong. Although the Company has not experienced losses from these situations and believes that it is in compliance with existing laws and regulations including its organization and structure disclosed in Note 1, such experience may not be indicative of future results.

The Company’s business, financial condition and results of operations may also be negatively impacted by risks related to natural disasters, extreme weather conditions, health epidemics and other catastrophic incidents, which could significantly disrupt the Company’s operations.

Concentration risks

During the six-month ended September 30, 2021 and 2020, there were four and two customers generated income which accounted for over 10% of the total revenue generated for that period, respectively. The details are as follows:

	For the six-month ended September 30,
	2020	2021
	USD	USD
Customer A	13.4%	40.6%
Customer B	N/A *	15.9%
Customer C	N/A *	12.3%
Customer D	N/A *	10.4%
Customer E	41.8%	N/A

____________

*        The corresponding revenue did not contribute over 10% of the Company’s total revenue.

As of September 30, and March 31, 2021, accounts receivable due from these customers as a percentage of consolidated accounts receivable are as follows:

	As of March 31, 2021	As of September 30, 2021
	USD	USD
Customer A	19.6%	52.1%
Customer B	10.1%	6.3%
Customer C	2.7%	13.4%
Customer D	11.1%	7.3%
Customer E	—	—

As of September 30, and March 31, 2021, there were two and two suppliers which accounted for over 10% of the total consolidated accounts payable, respectively. The details are as follows:

	As of March 31, 2021	As of September 30, 2021
	USD	USD
Supplier A	19.1%	43.0%
Supplier B	13.3%	N/A *
Supplier C	N/A *	17.8%

____________

*        The corresponding accounts payable did not contribute over 10% of the Company’s total consolidated accounts payable.

CHI KO HOLDINGS LIMITED
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Foreign currency translation and transaction and Convenience translation

The Company’s reporting currency is the USD. The Company’s operations are principally conducted in Hong Kong where Hong Kong dollar is the functional currency.

Transactions denominated in other than the functional currencies are re-measured into the functional currency of the entity at the exchange rates prevailing on the transaction dates. Monetary assets and liabilities denominated in currencies other than the applicable functional currencies are translated into the functional currency at the prevailing rates of exchange at the balance date. The resulting exchange differences are reported in the statements of operations and comprehensive income.

The exchanges rates used for translation from Hong Kong dollar to USD was 7.8000, a pegged rate determined by the linked exchange rate system in Hong Kong. This pegged rate was used to translate Company’s balance sheets, income statement items and cash flow items for both 2021 and 2020.

Certain Risks and Concentration

Credit Risk

Credit risk is the potential financial loss to the Company resulting from the failure of a customer or a counterparty to settle its financial and contractual obligations to the Company, as and when they fall due. As the Company does not hold any collateral, the maximum exposure to credit risk is the carrying amounts of trade and other receivables (exclude prepayments) and cash and bank deposits presented on the consolidated statements of financial position. The Company has no other financial assets which carry significant exposure to credit risk.

As an infectious disease, the outbreak of COVID-19 (the “Outbreak”) was first reported in late December 2019 and has since spread to various countries all over the world. On 11 March 2020, the World Health Organization announced that COVID-19 be characterized as a pandemic based on its assessment and the governments of different countries have taken drastic measures to curb the spread of the Epidemic. The Epidemic has not only endangered the health of citizens but has also disrupted the business operations of various enterprises. While the Company’s business operations are primarily based in Hong Kong and the Company’s customers are located in Hong Kong, there was no significant impact on the Company’s business in 2020 and 2021 given that all of the construction sites remained open with normal working hours since the Outbreak.

Interest Rate Risk

The Company is exposed to interest rate risk primarily relates to the variable-rate bank loans and is mainly concentrated on the fluctuation of Hong Kong Prime Rate arising from the Company’s bank loans. The Company has not used any derivative instruments to mitigate its exposure associated with interest rate risk.

Labor Price Risk

Our business requires a substantial number of personnel. Any failure to retain stable and dedicated labor by us may lead to disruption to our business operations. Although we have not experienced any labor shortage to date, we have observed an overall tightening and increasingly competitive labor market. We have experienced, and expect to continue to experience, increases in labor costs due to increases in salary, social benefits and employee headcount. We compete with other companies in our industry and other labor-intensive industries for labor, and we may not be able to offer competitive remuneration and benefits compared to them. If we are unable to manage and control our labor costs, our business, financial condition and results of operations may be materially and adversely affected.

Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

CHI KO HOLDINGS LIMITED
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Typically, the Company ensures that it has sufficient cash on demand to meet expected operational expenses for a period of 60 days, including the servicing of financial obligations; this excludes the potential impact of extreme circumstances that cannot reasonably be predicted, such as natural disasters.

Fair Value Measurement

Accounting guidance defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact, and it considers assumptions that market participants would use when pricing the asset or liability.

Accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Accounting guidance establishes three levels of inputs that may be used to measure fair value:

•        Level 1: Quoted prices in active markets for identical assets or liabilities.

•        Level 2: Observable, market-based inputs, other than quoted prices, in active markets for identical asset or.

•        Level 3: Unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

The Company’s financial instrument include cash and cash equivalents, restricted cash, accounts receivable, contract assets, deposit and other receivable, accounts payables and accruals, lease liabilities and due from a director. The carrying amounts of these financial instruments approximate their fair values due to the short-term nature of these instruments.

The Company noted no transfers between levels during any of the periods presented. The Company did not have any instruments, except for the investment on life insurance policy, that were measured at fair value on a recurring nor non-recurring basis as of September 30, 2021. All gains on such investments and all dividends, interest, or other income shall be credited, and all losses, expenses, or other charges in connection with such investments shall be charged to the Company’s investment on life insurance policy account.

Related parties

The Company adopted ASC 850, Related Party Disclosures, for the identification of related parties and disclosure of related party transactions.

Cash and cash equivalents

Cash and cash equivalents consist of petty cash on hand and cash held in banks, which are highly liquid and have original maturities of three months or less and are unrestricted as to withdrawal or use. The Company maintains all bank accounts in Hong Kong. Cash balances in bank accounts in Hong Kong are protected under Deposit Protection Scheme in accordance with the Deposit Protection Scheme Ordinance. The maximum protection is up to HK$500,000 per depositor per Scheme member, including both principal and interest.

Restricted cash

Restricted cash represent cash deposits pledged to a bank to secure banking facilities granted to a wholly-owned subsidiary of the Company for bank loans amounted to US$2,751,900 and US$1,249,866 with interest bearing ranging from 2.75% per annum to 5% per annum as at September 30, 2021 and March 31, 2021.

CHI KO HOLDINGS LIMITED
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Accounts Receivable, net

Accounts receivable represent an unconditional right to consideration arising from our performance under contracts with customers which include retainage amount that is conditional only on the passage of time. The Company grant credit to customers, without collateral, under normal payment terms (typically 30 to 60 days after invoicing). Generally, invoicing occurs within 45 days after the related works are performed. The carrying value of such receivable, net of the expected credit loss and allowance for doubtful accounts, represents its estimated realizable value. The Company expect to collect the outstanding balance of current accounts receivable, net within the next 12 months. The Company has elected to use probability of default and loss given default methods to estimate allowance for credit loss.

For those past due balances over 120 days and other higher risk receivables identified by management are reviewed individually for collectability. In establishing an allowance for credit losses, the Company evaluates its contract receivables and contract assets and thoroughly reviews historical collection experience, the financial condition of its customers, billing disputes and other factors. The Company writes off potentially uncollectible accounts receivable against the allowance for credit losses if it is determined that the amounts will not be collected or if a settlement with respect to a disputed receivable is reached for an amount that is less than the carrying value.

Contract Assets and Contract Liabilities

Contract assets, excluding any amounts presented as receivable, included two parts: Revenue recognized in excess of amounts billed, and retainage. Certain of our contracts contain retention provisions whereby a portion of the revenue earned is withheld from payment as a form of security until contractual provisions are satisfied. Contract assets were assessed for impairment in accordance with ASC 310.

Contract liabilities consist of payment received from customers in excess of revenue recognized.

Contract assets and liabilities are reported in a net position on a contract-by-contract basis at the end of each reporting period.

As of March 31, 2021 and September 30, 2021, the contract liabilities balance is classified as current based on the timing of when we expect to complete the tasks required for the recognition of revenue.

Impairment of long lived assets

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Company measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Company would recognize an impairment loss, which is the excess of carrying amount over the fair value of the assets, using the expected future discounted cash flows. No impairment of long-lived assets was recognized as of March 31, 2021 and September 30, 2021.

Commitments and contingencies

In the normal course of business, the Company is subject to commitments and contingencies, including operating lease commitments, legal proceedings and claims arising out of its business that relate to a wide range of matters, such as government investigations and tax matters. The Company recognizes a liability for such contingency if it determines it is probable that a loss will occur, and a reasonable estimate of the loss can be made. The Company may consider many factors in making these assessments on liability for contingencies, including historical and the specific facts and circumstances of each matter.

CHI KO HOLDINGS LIMITED
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Revenue recognition

In May 2014, the FASB issued Topic 606, “Revenue from Contracts with Customers”. This topic clarifies the principles for recognizing revenue and develops a common revenue standard for U.S. GAAP. Simultaneously, this topic supersedes the revenue recognition requirements in Topic 605, Revenue Recognition, and most industry-specific guidance throughout the Industry Topics of the Codification.

The Company perform a majority of services including foundation, site formation, general building work and demolition under master construction agreements and other contracts that contain customer-specified construction requirements. These agreements include discrete pricing for individual tasks. A contractual agreement exists when each party involved approves and commits to the agreement, the rights of the parties and payment terms are identified, the agreement has commercial substance, and collectability of consideration is probable. Construction services are performed for the sole benefit of our customers, whereby the assets being created or maintained are controlled by the customer and the services we perform do not have alternative benefits for us. Contract revenue is recognized as our obligations are satisfied over time consistent with our services are performed and customers simultaneously receive and consume the benefits the Company provide.

The Company recognizes contract revenue over time, as performance obligations are satisfied, due to the continuous transfer of control to the customer in accordance with ASC Topic 606, Revenue from Contracts with Customers. Upon adoption of ASC Topic 606, contracts which include construction services are generally accounted for as a single deliverable (a single performance obligation) and are no longer segmented between types of services. The Company has not bundled any goods or services that are not considered distinct.

Output measures such as construction works delivered are utilized to assess progress against specific contractual performance obligations for the majority of services. The selection of the method to measure progress towards completion requires judgment and is based on the nature of the services to be provided. The Company expects the reference to progress certificates issued by customers depicts the Company’s performance in transferring control of goods or services promised to customers for individual projects, the Company satisfies the performance obligation over time and therefore, the output method using construction works delivered best represents the measure of progress against the performance obligations incorporated within the contractual agreements. This method captures the amount of works delivered pursuant to contracts and is used only when performance does not produce significant amounts of work in process prior to complete satisfaction of the performance obligation and the gross billing value of contracting work can be measured reliably. For a portion of contract items, units to be completed consist of multiple tasks. For these items, the transaction price is allocated to each task based on relative standalone measurements, such as selling prices for similar tasks, or in the alternative, the cost to perform the tasks.

The typical contract length of the Company entered is ranged from 12 months to 24 months.

Contracted but not yet recognised revenue was approximately US$64.8 million as of September 30, 2021.

The nature of the Company’s contracts gives rise to several types of variable consideration, including unpriced change orders and claims; and liquidated damages and penalties. The Company recognizes revenue for variable consideration when it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur. The Company estimates the amount of revenue to be recognized on variable consideration using the expected value (i.e., the sum of a probability-weighted amount) or the most likely amount method, whichever is expected to better predict the amount. Factors considered in determining whether revenue associated with claims (including change orders in dispute and unapproved change orders in regard to both scope and price) should be recognized include the following: (a) the contract or other evidence provides a legal basis for the claim, (b) additional costs were caused by circumstances that were unforeseen at the contract date and not the result of deficiencies in the company’s performance, (c) claim-related costs are identifiable and considered reasonable in view of the work performed, and (d) evidence supporting the claim is objective and verifiable. If the requirements for recognizing revenue for claims or unapproved change orders are met, revenue is recorded only when the costs associated with the claims or unapproved change orders have been incurred and only up to the amount of cost incurred.

CHI KO HOLDINGS LIMITED
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The Company generally provides limited warranties for work performed under its construction contracts. The warranty periods typically extend for a limited duration following substantial completion of the Company’s work on the project. Historically, warranty claims have not resulted in material costs incurred for which the Company was not compensated for by the customer.

There were no material amounts of unapproved change orders or claims recognized during the six-month ended September 30, 2021 and 2020.

General and administrative expenses

General and administrative expenses mainly consist of administrative staff cost, amortization of right-of-use assets, office supplies and upkeep expenses, legal and professional fees, and other miscellaneous administrative expenses.

Leases

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which requires lease assets and liabilities to be recorded on the balance sheet. The Company adopted this ASU and related amendments as of April 1, 2019 under the modified retrospective approach and elected to early adopt the following lease policies in conjunction with the adoption of ASU 2016-02: (i) for leases that have lease terms of 12 months or less, the Company also elected to apply ASC 842 recognition requirements; and (ii) the Company elected to apply the package of practical expedients for existing arrangements entered into prior to April 1, 2019 to not reassess (a) whether an arrangement is or contains a lease, (b) the lease classification applied to existing leases, and (c) initial direct costs.

For any new or modified lease, the Company determines whether a contract is or contains a lease at the inception of the contract. The Company records right-of-use (“ROU”) assets and lease obligations for its finance and operating leases, which are initially recognized based on the discounted future lease payments over the term of the lease. Lease term is defined as the non-cancellable period of the lease plus any options to extend or terminate the lease when it is reasonably certain that the Company will exercise the option. The Company has also elected to recognize ROU asset and lease obligations for its short-term leases, which are defined as leases with an initial term of 12 months or less. For the classes of buildings, the Company has elected to not separate lease from non-lease components. For leases in which the lease and non-lease components have been combined, the non-lease components includes expenses such as common area maintenance, utilities, and repairs and maintenance.

Income taxes

The Company accounts for income taxes under ASC 740. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures.

The Company did not accrue any liability, interest or penalties related to uncertain tax positions in its provision for income taxes line of its consolidated statements of income for the years ended September 30, 2021 and 2020, respectively. The Company does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months.

CHI KO HOLDINGS LIMITED
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Earnings per share

Basic earnings per share is computed by dividing net earnings attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year. Diluted earnings per share reflect the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares.

Recent accounting pronouncements

The Company is an “emerging growth company” (“EGC”) as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, EGC can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies.

Other accounting standards that have been issued by FASB that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption. The Company does not discuss recent standards that are not anticipated to have an impact on or are unrelated to its consolidated financial condition, results of operations, cash flows or disclosures.

3.    ACCOUNTS RECEIVABLE, NET

Accounts receivable, net, consists of the following:

	As of
	March 31, 2021	September 30, 2021
	USD	USD
Accounts receivable	4,748,520	13,136,043
Less: allowance for credit loss	(64,914)	(92,807)
Accounts receivable, net	4,683,606	13,043,236

The movements in the allowance for credit loss for the year ended March 31, 2021 and six months ended September 30, 2021 were as follows:

	As of
	March 31, 2021	September 30, 2021
	USD	USD
Balance at beginning of the year/period	59,887	64,914
Additions during the year/period	5,027	27,893
Balance at end of the year/period	64,914	92,807

4.    PREPAID EXPENSES, DEPOSITS AND OTHER RECEIVABLE

Prepayment, deposits and other receivable mainly consists deposit for surety bond for the construction income and deposit for renting premises:

	As of
	March 31, 2021	September 30, 2021
	USD	USD
Current	207,801	643,023
Non-current	481,603	271,346
	689,404	914,369

CHI KO HOLDINGS LIMITED
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

5.    LEASES

The Company leases office spaces for varying periods in Hong Kong. As the majority of the leases do not provide an implicit rate, the Company used an incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The Company’s lease agreements do not contain any material guarantees or restrictive covenants. The Company does not have any sublease activities. Short-term leases, defined as leases with initial term of 12 months or less, are also reflected on the Consolidated Balance Sheets. The most significant assets in the Company’s leasing portfolio relate to real estate. For purposes of calculating lease liabilities for such leases, the Company have combined lease and non-lease components.

The components of lease expenses are as follows:

	For the six-month period ended
	September 30, 2020	September 30, 2021
	USD	USD
Operating lease expense	44,636	58,473
Finance lease expense
Amortization of right-of-use assets	4,707	17,351
Interest on lease liabilities	235	3,345
Total finance lease expense	4,942	20,696

Other information about the Company’s leases is as follows:

	For the six-month period ended
	September 30, 2020	September 30, 2021
	USD	USD
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows used in operating leases	40,969	56,779
Financing cash flows used in finance leases	5,970	16,175
Right-of-use assets obtained in exchange for new operating lease liabilities	62,660	76,811
Right-of-use assets obtained in exchange for new finance lease liabilities	—	—
Weighted-average remaining lease term-operating	1.48 years	1.29 years
Weighted-average remaining lease term-finance	0.81 years	4.17 years
Weighted average discount rate-operating	5.00%	5.00%
Weighted average discount rate-finance	3.63%	6.77%

The following is a maturity analysis of the annual undiscounted cash flows for lease liabilities as of September 30, 2021:

	Operating leases	Finance leases	Total
	USD	USD	USD
Years ending September 30,
2022	83,554	24,389	107,943
2023	24,795	24,389	49,184
2024	—	24,389	24,389
2025	—	24,389	24,389
2026 and thereafter	—	5,032	5,032
Total undiscounted lease payments	108,349	102,588	210,937
Less: imputed interest	(3,044)	(13,297)	(16,341)
Lease liabilities recognized in the Consolidated Balance Sheet	105,305	89,291	194,596

CHI KO HOLDINGS LIMITED
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

6.    BANK LOANS

The Company’s bank loans are denominated in HKD.

As of September 30, 2021, the bank loan amounted to US$2,751,900 with interest bearing ranging from 2.75% per annum to 5% per annum. The loan is secured by the personal guarantee executed by a director of the Company wholly-owned subsidiary.

The bank loan will be mature from January 2023 to July 2028 based on the scheduled repayment dates.

7.    INVESTMENT ON LIFE INSURANCE POLICY

During the six-month ended September 30, 2021, Chiu & Lee Partners entered into a life insurance policy with a bank to insure Mr. Keung Yun Yuen, the director of the Company, and paid a single premium of US$794,159 at inception. Under the life insurance policy, Chiu & Lee Partners is the beneficiary and policy holder and the insured sum is US$1,532,883. The insurance company will pay Chiu & Lee Partners a guaranteed interest rate of 4.25% per annum for the first year and a variable return per annum afterwards (with guaranteed minimum interest rate of 2% per annum) during the effective period of the policy.

During the six-month ended September 30, 2021, the Company incurred a loss of HK$388,615 on the investment on life insurance policy due to the one-off initial subscription fee.

8.    Accounts payable, accruals, and other current liabilities

Account payable, accruals and other current liabilities consists of the following:

	As of
	March 31, 2021	September 30, 2021
	USD	USD
Trade payables	3,357,697	9,225,910
Retention payables	2,279,482	3,396,683
Accrued expenses	14,315	10,987
	5,651,494	12,633,490

9.    CONTRACT Assets/(LIABILITIES)

	As of
	March 31, 2021	September 30, 2021
	USD	USD
Contract assets:
Revenue recognized in excess of amounts paid or payable (contracts receivable) to the company on uncompleted contracts (contract asset), excluding retainage	1,644,452	2,480,482

Retainage included in contract assets due to being conditional on something other than solely passage of time	3,048,403	5,114,290
Less: allowance for credit loss	(58,941)	(86,723)
Contract assets, net	4,633,914	7,508,049

Contract liabilities:
Payments received or receivable (contracts receivable) in excess of revenue recognized on uncompleted contracts (contract liability), excluding retainage	(368,299)	(624,512)
	(368,299)	(624,512)

We recognised revenue of US$0.37 million for the six-month period ended September 30, 2021, which was previously included in the contract liability at April 1, 2021.

CHI KO HOLDINGS LIMITED
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

10.    income tax

The Company is subject to Hong Kong profits tax at a rate of 16.5% on their taxable income generated from operations in Hong Kong before April 1, 2018. Starting from the financial year commencing on April 1, 2018, the two-tiered profits tax regime took effect, under which the tax rate is 8.25% for assessable profits on the first HK$2 million and 16.5% for any assessable profits in excess of HK$2 million.

Composition of income tax expenses

The following table sets forth current and deferred portion of income tax expenses:

	Six-month ended September 30,
	2020	2021
	USD	USD
Current income tax expenses	208,702	487,782
Deferred income tax expense	—	—
Income tax expense	208,702	487,782

Reconciliation between the income tax expenses computed by applying the Hong Kong enterprise tax rate to income before income taxes and actual provision were as follows:

	Six-month ended September 30,
	2020	2021
	USD	USD
Income before income tax	1,488,535	3,058,866
Tax expenses at Hong Kong profit tax rate of 16.5%	245,608	504,713
Tax effect of non-taxable income	(25,191)	(15,788)
Tax effect of non-deductible expenditure	10,721	21,293
Tax reduction allowed by Hong Kong government	(22,436)	(22,436)
Income tax expense	208,702	487,782

	As of
	March 31, 2021	September 30, 2021
	USD	USD
Deferred tax assets	20,436	20,436
Deferred tax liabilities	(5,409)	(5,409)
	15,027	15,027

The significant components of the Company’s deferred tax assets and liabilities are as follows:

	As of
	March 31, 2021	September 30, 2021
	USD	USD
Deferred tax assets:
Provision for credit loss	20,436	20,436
Total deferred tax assets	20,436	20,436
Deferred tax liabilities:
Right-of-use assets – finance lease	(5,409)	(5,409)
Total deferred tax liabilities	(5,409)	(5,409)
Net deferred tax	15,027	15,027

As of March 31, 2021 and September 30, 2021, the Company had no unrecognized tax benefit.

CHI KO HOLDINGS LIMITED
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

11.    REVENUE AND SEGMENT INFORMATION

The Company follows FASB ASC Topic 280, Segment Reporting, which requires that companies disclose segment data based on how management makes decision about allocating resources to segments and evaluating their performance. Reportable operating segments include components of an entity about which separate financial information is available and which operating results are regularly reviewed by the chief operating decision maker (“CODM”), Mr. Keung, Yun Yuen, to make decisions about resources to be allocated to the segment and assess each operating segment’s performance. The Company has primarily engaged in one segment which is the provision of construction works services and all the income is earned in Hong Kong. Much of the information provided in these consolidated financial statements is similar to, or the same as, that reviewed on a regular basis by the Company’s CODM. As a result, the Company operates and manages its business as a single operating segment. For the six-month ended September 30, 2021 and 2020, revenue and assets within Hong Kong contributed over 90% of the Company’s total revenue and assets.

12.    CONTINGENCIES

Contingencies

In the ordinary course of business, the Company may be subject to legal proceedings regarding contractual and employment relationships and a variety of other matters. The Company records contingent liabilities resulting from such claims, when a loss is assessed to be probable, and the amount of the loss is reasonably estimable. In the opinion of management, there were no pending or threatened claims and litigation as of September 30, 2021 and through the issuance date of these consolidated financial statements.

13.    DUE FROM A DIRECTOR

Due from a director is the amount due from Mr. Keung Yun Yuen. The amount due from Mr. Keung Yun Yuen is non-trade nature, unsecured, unguaranteed, interest-free. The outstanding amount due from Mr. Keung Yun Yuen as of September 30, 2021, will be fully settled by setting off against the dividends to be declared by Chiu & Lee Partners, which expects to declare such dividends before the listing of our Ordinary Shares.

14.    SUBSEQUENT EVENTS

The Company has assessed all events from September 30, 2021, up through May 11, 2022, which is the date that these consolidated financial statements are available to be issued, there are not any material subsequent events that require disclosure in these consolidated financial statements.

Chi Ko Holdings Limited

              Ordinary Shares

______________________________

PRELIMINARY PROSPECTUS

______________________________

EF Hutton

division of Benchmark Investments, LLC

            , 2022

Until and including             , 2022 (25 days after the date of this prospectus), all dealers that buy, sell, or trade our Ordinary Shares, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the SEC is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION, DATED , 2022

Chi Ko Holdings Limited

Ordinary Shares

This prospectus relates to the resale of 1,102,500 shares of our Ordinary Shares by the Selling Shareholders named in this prospectus.

The Ordinary Shares offered by the Selling Shareholders may be sold by the Selling Shareholders from time-to-time in the open market, through privately negotiated transactions or a combination of these methods, at market prices prevailing at the time of sale or at negotiated prices.

We intend to apply to list our Ordinary Shares on the Nasdaq Capital Market under the symbol “CKHL.” There is no assurance that such application will be approved, and if our application is not approved, this offering may not be completed.

Investing in our Ordinary Shares is highly speculative and involves a high degree of risk. Before buying any shares, you should carefully read the discussion of material risks of investing in our Ordinary Shares in “Risk Factors.”

Our operations are primarily located in Hong Kong, a Special Administrative Region of the People’s Republic of China (“China” or the “PRC”), and therefore, we may be subject to unique risks due to uncertainty of the interpretation and the application of the PRC laws and regulations. As of the date of this prospectus, we are not subject to the PRC government’s direct influence or discretion over the manner in which we conduct our business activities outside of the PRC. However, due to long arm-provisions under the current PRC laws and regulations, there remains regulatory uncertainty with respect to the implementation and interpretation of laws in China. We are also subject to the risks of uncertainty about any future actions of the PRC government or authorities in Hong Kong in this regard.

Should the PRC government choose to exercise significant oversight and discretion over the conduct of our business, they may intervene in or influence our operations. Such governmental actions:

•        could result in a material change in our operations and/or the value of our securities;

•        could significantly limit or completely hinder our ability to continue our operations;

•        could significantly limit or completely hinder our ability to offer or continue to offer our securities to investors; and

•        may cause the value of our securities to significantly decline or be worthless.

We are aware that recently, the PRC government has initiated a series of regulatory actions and new policies to regulate business operations in certain areas in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using a variable interest entity (“VIE”) structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. Since these statements and regulatory actions are new, it is highly uncertain how soon the legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any. It is also highly uncertain what the potential impact such modified or new laws and regulations will have on Chiu & Lee Partners’ daily business operation, its ability to accept foreign investments and the listing of our Ordinary Shares on U.S. or other foreign exchanges. The PRC government may intervene or impose restrictions on our ability to move out of Hong Kong to distribute earnings and pay dividends or to reinvest in our business outside of Hong Kong. In addition, PRC regulatory authorities may in the future promulgate laws, regulations or implementing rules that require our company or any of our subsidiaries to obtain regulatory approval from Chinese authorities before this offering. These actions could result in a material change in our operations and could significantly limit or completely hinder our ability to complete this offering or cause the value of our Ordinary Shares to significantly decline or become worthless. See “Prospectus Summary — Recent Regulatory Development in the PRC” for additional information.

As of the date of this prospectus, our operations in Hong Kong and our registered public offering in the United States are not subject to the review nor prior approval of the Cyberspace Administration of China (the “CAC”) nor the China Securities Regulatory Commission (the “CSRC”). Uncertainties still exist, however, due to the possibility that laws, regulations, or policies in the PRC could change rapidly in the future. In the event that (i) the PRC government expanded the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or the CAC and that we are required to obtain such permissions or approvals, or (ii) we inadvertently concluded that relevant permissions or approvals were not required or that we did not receive or maintain relevant permissions or approvals required, any action taken by the PRC government could significantly limit or completely hinder our operations in Hong Kong and our ability to offer or continue to offer our Ordinary Shares to investors and could cause the value of such securities to significantly decline or be worthless.

Furthermore, as more stringent criteria, including the Holding Foreign Companies Accountable Act (the “HFCA Act”), have been imposed by the SEC and the Public Company Accounting Oversight Board (“PCAOB”), recently, our Ordinary Shares may be prohibited from trading if our auditor cannot be fully inspected. Our auditor, ZH CPA, LLC, the independent registered public accounting firm that issues the audit report included in this prospectus, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess ZH CPA, LLC’s compliance with applicable professional standards. ZH CPA, LLC is headquartered in Denver, Colorado, and can be inspected by the PCAOB. Therefore, we believe that, as of the date of this prospectus, our auditor is not subject to the determinations announced by the PCAOB on December 16, 2021, relating to the PCAOB’s inability to inspect or investigate completely registered public accounting firms headquartered in mainland China or Hong Kong because of a position taken by one or more authorities in the PRC or Hong Kong. See “Risk Factors — Risks Relating to Our Ordinary Shares — Although the audit report included in this prospectus is prepared by U.S. auditors who are currently inspected by the PCAOB, there is no guarantee that future audit reports will be prepared by auditors inspected by the PCAOB and, as such, in the future investors may be deprived of the benefits of such inspection. Furthermore, trading in our securities may be prohibited under the HFCA Act if the SEC subsequently determines our audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely, and as a result, U.S. national securities exchanges, such as the Nasdaq, may determine to delist our securities. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, and thus, would reduce the time before the securities may be prohibited from trading or delisted” for additional information. We cannot assure you whether Nasdaq or other regulatory authorities will apply additional or more stringent criteria to us. Such uncertainty could cause the market price of our Ordinary Shares to be materially and adversely affected.

We are an “emerging growth company” as defined under the federal securities laws and, as such, will be subject to reduced public company reporting requirements. See “Prospectus Summary — Implications of Being an Emerging Growth Company and a Foreign Private Issuer” for additional information.

Neither the SEC nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is            , 2022

THE OFFERING

Ordinary Shares offered by us:	0 Ordinary Shares
Ordinary Shares offered by the Selling Shareholders	1,102,500 Ordinary Shares
Ordinary Shares outstanding before the offering:	Ordinary Shares
Ordinary Shares to be outstanding after the offering:	Ordinary Shares(1)
Terms of the offering	The Selling Shareholders will determine when and how they will sell the securities offered in this prospectus.
Use of proceeds:	We will not receive any of the proceeds from the sale of the Ordinary Shares by the Selling Shareholders named in this prospectus.

____________

(1)      Assumes no issuance by us of our Ordinary Shares pursuant to the public offering prospectus filed contemporaneously herewith.

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USE OF PROCEEDS

The Selling Shareholders will receive all of the proceeds from any sales of the Ordinary Shares offered hereby. However, we will incur expenses in connection with the registration of our Ordinary Shares offered hereby.

SELLING SHAREHOLDERS

This prospectus covers the offering for resale of 1,102,500 Ordinary Shares by the Selling Shareholders. This prospectus and any prospectus supplement will only permit the Selling Shareholders to sell the number of Ordinary Shares identified in the column “Number of Ordinary Shares to Be Sold.” The Ordinary Shares issued to the Selling Shareholders are “restricted” securities under applicable U.S. federal and state securities laws and are being registered to provide the Selling Shareholders the opportunity to sell those Ordinary Shares.

The Selling Shareholders may sell, transfer or otherwise dispose of, at any time and from time to time, the Ordinary Shares in transactions exempt from the registration requirements of the Securities Act after the date of this prospectus, subject to applicable law.

The following table sets forth the names of the Selling Shareholders, the number of shares of Ordinary Shares owned by each Selling Shareholder immediately prior to the date of this prospectus and the number of shares to be offered by the Selling Shareholder pursuant to this prospectus. The table also provides information regarding the beneficial ownership of our Ordinary Shares by the Selling Shareholder as adjusted to reflect the assumed sale of all of the shares offered under this prospectus.

Name of Selling Shareholder	Ordinary Shares Beneficially Owned Prior to Offering	Percentage Ownership Prior to Offering(1)	Number of Ordinary Shares to Be Sold	Number of Ordinary Shares owned After Offering(2)	Percentage Ownership After Offering
Ling Chi Fai(3)	551,250	4.9%	551,250	—	—
Wong Chi Wai(3)	551,250	4.9%	551,250	—	—

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(1)      Based on 11,250,000 Ordinary Shares issued and outstanding prior to completion of the Company’s IPO.

(2)      Since we do not have the ability to control how many, if any, of their shares each of the Selling Shareholders will sell, we have assumed that the Selling Shareholders will sell all of the shares offered herein for purposes of determining how many shares they will own after the offering and their percentage of ownership following the offering.

(3)      None of the Selling Shareholders have had any position, office or other material relationship within past three years with the Company. None of the Selling Shareholders is a broker dealer or an affiliate of a broker dealer. None of the Selling Shareholders have an agreement or understanding to distribute any of the Shares being registered.

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SELLING SHAREHOLDERS PLAN OF DISTRIBUTION

The Selling Shareholders and any of their pledgees, donees, assignees, and successors-in-interest may sell any or all of their Ordinary Shares being offered under this prospectus on any stock exchange, market, or trading facility on which our Ordinary Shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The Selling Shareholders may use any one or more of the following methods when disposing of Ordinary Shares:

•        ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•        block trades in which the broker-dealer will attempt to sell the Ordinary Shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•        purchases by a broker-dealer as principal and resales by the broker-dealer for its account;

•        an exchange distribution in accordance with the rules of the applicable exchange;

•        privately negotiated transactions;

•        to cover short sales made after the date that the registration statement of which this prospectus is a part is declared effective by the SEC;

•        broker-dealers may agree with the Selling Shareholders to sell a specified number of such shares at a stipulated price per share;

•        a combination of any of these methods of sale; and

•        any other method permitted pursuant to applicable law.

The shares may also be sold under Rule 144 under the Securities Act, as amended, if available for a selling shareholder, rather than under this prospectus. The Selling Shareholders have the sole and absolute discretion not to accept any purchase offer or make any sale of shares if they deem the purchase price to be unsatisfactory at any particular time.

The Selling Shareholders may pledge their shares to their brokers under the margin provisions of customer agreements. If a Selling Shareholder defaults on a margin loan, the broker may, from time to time, offer and sell the pledged shares.

Broker-dealers engaged by the Selling Shareholders may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the Selling Shareholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated, which commissions as to a particular broker or dealer may be in excess of customary commissions to the extent permitted by applicable law.

If sales of shares offered under this prospectus are made to broker-dealers as principals, we would be required to file a post-effective amendment to the registration statement of which this prospectus is a part. In the post-effective amendment, we would be required to disclose the names of any participating broker-dealers and the compensation arrangements relating to such sales.

The Selling Shareholders and any broker-dealers or agents that are involved in selling the shares offered under this prospectus may be deemed to be “underwriters” within the meaning of the Securities Act in connection with these sales. Commissions received by these broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Any broker-dealers or agents that are deemed to be underwriters may not sell shares offered under this prospectus unless and until we set forth the names of the underwriters and the material details of their underwriting arrangements in a supplement to this prospectus or, if required, in a replacement prospectus included in a post-effective amendment to the registration statement of which this prospectus is a part.

The Selling Shareholders and any other persons participating in the sale or distribution of the shares offered under this prospectus will be subject to applicable provisions of the Exchange Act, and the rules and regulations under that act, including Regulation M. These provisions may restrict the activities of, and limit the timing of purchases

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and sales of any of the shares by, the Selling Shareholders or any other person. Furthermore, under Regulation M, persons engaged in a distribution of securities are prohibited from simultaneously engaging in market making and other activities with respect to those securities for a specified period of time prior to the commencement of such distributions, subject to specified exceptions or exemptions. All of these limitations may affect the marketability of the shares.

Rule 2710 requires member firms to satisfy the filing requirements of Rule 2710 in connection with the resale, on behalf of the Selling Shareholders, of the securities on a principal or agency basis. NASD Notice to Members 88-101 states that in the event a Selling Shareholder intends to sell any of the shares registered for resale in this prospectus through a member of FINRA participating in a distribution of our securities, such member is responsible for insuring that a timely filing, if required, is first made with the Corporate Finance Department of FINRA and disclosing to FINRA the following:

•        it intends to take possession of the registered securities or to facilitate the transfer of such certificates;

•        the complete details of how the Selling Shareholders’ shares are and will be held, including location of the particular accounts;

•        whether the member firm or any direct or indirect affiliates thereof have entered into, will facilitate, or will otherwise participate in any type of payment transaction with the Selling Shareholders, including details regarding any such transactions; and

•        in the event any of the securities offered by the Selling Shareholders are sold, transferred, assigned, or hypothecated by any Selling Shareholder in a transaction that directly or indirectly involves a member firm of FINRA or any affiliates thereof, that prior to or at the time of said transaction the member firm will timely file all relevant documents with respect to such transaction(s) with the Corporate Finance Department of FINRA for review.

No FINRA member firm may receive compensation in excess of that allowable under FINRA rules, including Rule 2710, in connection with the resale of the securities by the Selling Shareholders, which total compensation may not exceed 8%.

If any of the Ordinary Shares offered for sale pursuant to this prospectus are transferred other than pursuant to a sale under this prospectus, then subsequent holders could not use this prospectus until a post-effective amendment or prospectus supplement is filed, naming such holders. We offer no assurance as to whether any of the Selling Shareholders will sell all or any portion of the shares offered under this prospectus.

We have agreed to pay all fees and expenses we incur incident to the registration of the shares being offered under this prospectus. However, each Selling Shareholder and purchaser is responsible for paying any discounts, commissions, and similar selling expenses they incur.

We and the Selling Shareholders have agreed to indemnify one another against certain losses, damages, and liabilities arising in connection with this prospectus, including liabilities under the Securities Act.

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LEGAL MATTERS

We are being represented by K&L Gates LLP with respect to certain legal matters of U.S. federal securities. The validity of our shares underlying our Ordinary Shares and certain other matters of Cayman Islands law will be passed upon for us by Appleby. Legal matters as to Hong Kong laws will be passed upon for us by CFN Lawyers.

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PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6. Indemnification of Directors and Officers.

Our post-offering Memorandum and Articles of Association, which will become effective immediately upon completion of this offering, will empower us to indemnify our directors and officers against certain liabilities they incur by reason of their being a director or officer of our Company.

We have entered into indemnification agreements with each of our directors and executive officers in connection with this offering. Under these agreements, we have agreed to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our Company.

The underwriting agreement in connection with this offering also provides for indemnification of us and our officers, directors, or persons controlling us for certain liabilities.

We intend to obtain directors’ and officers’ liability insurance coverage that will cover certain liabilities of directors and officers of our company arising out of claims based on acts or omissions in their capacities as directors or officers.

Item 7. Recent Sales of Unregistered Securities.

During the past three years, we have issued the following securities which were not registered under the Securities Act. We believe that each of the following issuance was exempt from registration under the Securities Act in reliance on Regulation D under the Securities Act or pursuant to Section 4(2) of the Securities Act regarding transactions not involving a public offering or in reliance on Regulation S under the Securities Act regarding sales by an issuer in offshore transactions. No underwriters were involved in these issuance of securities.

Securities/Purchaser	Date of Issuance	Number of Securities	Consideration
Ordinary Shares
Keung Yun Yuen	May 4, 2022	11,250,000(1)	USD 1,125.00

____________

(1)      On May 4, 2022, Keung Yun Yuen transferred 551,250 Ordinary Shares to each of Ling Chi Fai and Wong Chi Wai at a total consideration of US$100,000 each.

Item 8. Exhibits and Financial Statement Schedules.

(a)     The following documents are filed as part of this registration statement:

See the Exhibit Index attached to this registration statement, which is incorporated by reference herein.

(b)    Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or has been included in the consolidated financial statements or notes thereto.

Item 9. Undertakings.

(a)     The undersigned registrant hereby undertakes:

(1)    To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)     To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)    To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) that, individually or in the aggregate, represent a fundamental change in the information in the registration statement.

Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)   To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)    That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)    To remove from registration by means of a post-effective amendment any of the securities being registered that remain unsold at the termination of the offering.

(4)    To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the act need not be furnished, provided that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, with respect to registration statements on Form F-3, a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the act if such financial statements and information are contained in periodic reports filed with or furnished to the SEC by the registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the Form F-3.

(5)    That, for the purpose of determining liability under the Securities Act to any purchaser:

(i)     If the registrant is relying on Rule 430B:

(A)    Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B)    Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by Section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(ii)    If the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(6)     That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)     Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)    Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)   The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)   Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b)    The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(c)     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the registrant pursuant to the provisions described in Item 6 hereof, or otherwise, the registrant has been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(d)    The undersigned registrant hereby undertakes that:

(1)    For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)    For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
1.1*	Form of Underwriting Agreement
3.1†	Memorandum and Articles of Association, as currently in effect
3.2*	Form of Amended and Restated Memorandum and Articles of Association (to be effective in connection with the completion of this offering)
4.1**	Specimen certificate evidencing Ordinary Shares
5.1*	Opinion of Appleby regarding the validity of the Ordinary Shares being registered
8.1*	Opinion of Appleby (included in Exhibit 5.1)
8.2*	Opinion of CFN Lawyers regarding certain Hong Kong law matters
10.1*	Form of Indemnification Agreement between the registrant and its officers and directors
10.2*	Form of Director Agreement between the registrant and its directors
10.3*	Form of Independent Director Agreement between the registrant and its independent directors
10.4*	Form of Employment Agreement between the registrant and its officers
10.5*	Form of Employment agreement between Chiu & Lee Partners and its directors and officers
10.6*	Form of Loan Agreement between HSBC and Chiu & Lee Partners
10.7*	Office Lease Contract, by and between Appleland Investments Limited and Chiu & Lee Partners, dated as of April 14, 2021
21.1†	List of Subsidiaries
23.1*	Consent of ZH CPA, LLC, an independent registered public accounting firm
23.2*	Consent of Appleby (included in Exhibit 5.1)
23.3*	Consent of CFN Lawyers (included in Exhibit 8.2)
23.4†	Consent of Thirupathi Nachiappan
23.5†	Consent of Wong Heung Ming
23.6†	Consent of Liu Yuk Shing
24.1*	Power of Attorney (included on signature page)
99.1**	Code of Business Conduct and Ethics
99.2**	Audit Committee Charter
99.3**	Nominating Committee Charter
99.4**	Compensation Committee Charter
107*	Calculation of Filing Fee Table

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†        Previously filed.

*        To be filed by amendment.

**      Filed herewith.

SIGNATURES

Pursuant to the requirements of the Securities Act, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Hong Kong, on June 17, 2022.

Chi Ko Holdings LIMITED
By:	/s/ Keung Yun Yuen
Name: Keung Yun Yuen
Title: Director and Chairman

KNOW ALL BY THOSE PRESENT, that each person whose signature appears below hereby constitutes and appoints and each of them, his or her true and lawful agent, proxy, and attorney-in-fact, with full power of substitution and resubstitution, for and in his or her name, place and stead, in any and all capacities, to (1) act on, sign, and file with the SEC any and all amendments (including post-effective amendments) to this registration statement together with all schedules and exhibits thereto and any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act, together with all schedules and exhibits thereto; (2) act on, sign, and file such certificates, instruments, agreements, and other documents as may be necessary or appropriate in connection therewith; (3) act on and file any supplement to any prospectus included in this registration statement or any such amendment or any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act; and (4) take any and all actions that may be necessary or appropriate to be done, as fully for all intents and purposes as he or she might or could do in person, hereby approving, ratifying, and confirming all that such agent, proxy, and attorney-in-fact or any of his or her substitutes may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Keung Yun Yuen	Chairman of the Board and Director	June 17, 2022
Name: Keung Yun Yuen
/s/ Chan Lee Chuen	Chief Executive Officer and Director	June 17, 2022
Name: Chan Lee Chuen
/s/ Choi Hiu Ying	Chief Finance Officer	June 17, 2022
Name: Choi Hiu Ying	(Principal Accounting and Financial Officer)
/s/ Wong Heung Ming	Independent Director	June 17, 2022
Name: Wong Heung Ming
/s/ Nachiappan Thirupathi	Independent Director	June 17, 2022
Name: Nachiappan Thirupathi
/s/ Liu Yuk Shing	Independent Director	June 17, 2022
Name: Liu Yuk Shing
/s/ Ng Wai Leung	Quantity surveyor manager	June 17, 2022
Name: Ng Wai Leung

SIGNATURE OF AUTHORIZED U.S. REPRESENTATIVE OF THE REGISTRANT

Pursuant to the Securities Act, the undersigned, the duly authorized representative in the United States of CKHL, has signed this registration statement or amendment thereto in New York, New York on June 17, 2022.

Authorized U.S. Representative Cogency Global Inc.
By:	/s/ Colleen A. De Vries
	Name:	Colleen A. De Vries
	Title:	Senior Vice President on behalf of Cogency Global Inc.